TRAN1-CK6
[CK\AGM\T\TRANSHEX\RVI OFFER\TRAN1-CK6
[SALE OF SHARES AND CLAIMS AGM]
CK\ap
Execution Version 02.03.07

SALE OF SHARES AND CLAIMS AGREEMENT

between

TRANS HEX DIAMANTE BEPERK

and

TRANS HEX OPERATIONS (PROPRIETARY) LIMITED

and

ROCKWELL RESOURCES RSA (PROPRIETARY) LIMITED

and

ROCKWELL VENTURES INC.

TABACKS

TABLE OF CONTENTS

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9

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SCHEDULES

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SALE OF SHARES AND CLAIMS AGREEMENT

1. PARTIES

1.1 TRANS HEX DIAMANTE BEPERK

1.2 TRANS HEX OPERATIONS (PROPRIETARY)LIMITED

1.3 ROCKWELL RESOURCES RSA (PROPRIETARY) LIMITED

1.4 ROCKWELL VENTURES INC

2. INTERPRETATION

2.1 The headnotes to the clauses of this Agreement are inserted for reference purposes only and shall in no way govern or affect the interpretation hereof.

2.2 Unless inconsistent with the context, the expressions set forth below shall bear the following meanings and cognate expressions shall bear corresponding meanings:

"Additional Shares"	the Niewejaarskraal Shares and the Remzwem Shares
"the/this Agreement"	this sale of shares and claims agreement together with all the schedules to this Agreement
"Active Employees"	the employees of Trans Hex Operations employed in relation to the Middle Orange Operations as at the Signature Date whose contracts of employment will on the Fulfilment Date (as such term is defined in the Business Sale Agreement) be transferred (or be deemed to have been transferred) to the Company with

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effect from the Restructure Date in terms of the Business Sale Agreement, unless otherwise lawfully terminated prior to the Restructure Date in terms of the Retrenchment Programme and/or for any other reason

"Approval Date"	the 1st (first) business day after the later of: (i) the Effective Date; and (ii) the date on which each of the Conditions specified in clause 4.1.7.1, 4.1.7.2 and 4.1.7.3 shall have been fulfilled (or waived, to the extent waiver is possible, as the case may be)
"Auditors"	PricewaterhouseCoopers Inc, Stellenbosch
"Audited Accounts"	the audited financial statements of the Company as at the Effective Date prepared in accordance with IFRS
"the Business"	the entire business undertaking conducted as a going concern by the Company as at the Effective Date of the prospecting and exploration for and/or development, mining, recovery, treatment and/or production of diamonds and associated precious and semi-precious stones, and all rehabilitation operations and Rehabilitation Obligations in connection therewith, relating to the Middle Orange Operations, it being recorded and agreed by the Parties that in terms of the Business Sale Agreement (and subject to such agreement becoming unconditional and being

implemented in accordance with its terms), the Company will be deemed to have acquired the Business from the Business Sellers and to have conducted the Business with effect from the Restructure Date

"Business Sale Agreement" — the Sale of Business and Assets Agreement to be entered into between the Company and the Business Sellers (amongst others) contemporaneously with this Agreement, substantially in the form of the draft annexed to this Agreement as Schedule 2

"Business Sellers" — Trans Hex Operations, Mvela Exploration and Pioneer, each being a seller to the Company of certain assets, liabilities and/or enterprises in terms of the Business Sale Agreement

"the Cession Agreement" — the out-and-out cession in favour of the Seller by each Business Seller of its claims on loan account against the Company in respect of the purchase price payable by the Company to such Business Seller arising from and/or in terms of the Business Sale Agreement, annexed as Schedule 13 to the Business Sale Agreement

"CIBC Letter of Credit" — the revocable Standby Letter of Credit in respect of the Purchase Price to be issued in favour of the Seller by Canadian Imperial Bank of Commerce ("**CIBC**") on behalf of the Purchaser, through CIBC's nominated advising bank The Standard Bank of South Africa Limited, for the ZAR equivalent of C$15,900,000 (fifteen million nine hundred

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	thousand Canadian dollars), substantially in the form of the draft CIBC Letter of Credit annexed hereto as Schedule 8
"C$"	Canadian dollars, the lawful currency of Canada
"the Claims"	collectively – (i) the THO Loan Claim, (ii) the Mvela Loan Claim; and (iii) the Pioneer Loan Claim, each as defined and more fully described in the Business Sale Agreement, it being recorded that the Parties intend that each Business Seller shall have ceded and transferred with effect from the Restructure Date its abovementioned loan claim against the Company to the Seller in terms of the Cession Agreement so as to enable the Seller validly and lawfully to dispose of the Claims to the Purchaser in terms of this Agreement
"Closing Date"	the 3rd (third) business day after the Completion Date
"the Closing Date Accounts"	the consolidated unaudited monthly Management Accounts of the Company for the period from the Effective Date up to and including the last day of the calendar month prior to the Closing Date, which shall be prepared by the Seller (and reviewed, as such term is customarily understood and applied by

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the auditing profession, by the Auditors) on the basis that, with effect from the Effective Date and save as otherwise contemplated in the Business Sale Agreement, the Restructure shall have been implemented and the Mining Assets shall have been acquired by the Company and registered in its name

"Closing Notification" the written notice to be delivered by either the Seller or the Purchaser to the other of them contemplated in clause 14.1

"the Company" Saxendrift Mine (Proprietary) Limited, registration number 2006/005971/07, a private limited liability company incorporated in accordance with the laws of the Republic and a wholly-owned subsidiary of the Seller (it being recorded that, for purposes of clauses 15.1, 17 and Schedule 4, a reference to "the Company" shall insofar as applicable be deemed to be also a reference to each of Niewejaarskraal and Remzwem in relation to their respective statutory records and corporate affairs)

"the Companies Act" the Companies Act 1973 (Act 61 of 1973), as amended from time to time

"Completion Date" the date of issue by the Independent Attorney of the Completion Certificate

"Completion Certificate" the signed and dated letter to be issued by the Independent Attorney, under original copy to each of the Seller and the Purchaser, in the form specified under item 2 of the CIBC Letter of Credit

"Completion Schedule"	the schedule annexed as Schedule 9 hereto, setting out in agreed terms each of the matters and/or documents required to be delivered to the Independent Attorney by the Seller and/or the Purchaser, as the case may be, as evidence of fulfilment of the Conditions, and on the basis of compliance with which the Independent Attorney will issue the Completion Certificate
"Competition Act"	the Competition Act, 1998 (Act 89 of 1998) as amended from time to time
"Competition Authorities"	the Competition Commission, or Competition Tribunal, as the case may be, having jurisdiction to approve the transactions contemplated in this Agreement in terms of the Competition Act
"the Conditions"	the conditions precedent referred to in clause 4
"CPR"	the Competent Person's Report in connection with and pertaining to the Middle Orange Operations prepared by Venmyn dated 4 April 2006, as furnished to the Purchaser during the Disposal Process, a copy of which is contained on the CD-Rom diskette attached as Schedule 5 to this Agreement
"the Deposit"	the deposit of R10 000 000,00 (ten million rand) more fully described in clause 7.1.1
"Effective Date"	1 April 2007, unless otherwise agreed in writing between the Seller and the Purchaser

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"Effective Date Balance Sheet"	the balance sheet of the Company as at the Effective Date, as prepared by the Seller substantially on the same basis as the Pro Forma Balance Sheet and audited by the Auditors, referred to in clause 8 and further prepared as if the Restructure shall have been completed and the transactions recorded in the Business Sale Agreement shall have been implemented
"Environment"	the environment, including without limitation, atmosphere, surface water, ground water, land surface, soil, sub surface strata and sewer systems
"Environmental Approval"	all permits, authorisations, licences, consents, or any other approvals issued or required by any governmental authority pursuant to the Environmental Laws, with respect to the operation of the Business
"Environmental Laws"	all South African laws, regulations, orders and the like of legal force and effect relating to the protection, management and/or rehabilitation of the Environment, including (without limitation) all constitutional, statutory and common law including all Acts of Parliament, provincial statutes, ministerial regulations, municipal regulations and by-laws and codes of practice, relating to the protection of fauna and flora, pollution of the Environment and/or human health and/or safety matters relating thereto
"Environmental Matters"	all matters pertaining to the Environment arising from the Environmental Laws, or any of them

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"First Disclosure Letter"	the letter described in clause 17.7 annexed hereto as Schedule 6
"Hazardous Substance"	any pollutant, contaminant, waste or any hazardous or dangerous substance identified in or subject to the Environmental Laws
"Historically Disadvantaged Persons"	historically disadvantaged persons as contemplated in the MPRDA, read with the Mining Charter
"IFRS"	generally accepted accounting principles and standards approved from time to time as International Accounting Standards by the International Accounting Standards Board
"Income Tax"	all tax of whatsoever nature levied and/or payable in terms of and/or pursuant to the Tax Act, as amended from time to time
"Independent Attorney"	André Visser of attorneys Deneys Reitz Inc., 25 Maude Street, Sandton, Gauteng, or any other director of Deneys Reitz Inc designated by him and acceptable to the Parties, it being recorded that as at the Signature Date, Andre Visser has so designated Ms Clare Corke and such designate has been accepted by the Parties
"Independent Expert"	an independent practising South African professional of at least 10 (ten) years experience in the relevant discipline to which the issue or matter to be determined by him or her relates, or such other person as agreed amongst the Parties by not later than 10 (ten) business days after the appointment of the

	Independent Expert shall have been called for, or failing such agreement, nominated by the president for the time being of the pre-eminent South African regulatory body (whether statutory or otherwise) which regulates the professional discipline concerned (and failing agreement as to which regulatory body is applicable, the regulatory body nominated by the Chairman for the time being of the Cape Bar Council)
"Interim Events Disclosure Letter"	the letter to be delivered by the Seller to the Purchaser contemplated in clause 8.1 in terms whereof the Seller shall disclose to the Purchaser those matters, if any, relating to the Sale Assets and/or the Company having a bearing on any of the Warranties (and which shall serve to limit the Warranties to the extent so disclosed), the cause of action in respect of which shall have arisen between the Signature Date and the Effective Date
"the Interest"	the interest which shall accrue on the Purchase Price in terms of clause 10
"Kwartelspan Project"	the diamond exploration and prospecting operations conducted by the Trans Hex Group immediately prior to the Restructure Date, as more fully set out and described in Table 3, read with Section 14, of the CPR
"Labour Relations Act"	the Labour Relations Act, 1995 (Act 66 of 1995) as amended from time to time

"Management Accounts"	the monthly management accounts of the Company from time to time
"the Material Assets"	for purposes of clause 12, the fixed assets listed in Schedule 1 which are material to the conduct of the Middle Orange Operations and which the Parties intend will be acquired by the Company in terms of the Business Sale Agreement
"Middle Orange Operations"	collectively, the whole of the diamond-related prospecting, exploration, mining, recovery and treatment operations and activities conducted immediately prior to the Restructure Date by the Trans Hex Group relating to, in connection with and/or in respect of the Saxendrift Mining Operations, the Niewejaarskraal Mining Operations, and the Prospecting Projects, all as more fully set out and described in the CPR
"Mineral Rights"	collectively, the prospecting and/or mining rights for diamonds and associated precious and/or semi-precious stones collectively listed in Schedule 3, comprising –

(i) the Mineral Rights in respect of the Saxendrift Mining Operations listed in Part 1 thereof;

(ii) the Mineral Rights in respect of the Niewejaarskraal Mining Operations listed in Part 2 thereof; and

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(iii) the Mineral Rights in respect of each of the Kwartelspan Project, the Zwemkuil-Mooidraai Project and the Remhoogte-Holsloot Project set out in Part 3 thereof,

which the Parties intend will be acquired by the Company in terms of the Business Sale Agreement

"Mining Assets"	collectively – (i) the movable and immovable assets (other than the Mineral Rights) acquired by the Company in terms of the Business Sale Agreement; and (ii) the Mineral Rights
"Mining Charter"	the broad-based socio-economic charter for the mining industry in the Republic published in terms of Section 100 of the MPRDA
"the Minister"	the Minister of Minerals and Energy
"the Ministerial Consent"	the written consent of the Minister (or her designate under Section 103 of the MPRDA) contemplated in terms of Section 11(1) of the MPRDA
"MPRDA"	the Mineral and Petroleum Resources Development Act, 2002 (Act 28 of 2002) as amended from time to time

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"Mvela Exploration"	Mvelaphanda Exploration (Proprietary) Limited, registration number 1971/008673/07, the issued share capital of which is beneficially owned in equal shares by Trans Hex Operations and Mvela Resources
"Mvela Resources"	Mvelaphanda Resources Limited, registration number 1980/001395/06
"Niewejaarskraal"	Niewejaarskraal Mine (Proprietary) Limited, registration number 2005/041175/07, a private limited liability company incorporated in accordance with the laws of the Republic and a wholly-owned subsidiary of the Seller
"Niewejaarskraal Shares"	the entire issued ordinary share capital of Niewejaarskraal as at the Effective Date, comprising 120 (one hundred and twenty) ordinary shares of R1,00 (one rand) each, comprising 100% (one hundred percent) of its issued share capital
"Niewejaarskraal Mining Operations"	the whole of the diamond prospecting, diamond mining and associated recovery and rehabilitation operations conducted immediately prior to the Restructure Date by Trans Hex Operations, as more fully set out and described in Section 12 of the CPR
"the Parties"	the Seller, Trans Hex Operations, the Purchaser and RVI, and "a Party" shall mean each or any of them as the context requires

"Pioneer"	Pioneer Minerals (Proprietary) Limited, registration number 1991/006123/07, a wholly-owned subsidiary of the Seller
"Pre-Closing Meeting"	the pre-closing meeting in respect of evidencing compliance with the Completion Schedule to be held between the Parties (or their respective representatives) and the Independent Attorney referred to in clause 14.1
"Prime Rate"	the prime rate of interest, nominal annual compounded monthly in arrears, charged from time to time by Nedbank Limited (**"Nedbank"**) on overdraft to its corporate customers, as certified by any officer or manager of Nedbank (whose appointment or authority need not be proved), and whose certificate shall be final and binding on the Parties, in the absence of manifest error
"Pro Forma Balance Sheet"	the pro forma balance sheet of the Company as at the Signature Date, prepared as if the Restructure shall already have been implemented and completed, attached hereto as Schedule 7
"Prospecting Projects"	collectively, the Kwartelspan Project, the Zwemkuil-Mooidraai Project and the Remhoogte-Holsloot Project
"the Purchase Price"	the purchase price payable by the Purchaser to the Seller in respect of the Sale Assets in terms of clause 10, as adjusted in accordance with clause 11

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"the Purchaser"	Rockwell Resources RSA (Proprietary) Limited, registration number 2005/023297/07, a private limited liability company incorporated in accordance with the company laws of the Republic and a subsidiary of RVI
"Rehabilitation Obligations"	those rehabilitation obligations as at the Effective Date relating to, arising from and/or in respect of the Middle Orange Operations in terms of the MPRDA and/or the Environmental Laws which are assumed by the Company with effect from the Restructure Date under and in terms of the Business Sale Agreement
"Remzwem"	Remzwem (Proprietary) Limited, registration number 2005/036968/07, a private limited liability company incorporated in accordance with the laws of the Republic and a wholly-owned subsidiary of the Seller
"Remzwem Shares"	the entire issued ordinary share capital of Remzwem as at the Effective Date, comprising 100 (one hundred) ordinary shares of R1,00 (one rand) each and 100% (one hundred percent) of its issued share capital
"Remhoogte-Holsloot Project"	the diamond prospecting and/or exploration operations conducted by the Trans Hex Group immediately prior to the Restructure Date, all as more fully set out and described in Table 3, read with Section 15, of the CPR
"Republic"	the Republic of South Africa, as constituted from time to time

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"Restructure"	the restructure of the affairs of the Trans Hex Group in respect of the Middle Orange Operations which it proposes implementing on the basis more fully described in the Business Sale Agreement, in terms whereof, subject to clause 16.2 and Ministerial Consent to the Transfers (to the extent required), with effect from the Restructure Date, the Company will acquire in terms of the Business Sale Agreement from the Business Sellers the Middle Orange Operations (including but not limited to the Mining Assets, subject to the terms of the Business Sale Agreement), together with all associated rehabilitation operations and Rehabilitation Obligations pertaining thereto, as more fully described in the Business Sale Agreement
"Restructure Date"	1 April 2007, unless otherwise agreed in writing between all of the parties to the Business Sale Agreement and the Purchaser
"Retrenchment Programme"	bears the same meaning as ascribed thereto in terms of the Business Sale Agreement
"RVI"	Rockwell Ventures Inc., a public company incorporated under the company laws of Canada under company registration number BC 0354545 and listed on the TSXV
"the Sale Shares"	200 (two hundred) fully paid up ordinary shares of R1,00 (one rand) each in the issued share capital of the Company, comprising 100% (one hundred percent) of its total issued share capital

"the Sale Assets"	collectively - (i) the Sale Shares and the Claims; and (ii) the Additional Shares
"Saxendrift Mining Operations"	the whole of the diamond prospecting, diamond mining and associated recovery operations conducted immediately prior to the Restructure Date by members of the Trans Hex Group more fully described in Section 11 of the CPR
"the Seller"	Trans Hex Diamante Beperk, registration No. 1969/002820/06, a public company incorporated in accordance with the laws of the Republic and a wholly-owned subsidiary of Trans Hex
"Seller's Attorneys"	Mervyn Taback Inc., registration no. 2000/024541/21
"Seller's Funds"	collectively, the pension and provident funds of which the Active Employees are members as at the Effective Date, referred to in clause 20
"the Signature Date"	the date of last signature of this Agreement
"Tax Act"	the Income Tax Act, 1962 (Act 58 of 1962) as amended from time to time
"Taxation"	as defined in clause 18.1.7

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"Transfer Value"	the agreed values on transfer to the Company as at the Restructure Date of each of the Material Assets recorded opposite the Material Asset concerned in Schedule 1
"Trans Hex"	Trans Hex Group Limited, registration number 1963/007579/06, a public company incorporated in accordance with the company laws of the Republic and listed on the JSE Limited (*formerly the JSE Securities Exchange*) and the Namibian Stock Exchange
"Trans Hex Group"	Trans Hex and its subsidiaries and affiliates for the time being and from time to time, which solely for the purposes of this Agreement shall be deemed to include Mvela Resources and Mvela Exploration
"Trans Hex Operations"	Trans Hex Operations (Proprietary) Limited, Registration Number 1968/012100/07, indirectly (through Benguela Concessions Limited) a wholly-owned subsidiary of the Seller
"TSXV"	the venture capital exchange of the Toronto Stock Exchange, on which the shares of RVI are listed as at the Signature Date
"VAT Amount"	the aggregate amount of any value-added tax which may be or become payable by the Business Sellers in terms of the Business Sale Agreement arising from or in connection with the sale to the Company of the assets, labilities and/or enterprises, or any part thereof, the subject matter of the Business Sale Agreement

"Venmyn"	Venmyn Rand (Proprietary) Limited trading as Venmyn, registration number 1988/004918/07, a specialist advisor in mineral project valuations
"Venmyn Report"	the report in compliance with National Instrument 43-101 of the TSXV to be commissioned by no later than the Signature Date by RVI (at its own cost) from Venmyn in respect of the Middle Orange Operations for purposes of submission to the TSXV in connection with the Condition specified in clause 4.1.3.2
"Verification Date"	the later of – (i) the Approval Date; (ii) the date of delivery to the Purchaser of the Effective Date Balance Sheet; and (iii) the date of receipt by the Seller and the Purchaser of the Material Assets Schedule referred to in clause 12.1.3
"the Warranties"	the Warranties set out in Schedule 4 and elsewhere in this Agreement given by the Seller to the Purchaser in connection with and concerning the Sale Assets and (insofar as applicable) the Company
"ZAR" or "rand" or "South African Rand"	the lawful currency of the Republic of South Africa

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"Zwemkuil-Mooidraai Project"	the diamond prospecting and/or exploration operations conducted by the Trans Hex Group immediately prior to the Restructure more fully set out and described in Table 3, read with Section 13, of the CPR

2.3 Where any term is defined within the context of any particular clause in this Agreement, the term so defined, unless it is clear from the clause in question that the term so defined has limited application to the relevant clause, shall bear the meaning ascribed to it for all purposes in terms of this Agreement, notwithstanding that that term has not been defined in this interpretation clause.

2.4 Unless inconsistent with the context or save where the contrary is expressly indicated:

2.4.1 an expression which denotes any gender includes the other genders; a natural person includes an artificial person and vice versa; and the singular includes the plural and vice versa;

2.4.2 if any provision in a definition is a substantive provision conferring rights or imposing obligations on any Party, notwithstanding that it appears only in this interpretation clause, effect shall be given to it as if it were a substantive provision of this Agreement;

2.4.3 a reference to "days" shall be construed as calendar days unless qualified by the word "business", in which instance a "business day" shall be any day other than a Saturday, Sunday or official public holiday in the Republic of South Africa. Any reference to "business hours" shall be construed as being the hours between 08h30 (eight hours and thirty minutes) and 17h00 (seventeen hours) on any business day. Any reference to time shall be based upon South African Standard Time;

2.4.4 when any number of days is prescribed in this Agreement, same shall be reckoned exclusively of the first and inclusively of the last day

unless the last day falls on a day which is not a business day, in which case the last day shall be the next succeeding business day;

2.4.5 in the event that the day for payment of any amount due in terms of this Agreement should fall on a day which is not a business day, the relevant day for payment shall be the subsequent business day;

2.4.6 in the event that the day for performance of any obligation to be performed in terms of this Agreement should fall on a day which is not a business day, the relevant day for performance shall be the subsequent business day;

2.4.7 any reference in this Agreement to an enactment is to that enactment as at the Signature Date and as amended or re-enacted from time to time;

2.4.8 any reference in this Agreement to this Agreement or to any other agreement or document shall be construed as a reference to this Agreement or (as the case may be) such other agreement or document, as the same may have been, or may from time to time be, amended, varied, novated or supplemented;

2.4.9 the use of the word "including" followed by a specific example shall not be construed as limiting the meaning of the general wording preceding it and the *eiusdem generis* rule shall not be applied in the interpretation of such general wording or such specific example;

2.4.10 the expiration or termination of this Agreement shall not affect such of the provisions of this Agreement as expressly provide that they will operate after any such expiration or termination or which of necessity must continue to have effect after such expiration or termination, notwithstanding that the clauses themselves do not expressly provide for this;

2.4.11 no provision of this Agreement constitutes a stipulation for the benefit of any person who is not a party to this Agreement; and

2.4.12 a reference to a Party includes that Party's successors-in-title or assigns.

2.5 The rule of construction that the contract shall be interpreted against the Party responsible for the drafting or preparation of this Agreement, shall not apply.

2.6 Any capitalised term used in this Agreement which is not otherwise defined in terms of clause 2.2 above and/or in terms of any other provision of this Agreement shall, if defined in the Business Sale Agreement, bear the same meaning as ascribed thereto in the Business Sale Agreement.

2.7 Where in terms of this Agreement any obligation is imposed on a Party (whether jointly with any other Party or severally) to bear or pay the costs of and/or incidental to any action to be taken or thing to be done (or so procured to be taken or done) by such Party in relation to any matter contemplated in this Agreement, then notwithstanding anything to the contrary herein contained such obligation to bear and pay the costs concerned shall survive the termination or cancellation of this Agreement for whatever reason.

2.8 The schedules to this Agreement form an integral part hereof and words and expressions defined in this Agreement shall bear, unless the context otherwise requires, the same meaning in such schedules.

3. **INTRODUCTION**

3.1 Subject to the Business Sale Agreement becoming unconditional and being implemented, the Seller will on and from the Effective Date be the beneficial owner of the Sale Assets and will be entitled to dispose thereof.

3.2 The Seller wishes to sell and the Purchaser wishes to purchase the Sale Assets, upon the terms and conditions contained in this Agreement.

3.3 It is recorded that –

3.3.1 prior to the Signature Date, the Purchaser has, through its employees and authorised representatives:

3.3.1.1 conducted to its satisfaction a due diligence investigation in respect of the Sale Assets, the Middle Orange Operations and of such information in relation to the assets, properties, business and operations of Trans Hex Operations pertaining thereto as has been made available to it by members of the Trans Hex Group and its advisers, as contemplated in clause 17.8;

3.3.1.2 has examined the books, records and financial condition of Trans Hex Operations insofar as they relate to the Middle Orange Operations and to the extent that such books and records have been made available for inspection, and

3.3.2 between the Signature Date and the Closing Date, the Purchaser, subject to the stipulations in clause 34, will be afforded every reasonable opportunity by the Seller to continue such investigations in respect of the Sale Assets and the Middle Orange Operations and generally to familiarise itself with the assets, properties, business and operations of Trans Hex Operations pertaining thereto.

4. <u>CONDITIONS PRECEDENT</u>

4.1 This entire Agreement (save for clauses 1 to 8, both inclusive, clauses 12, 15, 16, 17.9, 23.7 and 25 to 37 (both inclusive), which shall be of immediate force and effect) is subject to the fulfilment or waiver, as the case may be, of the following conditions precedent ("**Conditions**") by not later than the dates respectively specified below (or such later dates as the Parties may agree in writing):

4.1.1 by no later than 3 (three) business days after the Signature Date:

4.1.1.1 the Purchaser shall have paid the Deposit to the Seller on the basis described in clause 7.1.1;

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4.1.1.2 the Business Sale Agreement shall have been entered into by the parties thereto in the form of the draft annexed as Schedule 2;

4.1.2 by no later than 10 (ten) business days after the Signature Date, the Purchaser shall have procured the issue to the Seller of the CIBC Letter of Credit on the basis described in clause 7.1.2;

4.1.3 by no later than:

4.1.3.1 15 (fifteen) days after the Signature Date, Venmyn shall have delivered to RVI the Venmyn Report, under copy to the Seller; and

4.1.3.2 21 (twenty-one) days after receipt by RVI of the Venmyn Report, to the extent required, the unconditional written approval of the TSXV shall have been obtained by RVI for the acquisition by the Purchaser of the Sale Assets on the basis recorded in this Agreement and a copy thereof furnished to the Seller;

4.1.4 by no later than 20 (twenty) days after the Signature Date, the Purchaser (in its sole discretion) shall have in writing confirmed to the Seller that it is satisfied with its due diligence investigations into the right, title and interest in and to the Mineral Rights of each of the sellers in terms of the Business Sale Agreement;

4.1.5 the Seller shall have delivered to the Purchaser the Effective Date Balance Sheet and the Interim Events Disclosure Letter on the basis described in clause 8.1;

4.1.6 on or before close of business on the 3rd (third) business day after the Verification Date, the Purchaser shall not have delivered a Rescission Notice to the Seller as contemplated in clause 12.3;

4.1.7 by no later than 60 (sixty) business days after the Signature Date:

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4.1.7.1 to the extent required, the unconditional written approval ("**the Competition Approval**") of the Competition Authorities to the transactions contemplated herein shall have been obtained, or if such Competition Approval shall be subject to any conditions, the Seller and the Purchaser shall have in writing confirmed that such conditions are acceptable to them;

4.1.7.2 the Business Sale Agreement shall have become unconditional in accordance with its terms;

4.1.7.3 Ministerial Consent to the acquisition by the Purchaser of the Sale Shares shall have been obtained on such terms and conditions as may be reasonably acceptable, in their respective discretions, to the Seller and the Purchaser; and

4.1.7.4 the Independent Attorney shall have issued the Completion Certificate.

4.2 The Parties shall, where it is within their power to do so, use reasonable commercial endeavours to procure the fulfilment of the Conditions as soon as reasonably possible after the Signature Date. Without limiting the generality of the foregoing, the Parties shall use all reasonable endeavours and shall take all reasonable steps to secure the Competition Approval referred to in 4.1.7.1, the Ministerial Consent referred to in 4.1.7.3 and the issue of the Completion Certificate referred to in 4.1.7.4. Subject to clause 4.3, if all of the Conditions are not fulfilled or waived, as the case may be, by not later than the dates respectively specified in clause 4.1 for their fulfilment, this Agreement (save for clauses 1, 2, 3, this clause 4.2, clauses 5.4, 7.2, 7.3, 12.4, 23.7 and 25 to 37 (both inclusive) which shall remain of full force and effect) shall lapse and shall be of no force and effect.

4.3 In the event that Competition Approval shall be required, either Party may on written notice to the other Party, to be delivered by no later than the date specified in clause 4.1.7, unilaterally extend the date for fulfilment of the Condition in respect of Competition Approval by up to a period of 20 (twenty) business days, provided that such Party has complied with the provisions of

clause 6, and provided further that no Party shall be entitled unilaterally again to extend the date for fulfilment of such Condition.

4.4 In the event that any requisite approval by the TSXV required by RVI shall not have been obtained on or before the date specified therefor in clause 4.1.3.2, RIV shall be entitled, on timely written notice to the Seller, unilaterally to extend the date for fulfilment of the Condition in clause 4.1.3.2 by not more than 5 (five) business days.

4.5 The Conditions specified in clauses 4.1.1.1 and 4.1.2 are inserted for the benefit of the Seller and may be waived by the Seller only, in writing, at any time prior to the dates respectively specified for their fulfilment. The Conditions specified in clauses 4.1.3, 4.1.4 and 4.1.6 are inserted for the benefit of the Purchaser and may be waived by the Purchaser only, in writing, at any time prior to the dates respectively specified for their fulfilment. The remaining Conditions are all stipulated for the benefit of both the Purchaser and the Seller and accordingly may only be waived (except for the Condition specified in clause 4.1.7.1, which may not be waived) by written agreement between the Purchaser and the Seller, by not later than the dates respectively referred to in clause 4.1 in respect of each such Condition. Any Condition so waived in writing by the Party or Parties entitled thereto shall be deemed to have been fulfilled.

5. REGULATORY APPROVALS

5.1 The Purchaser and the Seller shall co-operate with each other to ensure that, subject to clause 34, all information necessary or desirable for the making of, or responding to any requests for further information consequent upon any notifications or filings, including (without limitation) the Ministerial Consent contemplated in clause 4.1.7.3 and the filings required in respect of and/or in connection with the Competition Approval described in clause 4.1.7.1, made in respect of this Agreement, or the transactions contemplated by this Agreement, is supplied to the Party dealing with such notifications and filings and that such notifications and/or filings are properly, accurately and promptly made.

5.2 It is expressly agreed by the Parties that, unless and until the CIBC Letter of Credit referred to in clause 4.1.2 shall have been furnished to the Seller, the Purchaser shall not be entitled to approach and/or engage in any discussions with the relevant Department of Minerals and Energy ("**the DME**") and/or the Minister in connection with and/or relating to the sale and transfer of the Sale Assets to the Purchaser and/or of the Mining Assets (or any of them) to the Company in terms of the Business Sale Agreement, and furthermore that all and any discussions, negotiations and consultations with the DME and/or the Minister in respect of the transactions contemplated in this Agreement shall, save as otherwise agreed by the Seller, be undertaken jointly by the Purchaser and the Seller.

5.3 If any material regulatory action, other than in respect of the Competition Approval as described in clause 4.1.7.1, adverse to the completion of this Agreement in accordance with its terms is taken or threatened by any relevant authority, the Purchaser and the Seller shall promptly meet to discuss and, if possible, agree on appropriate action, if any, to be taken in response to such regulatory action and/or threatened regulatory action. The Seller and the Purchaser shall, without limiting the generality of the foregoing, discuss and if possible agree in relation to whether any modification to the terms of this Agreement and/or the Business Sale Agreement, or any agreement entered into pursuant to this Agreement, should be made, in order to bring about the position where such regulatory action or threatened regulatory action shall either not be taken or shall, if taken, not have the effect of preventing the completion of this Agreement in accordance with its terms. The Parties shall co-operate in good faith in giving effect to the stipulations of this clause 5.3.

5.4 Any fees payable on application or notification of the transaction described in this Agreement to any regulatory body having jurisdiction in respect thereof, shall be paid:

5.4.1 without limiting the applicability of and subject to clause 31, in the event that such application or notification shall be compulsory in the Republic, by the Purchaser and the Seller in equal shares; and

5.4.2 in the event that such application or notification shall be compulsory in respect of only one of the Parties, or shall be for the benefit of only one of the Parties, by the Party requiring such application or notification to be made.

6. **COMPETITION FILINGS**

6.1 Subject to the provisions of clause 5, the Parties record and agree that:

6.1.1 by no later than 5 (five) business days after the Signature Date, the Seller and the Purchaser shall jointly procure that the Seller's Attorneys will have commenced with the preparation of all documents necessary to ensure that the transaction recorded in this Agreement complies with the merger notification requirements set out in Chapter 3 of the Competition Act;

6.1.2 as soon as possible after compliance by the Purchaser with the provisions of clause 4.1.2 (but in any event by no later than 5 (five) business days thereafter), the Seller and the Purchaser shall furnish to the Seller's Attorneys all such information, documents and the like as they may reasonably require in order to enable the Seller's Attorneys to lodge a joint merger notification by the Purchaser and the Seller with the Competition Authorities in respect of the transaction contemplated herein; and

6.1.3 the content and form of such joint merger notification to the Competition Authorities shall be approved by the Seller and the Purchaser prior to its submission by the Seller's Attorney, and the Seller and the Purchaser reciprocally undertake not unreasonably to delay or withhold such approval.

6.2 Subject to the provisions of clause 5.4 and 31, the Purchaser and the Seller shall, in equal shares, on receipt of a written demand for such payment from the Seller's Attorneys, pay to the Seller's Attorneys the merger filing fee which, in terms of the Competition Act and the requirements thereto, is to

accompany the submission of the reporting documentation to the Competition Authorities.

6.3 The Parties shall provide the Seller's Attorneys with all reasonable assistance as the Seller's Attorneys may require in relation to the preparation and submission of the documentation referred to in clause 6.1.2 as and when such assistance may be required.

7. PAYMENT PROVISIONS

7.1 The Purchaser shall:

7.1.1 by no later than 3 (three) business days after the Signature Date, pay the Deposit to the Seller. The Deposit will be paid in South African currency to the Seller's Attorneys and will be held in trust by the Seller's Attorneys as joint stakeholder for the Seller and the Purchaser and will be invested as soon as practicably possible after receipt thereof by the Seller's Attorneys in an interest-bearing attorney's trust account with Nedbank Limited in the names jointly of the Seller and the Purchaser in terms of Section 78(2A) of the Attorneys Act, 1979, subject to the further provisions of this clause 7 and clause 11; and

7.1.2 by not later than 10 (ten) business days after the Signature Date (or such later date as the Parties may in writing agree), procure the delivery to the Seller's Attorneys of the CIBC Letter of Credit, duly completed and issued by the issuer thereof substantially in the form annexed to this Agreement as Schedule 8.

7.2 In the event that the Purchaser shall fail, for whatever reason, to fulfil (or procure the fulfilment of) the Condition specified in clause 4.1.2 (which it is solely liable to fulfil), or fails in any material respect to use its reasonable commercial endeavours to procure (insofar as it has the ability to do so) the fulfilment of the other Conditions, or any of them, or shall breach the provisions of clauses 5.2 and/or 5.4, the Seller (provided that the Seller is not itself then in breach of any material provision of this Agreement) shall, subject (for the avoidance of doubt) at all times to the provisions of clause 26.1, be

entitled to terminate this Agreement by the delivery of a written notice to that effect to the Purchaser, and the Seller shall be entitled, without prejudice to any rights which may have accrued to the Seller in terms of this Agreement or otherwise at law before such termination, to retain the Deposit, excluding all interest accrued on the Deposit, by way of pre-estimated liquidated damages.

7.3 Subject to clause 7.2, in the event that this Agreement shall fail by reason of the non-fulfilment or the lack of waiver (to the extent waiver is possible) of the Conditions, or any of them, within the time allowed in respect of the fulfilment and/or waiver thereof, the Seller shall forthwith procure that the Seller's Attorneys shall repay the Deposit and all interest accrued thereon to the Purchaser and shall simultaneously procure that they return the original CIBC Letter of Credit to the Purchaser for cancellation.

7.4 The Parties record, for the avoidance of doubt, that notwithstanding anything to the contrary herein contained, all interest accrued in respect of the Deposit from the Signature Date up to and including the date of payment in full of the Purchase Price to the Seller shall inure for the benefit of the Purchaser and, if this Agreement shall become unconditional, shall be payable to the Purchaser by way of set-off on the basis contemplated in clause 10.3.2. If the Deposit shall have been forfeited to the Seller in terms of the provisions of clause 7.2, or this Agreement shall have lapsed for want of fulfilment of any other Condition referred to in clause 4.2 (including pursuant to the provisions of clause 12.3), the accrued interest in respect of the Deposit shall be payable thereafter to the Purchaser within 48 (forty-eight) hours after first written demand therefor delivered by the Purchaser to the Seller's Attorneys.

8. **EFFECTIVE DATE BALANCE SHEET**

8.1 The Seller shall procure that the Effective Date Balance Sheet shall be audited by its Auditors, and that a signed certified copy of the Effective Date Balance Sheet shall be delivered to the Purchaser as soon as practicably possible after the Effective Date (and in any event by no later than 15 (fifteen) business days after the later of the Approval Date and the date of completion by the Auditors of their audit as at the Effective Date in respect of the Business and the Company). The Seller shall simultaneously deliver to the

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Purchaser the Interim Events Disclosure Letter. In the event that, as at such date, the Auditors shall have prepared the Audited Accounts, the Seller shall, *in lieu* of the Effective Date Balance Sheet, deliver the Audited Accounts to the Purchaser; and in such case, a reference to the Effective Date Balance Sheet in this Agreement shall be deemed to be a reference to the audited balance sheet of the Company set out in the Audited Accounts.

8.2 Without limiting the generality of the foregoing, the Parties record that, with effect from the Effective Date and prior to the Closing Date, the Purchaser (and its professional advisers) shall, subject to the stipulations of clause 34, be afforded unrestricted access to the Auditors and their working papers in respect of and relating to the preparation of the Effective Date Balance Sheet and to the accounting personnel of the Seller in respect of the Management Accounts of the Company.

8.3 The Rehabilitation Obligations reflected in the Pro Forma Balance Sheet will be substantially the same as recorded in the Effective Date Balance Sheet and the Closing Date Accounts.

8.4 The cost of preparing the Effective Date Balance Sheet shall be borne jointly by the Seller and the Purchaser, and the costs of preparing the Audited Accounts and the Closing Date Accounts, as the case may be, shall be borne by the Company.

8.5 The auditors of the Purchaser shall, with effect from the Effective Date, be given all reasonable access to the Auditors and the Company's books and records, as well as to the books and records of the Seller (insofar as they relate to the Middle Orange Operations), for the purpose of reviewing the Effective Date Balance Sheet. Without limiting the generality of the foregoing, the Purchaser's auditors shall, with effect from the Closing Date, be entitled, on good cause shown, to request that the Seller shall allow the Purchaser's auditors, subject to the stipulations of clause 34, to have access to and to inspect the books and records of the Seller relating to the Middle Orange Operations for the purposes of and in connection with the preparation and/or finalisation of the books of account and/or statutory records of the Company. The Seller undertakes to consider any such request from the Purchaser's

auditors in good faith and to act reasonably and, in appropriate circumstances, to allow the Purchaser's auditors, subject to the provisions of clause 34, so to have access to and to inspect such books and records.

8.6 Should there be any dispute between the Auditors of the one part, and the Purchaser's auditors of the other part, as to any amount to be included in the Effective Date Balance Sheet or the treatment of any such amount in the Effective Date Balance Sheet then such dispute shall be referred to and determined by the Independent Expert in accordance with the principles set out in clause 30.

9. **SALE**

The Seller hereby sells to the Purchaser, which hereby purchases, the Sale Assets, on the basis that:

9.1 the sale by the Seller of the Sale Shares and Claims shall be a divisible transaction from the sale to the Purchaser of the Additional Shares; provided that the Purchaser shall not be obliged to complete the acquisition of the Additional Shares unless it shall have acquired the Sale Shares and Claims; and

9.2 on the Closing Date, ownership of, and the risk in and benefit of the Sale Assets, shall be deemed to have passed to the Purchaser with effect from the Effective Date.

10. **PURCHASE PRICE**

10.1 The Purchase Price payable by the Purchaser to the Seller shall be:

10.1.1 the aggregate sum of R100 410 000,00 (one hundred million four hundred and ten thousand rand) for the Sale Shares and Claims, subject to adjustment in terms of clause 11, plus the VAT Amount, and

10.1.2 the sum of R6 000,00 (six thousand rand) for the Additional Shares.

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10.2 The Purchase Price shall be attributable to the Sale Assets as follows

10.2.1 firstly to the Claims, at their respective face values in the books and records of the Company;

10.2.2 secondly to the Additional Shares, in the sum of R6 000,00 (six thousand rand); and

10.2.3 the balance of the Purchase Price shall be attributable to the Sale Shares (subject to a minimum of R1,00).

10.3 The Purchase Price shall bear Interest at the Prime Rate with effect from the Effective Date up to and including the date of payment thereof in full, which Interest:

10.3.1 shall be paid by the Purchaser to the Seller simultaneously with payment of the balance of the Purchase Price in terms of clause 13.1.2;

10.3.2 shall be reduced, by way of set-off, by the amount of the interest accrued in respect of the Deposit in the attorney's trust account contemplated in clause 7.1.1 on or after the Signature Date up to and including the date of payment in full of the Purchase Price, as certified by the Seller's Attorneys in writing to the Purchaser and the Seller on the Closing Date.

11. ADJUSTMENT OF PURCHASE PRICE

11.1 The Purchase Price shall be adjusted as follows:

11.1.1 the Purchase Price shall be increased, subject to clause 11.2, by an amount equal to the aggregate of all severance and/or retrenchment costs (**"Severance Costs"**) incurred by the Seller and/or the Company between the Signature Date and the Closing Date arising from and/or in connection with the agreed termination of employment in terms of the Retrenchment Programme of any Active Employees, plus the Severance Costs incurred on or after 1 December 2006 in respect of

any other employees of Trans Hex Operations engaged in relation to the Middle Orange Operations who accepted voluntary retrenchment prior to the Signature Date in terms of the Retrenchment Programme, on the basis contemplated in clause 21 of the Business Sale Agreement, as certified in writing by the Auditors (**"the Certificate"**);

11.1.2 the Purchase Price shall be reduced by the aggregate amount of any reduction in the purchase consideration payable by the Company, as determined at the Closing Date, to any Business Seller in terms of the Business Sale Agreement in respect of any of the Trans Hex Rights (including, if applicable, the Excluded Fixed Assets pertaining thereto), Mvela Rights and/or the Pioneer Rights (as each of such capitalised terms is defined in the Business Sale Agreement) and which, pursuant to the provisions of the Business Sale Agreement, shall not have been acquired by the Company from the Business Seller concerned;

11.1.3 the Purchase Price shall be reduced by the aggregate of the Reimbursable Amount which the Seller shall be obliged to reimburse to the Purchaser in terms of clause 12.2; and

11.1.4 the Purchase Price shall be reduced by up to a maximum amount of R150 000,000 (one hundred and fifty thousand rand) in aggregate in respect of the reasonable costs to be incurred by the Company and/or the Purchaser in procuring the removal of the Brakfontein Pan Plant in terms of clause 15 of the Business Sale Agreement, as evidenced by a written quotation obtained by the Purchaser.

11.2 In the event that the Purchaser shall have complied with its obligation to furnish to the Seller the CIBC Letter of Credit referred to in clause 4.1.2 by no later than the date specified therein, any increase in the Purchase Price in terms of clause 11.1.1 in respect of the Severance Costs shall be limited in aggregate to the lower of (i) 85% (eighty-five percent) of the Severance Costs and (ii) R5 000 000,00 (five million rand).

11.3 The Seller shall procure that the Certificate referred to in clause 11.1.1 shall be delivered to the Purchaser simultaneously with the Effective Date Balance Sheet.

11.4 In the event that the Purchaser and the Seller shall, for whatever reason, disagree in respect of the adjustment to the Purchase Price in terms of this clause 11, the adjustment shall be determined by the Independent Expert in terms of clause 30.

12. **VERIFICATION OF FIXED ASSETS**

12.1 The Seller shall by no later than 5 (five) business days after the later of the Approval Date and the date of delivery to the Purchaser of the Effective Date Balance Sheet cause the Auditors to verify the existence of the Material Assets in accordance with the following provisions –

12.1.1 the Auditors shall be instructed by the Seller physically to inspect the Material Assets situated on site and to verify that each Material Asset is in existence and in the possession or under the control of the Company;

12.1.2 each of the Seller and the Purchaser will be entitled to be present (or represented) during the verification process, to which end the Seller shall promptly notify the Purchaser in writing as and when the Approval Date shall have occurred and (subject to having provided the Purchaser with not less than 3 (three) business days' notice) the details of the logistical arrangements made in connection with the verification exercise (it being recorded that, if the Purchaser and/or the Seller elects to nominate a representative to be present at the verification exercise contemplated herein, the Purchaser and/or the Seller, as the case may be, shall be obliged to ensure that its nominated representative(s) shall timeously attend on site on the stipulated date of such verification exercise); and

12.1.3 after the verification process has been completed a schedule (**"the Material Assets Schedule"**) reflecing the Material Assets the

existence of which has been so verified by the Auditors will be prepared by the Auditors at the same time and initialled on site by the said representatives of the Seller and the Purchaser (and failing attendance by the Purchaser or the Seller (or either of their respective nominated representatives) on site for purposes of the verification exercise, the Material Assets Schedule as prepared by the Auditors and initialled by either the Seller or the Purchaser, as the case may be, will be deemed irrevocably to have been approved by the Seller or the Purchaser, as the case may be).

12.2 Subject to clause 12.3, if the existence of any Material Asset shall not have been verified as aforesaid, the Purchase Price of R100 410 000,00 (one hundred million four hundred and ten thousand rand) shall fall to be reduced by an amount (**"the Reimbursable Amount"**) equal to 65% (sixty-five percent) of the Transfer Value of such Material Asset (and in such case, to the extent that the Purchase Price may have been paid by the Purchaser without adjusting same to take into account the Reimbursable Amount, the Reimbursable Amount will be paid in cash by the Seller to the Purchaser by no later than 3 (three) business days after the Closing Date), provided that should the Purchaser or the Company at any time thereafter receive the proceeds of any claim under any policy of insurance to which the Purchaser and/or the Company, as the case may be, may be entitled in respect of such Material Asset, the Purchaser will forthwith pay such amount in cash (subject to a maximum of the Reimbursable Amount) to the Seller, the Purchaser undertaking to claim whatever it is able to under any such policy of insurance expeditiously.

12.3 In the event that:

12.3.1 the Material Assets Schedule shall reflect that Material Assets (**"the Non-Existent Assets"**), the aggregate Transfer Value of which is equal to or greater than 30% (thirty percent) of the total Transfer Values of all of the Material Assets, either do not exist or, being in existence, are not in (or reasonably able to be placed in) the possession or under the control of the Company; and/or

12.3.2 any fact, matter or circumstance disclosed by the Seller to the Purchaser in the Interim Events Disclosure Letter will or may, in the opinion of the Purchaser, acting reasonably, result in the Company incurring a financial obligation in excess of R10 million (ten million rand) which is not otherwise recorded or provided for in the Effective Date Balance Sheet; and/or

12.3.3 the liabilities of the Company recorded or provided for in the Effective Date Balance Sheet shall exceed the liabilities recorded or provided for in the Pro Forma Balance Sheet by an amount equal to or greater than R10 million (ten million rand),

the Purchaser shall be entitled, by no later than 3 (three) business days after the Verification Date, to deliver a written notice (**"the Rescission Notice"**) to the Seller stating that, *in lieu* of the reimbursement to the Purchaser contemplated in terms of clause 12.2 in respect of the Non-Existent Assets and/or enforcement of its claims (if any) against the Seller to be indemnified or for damages under this Agreement, the Purchaser thereby elects to resile from the Agreement. In the event that the Purchaser shall deliver to the Seller the Rescission Notice contemplated herein, then notwithstanding anything to the contrary herein contained, this Agreement (save for clauses 1, 2, 3, 5.4, 7.2, 7.3, 7.4, 12.4 and 26 to 37 (both inclusive) which shall remain of full force and effect) shall *ipso facto* lapse and cease to be of any further force or effect. It is expressly recorded by the Parties that the right to resile granted to the Purchaser in terms of this clause 12.3 shall be in addition to and without prejudice to any other rights granted to either the Seller or the Purchaser in terms of this Agreement, shall be capable of being exercised once only by the Purchaser in the circumstances contemplated herein, and if not so exercised shall lapse and shall not thereafter revive.

12.4 The costs of the Auditors relating to or in connection with the verification of the Material Assets will be borne and paid by the Seller and the Purchaser in equal shares.

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13. PAYMENT OF THE PURCHASE PRICE

13.1 The Purchaser shall pay the full amount of the Purchase Price (subject to clause 13.2) to the Seller, as follows:

13.1.1 as to the Deposit, on the Closing Date the Seller shall deliver a written notification to the Seller's Attorneys, under copy to the Purchaser, authorising and instructing the Seller's Attorneys forthwith to release the Deposit (together with all accrued interest thereon) to the Seller; and

13.1.2 as to the balance of the Purchase Price (together with all accrued interest thereon in terms of clause 10.3), in South African currency, in immediately available funds without set-off or deduction, as follows:

13.1.2.1 by way of direct deposit or electronic transfer of funds on the Closing Date to the following designated bank account:

Account Name:	Trans Hex Operations (Pty) Limited
Bank Name:	ABSA Bank Limited
Account Number:	0390-221-495
Branch Code:	502-110

and on the further basis that, in the event that the Purchaser shall for any reason fail to effect payment to the Seller's said designated bank account on the Closing Date, the Seller shall be entitled forthwith to present for payment (and to be paid) the CIBC Letter of Credit in accordance with its terms; and

13.1.2.2 in respect of the Severance Costs referred to in clause 11.1.1 by direct electronic transfer of funds into the Seller's designated bank account specified in 13.1.2.1 by no later than 2 (two) business days after presentation by the Seller to the Purchaser of the Certificate referred to in clause 11.1.1.

13.2 If arising from the adjustments of the Purchase Price contemplated in terms of the provisions of clause 11 and/or the provisions of clause 10.3 any amounts (**"the Additional Sums"**), over and above the aggregate of the Deposit and the amount specified in the CIBC Letter of Credit, shall be payable by the Purchaser to the Seller in respect of the Purchase Price, the Seller's Auditors shall certify in writing to the Purchaser such Additional Sums by no later than 5 (five) business days after any such Additional Sums shall have been finally determined in terms of clause 10.3 and/or clause 11 (including, insofar as applicable, by reference to the determination thereof made by the Independent Expert, a copy of whose determination shall in such case simultaneously be furnished by the Auditors to the Purchaser) and the Purchaser shall, on the Closing Date (or if any Additional Sums shall not have been finally determined by the Closing Date, by no later than the 3 (three) business days after the Additional Sum concerned shall have been finally determined in terms of clause 10.3 and/or clause 11.4, as the case may be) pay the Additional Sum concerned to the Seller on the basis *mutatis mutandis* set out in clause 13.1.2.2. The provisions of this clause 13.2 shall apply *mutatis mutandis* in respect of any applicable downward adjustment of the Purchase Price made pursuant to clause 11 and any consequential obligation arising therefrom of the Seller to reimburse to the Purchaser any portion of the Purchase Price.

13.3 It is recorded, for the avoidance of doubt, that the Purchaser's obligation to pay the Purchase Price shall, subject to clause 16.2, be fully and finally extinguished by the payments collectively described in this clause 13.

14. <u>CLOSING AND DELIVERY</u>

The Parties record and agree that the closing of the transactions contemplated in this Agreement and the delivery of the Sale Assets by the Seller to the Purchaser shall be effected in two stages, as follows:

14.1 By no later than 5 (five) business days after delivery by either the Seller or the Purchaser to the other of them of a written notice (**"the Closing Notification"**), stating that in its opinion all of the Conditions (other than the Condition specified in clause 4.1.7.4) have been met, the Parties (or their

respective representatives) shall meet (the "**Pre-Closing Meeting**") with the Independent Attorney and shall there deliver to the Independent Attorney certified copies of each of the documents listed in the Completion Schedule; it being agreed that the Parties (or their respective representatives, as the case may be) shall at the Pre-Closing Meeting be entitled, in their respective discretions, to agree in writing to accept alternative proof or evidence of fulfilment of any Condition (other than the Condition referred to in clause 4.1.7.4) to which the required document listed in the Completion Schedule relates, and which written agreement to that effect shall be binding on such Party (who shall accordingly so instruct the Independent Attorney, in writing if so required by it) for purposes of compliance with the Completion Schedule.

14.2 The Parties shall jointly instruct the Independent Attorney at the Pre-Closing Meeting:

14.2.1 to notify each of the Seller and the Purchaser by no later than 3 (three) business days after the Pre-Closing Meeting whether or not he is satisfied that the certified copies of the documents delivered to him at the Pre-Closing Meeting (or any written agreement pertaining thereto) comply with the Completion Schedule, and if so satisfied, of his intention to issue the Completion Certificate; and

14.2.2 by no later than 5 (five) business days after transmission of the above notification, to issue and deliver to the Seller and the Purchaser, in duplicate original form, the Completion Certificate.

14.3 On the Closing Date, and against payment by the Purchaser of the Purchase Price to the Seller in accordance with the provisions of clause 13.1, the Seller and the Purchaser (or their respective representatives) shall meet (the "**Closing Meeting**") at the offices of the Seller's Attorneys. At the Closing Meeting, the Seller shall deliver to the Purchaser:

14.3.1 in accordance with the Completion Schedule, the originals (insofar as reasonably required in order to effect transfer of ownership and/or control of the Sale Assets to the Purchaser) of:

14.3.1.1 the approval of the Competition Authorities to the transactions contemplated in this Agreement;

14.3.1.2 the written consent of the Minister in terms of section 11(1) of the MPRDA to the acquisition by the Purchaser of the Sale Shares;

14.3.1.3 Ministerial Consent to the cession and transfer to the Company of all of the Necessary Rights (as defined in the Business Sale Agreement) and of such of the other Mineral Rights (not being Necessary Rights) contemplated in the Business Sale Agreement in respect of which Ministerial Consent to their cession and transfer to the Company shall have been obtained;

14.3.1.4 the share certificates in respect of the Sale Shares and the Additional Shares, together with currently dated transfer forms relating thereto, duly signed by the Seller and in favour of the Purchaser or its nominee;

14.3.1.5 a written cession of the Claims in favour of the Purchaser (or its nominee);

14.3.1.6 the written resignations effective as at the Closing Date of all the current directors (and their alternates) of the Company, and if required by the Purchaser by written notice to that effect delivered to the Seller by not later than 10 (ten) business days before the Closing Date, the written resignations effective as at the Closing Date of the secretary and public officer of the Company, together with written confirmation from each of such director, secretary and/or public officer that such person shall have no claim against the relevant Company as a result of loss of office or termination of employment and has no outstanding claims against such Company;

14.3.1.7 the written undertaking of the auditors of the Company to resign if so requested by the Company;

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14.3.1.8 a certified copy of a resolution of the directors of the Company:

14.3.1.8.1 approving the transfer to the Purchaser of the Sale Shares (or the Additional Shares, as the case may be);

14.3.1.8.2 to the extent applicable, noting the cession of the Claims by the Seller to the Purchaser (or its nominee);

14.3.1.8.3 appointing the nominees of the Purchaser as directors to its board;

14.3.1.8.4 accepting the resignations of its current directors (and their alternates), secretary and public officer;

14.3.2 the Closing Date Accounts; and

14.3.3 written confirmation by the Seller that all of the books, documents and records of the Company (including but not limited to its statutory documents, all documents of title in existence pertaining to the Mining Assets and all documents, information, vouchers, statements, receipts and other records and the like that may be necessary for the Purchaser to procure the preparation of detailed Management Accounts in respect of the Company for the trading period from the Closing Date Accounts up to and including the Closing Date), and copies of the books, documents and records of the Seller (insofar as they relate to the Middle Orange Assets), (collectively, "**the Books**"), are in the possession and/or under the control of the Company at its principal place of business in the Northern Cape, it being recorded that the Purchaser shall allow the Seller or its duly authorised agent to inspect and/or to use the Books at all reasonable times for the purposes of the fulfilment by the Seller from time to time of all of its statutory obligations in respect of and/or in connection with the Company.

15. <u>THE CONDUCT OF THE MIDDLE ORANGE OPERATIONS FROM THE SIGNATURE DATE TO THE CLOSING DATE</u>

15.1 Subject to clause 15.9, the Seller shall procure that, between the Signature Date and the Closing Date (**"the Interim Period"**), the Seller and (with effect from the Restructure Date) the Company shall, in relation to the Middle Orange Operations, carry on its business with reasonable skill, care and diligence and (save as otherwise expressly provided for or contemplated in the Business Sale Agreement) in the ordinary course of such business and substantially as the Business was being conducted immediately prior to the Signature Date, and shall not knowingly take any action or fail to take any action for the purposes of evading, or which may reasonably be expected to have the effect of frustrating, any covenant or restriction or undertaking in terms of this Agreement or result in any representation or Warranty contained in this Agreement and/or the Business Sale Agreement to be untrue or incorrect.

15.2 It is specifically recorded that:

15.2.1 the Seller shall continue during the Interim Period to market and dispose of any diamonds produced during the course of the conduct of the Middle Orange Operations in accordance with the existing marketing policies and centralised selling arrangements of the Trans Hex Group, on the basis that, with effect from the Effective Date, the benefits thereof (net of all operational costs, marketing fees and related costs, fees and expenses contemplated in clause 15.5) shall inure to the Company; and

15.2.2 all Marketing Contracts, oral or written, between any member of the Trans Hex Group and the Company shall be deemed *ipso facto* to have been consensually cancelled on and with effect from the Closing Date, and the Seller hereby indemnifies the Purchaser and/or the Company against any claim by any member of the Trans Hex Group arising from and/or in connection with the termination of such Marketing Contracts.

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15.3 The Seller shall, and shall procure that the Company shall, subject to the stipulations of clause 34, between the Effective Date and the Closing Date –

15.3.1 provide the Purchaser with monthly Management Accounts in relation to the Business with effect from the Effective Date and shall give the Purchaser all reasonable access to its premises, books and accounts relating to the Middle Orange Operations;

15.3.2 shall instruct its employees and management promptly, upon request from the Purchaser, to provide to the Purchaser all reasonable information relating to the Business and the conduct of the Middle Orange Operations insofar as same is in its possession and/or under its control, and any explanations reasonably requested by the Purchaser in relation to the conduct of the Middle Orange Operations.

15.4 The Purchaser hereby irrevocably and unconditionally undertakes not to exercise and/or use its rights and/or entitlements in terms of clauses 15.2 and/or 15.3 and/or 15.7 in any manner which shall disrupt or shall be likely to disrupt the Middle Orange Operations, the Restructure or any part thereof. The Purchaser furthermore undertakes that, where in terms of any of the provisions of this clause 15 its consent or approval to any matter in respect of and/or in connection with the Company shall be required to be obtained, or its opinion sought in relation to any matter affecting the rights, properties or interests of the Company, such consent, approval or opinion, as the case may be, shall not be unreasonably withheld or delayed.

15.5 Without derogating from the generality of any provision of the Business Sale Agreement, during the period from the Effective Date to the Closing Date ("**the Interim Operational Period**"), the Seller shall at its own cost and for its own account (without recourse to the Purchaser) fund the working capital and operational requirements of the Company, on the basis that during the Interim Operational Period:

15.5.1 the Middle Orange Operations shall be conducted on a limited operational basis substantially in accordance with the "care and

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maintenance" programme set out in the annexure to Schedule 1 of the Business Sale Agreement;

15.5.2 not more than 10 (ten) employees of the Company shall be deployed on a full-time basis in and about the conduct of the Middle Orange Operations, on terms and conditions as to their remuneration no more onerous than the terms and conditions applicable to their employment with Trans Hex Operations as at the Signature Date;

15.5.3 the Seller shall be entitled to deduct from the gross revenues of the Company all and any fees, costs and expenses reasonably and necessarily incurred by it relating to, in respect of and/or connection with the Company and/or the conduct and management of its business, including (but not limited to) any interest and/or financing costs incurred in respect of the provision of working capital to the Company and its time-based management costs, per man-hour, devoted thereto by senior management personnel of the Trans Hex Group, as substantiated by relevant supporting documentation;

15.5.4 the working capital and operational requirements of the Company to be borne and paid by the Seller contemplated in this clause 15.5 shall be without prejudice to (and shall not be construed as limiting or excluding in any manner whatsoever) the Seller's right to receive, recover and/or claim from the Company and/or the Purchaser any amount payable by the Company and/or the Purchaser to the Seller in terms of any other provision of this Agreement and/or the provisions of the Business Sale Agreement; and

15.5.5 nothing herein contained shall impose or be construed as imposing on the Seller any obligation whatsoever to fund the working capital and operational requirements of the Company on or after the period of 60 (sixty) business days contemplated in clause 4.1.7 by when all of the Conditions shall be required to have been fulfilled, it being recorded and agreed that the working capital funding, if any, which may thereafter be required to be borne and/or contributed to the Company

by the Seller shall be provided for in terms of a separate written agreement to be entered into between the Seller and the Purchaser.

15.6 The Seller shall not, during the Interim Period contemplated in clause 15.5, do anything outside the ordinary course of business which may harm in any manner the Business, the Mineral Rights and/or the goodwill attached to the Company in respect of the Middle Orange Operations.

15.7 Without derogating from the generality of any other provision of this clause 15, the Seller and Trans Hex Operations hereby undertake and represent to the Purchaser that, during the Interim Period (and provided that the Purchaser, after due notice to remedy same and such notice period having elapsed, is not then in continuing breach of any of its obligations to the Seller arising under this Agreement):

15.7.1 no action will be taken or omitted to be taken by or on behalf of the Company which will or may result in the Company being in breach of any of its obligations under and in terms of the Business Sale Agreement, nor will the Seller, Trans Hex Operations and/or the Company amend, vary, delete, add, renew, extend or terminate (or purport to amend, vary, delete, add, renew, extend or terminate), the Business Sale Agreement or any of its provisions;

15.7.2 in the event and to the extent that the consent or approval of the Company is required in relation to and/or in respect of any matter contemplated in or provided for in terms of the Business Sale Agreement, or the Company is required to be consulted by either of them in relation to any matter provided for therein, such consent or approval will not be granted by or on behalf of the Company, unless and until the express prior written consent thereto of the Purchaser shall have been obtained, nor shall any such consultation be held with the Company (or any employee of the Company) without the Purchaser (or its designated representative) present, in person or by proxy;

15.7.3 if the Company shall become entitled under and in terms of the Business Sale Agreement to exercise and/or enforce and/or

compromise any right, claim or action (and whether against or in respect of any third party and/or any party to the Business Sale Agreement):

15.7.3.1 the Purchaser shall promptly be notified in writing thereof;

15.7.3.2 save for such actions or steps as may be necessary in the circumstances, in the reasonable opinion of the Seller and/or Trans Hex Operations, to safeguard and preserve the Business and/or the Company's rights, interests and/or legitimate expectations in respect of the Business in terms of the Business Sale Agreement, no such right, claim or action shall be exercised and/or enforced and/or compromised by the Company, nor shall any steps be taken by it to exercise and/or enforce and/or compromise same, unless and until the express prior written consent thereto of the Purchaser shall have been obtained.

15.8 The Seller shall procure that the Company takes every reasonable step required in the ordinary course of business to ensure its ability to continue carrying on the Business immediately after the Closing Date, including, without limitation, ensuring the renewal of all licences, permits and authorisations (including, for the avoidance of doubt and without limitation, mining leases) which may otherwise lapse on or prior to the Closing Date or during the period of 60 (sixty) days after the Closing Date. Where any such licence, permit and/or authorisation shall fall due for renewal within the period falling 60 (sixty) days after the Closing Date, the Purchaser shall be solely responsible for ensuring that such renewal shall occur.

15.9 Notwithstanding anything to the contrary set out in this clause 15, the Seller and the Company shall be entitled to do all such things reasonably necessary to conclude and implement the Restructure, including (but not limited to) the further implementation of the Retrenchment Programme. The Seller shall from time to time advise and keep the Purchaser informed of all matters relevant to and/or affecting the implementation of the Restructure and the date on which the Restructure is expected to be implemented and/or completed. Nothing contained in this clause 15 shall be so construed as to

require the Seller to disclose to the Purchaser any information (other than relating to the Middle Orange Operations) which is share price sensitive or which is confidential to the Seller or to any member of the Trans Hex Group.

15.10 To the extent that any of the directors (or their alternates) appointed by the Trans Hex Group in respect of the Company ("**the Retiring Director**") shall cease, for whatever reason at any time prior to the Closing Date, to be a director of the Company, the Seller shall consult with the Purchaser in good faith in relation to the appointment and the identity of the person to be appointed to replace the Retiring Director, provided that, in the event that the Seller and the Purchaser shall disagree in respect of the appointment and/or identity of the person who shall be appointed in the place of the Retiring Director, the Seller shall determine the appointment and the identity of such person.

15.11 Neither the Seller nor the Company shall at any time prior to the Closing Date amend or vary any approved mining plan and/or budget adopted by the Trans Hex Group as at the Signature Date in respect of the Middle Orange Operations, or adopt any new mining plan and/or budget on or after the Signature Date, without the prior written consent of the Purchaser (which shall not be unreasonably withheld or delayed). The Seller shall consult, and shall procure that the Company shall consult, with the Purchaser in good faith in relation to any such plan or budget to be adopted by the Seller or the Company between the Signature Date and the Closing Date.

15.12 Without limiting the generality of the foregoing provisions of this clause 15, the Seller agrees with effect from the Closing Date to make available to the Purchaser, at market-related rates of remuneration (which shall not however be less than the actual direct costs of the Seller as at the Effective Date plus an allowance for attributable overhead costs), such technical and/or operational personnel and support as the Purchaser may reasonably require from the Seller in respect of the Middle Orange Operations, for a period (unless otherwise agreed in writing between them) not exceeding 3 (three) calendar months after the Closing Date.

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16. **THE RESTRUCTURE**

16.1 The Seller shall use all reasonable commercial endeavours to procure that the Restructure, with effect from the Restructure Date, shall be implemented and completed, unconditionally and finally, as soon as practicably possible after the Signature Date (and insofar as possible, prior to the Effective Date), and the Purchaser undertakes to co-operate with and assist the Seller and the members of the Trans Hex Group in all reasonable or necessary ways to give effect to the Parties' common intention that the transactions contemplated in this Agreement and the Business Sale Agreement will be implemented in accordance with their terms in an expeditious and timely manner, and as far as practicably possible contemporaneously.

16.2 Notwithstanding anything to the contrary contained in this clause 16, if at any time prior to the implementation of the Restructure there shall have been any change in the taxation laws of the Republic from the taxation laws prevailing as at the Signature Date, the effect of which would be to render the Company or its shareholders (or the Purchaser as the prospective shareholder of the Company) liable to any taxation in the Republic under and in respect of the Restructure in addition to any taxation in the Republic which would have arisen in the event that the Restructure would have been implemented and completed on the Signature Date, the Parties will, at the written request of the Seller or the Purchaser, meet forthwith with a view, acting reasonably, to agreeing an alternative mechanism to effect the Restructure, such that such alternative mechanism will be carried out on a basis which will minimise, to the maximum extent possible, any taxation to be paid by the Seller and/or the Company and/or the Purchaser under and in respect of the Restructure, and the Parties shall, in the event that they shall have agreed in respect of an alternative mechanism by which to effect the Restructure, do all such things, and sign all such documents, as may be reasonably necessary to give effect to the implementation of such alternative mechanism. Without limiting the generality of the foregoing, the Purchaser expressly acknowledges that it is acquainted with the terms and conditions of the Business Sale Agreement, and undertakes to co-operate with and assist the Seller in all reasonable or necessary ways in giving effect, to the maximum extent possible, to the

provisions of the Business Sale Agreement on the basis contemplated therein, read with this Agreement.

16.3 It is specifically recorded that neither the Seller nor the Purchaser shall be entitled unreasonably to withhold or delay its agreement in respect of such alternative mechanism, but that nothing in clause 16.2 shall be construed as imposing any obligation on the Seller or the Purchaser to agree to an alternative mechanism which may, in either of their respective reasonable opinions, be prejudicial to either the Seller, the Purchaser or to the Company.

17. **WARRANTIES**

17.1 The Seller gives to the Purchaser the Warranties in respect of the Company and the Middle Orange Operations, it being agreed that:

17.1.1 each Warranty shall *prima facie* be deemed to be a representation of fact inducing the Purchaser to enter into this Agreement;

17.1.2 each Warranty shall be presumed to be material unless the contrary is proved;

17.1.3 the Warranties shall also be deemed to be representations and undertakings by the Seller in favour of the Purchaser;

17.1.4 insofar as any of the Warranties is promissory or relates to a future event, it shall be deemed to have been given as at the due date for fulfilment of the promise or for the happening of the event, as the case may be;

17.1.5 each Warranty shall be a separate warranty and in no way expended or limited or restricted by reference to or inference from the terms of any other Warranty; and

17.1.6 each Warranty shall remain of full force and effect in accordance with its terms notwithstanding the execution of this Agreement and/or implementation of the transactions contemplated herein.

17.2 Unless otherwise stated or otherwise required by the context, the Warranties shall apply as at the Signature Date, the Effective Date and during the period between those dates. The Warranties will only apply on the Closing Date where expressly so stated.

17.3 After the Closing Date, save as otherwise arising from the proviso to this clause 17.3, the Purchaser shall not be entitled to cancel this Agreement, it being recorded that the Purchaser's sole remedy against the Seller for breach of any representation, undertaking or Warranty contained in Schedule 4 or indemnity contained in clause 18 shall sound in damages, and in assessing damages there shall be taken into account any tax benefit or other benefit contemplated in clause 17.6 accruing to the Company or the Purchaser in consequence of such breach: Provided that the provisions of this clause 17.3 shall not operate so as to preclude the Purchaser from cancelling this Agreement by reason of a breach of any Warranty relating to its right, title or interest in and to any of the Mineral Rights which is wholly incapable of being remedied by monetary compensation or on grounds of fraud.

17.4 Save as contemplated by the provisions of clauses 17.7 and 18.1.4, no liability shall attach to the Seller in respect of any breach of representation, undertaking or Warranty contained in this Agreement or indemnity contained in clause 18, other than clause 18.1.2, in relation to any established claim or loss sustained by the Company or the Purchaser which is less than R2 000 000,00 (two million rand) and which when aggregated with other such claims or losses, such aggregate amount is less than R3 500 000,00 (three million five hundred thousand rand); provided however that if the aggregate amount shall be equal to or greater than R3 500 000,00 (three million five hundred thousand rand), the Purchaser shall be entitled to recover the full amount of such established claim or loss.

17.5 Notwithstanding anything to the contrary contained in this Agreement, other than in respect of any claim pursuant to clauses 18.1.2 and/or 18.1.4:

17.5.1 the Purchaser shall not be entitled to recover from the Seller amounts (excluding legal costs and interest accrued) in the aggregate exceeding

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80% (eighty percent)_of the Purchase Price paid by the Purchaser to the Seller; and

17.5.2 the Warranties, undertakings, representations and indemnities contained in this Agreement shall remain binding on the Seller until the second anniversary of the Restructure Date ("**the Final Warranty Date**") in respect of any established claim, from which Final Warranty Date any claim arising from and/or in connection with such Warranties, undertakings, representations and indemnities shall be wholly barred and unenforceable; provided that if the Purchaser shall on or prior to the Final Warranty Date have given written notice in respect of such claim to the Seller pursuant to the provisions of this Agreement, the applicable Warranties, undertakings, representations and indemnities given in respect of such notified claim shall survive as long as may be necessary to permit the final resolution of the matter.

17.6 Any claim made upon the Seller in respect of any representations, undertakings or Warranties herein contained or indemnities contained in clause 18 shall be reduced by the amount of any excess provisions (whether of a specific or a general nature) that have been made in the Effective Date Balance Sheet and by the amount of any tax benefit accruing to the benefit of the Company in consequence thereof and to the extent of any insurances held by the Company or in respect of any amounts received by the Company from third parties.

17.7 The Warranties set out in Schedule 4 shall apply unless qualified or otherwise amended by appropriate written disclosure by the Seller to the Purchaser; and shall further be qualified by any actual knowledge (the onus of proof of which shall rest on the Party alleging same) of the Purchaser as at the Signature Date of any fact, matter or circumstance which renders any such Warranty untrue or inaccurate. For the purposes of this clause 17.7 appropriate written disclosure by the Seller to the Purchaser shall be deemed to have been made in terms of the First Disclosure Letter and/or the Interim Events Disclosure Letter (subject to clause 17.8) and/or by disclosure by specific reference to any fact or matter contained in any of the documents or information (whether in written, electronic, graphic or other form) contained in

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the data room prepared by the Seller to enable the Purchaser to conduct the due diligence investigation referred to in clause 3.3, and as copied and delivered to the Purchaser in terms of clause 17.9.

17.8 It is specifically recorded and agreed by the Parties that, notwithstanding anything to the contrary herein contained, any fact, matter or circumstance disclosed by the Seller to the Purchaser in terms of the Interim Events Disclosure Letter, the cause of action in respect of which arose on or prior to the Signature Date, shall not constitute a disclosure for purposes of limiting the application of any Warranty, nor shall any such fact, matter or circumstance, the cause of action in respect of which arose prior to the Signature Date, be taken into account in determining the Purchaser's entitlement pursuant to the provisions of clause 12.3.2 to exercise the right of rescission granted to it in terms of clause 12.3. In addition thereto, but without derogating from the generality thereof, the Seller shall be obliged in the Interim Events Disclosure Letter to furnish its *bona fide* best estimate of the quantum (**"Disclosed Amount"**) of any liability which will or may arise from any fact, matter or circumstance (**"Disclosed Event"**) contained in the Interim Events Disclosure Letter, and on the further basis that, in the event and to the extent that the aggregate actual liability incurred by the Purchaser (or the Company, as the case may be) in respect of and/or in connection with any Disclosed Event shall exceed the Disclosed Liability, the Purchaser (or the Company, as the case may be) shall be entitled to claim such excess from the Seller under any applicable Warranty.

17.9 The Seller shall, at its cost, by not later than 10 (ten) business days after the Signature Date, prepare and deliver to the Purchaser a copy (**"the Copy"**) (whether in electronic format or otherwise) of the documents which were made available to the Purchaser in the data room and/or prior to the Signature Date for purposes of its due diligence investigations (collectively, the "**Data Room Documents**"). The Purchaser shall, at its cost, establish the accuracy and completeness of the Copy by not later than 10 (ten) business days after the Copy shall have been delivered to the Purchaser in terms of this clause 17.9. In the event that the Purchaser shall fail to deliver a written notice (**"the Accuracy Notice"**) to the Seller by not later than 10 (ten) business days after the Copy shall have been delivered to it in terms of this

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clause 17.9, to the effect that the Copy is not an accurate and complete copy of the Data Room Documents (it being recorded that the Purchaser shall, in the Accuracy Notice, give full and precise details of the manner in which the Copy shall fail to be an accurate and complete copy of the Data Room Documents), the Copy shall be deemed for all purposes of and/or in connection with this Agreement to be an accurate and complete copy of the Data Room Documents. In the event that the Purchaser shall have delivered the Accuracy Notice to the Seller on the basis described in this clause 17.9, the Parties shall use their respective reasonable endeavours to agree in respect of and to rectify, at the cost of the Seller, all inaccuracies and/or incompleteness of the Copy as soon as possible after the delivery of the Accuracy Notice by the Purchaser. In the event that the Parties shall fail, for whatever reason, to agree in respect of whether the Copy constitutes an accurate and complete copy of the Data Room Documents, or (in the event that the Parties shall agree that the Copy is not an accurate and complete copy of the Data Room Documents) in respect of the manner in which the Copy shall be amended, the provisions of clause 35 shall apply in respect of such failure of the Parties to agree.

17.10 Notwithstanding anything to the contrary contained in this Agreement, the Purchaser (whether on its account or by virtue of any warranties given in respect of the Company in terms of the Business Sale Agreement) shall not be entitled to recover any amount more than once in respect of any cause of action even if such cause of action gives rise to a claim under more than one of the provisions of this Agreement and/or the Business Sale Agreement. Where in this Agreement the Purchaser, or in terms of the Business Sale Agreement the Company, is entitled to more than one remedy in respect of any breach by the Seller of any provisions of this Agreement and/or by the sellers under the Business Sale Agreement, it shall always be in the discretion of the Purchaser as to which remedies it wishes to enforce.

18. <u>INDEMNITIES BY THE SELLER</u>

18.1 Subject to the provisions of clauses 17.3 to 17.7 inclusive, the Seller indemnifies the Purchaser and the Company, with effect from the Effective Date, against all loss, liability, damage or expense of whatever nature and

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however arising which the Purchaser and/or the Company, as the case may be, may demonstrably suffer as a result of or which may be attributable to:

18.1.1 a breach by the Seller and/or the Company (whilst under the control of the Seller) of the provisions of clause 15;

18.1.2 the conduct by the Company of any business other than to the extent that such business is in respect of, relating to or arising from the Middle Orange Operations;

18.1.3 the failure by the Seller, the Trans Hex Group and/or the Company during the Interim Period to submit, by no later than 2 (two) calendar months prior to the due date for expiry thereof, an appropriate application to the relevant regulatory authorities for the renewal or extension, as the case may be, (and for the maximum period applicable in terms of the MPRDA), of any prospecting and/or mining rights issued to and/or held as at the Signature Date by Trans Hex Operations and/or any entity which is a seller in terms of the Business Sale Agreement and/or which is the subject matter, amongst others, of the Business Sale Agreement;

18.1.4 any action taken or omitted to be taken by the Company, the Seller and/or the Trans Hex Group prior to the Closing Date to give effect to the Restructure in breach of the provisions of the Business Sale Agreement, including (but not limited to) any failure by the Company, Trans Hex Operations and/or the Seller to discharge as and when due any obligation, claim and liability or imposts of a similar nature imposed on or assumed by it or them, as the case may be, in terms of the Business Sale Agreement arising, directly or indirectly, from or attributable to the Restructure;

18.1.5 any claims against or liability of the Seller, the Trans Hex Group and/or the Company in respect of, relating to or in connection with the conduct of the Middle Orange Operations, whether actual or contingent, arising prior to the Effective Date and not reflected or fully provided for in the Effective Date Balance Sheet or disclosed in writing by the Seller to the

Purchaser in the First Disclosure Letter and/or the Interim Events Disclosure Letter (which claims shall, for the avoidance of doubt, exclude any liability for Environmental Matters or Rehabilitation Obligations in relation to the Middle Orange Operations, in respect of which the Seller gives no indemnity in terms of this clause 18.1);

18.1.6 any claims or liabilities as a result of any material breach of contract by the Seller and/or the Trans Hex Group in respect of, relating to or in connection with the Middle Orange Operations, known to the Seller to have occurred before the Signature Date and not reflected in the Pro Forma Balance Sheet or disclosed in writing by the Seller to the Purchaser in the First Disclosure Letter;

18.1.7 any liability of the Company for Taxation in respect of the Middle Orange Operations if such liability shall not have been fully provided for in the Audited Accounts and/or the Closing Date Accounts, or disclosed in writing by the Seller to the Purchaser in the Interim Events Disclosure Letter for all periods prior to the Effective Date, for which purpose the term "Taxation" shall include, without limiting the generality of the term –

18.1.7.1 Income Tax;

18.1.7.2 value-added tax and/or imposts of a similar nature;

18.1.7.3 levies payable;

18.1.7.4 all other forms of taxation;

18.1.7.5 any employee taxes;

18.1.7.6 any taxation arising from new assessments of taxation and/or the reopening of any Income Tax assessments of such Company;

18.1.7.7 any penalties or interest as a result thereof; and

18.1.8 any proven liability of the Company pursuant to any litigation or other legal, arbitral or similar proceedings (other than proceedings in respect of routine debt collection) ("**Litigation**") instituted by any claimant:

18.1.8.1 prior to the Effective Date and in respect of which adequate or appropriate provision is not made in the Effective Date Balance Sheet and/or of which the Seller was notified or became aware prior to the Signature Date and failed to disclose in writing to the Purchaser in the First Disclosure Letter; or

18.1.8.2 after the Effective Date but prior to the delivery by the Seller to the Purchaser of the Interim Events Disclosure Letter, and which the Seller failed to disclose in writing to the Purchaser in the Interim Events Disclosure Letter,

it being recorded that the Seller and/or relevant member of the Trans Hex Group shall be entitled to resist any such Litigation, *mutatis mutandis* on the basis described in clause 18.4.2.

18.2 The indemnity given to the Company in terms of clause 18.1 shall constitute and shall be construed as a stipulation for the benefit of the Company, which shall be able and entitled validly and effectively to accept and to enforce such stipulation.

18.3 The Purchaser shall be deemed to have suffered a loss equivalent to the amount of any liabilities or claims against which it is indemnified in terms of clause 18.1 subject to the provisions of clauses 17.3 to 17.7 inclusive.

18.4 The Seller shall be obliged to make payment under this indemnity in respect of any claim it is liable for as soon as the Purchaser becomes obliged to make any payment to a third party in respect of any of the matters referred to in clause 18.1, provided that –

18.4.1 the Purchaser shall give written notice to the Seller of any such claim without delay to enable the Seller to take steps to resist the claim which

steps it shall be obliged to take timeously to ensure no damage or loss to the Company;

18.4.2 subject to clause 18.5, the Seller shall be entitled to resist such claim in the name of the Purchaser and/or the Company and to control the proceedings in regard thereto, provided that:

18.4.2.1 the Seller indemnifies the Purchaser in a manner and form reasonably acceptable to the Purchaser against all attorney and own client costs (and any counterclaims or similar, the cause of action in respect of which arises directly and solely as a result of any proceedings instituted by the Seller contrary to the Purchaser's written request to refrain or desist therefrom) which may be incurred as a consequence of such proceedings and the Purchaser shall be entitled to require the Seller to give security reasonably acceptable to the Purchaser against such costs;

18.4.2.2 the Purchaser and the Company shall render reasonable assistance to the Seller, at the expense of the Seller, in regard to the proceedings; and

18.4.3 the payment which the Seller shall be obliged to make in terms of this clause 18 shall have been adjusted to take account of any tax or other benefit contemplated in clause 17.8 occasioned to the Purchaser or to the Company by reason of and/or arising directly or indirectly from the event and/or circumstance in respect of which the indemnity in terms of this clause 18 shall have been given.

18.5 The Purchaser and/or the Company shall be entitled at any time in writing to request the Seller to desist from taking or to discontinue any steps taken to resist any claim provided for in clause 18.4.2, provided that the Purchaser and/or the Company shall have in writing waived any claim against the Seller and the Trans Hex Group to be indemnified in respect thereof and shall have reimbursed to the Seller its reasonable legal and other costs, if any, incurred as at the date of such request relating to and/or in connection with any steps already taken by the Seller to resist such claim.

19. INDEMNITY BY THE PURCHASER

For the purpose of this clause 19 "Indemnified Parties" shall mean the Seller, each member of the Trans Hex Group, and their respective directors, officers, employees and agents.

19.1 The Purchaser indemnifies the Indemnified Parties, subject to clause 23, against any proven claims or established damage, loss, expenses and/or costs brought against and/or suffered and/or incurred by any one or more of them after the Effective Date by any person or persons where the cause of action for any claim arises from any Environmental Matter in respect of the Middle Orange Operations or in respect of any Rehabilitation Obligation in respect of the Middle Orange Operations (in either case, insofar as liability therefore has been assumed by the Company in terms of the Business Sale Agreement), irrespective of when the cause of action for such claim arose or arises and irrespective of where any such claim is brought.

19.2 The Purchaser shall be obliged to make payment under this indemnity in respect of any claim it is liable for provided that –

19.2.1 the Seller shall give written notice to the Purchaser of any such claim without delay to enable the Purchaser to take steps to resist the claim, which steps the Purchaser shall be obliged to take timeously to ensure no damage or loss to the Seller;

19.2.2 the Purchaser shall be entitled to resist such claim in the name of the Seller and to control the proceedings in regard thereto, provided that:

19.2.2.1 the Purchaser indemnifies the Seller in a manner and form reasonably acceptable to the Seller against all party and party and attorney and own client costs which may be incurred as a consequence of such proceedings and the Seller shall be entitled to require the Purchaser to give security reasonably acceptable to the Seller against such costs;

19.2.2.2 the Seller shall render reasonable assistance to the Purchaser, at the expense of the Purchaser, in regard to the proceedings.

19.3 The payment which the Purchaser shall be obliged to make in terms of this clause 19 shall be adjusted to take account of any tax benefit occasioned to the Seller by reason of and/or arising directly or indirectly from the event and/or circumstance in respect of which the indemnity in terms of this clause 19 shall have been given.

20. **RETIREMENT FUNDS**

It is recorded that:

20.1 as at the Signature Date:

20.1.1 the Active Employees are employed by Trans Hex Operations in connection with the Middle Orange Operations, it being the intention that on the Fulfilment Date (as defined in the Business Sale Agreement) ("**Business Sale Fulfilment Date**") (and save insofar as any Active Employee shall have been voluntarily retrenched in terms of the Retrenchment Programme and/or his contract of employment terminated for any other reason prior thereto), their contracts of employment will either have been transferred to the Company (or new contracts of employment will have been entered into between such employees and the Company or the Purchaser), with effect from the Restructure Date, in terms of the provisions of the Business Sale Agreement;

20.1.2 such Active Employees are members of one or both of the following retirement funds:

20.1.2.1 the Trans Hex Retirement Fund (registration number 12/3/29545/2); and

20.1.2.2 the Trans Hex Group Provident Fund (registration number 12/8/23761/1),

(each hereinafter, a "**Trans Hex Fund**").

For purpose of this clause 20 hereafter and clauses 21 and 22 below, the Active Employees contemplated in clause 20.1.1 are referred to as "**the Transferred Employees**", and the Company (or other relevant member of the Purchaser's group of companies by whom any Transferred Employee shall be employed pursuant to the implementation of the Business Sale Agreement is referred to as "**the Employer**";

20.2 pursuant to the implementation of the Restructure and the transactions recorded in the Business Sale Agreement and/or this Agreement, with effect from the Business Sale Fulfilment Date, those Transferred Employees who are members of a Trans Hex Fund will, in terms of the rules of such fund, cease to be entitled to be members thereof;

20.3 The Seller and the Purchaser shall co-operate with and assist each other in all reasonable and necessary ways to procure that, in consultation with the actuaries referred to in clause 20.6 and subject to the further provisions of clause 20.6, the transactions and arrangements contemplated in this clause 20 (as read also with the provisions of the Business Sale Agreement relating to the Transferred Employees) shall, save as may otherwise be agreed in writing between the Parties:

20.3.1 be given effect to, to the maximum extent possible and practicable;

20.3.2 be implemented in an expeditious, timely and transparent manner, in accordance with all applicable legislation (including but not limited to the Pension Funds Act, 1956, the Labour Relations Act and the Tax Act, and any relevant directives issued to any Party in terms thereof);

20.3.3 on a basis which accords full recognition, subject always to the rules of the Trans Hex Fund concerned, to the rights and interests of all stakeholders; and

20.3.4 on the further basis hereby expressly agreed between the Parties that, for a period of at least 12 (twelve) calendar months after the Business Sale Fulfilment Date and save as otherwise negotiated and agreed with any Transferred Employee, the employment benefits, taken as a whole, of the Transferred Employees affected by the transfer arrangements contemplated herein and/or in the Business Sale Agreement shall not be detrimentally affected in any material respect, other than for reasons or considerations arising in the ordinary, regular and normal course of business.

20.4 In respect of the Transferred Employees who are members of a Trans Hex Fund (**"the Transferees"**) as at the Business Sale Fulfilment Date:

20.4.1 by no later than 30 (thirty) business days after the Closing Date, the Purchaser shall establish (or shall procure that the Employer shall establish) a registered retirement or provident fund on the basis set out in 20.5 below, or shall designate a registered retirement or provident fund established *mutatis mutandis* on the basis set out in 20.5 below (**"the Purchaser's Fund"**);

20.4.2 subject to clause 20.6, the Seller will procure that the trustees of the Trans Hex Fund shall, in consultation with the Actuaries, transfer to the Purchaser's Fund in accordance with clause 20.4.3, the aggregate of the following amounts:

20.4.2.1 in respect of the Transferees:

20.4.2.1.1 so much as is transferable in terms of the rules of the Trans Hex Fund as at the Business Sale Fulfilment Date (**"the Fund Transfer Value"**): provided that such amount shall not be less than the aggregate of the contributions made to such fund by any Transferee and the Employer, less such expenses as may reasonably be deducted therefrom by the Trans Hex Fund's board of trustees, plus investment returns as declared by the trustees of such Fund in consultation with the Actuaries, less such

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expenses and retirement fund tax which its board of trustees determines must be deducted from such returns, plus interest at the rate earned on assets invested in the Trans Hex Fund's call account (if any); and

20.4.2.1.2 any actuarial surplus apportioned or attributable at any time to any Transferee (**"the Surplus Benefit"**) in terms of an approved scheme of apportionment implemented in terms of section 15 of the Pension Funds Act; and

20.4.2.1.3 unless otherwise distributable in terms of any scheme of apportionment contemplated above, a proportionate share of the aggregate amount held in the investment, risk and any other contingency reserve accounts maintained by such Fund as at the Business Sale Fulfilment Date attributable to its members (**"Member Reserves"**) and to the Employer *qua* employer (**"Employer Reserve"**), respectively, determined on the basis that the proportionate amount to be transferred to the Purchaser's Fund in respect of such reserves shall bear the same ratio to the total Member Reserves and the total Employer Reserve, respectively, which the Fund Transfer Value of the Trans Hex Fund in respect of the Transferees bears to the total liabilities of the Trans Hex Fund to all of its members as at the Business Sale Fulfilment Date; and

20.4.2.2 in respect of the Employer, a proportionate share of the amount of any actuarial surplus apportioned or attributable at any time to the Employer *qua* employer (**"the Employer's Surplus"**) for the period prior to the Business Sale Fulfilment Date in terms of any approved scheme of apportionment implemented in terms of section 15 of the Pension Funds Act, determined on the basis that the amount of the Employer's Surplus attributable to the Transferees and transferred to the Purchaser's Fund (**"Purchaser's Employer Surplus"**) shall bear the same ratio to the total Employer's Surplus, which the aggregate of the Surplus

Benefits apportioned to all the Transferees in respect of such period bears to the total of all surplus benefits apportioned to all of the members of the Trans Hex Fund in terms of the relevant scheme of apportionment;

20.4.3 when –

20.4.3.1 the aggregate amount of the Fund Transfer Value shall have been determined; and

20.4.3.2 the Purchaser's Fund shall have been established or designated as contemplated in clause 20.4.1 above and been authorised to receive contributions (**"the Transfer Date"**); and

20.4.3.3 the transfer of the Fund Transfer Value to the Purchaser's Fund shall have been authorised by the Registrar in terms of section 14 of the Pension Funds Act;

assets, in cash (or otherwise as may be agreed between the respective trustees of the Trans Hex Fund and the Purchaser's Fund), equal to the Fund Transfer Value, plus interest thereon at the applicable rate of return earned by (and on the same basis as) the Trans Hex Fund net of taxation and expenses (**"fund Interest"**), calculated from the Business Sale Fulfilment Date to the actual date of payment, shall (after all necessary adjustments to take account of any contributions paid in respect of and/or any transfers, withdrawals or similar by any members concerned between the Business Sale Fulfilment Date and the Transfer Date) be transferred to the Purchaser's Fund on or as soon as practically possible after the Transfer Date, it being recorded that notwithstanding anything to the contrary contained herein, any Surplus Benefit attributable to or in respect of the Transferees, Reserve Liability and/ the Purchaser's Employer Surplus (if any) shall only be transferred to the Purchaser's Fund upon implementation of and subject to the terms of any approved scheme of apportionment adopted by the Trans Hex Fund;

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20.4.4 the Parties intend that, with effect from the Business Sale Fulfilment Date, all contributions payable by or in respect of the Transferees will be paid to the Purchaser's Fund, and the Purchaser undertakes to procure that insofar as practically possible all necessary and appropriate arrangements to that effect with the administrators of the Purchaser's Fund shall have been concluded. Without limiting the generality of the foregoing:

20.4.4.1 in the event and to the extent reasonably so required to protect the legitimate interests of the Transferees between the Business Sale Fulfilment Date and the Transfer Date (**"the transitional period"**), the Seller will use all reasonable commercial endeavours to ensure the Transferees' continued membership of the Trans Hex Fund during the transitional period; and

20.4.4.2 in respect of any Transferee whose employment by the Company shall have been terminated for any reason prior to the Transfer Date (and whilst such Transferee was still a member of the Trans Hex Fund), in the event and to the extent that any discrepancy which is materially disadvantageous to such Transferee shall arise between the pensionable and/or other benefits payable to him in terms of the Purchaser's Fund and the Trans Hex Fund, such pensionable or other benefits shall be payable by the Trans Hex Fund, as determined by and subject to its rules. In such event, the Purchaser shall forthwith procure reimbursement to the Trans Hex Fund by the Employer (and failing the Employer, the Purchaser shall reimburse to the Trans Hex Fund) any and all contributions paid to the Purchaser's Fund by or in respect of such Transferee during the transitional period, together with a proportionate share of any fund interest, returns and/or reserves attributable to or in respect of such member's contributions on the basis *mutatis mutandis* contemplated in clause 20.4.2;

20.4.5 subject to 20.4.4, from the Effective Date and until expiry of the transitional period, the Seller and the Purchaser shall each procure (insofar as they are respectively legally able to) that all amounts

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required to be paid by the Employer in terms of the rules of the Trans Hex Fund shall continue to be paid to that fund as and when due. After the Closing Date, the Purchaser undertakes, by no later than 5 (five) business days after the first day of each calendar month during the transitional period and against presentation of an appropriate invoice by the Seller, to refund in full to the Seller any costs or expenses reasonably incurred by it relating to or in connection with any Transferee and/or any contributions due and payable but not paid to the Trans Hex Fund in respect of any Transferee. The Purchaser hereby undertakes to indemnify and hold harmless the Seller on first written demand against any and all established claims, liability, costs, expenses or penalties of whatever nature or however arising which the Seller may suffer or incur as a result of any failure by the Employer to perform punctually and in full the obligations provided for in this clause 20.4.5.

20.5 Subject to 20.6, the Purchaser shall use its best endeavours to procure that the rules of the Purchaser's Fund will, with effect from the Business Sale Fulfilment Date, provide a range of pensionable and other benefits (including as to life, disability and similar insurance cover) which, taken as a whole, shall be substantially no less favourable than the benefits offered in terms of the rules of the Trans Hex Fund immediately prior to the Transfer Date. Without limiting the generality thereof, the Purchaser hereby indemnifies and holds harmless the Seller against any claims by any Transferee relating to or in connection with such Transferee's entitlement to any benefits under and in terms of the rules of the Purchaser's Fund.

20.6 <u>General</u>

It is specifically recorded and agreed by the Parties that:

20.6.1 to the extent that the ability of the Purchaser to perform or procure the performance of any obligation imposed upon it in terms of this clause 20 and/or clauses 21 and 22 may be limited in any way by virtue of the provisions of this Agreement relating to the conduct of the Middle Orange Operations between the Effective Date and the Closing Date,

the Purchaser shall furnish timeously to the Seller its written instructions in relation to such obligation in accordance with the relevant provisions of clauses 20, 21 and 22, and the Seller undertakes to use its reasonable commercial endeavours to carry out such written instructions by the Purchaser in an expeditious manner: provided always that same shall not prejudice, in the reasonable opinion of the Seller, the rights, benefits or legitimate expectations of any Transferred Employee and/or the Seller;

20.6.2 the determination of the Fund Transfer Values of the retirement or provident funds contemplated in this clause 20, the valuation of the assets of such funds and the calculation of their respective actuarial liabilities, reserve values, surpluses and the like, shall be made by the consulting actuaries nominated and appointed by the Seller ("**the Actuaries**") on the basis of the actuarial assumptions and principles applied by the Trans Hex Group in the most recent valuations of such funds or prescribed by law, in consultation with the trustees of and in accordance with the rules of the relevant funds;

20.6.3 in making any determination, valuation or calculation, the Actuaries shall be deemed to be acting as experts and not arbitrators, and their decision shall be final and binding on the Parties save in the event of manifest error;

20.6.4 the costs of the Actuaries shall be borne by the Seller and the Purchaser in equal shares;

20.6.5 prior to the adoption by the Company or Party hereto of the rules of any new funds to be established by the Company or such Party and/or to which any of the Transferred Employees shall be transferred on or after the Closing Date in terms of the provisions of this clause 20, and/or the adoption of any rule amendments to the rules of any existing funds required to give effect to the provisions of this clause 20, such Company or Party, as the case may be, shall procure that the Actuaries shall have in writing confirmed to all the Parties and the trustees of the funds concerned that the proposed rules and/or rule amendments, as

the case may be, substantially comply with the intentions and objectives of the Parties as recorded in this clause 20;

20.6.6 save as specifically provided for in clause 20.4.2.1.3 and/or in terms of the provisions of the Pension Funds Act, neither the Company nor any Party hereto in its capacity as employer shall have any right, title or interest in or to any part of any of the assets of any fund transferred to another fund pursuant to and in terms of this clause 20, and no Party and/or the Company shall in that capacity be entitled to claim any amount from any other Party in respect of the assets of any of such funds, irrespective of whether such claim shall have arisen prior to or after the Closing Date;

20.6.7 nothing contained in this clause 20 shall preclude or be construed as precluding any of the Parties from taking all such steps prior to the Closing Date as they may deem reasonable or expedient in the circumstances with a view to minimising the transitional period and to ensure the implementation of the transactions and arrangements recorded herein as soon as possible after the Business Sale Fulfilment Date;

20.6.8 in the event that the employment by the Company and/or the Purchaser (or any member of the Purchaser's group) of any of the Transferred Employees ("**the Retrenchees**") shall be terminated for reasons of redundancy, retrenchment or any similar or other operational reasons at any time during the period of 12 (twelve) calendar months after the Effective Date, the Employer shall (and the Purchaser undertakes to procure that the Employer will) pay employee packages and/or benefits to such Retrenchees which are, save as may otherwise have been negotiated and agreed in writing between the Purchaser and/or the Employer and the Retrenchees concerned, substantially no less favourable than would have been payable to them in terms of the retrenchment policies and practices generally applied by the Trans Hex Group as at the Restructure Date;

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20.6.9 in the event that the Registrar shall fail for any reason to approve any of the proposed transfer arrangements contemplated herein, the Parties shall negotiate in good faith to amend the transfer arrangements to the satisfaction of the Registrar, without deviating from the objectives of the Parties as expressed in this clause 20. Should the Parties be unable to agree on the amendments of such transfer arrangements, the Parties undertake to take all such reasonable steps (including by making any adjustment to the amounts to be transferred as set out above) and to use their reasonable commercial efforts to procure that the trustees of the funds concerned shall take such steps, as they and the trustees, in consultation with the Actuaries and subject always to the rules of the fund concerned and applicable legislation, may jointly deem necessary or appropriate to obtain the approval of the Registrar to the transfer arrangements;

20.6.10 without derogating from the generality of any of its provisions, nothing contained in this clause 20 shall be construed as limiting or otherwise fettering the exercise of any discretion properly vested in the board of trustees of any of the funds concerned, nor as derogating from or abrogating any of the rights of any member of any fund, in terms of the rules of the relevant funds;

20.6.11 in the event and to the extent that, in respect of the retirement funds contemplated in this clause 20, any debt shall be due, owing and payable by the Employer to any such fund in terms of (and within the meaning of) section 15B(5)(d) of the Pension Funds Act, 1956, the Seller shall be liable to reimburse to such fund so much of that debt as shall be directly attributable to any past improper use of surplus by the Seller or the Employer in respect of or during any period prior to the Effective Date, and hereby indemnifies the Purchaser and the Employer accordingly;

20.6.12 the contents of this clause 20 do not constitute, nor shall they be deemed to constitute, a stipulation for the benefit of any of the members of any of the funds concerned and/or the employees of any of the Parties (including any Transferred Employee), as the case may be,

nor shall any such member or employee be entitled to accept and/or to enforce any of the obligations arising in terms of and/or in connection with this clause 20.

21. **MEDICAL SCHEME**

21.1 It is recorded that:

21.1.1 in terms of the usual employment policies and practices of the Trans Hex Group, membership of an approved medical aid scheme is ordinarily compulsory for all Active Employees;

21.1.2 as at the Signature Date, the Active Employees contemplated in clause 20 (save for those Active Employees who may be exempt therefrom by virtue of their spouse's membership of another medical aid scheme and/or for approved reasons) participate in the following registered medical aid schemes, namely:

21.1.2.1 Remedi Medical Aid Scheme (registered 1972/09/18), a medical scheme closed to the general public ("**Remedi**"); and

21.1.2.2 Medshield Medical Scheme (registered 1968/02/06), a medical scheme open to the general public ("**Medshield**");

(collectively, the "**Medical Schemes**")

21.1.3 between the Effective Date and the Business Sale Fulfilment Date, those Active Employees ("**the Medaid Members**") who as at the Effective Date participated in the Medical Schemes will continue to be entitled to participate in such scheme, subject always to the rules of the relevant scheme, on substantially the same basis as applied to them as at the Effective Date; and

21.1.4 any new employee employed by the Company (with the approval of the Purchaser) on or after the Effective Date but prior to the Business Sale Fulfilment Date shall be entitled to elect whether to participate in such

Medical Schemes (to the extent permissible in terms of their rules) or if appropriate in any approved external scheme selected by such new employee, and the provisions of this clause 21 shall in such case apply *mutatis mutandis* to such new employee.

21.2 In the event and to the extent that, in terms of the rules of any of the Medical Schemes, any Medaid Member ceases on termination of his employment with Trans Hex Operations and/or a participating employer within the Trans Hex Group to be entitled to participate in such Medical Scheme, the Purchaser shall procure that, as soon as practicably possible after the Business Sale Fulfilment Date but in any event by no later than 30 (thirty) business days after the Closing Date (or such longer period as may be agreed by the Registrar of Medical Schemes and the trustees of the relevant Medical Scheme), such Medaid Members shall have been transferred to another medical aid scheme, which may include but is not limited to any approved and registered external scheme, ("**the Purchaser's Scheme**"), as selected by the Purchaser in consultation with the Medaid Members concerned. It is recorded that the Parties anticipate that such transfer arrangements will be required in respect of at least Remedi.

21.3 The Seller shall render such assistance as may reasonably be necessary to the Purchaser and the Employer to enable the transfer of the Medaid Members concerned to the Purchaser's Scheme to be implemented and completed in an expeditious and timely manner, without undue disruption to the employees affected thereby and, insofar as the Seller is legally able to procure, on the basis that the benefit entitlements of the affected Medaid Members in terms of the Purchaser's Scheme shall not be subject to any waiting period and/or unduly onerous eligibility requirements.

21.4 The Purchaser unconditionally undertakes to procure that, with effect from the Closing Date:

21.4.1 for so long as any Medaid Member shall remain a member of any of the Medical Schemes, the Employer shall continue to pay on the due date for payment all and any amounts required to be contributed to the applicable Medical Schemes in respect of such Medaid Member; and

21.4.2 the Employer shall punctually perform all of its obligations in respect of the Medaid Members relating to or in connection with their membership of any external scheme; and

21.4.3 for a period of not less than 12 (twelve) calendar months after the Closing Date, the medical aid benefits, taken as a whole, of the Medaid Members shall not be detrimentally affected in any material respect, other than for reasons or considerations arising in the ordinary, regular and normal course of business and/or as may have been agreed in writing between such Medaid Member and the Employer.

21.5 The Purchaser hereby indemnifies and holds harmless the Seller against any claims, liabilities, costs, expenses or penalties of whatever nature which it may suffer or incur in consequence of the failure by the Employer to perform its obligations punctually and in full in respect of any Transferred Employee's membership of the Medical Schemes and/or any other medical aid scheme whatsoever, the cause of action in respect of which arises on or after the Effective Date and otherwise than as a result of any wilful misconduct or gross negligence by the Seller, its officers, employees, servants or agents.

21.6 The Parties specifically record (for the avoidance of all doubt) that in the event and to the extent that, in relation to any Medaid Member's selected hospital and/or medical plan in terms of any Medical Scheme, any discrepancy ("**shortfall**") shall arise at any time after the Closing Date (the cause of action in respect of which arose prior to the Effective Date) between the amounts actually paid by the Medical Scheme concerned and/or the relevant external scheme in respect of such Medaid Member, and the benefits payable in terms of such hospital and/or medical plan, irrespective of whether such shortfall shall arise as a result of administrative delays in the processing or reconciling of medical claims or for any other reason, the Employer shall (and the Purchaser undertakes to procure that the Employer will) be liable on first written demand to reimburse to the Medical Scheme concerned (or the applicable external scheme, as the case may be) the full amount of such shortfall, and the Purchaser hereby indemnifies the Seller accordingly.

22. POST-RETIREMENT MEDICAL FUNDING

It is recorded that, as at the Signature Date, the Effective Date and the Closing Date:

22.1 neither the Seller, nor the Company has or will have any obligation to contribute to any medical aid scheme, medical assistance fund or similar for or on behalf of or in respect of any Transferred Employee, post the date of retirement (in terms of the rules, practices or policies of the Trans Hex Group) of such Transferred Employee (hereinafter, "**post retirement medical funding obligation**"); and

22.2 the Seller undertakes to indemnify and hold harmless the Purchaser and the Company in respect of any proven liability incurred or sustained by them (or any of them) arising from, in respect of and/or in connection with any post-retirement medical funding obligation relating to any Transferred Employee, the cause of action in respect of which arose prior to the Closing Date.

23. REHABILITATION LIABILITIES

23.1 Notwithstanding anything to the contrary contained or implied in this Agreement or its schedules but subject to the Seller having complied with its obligations in terms of clause 23.2, neither the Purchaser nor the Company shall have any claim against the Seller, or the direct or indirect shareholders of the Seller and/or the Indemnified Parties described in clause 19, or any of them, for any liabilities for Environmental Matters or Rehabilitation Obligations, whether actual or contingent, of the Company relating to the Middle Orange Operations and whether arising before or after the Effective Date, and the Purchaser hereby irrevocably and unconditionally indemnifies and holds the Seller and each of the Indemnified Parties (as described in clause 19) harmless from and/or against all claims (made by any person and/or applicable authority and/or body whomsoever), damage, loss or expense made against and/or suffered and/or incurred by the Seller and/or any such Indemnified Party in connection with and/or arising from any such Environmental Matter and/or Rehabilitation Obligation.

23.2 As soon as practicably possible after the Signature Date (and insofar as possible, prior to the Closing Date), the Seller and the Purchaser shall:

23.2.1 jointly instruct Settlement Planning Services Inc. ("**Setplan**") to assess and quantify the current value of the Trans Hex Group's liability ("**MOR Rehabilitation Liabilities**") as at the Effective Date to rehabilitate the Environment in respect of all of the Mineral Rights comprising the Middle Orange Operations, excluding only any such rehabilitation liability in respect of the Brakfontein Property, and to furnish to both Parties its report ("**Preliminary Environmental Report**") of such assessment and quantum; for which purpose Setplan shall (unless the Parties agree otherwise) be instructed by them to prepare the Preliminary Environmental Report on a going-concern basis, on the basis of the current "transfer value" of such rehabilitation liabilities on the assumption that ongoing mining operations will be conducted from the Effective Date in respect of the Saxendrift Mining Operations and Niewejaarskraal Mining Operations, and otherwise in accordance with all applicable Environmental Laws and the past practices and policies applied by the Trans Hex Group;

23.2.2 upon receipt of the Preliminary Environmental Report, and for a period of 30 (thirty) days after the Seller shall have notified the DME (under confirmation thereof to the Purchaser) of the transactions contemplated herein, use their respective reasonable endeavours (and in this regard undertake to co-operate fully and in good faith with each other) to agree, in consultation with Setplan, the quantum of such MOR Rehabilitation Liabilities and procure satisfactory confirmation from the DME (Northern Cape region) ("**DME Northern Cape**") that, in the DME Northern Cape's view, the Preliminary Environmental Report adequately reflects the quantum of the MOR Rehabilitation Liabilities as at the Effective Date;

23.2.3 instruct Setplan that all and any matters to be discussed by Setplan with the DME Northern Cape relating to and/or in connection with the MOR Rehabilitation Liabilities shall have been approved in advance of such meetings by the Seller and the Purchaser; no such meetings

between Setplan and the DME Northern Cape shall be held without a representative of the Seller and the Purchaser present; and no contact shall be made by Setplan with the DME Northern Cape in respect of and/or in connection with the matters contemplated in this clause 23 and/or the Agreement unless and until the Seller shall have notified the DME Northern Cape of the transactions contemplated herein and the purpose of the proposed consultations between the DME Northern Cape, the Seller and the Purchaser in connection with the MOR Rehabilitation Liabilities; and

23.2.4 instruct Setplan to prepare and deliver to them jointly, by no later than 10 (ten) business days after expiry of the 30-day period contemplated in clause 23.2.2, its, Setplan's, final report ("**Final Environmental Report**") in respect of the MOR Rehabilitation Liabilities, having due regard to the representations made to it by the Seller and the Purchaser and taking into account the DME Northern Cape's views, if any, obtained during such 30-day period.

23.3 In relation to the preparation by Setplan of the reports contemplated in clause 23.2, Trans Hex Operations shall (and shall procure that the Seller and the Company will) co-operate fully with Setplan (and its representatives) during its, Setplan's investigations into the MOR Rehabilitation Liabilities and the preparation of such reports, and in particular (but without being limited thereto) shall:

23.3.1 provide it or them, as the case may be, with such reasonable access to its management, employees and consultants, and to the site(s) of the Middle Orange Operations, as may be necessary to enable Setplan to undertake and complete its investigations into the MOR Rehabilitation Liabilities; and

23.3.2 furnish to Setplan and/or its representatives all information and data relating to the MOR Rehabilitation Liabilities of which it has knowledge and/or is in its possession or under its control which may be relevant to and/or reasonably required or requested by Setplan in respect of the MOR Rehabilitation Liabilities.

23.4 In the event and to the extent that, in terms of the Final Environmental Report, Setplan shall determine on the basis contemplated herein that the quantum of the Rehabilitation Obligations (**"Actual Rehabilitation Amount"**) exceeds the sum (as adjusted in terms of clause 23.5) of R4 250 000,00 (four million two hundred and fifty thousand rand) (**"Expected Rehabilitation Amount"**), the Seller shall by no later than 10 (ten) business days after receipt of the Final Environmental Report pay to the Purchaser the difference (**"Rehabilitation Shortfall"**) between the Actual Rehabilitation Amount and the Expected Rehabilitation Amount.

23.5 The Expected Rehabilitation Amount in the sum of R4 250 000,00 (four million two hundred and fifty thousand rand) represents the estimated aggregate of the MOR Rehabilitation Liabilities as at the Effective Date, and to the extent that any Mineral Right shall not have been acquired by the Company pursuant to the provisions of the Business Sale Agreement, shall be reduced for purposes of calculating the Rehabilitation Shortfall by the amount of the estimated rehabilitation liability recorded in Schedule 11 of that agreement in respect of the Mineral Right concerned.

23.6 Without limiting the generality of any other provision of this Agreement, the Purchaser irrevocably and unconditionally acknowledges and confirms that the sole and exclusive liability, present or future, of the Seller to the Purchaser in respect of the Rehabilitation Obligations comprises the obligation to pay to the Purchaser the Rehabilitation Shortfall, if any.

23.7 The costs of Setplan in preparing the Preliminary and Final Environment Reports contemplated herein shall be borne and paid by the Purchaser and the Seller in equal shares.

24. <u>SURETYSHIP BY RVI</u>

RVI hereby unconditionally and irrevocably binds itself in favour of the Seller as a surety for and co-principal debtor together with the Purchaser for the due, proper and punctual payment and/or performance by the Purchaser of all of its obligations to the Seller arising from and/or in connection with this Agreement, hereby waiving

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the benefits of excussion, division and no value received, with the meaning and effect whereof it acknowledges itself to be fully acquainted.

25. **MUTUAL SUPPORT**

The Parties undertake at all times to do all such reasonable things, to perform all such reasonable acts and to take all such reasonable steps and to procure the doing of all such reasonable things, the performance of all such actions and the taking of all such steps as may be reasonably open to them and necessary for or incidental to the putting into effect or maintenance of the terms, conditions and import of this Agreement. The Parties shall, until the Closing Date, give each other all reasonable or necessary assistance required to procure as expeditiously as possible after the Signature Date the conversion of each Company's "old order" mineral rights into "new order" mining rights and/or prospecting rights, and any requisite Ministerial Consents to the cession and transfer of such mining and/or prospecting rights to the Company in terms of the Business Sale Agreement and Ministerial Consent to the transfer of the Sale Shares to the Purchaser in terms of this Agreement.

26. **BREACH**

26.1 After the Signature Date and subject to the provisions of clause 17.3 and clause 26.2, should any Party (**"the defaulting party"**) commit a breach of any of the provisions hereof, then the other Party (**"the aggrieved party"**), in the event that such Party wishes to enforce its rights in terms of this Agreement, shall be obliged to give the defaulting party 14 (fourteen) days written notice to remedy such breach. If the defaulting party fails to comply with such notice, the aggrieved party shall be entitled to claim immediate payment and/or performance by the defaulting party of all of the defaulting party's obligations hereunder whether or not the due date for payment and/or performance shall have arrived, and in the event that the defaulting party shall fail, at any time before the Closing Date, for whatever reason, to comply with such notice, the aggrieved party shall be entitled forthwith on written notice delivered to the aggrieved party, to cancel this Agreement, in either event without prejudice to the aggrieved party's rights to claim damages.

26.2 Without limiting the generality of the foregoing, in the event that either the Seller (which for purposes hereof shall be deemed to include Trans Hex Operations) or the Purchaser (**"the Insolvent Party"**) shall be wound up, or shall be placed under judicial management, whether provisionally or finally, or shall suffer from or be subject to any similar or analogous disability and/or process, on or prior to the Closing Date, the other Party shall be entitled, but not obliged, on the happening of such event on written notice to the Insolvent Party, forthwith to cancel this Agreement without prejudice to the rights of such other Party to claim damages.

27. PARTIES NOT AFFECTED BY WAIVER OF BREACHES

27.1 The waiver (whether expressed or implied) by any Party of any breach of the terms or conditions of this Agreement by any of the other Parties shall not prejudice any remedy of the waiving Party in respect of any continuing or other breach of the terms and conditions hereof.

27.2 No failure, delay, relaxation or indulgence on the part of any Party in exercising any power or right conferred on such Party in terms of this Agreement shall operate as a waiver of such power or right nor shall any single or partial exercise of any such power or right preclude any other or further exercises thereof or the exercise of any other power or right under this Agreement.

27.3 The expiry or termination of this Agreement shall not prejudice the rights of any Party in respect of any antecedent breach or non-performance by the other Party of any of the terms or conditions hereof.

28. TRANSACTION INDIVISIBLE

Save as provided in clause 9.1, all the transactions and arrangements contained in or contemplated by this Agreement constitute a single and indivisible transaction.

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29. VARIATIONS NOT EFFECTIVE UNLESS IN WRITING

No variation, modification or waiver of any provision of this Agreement, or consent to any departure therefrom or cancellation thereof, shall in any way be of any force or effect unless confirmed in writing and signed by all the Parties and then such variation, modification, waiver, consent or cancellation shall be effective only in the specific instance and for the purpose and to the extent for which made or given.

30. INDEPENDENT EXPERT

On referral of matters to any Independent Expert in terms of the provisions of this Agreement, the following principles shall apply –

30.1 the Parties shall procure that there is made available to the Independent Expert such information relating to the Company and/or the subject matter of his or her determination as he or she reasonably requires in order to make the required determination;

30.2 in making the determination, the Independent Expert shall take into account the provisions of this Agreement and any other factors it considers to be relevant;

30.3 the Independent Expert shall be deemed to be acting as an expert and not an arbitrator or *quasi-arbitrator* and his or her decision shall, in the absence of manifest error, be final and binding on the Parties; and

30.4 the cost of obtaining the Independent Expert's certificate (the "**Certificate**") shall be borne by the Seller, on the one hand, and the Purchaser, on the other hand, equally.

31. COSTS

31.1 Each of the Parties shall bear its own legal and other costs of and incidental to the negotiation, preparation and execution of this Agreement.

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31.2 Any stamp duty payable in connection with the transfer of the Sale Assets shall be paid by the Purchaser.

31.3 Any regulatory filing fees in respect of the Competition Approval of the Competition Authorities shall be paid by the Purchaser and the Seller in equal proportions.

31.4 Without derogating from any of the foregoing provisions of this clause 31, any legal fees raised by Ms E van Biljon of Seller's Attorneys in respect of the collation of information, preparation and submission of the Purchaser's portion of the joint application for the Competition Approval on behalf of the Purchaser shall be borne and paid by the Purchaser, and any legal fees raised by Ms C Keene of Seller's Attorneys in respect of such application for the Competition Approval or otherwise shall be borne and paid by the Seller.

32. DOMICILIUM

32.1 The Parties hereto choose *domicilia citandi et executandi* for all purposes of and in connection with this Agreement as follows:

Name	Physical Address	Telefax
The Seller and Trans Hex Operations	405 Voortrekker Road Parow 7500 Cape Town	+27-(0)21 937-0740

Marked for the attention of: The Company Secretary

Name	Physical Address	Telefax
Purchaser and RVI	Level 0, Wilds View Isle of Houghton Cnr Carse O'Gowrie and Boundary Roads Houghton Estate Johannesburg 2198	+27-(0)11-481-7235

Marked for the attention of: The Chief Operating Officer

32.2 Any Party hereto shall be entitled to change its domicilium from time to time, provided that any new domicilium selected by it shall be an address other

than a box number and any such change shall only be effective upon receipt of notice in writing by the other Parties of such change.

32.3 All notices, demands, communications or payments intended for any Party shall be made or given at such Party's domicilium for the time being.

32.4 A notice sent by one Party to another Party shall be deemed to be received:

32.4.1 on the same day, if delivered by hand;

32.4.2 on the same day of transmission if sent by telefax or email and if sent by telefax or email with receipt received confirming completion of transmission;

32.4.3 on the 10th (tenth) day after posting, if sent by prepaid registered mail.

32.5 Notwithstanding anything to the contrary herein contained a written notice or communication actually received by a Party shall be an adequate written notice or communication to it notwithstanding that it was not sent to or delivered at its chosen domicilium citandi et executandi.

33. GOVERNING LAW

The entire provisions of this Agreement shall be governed by and construed in accordance with the laws of the Republic of South Africa. Furthermore, the Parties hereto hereby irrevocably and unconditionally consent to the non-exclusive jurisdiction of the Cape Local Division of the High Court of South Africa in regard to all matters arising from this Agreement.

34. CONFIDENTIALITY

34.1 No Party (and the Purchaser shall procure same in respect of the Company after the Closing Date) shall issue any press release or any other public document or make any public statement, in each case relating to or connected with or arising out of this Agreement or the matters contained herein (save for any such release, announcement or document which is

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required to be given, made or published by law or under the rules and regulations of any stock exchange) without obtaining the prior approval of the other Party to the contents thereof and the manner of its presentation and publication; provided that such approval shall not to be unreasonably withheld or delayed.

34.2 In the case of a release, announcement or document which is required to be given, made or published by law or under the rules and regulations of any stock exchange, the Party liable so to give, make or publish the same shall give to the other Party as much advance warning thereof as is reasonable in the circumstances together with drafts or a copy thereof as soon as it is at liberty so to do.

34.3 Each Party shall at all times keep confidential (and ensure that its employees and agents shall keep confidential) any information which it has acquired or may acquire in relation to any other Party and each of the Companies (including but not limited to information acquired pursuant to the due diligence referred to in clause 3.3) or to any matter arising from or in connection with this Agreement, save for any information:

34.3.1 which is publicly available or becomes publicly available through no act or default of the first mentioned Party; or

34.3.2 which was in the possession of that Party prior to its disclosure otherwise than as a result of any breach by a Party of any obligation of confidentiality owed to the other Parties whether pursuant to this Agreement or otherwise; or

34.3.3 which is disclosed to that Party by a third party which did not acquire the information under an obligation of confidentiality; or

34.3.4 which is independently acquired by that Party as a result of work carried out by a person to whom no disclosure of such information has been made,

and shall not use or disclose such information except with the written consent of the other Party or in accordance with an order of court of competent jurisdiction or in order to comply with any law or governmental regulations or the rules of any stock exchange by which the Party concerned is bound.

34.4 The provisions of this clause 34 shall survive any termination of this Agreement.

35. **ARBITRATION**

35.1 Any dispute amongst the Parties in regard to:

35.1.1 the interpretation of;

35.1.2 the effect of;

35.1.3 the Parties' respective rights and obligations under;

35.1.4 a breach of;

35.1.5 any matter arising out of;

this Agreement shall be decided by arbitration in the manner set out in this clause.

35.2 The said arbitration shall be held subject to the provisions of this clause:

35.2.1 at Johannesburg;

35.2.2 informally;

35.2.3 otherwise in accordance with the provisions of the Arbitration Act, 1965, as amended and the Standard Rules of the Association of Arbitrators (the "**Arbitration Rules**") and in the event of a conflict in this regard the Arbitration Rules shall prevail,

it being the intention that if possible it shall be held and concluded within 45 (forty-five) business days after it has been demanded.

35.3 The arbitrator shall be if the question in issue is:

35.3.1 primarily an accounting matter an independent accountant with no less than 10 (ten) years' experience agreed upon amongst the Parties;

35.3.2 primarily a legal matter, a practising Senior Counsel with no less than 10 (ten) years' standing or retired High Court judge agreed upon amongst the Parties;

35.3.3 any other matter an independent person agreed upon amongst the Parties.

35.4 If the Parties cannot agree upon a particular arbitrator in terms of clause 35.3 above within 7 (seven) business days after the arbitration has been demanded, the nomination in terms of clauses 35.3.1, 35.3.2 and 35.3.3, as the case may be, shall be appointed at the request of any Party by the Chairman for the time being of the Cape Bar Council (or its successor) within 7 (seven) days after the Parties have so failed to agree.

35.5 The Parties irrevocably agree that the decision in these arbitration proceedings:

35.5.1 shall be binding on them,

35.5.2 shall be carried into effect,

35.5.3 may be made an order of any Court of competent jurisdiction.

35.6 Any Party may appeal the decision of the arbitrator to a panel of 3 (three) arbitrators (chosen *mutatis mutandis* as set out above) in accordance with the Arbitration Rules of Appeal. Any decision granted on appeal shall be final.

35.7 Nothing in this clause 35 shall preclude any Party from seeking interim relief and/or urgent relief from a court in accordance with the provisions of clause 33.

35.8 The provisions of this clause 35 shall survive the termination for whatever reason of this Agreement.

36. COUNTERPARTS

This Agreement may be executed in any number of counterparts and by the different Parties hereto on separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts together shall constitute one and the same instrument.

37. GENERAL

37.1 This document constitutes the sole record of the Agreement between the Parties in regard to the subject matter of this Agreement.

37.2 No Party shall be bound by any express nor implied term, representation, warranty, promise or the like, not recorded herein.

37.3 No Party shall be entitled to cede, assign or otherwise transfer all or any of its rights, interest or obligations under and in terms of this Agreement except with the prior written consent of all of the other Parties.

SIGNED at PAROW on this 3 the day of MARCH 2007.

For and on behalf of
TRANS HEX DIAMANTE BEPERK

[signature]
Name:
Capacity:
Who warrants his authority hereto

[initials]

SIGNED at Cape Town on this 3rd the day of March 2007.

For and on behalf of
TRANS HEX OPERATIONS (PROPRIETARY) LIMITED

Name:
Capacity: Managing Director
Who warrants his authority hereto
LLEWELLYN DELPORT

SIGNED at Johannesburg on this 3rd the day of MARCH 2007.

For and on behalf of
ROCKWELL RESOURCES RSA (PROPRIETARY) LIMITED

Name:
Capacity:
Who warrants his authority hereto

SIGNED at Johannesburg on this 3rd the day of MARCH 2007.

For and on behalf of
ROCKWELL VENTURES INC

Name:
Capacity:
Who warrants his authority hereto

SCHEDULE 1

THE MATERIAL ASSETS

DESCRIPTION OF ASSET	SAXENDRIFT	NIEWEJAARSKRAAL
Plants:	**13 330 000**	**9 000 000**
NJK		9 000 000
Terrace A	3 000 000	
Terrace B	2 000 000	
Brakfontein Pan Plant	500 000	
DMS	3 000 000	
Old Final Recovery	1 500 000	
New Final Recovery	3 330 000	
Roads , Power and Water Infrastructure:	**3 250 000**	**500 000**
Saxendrift power and water supplies	2 000 000	
Saxendrift roads	1 000 000	
NJK roads		500 000
Saxendrift and NJK fencing	250 000	
Earth Moving Equipment:	**6 700 000**	**8 700 000**
Liebherr L564/6 wheel loader		600 000
Volvo 120 Front end loader 120/1		900 000
Volvo 120 Front end loader 120/2		900 000
Volvo 120 Front end loader 120/3		900 000
Volvo 120 Front end loader 120/4	900 000	
Volvo 150 Front end loader 150/1	900 000	
Bell B30 dump truck B30/1		500 000
Bell B30 dump truck B30/2		500 000
Bell B30 dump truck B30/5		500 000
Bell B30 dump truck B30/4	500 000	
Bell B40 ADT B40/17		1 000 000
Bell B40 ADT B40/18	1 000 000	
Cat 769/11	400 000	
Volvo ADT 30 dump truck 30D/1		100 000
Cat 14H grader		1 200 000
Cat 824G Wheel dozer	1 200 000	
Komatsu 375 Bull dozer	1 000 000	
Bell HD1880 43T excavator		750 000
Liebherr Excavator 954 No2		750 000
All terrain 35T Mobile Crane	800 000	
Bell B25/4 Water Tanker		100 000

TABACKS

DESCRIPTION OF ASSET	OTHER	NIEWEJAARSKRAAL
Intellectual Property – Mining Information	**3 000 000**	**2 500 000**
Saxendrift Mining Operations	1 000 000	
Niewejaarskraal Mining Operations		2 500 000
Kwartelspan Project	750 000	
Remhoogte-Holsloot Project	500 000	
Zwemkuil-Mooidraai Project	750 000	
Vehicles:	**1 820 000**	**200 000**
Isuzu Double Cab CY16191	30 000	
Isuzu LDV CY74177	30 000	
Isuzu LDV CY 114273		40 000
Isuzu LDV CY103381		40 000
Isuzu LDV CY73398	40 000	
Isuzu LDV CY115430		40 000
Toyota LDV CY134802	40 000	
Nissan LDV CY10368	40 000	
Mazda Double Cab CY25418	50 000	
Toyota LDV CY132244	40 000	
Toyota LDV CY132245		40 000
Isuzu LDV CY119131	40 000	
Isuzu LDV CY80247	60 000	
Toyota LDV CY129127		40 000
Toyota Ambulance CY141723	80 000	
Mamba Security vehicle CY946611	200 000	
Isuzu NPR300 Truck CY25230	60 000	
Isuzu NQR500 Truck CY25862	80 000	
M.Benz Atego Truck CY138293	250 000	
Samil Fuel Bowser CY42777	200,000	
Nissan 8t Truck and Crane CY 184372	200 000	
Toyota HiAce CY145793	50 000	
Isuzu Double Cab CY56636	50 000	
Mitsubishi 8 Seater CY 81753	40 000	
Toyota LDV CY 81104	40 000	
M.Benz 18 Seater Sprinter CY 83702	70 000	
Isuzu LDV CY11178	40 000	
Fiat Tractor No1	25 000	
Fiat Tractor No2	25 000	
4-Ton Diesel Forklift	40 000	
	R 28 100 000	**20 900 000**
Consumable Stores/Spares	**1 000 000**	
	29 100 000	**20 900 000**

MJC JWB

SCHEDULE 2

DRAFT BUSINESS SALE AGREEMENT

TABACKS
9

TRAN1-CK6
[CK\AGM\T\TRANSHEX\RVI OFFER\TRAN1-CK6
[SALE OF BUSINESS AGM]
CK/ap
Draft Signature 02.03.07

NOT FOR SIGNATURE

SCHEDULE 2

SALE OF BUSINESS AND ASSETS AGREEMENT

amongst

TRANS HEX GROUP LIMITED

TRANS HEX DIAMANTE BEPERK

TRANS HEX OPERATIONS (PROPRIETARY) LIMITED

MVELAPHANDA EXPLORATION (PROPRIETARY) LIMITED

PIONEER MINERALS (PROPRIETARY) LIMITED

and

SAXENDRIFT MINE (PROPRIETARY) LIMITED

TABACKS

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TABLE OF CONTENTS

TABACKS

SCHEDULES

SCHEDULE 1:	WARRANTIES
SCHEDULE 2A:	FIXED ASSET REGISTER AT SIGNATURE DATE
SCHEDULE 2B:	SCHEDULE OF MATERIAL ASSETS
SCHEDULE 3:	MATERIAL CONTRACTS
SCHEDULE 4:	GUARANTEES
SCHEDULE 5:	TRANSFERRING EMPLOYEES
SCHEDULE 6A:	MVELA RIGHTS
SCHEDULE 6B:	PIONEER RIGHTS
SCHEDULE 6C	TRANS HEX RIGHTS
SCHEDULE 7:	THE NECESSARY RIGHTS
SCHEDULE 8A	PART 1: EXCLUDED ASSETS
	PART 2: EXCLUDED CONTRACTS
SCHEDULE 8B	PART 1: IMMOVABLE PROPERTIES
	PART 2: EXCLUDED PROPERTIES
SCHEDULE 9A	INDEPENDENT VALUES OF SPECIFIED ASSETS
SCHEDULE 9B	ALLOCATION OF PURCHASE PRICE BETWEEN SELLERS
SCHEDULE 10:	ESTIMATED REHAB OBLIGATIONS/ENVIRONMENTAL STATUS
SCHEDULE 11:	STATUS OF LAND USAGE RIGHTS AT SIGNATURE DATE
SCHEDULE 12:	TERMS AND CONDITIONS OF LEASE OF EXCLUDED PROPERTIES
SCHEDULE 13:	CESSION AGREEMENT

-oOo-

TABACKS

SALE OF BUSINESS AND ASSETS AGREEMENT

1. **PARTIES**

1.1 **TRANS HEX GROUP LIMITED**

1.2 **TRANS HEX DIAMANTE BEPERK**

1.3 **TRANS HEX OPERATIONS (PROPRIETARY) LIMITED**

1.4 **MVELAPHANDA EXPLORATION (PROPRIETARY) LIMITED**

1.5 **PIONEER MINERALS (PROPRIETARY) LIMITED**

1.6 **SAXENDRIFT MINE (PROPRIETARY) LIMITED**

2. **INTERPRETATION**

2.1 The headings to the clauses of this Agreement are inserted for reference purposes only and shall in no way govern or affect the interpretation hereof.

2.2 Unless inconsistent with the context, the expressions set forth below shall bear the following meanings:

"the/this Agreement"	the sale of business and assets agreement recorded herein, together with all schedules hereto
"Association Agreement"	the notarial association agreement dated 15 April 2002 entered into between Trans Hex, Trans Hex Operations and members of the Higgs Group relating to the conduct of exploration and/or mining operations in respect of the Brakfontein Property

"Asset Sellers"	Pioneer in respect of the Pioneer Rights and Mvela Exploration in respect of the Mvela Rights, respectively
"Auditors"	PricewaterhouseCoopers Inc, Stellenbosch
"Brakfontein Pan Plant"	the 3-pan screening and panning plant owned by Trans Hex Operations (as more fully described in item 11.7.1.1 of the CPR and Schedule 2B to this Agreement) to be relocated by the Purchaser on the basis described in clause 15
"Brakfontein Property"	Portion 4 of the farm Brakfontein No 276, situated in the district of Hopetown, Northern Cape Province, in extent 2448,0506 hectares and held by the Higgs Trust (Master's Ref: IT No. IT 26/200) under Deed of Transfer No T80239/2000, together with any prospecting and/or mining rights relating thereto
"Business Assets"	collectively: (i) the Trans Hex Business; (ii) the Pioneer Rights; and (iii) the Mvela Rights
"Business Seller"	Trans Hex Operations in respect of the Trans Hex Business
"Cession Agreement"	the written cession agreement to be entered into between the Sellers and Trans Hex Diamante substantially in the form annexed to this Agreement as Schedule 13, in terms of which each Seller will

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cede outright in favour of Trans Hex Diamante its claims on loan account against the Purchaser in respect of the purchase price payable to such Seller in terms of this Agreement, it being recorded that in terms of the Share Sale Transaction, the Parties intend that Trans Hex Diamante will in turn cede and transfer to Rockwell Resources RSA its right, title and interest in and to such ceded loan claims

"Closing Date" 1 (one) business day after the Fulfilment Date

"Conditions" the conditions precedent set out in clause 4

"Contracts" as at the Effective Date, all written and oral contracts for services and utilities of an operational nature relating to the Trans Hex Business (including but not limited to Eskom), the written contracts listed in Schedule 3, all written and oral contracts with trade customers and suppliers to the Trans Hex Business entered into by Trans Hex Operations in relation to the Trans Hex Business, the Employee Contracts, the Marketing Contracts, the Lease Agreements, the Surface Rights Agreements, any orders placed by Trans Hex Operations with suppliers (including orders which remain open for acceptance as at the Effective Date), and any contracts of insurance or instruments or deeds of security in existence in favour of Trans Hex Operations by the trade suppliers to the Trans Hex Business or Trans Hex Operations' counterparties to any contracts contemplated in Schedule 3, but subject further to the express provisions of clause 13.1

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"Conversions"	the conversion to "new order" rights of all old order prospecting and/or mining rights comprised by the Mineral Rights in terms of the transitional arrangements provided for in Schedule II of the MPRDA, to the extent that conversion thereof is necessary prior to applying for Ministerial Consent to the transfer of the Mineral Rights (or any of them) to the Purchaser on the basis contemplated in this Agreement
"CPR"	the Competent Person's Report in connection with and pertaining to the Middle Orange Operations prepared by Venmyn dated 4 April 2006, as furnished to Rockwell Resources RSA in connection with the Disposal Process
"Current Assets"	the current assets of Trans Hex Operations in respect of the Trans Hex Business recorded in the Effective Date Balance Sheet, comprising: (i) Stores; and (ii) Spares, it being recorded that all accounts receivable in respect of the Trans Hex Business as at the Effective Date will be retained by and inure for the benefit of Trans Hex Operations
"Disposal Process"	the process adopted by the Trans Hex Group (in association with Mvela Resources) in respect of the disposal of the Middle Orange Operations, as more fully described in the Process Document

"Effective Date"	notwithstanding the Signature Date, 1 April 2007, unless otherwise agreed in writing between Trans Hex Group and the Purchaser
"Effective Date Balance Sheet"	the consolidated audited detailed balance sheet of the Purchaser in respect of the Middle Orange Operations as at the Effective Date, to be prepared in accordance with IFRS by Trans Hex Operations and delivered to the Purchaser as contemplated in clause 11, and further prepared as if the Restructure shall have been completed and the transactions contemplated in this Agreement shall have been implemented
"Employee Contracts"	all contracts, oral or written, in existence as at the Signature Date between Trans Hex Operations and the Transferring Employees
"Environment"	the environment, including without limitation, atmosphere, surface water, ground water, land surface, soil, sub surface strata and sewer systems
"Environmental Laws"	all South African laws, regulations, orders and the like of legal force and effect relating to the protection, management and/or rehabilitation of the Environment, including (without limitation) all constitutional, statutory and common law including all Acts of Parliament, provincial statutes, ministerial regulations, municipal regulations and by-laws and codes of practice, relating to pollution of the Environment or human health and/or safety matters relating thereto
"Excluded Assets"	in relation to the Business Assets:

(i) the assets of Trans Hex Operations relating to and/or in connection with the Trans Hex Business listed in Part 1 of Schedule 8A;

(ii) the Excluded Properties;

(iii) the Receivables; and

(iv) the Stocks

"Excluded Contracts" collectively:

(i) the operational and/or other contracts listed in Part 2 of Schedule 8A; and

(ii) the Contracts which the Purchaser (or Rockwell Resources RSA, as the case may be) shall have in terms of clause 13.1 notified in writing to Trans Hex Operations are required to be terminated by no later than the Effective Date

"Excluded Liabilities" (i) in relation to each of Trans Hex Operations, Mvela Resources, Mvela Exploration and Pioneer, respectively, its Taxation Obligations; and

(ii) in relation to the Trans Hex Business:

(a) all and any liabilities as at the Effective Date of Trans Hex Operations and/or the Trans Hex Group arising from, relating to and/or in connection with the Excluded Contracts and the Excluded Assets;

(b) all and any accounts payable by Trans Hex Operations as at the Effective Date to its creditors from whatever cause arising; and

(c) any claims or liability which arise from the events disclosed in item 7 of the First Disclosure Letter which is Schedule 6 to the Share Sale Transaction

"Excluded Properties"	the immovable properties listed in Part 2 of Schedule 8B
"Fixed Assets"	the fixed assets owned and/or used by Trans Hex Operations in connection with the Trans Hex Business as at the Effective Date, including without limitation the Mining Plant & Equipment, all as reflected in the Fixed Asset Register, but excluding the Excluded Assets
"Fixed Asset Register"	the consolidated detailed register as at the Effective Date of the Fixed Assets, to be prepared by Trans Hex Operations and delivered to the Purchaser as contemplated in clause 11.1, the details of which Fixed Assets as at the Signature Date are listed in Schedule 2A
"Fulfilment Date"	the date on which the last of the Conditions shall have been fulfilled (or deemed to have been fulfilled, as the case may be)
"Guarantees"	the guarantees and/or suretyships given by Trans Hex Operations to third parties relating to and/or in connection with the Trans Hex Business as at the

Effective Date, details of which as at the Signature Date are listed in Schedule 4

"Higgs Group"	collectively, the persons, companies, trusts and other entities owned and/or controlled generally by and/or affiliated with Mr Minnaar Higgs
"IFRS"	generally accepted accounting principles and standards approved from time to time as International Accounting Standards by the International Accounting Standards Board
"Independent Value"	the agreed values ascribed by the Parties to the Specified Assets for purposes of this Agreement set out in Schedule 9A on the basis of the discrete market values ascribed by Venmyn in terms of the CPR to the respective Business Assets employed in the Saxendrift Mining Operations, the Niewejaarskraal Mining Operations and the Prospecting Projects specified therein, and further based on the allocation of the total purchase consideration between the Sellers set out in Schedule 9B
"Intellectual Property"	any intellectual property of whatever nature owned by Trans Hex Operations and used exclusively in connection with the Trans Hex Business as at the Effective Date, including without limiting the generality of the foregoing, any unregistered, registrable or registered patent, copyright, design, trade mark or other property or right of a similar nature and the Mining Information
"Income Tax Act"	the Income Tax Act No. 58 of 1962

MAC JWB

"JV Agreement"	the joint venture agreement entered into between Trans Hex Operations, Mvela Resources and Trans Hex dated 22 September 2003, together with any amendment thereto
"Kwartelspan Project"	the diamond exploration and prospecting operations or activities conducted in terms of the JV Agreement in respect of the areas encompassed by the Mvela Rights pertaining to – (i) Portion of Portion 1 of the Farm Kransfontein 19; and (ii) Portion of the Remainder of the Farm Kwartelspan 25, as more fully set out and described in Table 3, read with Section 14, of the CPR
"Lease Agreements"	the agreements of lease in respect of the designated portions of the Excluded Properties to be entered into contemporaneously with this Agreement between Trans Hex Operations and the Purchaser, referred to in clause 14
"Marketing Contracts"	all and any marketing agreements, oral or written, entered into as at the Effective Date between Trans Hex Operations and third parties (including, but not limited to, Pioneer, Mvela Resources and Mvela Exploration) relating to or in connection with the marketing, distribution and sale of diamonds produced in the course of the Middle Orange Operations
"Material Assets"	the Fixed Assets listed in Schedule 2B

mn [signature] DWB

"Material Contracts"	the third party contract-mining and/or services contracts relating to the Trans Hex Business entered into between Trans Hex Operations and its contracting counterparties listed in Part 1 of Schedule 3
"Middle Orange Operations"	the whole of the diamond-related prospecting, exploration for, mining, recovery and treatment operations and activities conducted as at the Effective Date by the Sellers in connection with and/or in respect of the Saxendrift Mining Operations, the Niewejaarskraal Mining Operations and the Prospecting Projects, all as more fully set out and described in the CPR
"Mineral Rights"	collectively, the rights to explore, prospect and/or mine for diamonds and associated precious and/or semi-precious stones comprising, respectively, the Mvela Rights, the Pioneer Rights and the Trans Hex Rights, it being recorded, for the avoidance of doubt, that the Parties' intend that all of the Mineral Rights will be acquired by the Purchaser, subject to the terms of this Agreement
"Mining Information"	all information relating to the Mineral Rights owned and/or in the possession of Trans Hex Operations, and/or any Asset Seller and which includes (without limitation) all geological data, exploration, feasibility, commercial and technical information, drill cores, logs of drill cores, samples, books, files, reports, surveys, assays, analyses, maps, mosaics, metallurgical information, aerial photographs, electromagnetic tapes, records, correspondence, documents and other material and all information relating to technology, processes, products,

MSL DWB

specifications, inventions and designs, trade secrets and know-how of a commercially sensitive nature used, directly or indirectly, or developed for the purpose of and/or in connection with the exploration for and/or exploitation and/or rehabilitation of mineral deposits in, on or under the areas to which such Mineral Rights relate, in whatever form, format or medium such Mining Information is held as at the Effective Date

"Mining Plant & Equipment"	the plant (including the Brakfontein Pan Plant), machinery, equipment, vehicles, office equipment and furniture owned and/or used by Trans Hex Operations in connection with the Trans Hex Business as at the Effective Date, as listed in the Fixed Asset Register
"Ministerial Consent"	the consent of the Minister of Minerals and Energy (or her designate under Section 103 of the MPRDA) contemplated in Section 11(1) of the MPRDA
"MPRDA"	the Mineral and Petroleum Resources Development Act, 2002 (Act 28 of 2002) as amended from time to time
"Mvela Exploration"	Mvelaphanda Exploration (Proprietary) Limited registration number 1971/008673/07, a private company incorporated in accordance with the laws of the Republic, the issued share capital of which is beneficially held as to 50% (fifty percent) each by Trans Hex Operations and Mvela Resources

"Mvela Rights"	the prospecting rights held by and/or issued to Mvela Exploration, the particulars of which as at the Signature Date are set out in Schedule 6A, together with all Mining Information and all right, title and interest in and to any Surface Rights Agreement pertaining thereto
"Mvela Resources"	Mvelaphanda Resources Limited, registration number 1980/001395/06
"Necessary Rights"	the one or more combinations of the Mineral Rights listed in Schedule 7 which the Purchaser deems it essential to take transfer of in order to enable it to conduct viable mining operations pursuant to the acquisition of the Business Assets
"Niewejaarskraal Mining Operations"	the whole of the diamond prospecting, diamond mining and associated recovery and rehabilitation operations conducted by Trans Hex Operations forming part of the Trans Hex Business as at the Effective Date, as more fully described in Section 12 of the CPR
"Parties"	Trans Hex, Trans Hex Operations, Trans Hex Diamante, Pioneer, Mvela Exploration and the Purchaser, and "a Party" shall mean each or any of them as the context requires
"Pioneer"	Pioneer Minerals (Proprietary) Limited, registration number 1991/006123/07, a wholly-owned subsidiary of Trans Hex Diamante

"Pioneer Rights"	the prospecting rights for diamonds and/or other precious stones held by and/or issued to Pioneer described in Schedule 6B, together with all Mining Information and all right, title and interest in and to any Surface Rights Agreement pertaining thereto
"Prime Rate"	the prime rate of interest, nominal annual compounded monthly in arrears, quoted from time to time by Nedbank Limited (**"the Bank"**) on unsecured overdraft to its corporate customers, as certified by any officer or manager of the Bank (whose appointment or authority need not be proved) and whose certificate shall be final and binding on the Parties, in the absence of manifest error
"Process Document"	the document published and distributed on behalf of the Trans Hex Group dated 23 March 2006, in terms whereof prospective purchasers of the Middle Orange Operations were invited to submit offers to purchase the Middle Orange Operations (in whole or in part)
"Prospecting Projects"	collectively, the Kwartelspan Project, the Zwemkuil-Mooidraai Project and the Remhoogte-Holsloot Project
"Purchaser"	Saxendrift Mine (Proprietary) Limited, registration number 2006/005971/07 *(formerly Richtrau No. 112 (Proprietary) Limited)*, a private limited liability company incorporated in accordance with the laws of the Republic and a wholly-owned subsidiary of Trans Hex Diamante

"Purchase Consideration"	in relation to each Seller, the purchase consideration payable to it by the Purchaser in respect of the Business Assets of which it is the seller, referred to in clauses 6.2, 7.2 and 8.2
"Receivables"	all amounts due, owing or payable to Trans Hex Operations by any debtor as at the Effective Date, from whatever cause arising (excluding the Purchase Consideration)
"Rehabilitation Obligations"	all and any rehabilitation obligations of Trans Hex Operations and/or any other Seller relating to, arising from and/or in respect of the Business Assets (or any part thereof) of which it is the Seller hereunder (but expressly excluding any Rehabilitation Obligations relating to and/or in connection with the Brakfontein Property and/or any Mineral Rights not acquired by the Purchaser in terms of this Agreement) in terms of the MPRDA and/or the Environmental Laws as at the Effective Date, whenever and however arising, it being recorded that an estimate of all of the Sellers' collective Rehabilitation Obligations in respect of the Middle Orange Operations as at the Signature Date is set out in Schedule 10
"Remhoogte-Holsloot Project"	the diamond prospecting and/or exploration operations or activities conducted by Trans Hex Operations in, on or under the areas encompassed by the Pioneer Rights, as more fully set out and described as such in Table 3, read with Section 15, of the CPR
"Republic"	the Republic of South Africa

"Restructure" the restructure in the process of being undertaken by the Trans Hex Group (together with Mvela Resources) as at the Signature Date of their respective interests and undertakings relating to and/or in connection with the entire Middle Orange Operations, in terms whereof, subject to Ministerial Consent (to the extent required), with effect from the Effective Date and prior to the implementation of the Share Sale Transaction, the Parties intend that the Purchaser will acquire on the basis contemplated in this Agreement, the Trans Hex Business, the Mvela Rights and the Pioneer Rights, relating to and/or in connection with the Middle Orange Operations, comprising the Saxendrift Mining Operations, the Niewejaarskraal Mining Operations and the Prospecting Projects, and all associated rehabilitation operations and Rehabilitation Obligations pertaining thereto

"Retrenchment Programme" as at the Signature Date, the voluntary retrenchment process engaged or to be engaged in by Trans Hex Operations in relation to the Middle Orange Operations more fully described and dealt with in clause 21

"Rockwell Resources RSA" Rockwell Resources RSA (Proprietary) Limited, registration number 2005/023297/07, being a subsidiary of RVI and the purchaser from Trans Hex Diamante of the shares in and claims against the Purchaser in terms of the Share Sale Transaction

"RVI" Rockwell Ventures Inc., a public company incorporated under the company laws of Canada under registration number BC 0354545 and listed on the TSX Ventures Exchange

"Sale Assets" all of the assets and undertakings owned, leased or held by Trans Hex Operations in connection with the Trans Hex Business as at the Effective Date, comprising:

(i) the Trans Hex Rights;

(ii) the Current Assets;

(iii) the Fixed Assets;

(iv) the Contracts;

(v) the Intellectual Property;

(vi) all prepaid expenses and deposits made in connection with such business; and

(vii) all other assets of whatever nature which are owned by Trans Hex Operations in connection with the Trans Hex Business,

but expressly excluding the Excluded Assets, the Mvela Rights and the Pioneer Rights

MK [initials] AVB

"Sale Liabilities"	all liabilities (contractual, delictual or otherwise) as at the Effective Date, whether actual or contingent, of Trans Hex Operations relating to and/or in connection with the Trans Hex Business, including (but not limited to) the Rehabilitation Obligations, excluding only the Excluded Liabilities
"Saxendrift Mining Operations"	the whole of the diamond prospecting, diamond mining and associated recovery and rehabilitation operations conducted by Trans Hex Operations as part of the Trans Hex Business as at the Effective Date, as more fully described as such in Section 11 of the CPR
"Schedules"	the schedules annexed to this Agreement
"Sellers"	collectively, Trans Hex Operations in respect of the Trans Hex Business and each of the Asset Sellers in respect of the Business Assets of which it is a seller, and "a Seller" shall mean any or each of them as the context requires
"Share Sale Transaction"	the Sale of Shares and Claims Agreement dated on or about 3 March 2007 entered into between, amongst others, Trans Hex Diamante and Rockwell Resources RSA in terms whereof, with effect from the Effective Date (subject to the Closing Date having arrived) Rockwell Resources RSA purchases from Trans Hex Diamante, and Trans Hex Diamante sells to Rockwell Resources RSA, the entire issued ordinary share capital of and shareholders' claims against the Purchaser, to which a draft of this Agreement is annexed as Schedule 2

mbc DWB

"Signature Date"	the date of signature of this Agreement by the Party last in time signing same
"Spares"	spares, parts and other components or items of a similar nature relating to the Mining Plant & Equipment owned by Trans Hex Operations located at or on any mine comprising part of the Middle Orange Operations as at the Effective Date, whether inventorised or not
"Specified Assets"	the assets to which an Independent Value has been ascribed for purposes of this Agreement, as listed and more fully described in Schedule 9
"Stocks"	all stocks of processed and/or unprocessed diamonds and/or other precious stones and/or minerals which have been extracted as at the Effective Date in respect of the Middle Orange Operations, excluding any such stocks contained in dumps and tailings in, on or under the properties to which the Mineral Rights pertain, it being recorded that the value of the Stocks as at the Effective Date will be nil
"Stores"	all machinery, spares, stores, operating supplies and items of a consumable nature as at the Effective Date of the Trans Hex Business
"Surface Rights Agreements"	the surface usage rights agreements entered into between, respectively, Trans Hex Operations, Mvela Exploration and/or Pioneer, and the landowners of properties to which the Mineral Rights pertain, all as set out in column 7 of Schedule 11, including any extension or renewal thereof as at the Closing Date

MX MB

"Taxation Obligations" any liability of each of the Sellers however arising for any period prior to the Effective Date relating to and/or in connection with:

(i) any income and/or value-added or other sales tax, transfer duties, imposts, levies, penalties (including interest thereon) or the like;

(ii) any deferred tax;

(iii) any recoupment liability relating to or in respect of any allowance assets;

(iv) any assessment for taxation, including estimated and additional assessments;

(v) capital gains tax;

(vi) secondary tax on companies; and/or

(vii) any other tax levy or duty administered by the South African Revenue Services

"Transferring Employees" the employees listed as at the Signature Date in Schedule 5 who are and remain employed by Trans Hex Operations as at the Effective Date in respect of and/or in connection with the Trans Hex Business in terms of the Employee Contracts, but (subject always to the provisions of clause 21.8) excluding any such employees whose employment contracts are terminated prior to the Fulfilment Date for any reason and/or who elect to participate in the Retrenchment Programme and whose employment contracts are terminated after the Effective Date but

on or before the Fulfilment Date, it being recorded (for the avoidance of doubt) that as at the Signature Date and the Effective Date, no employees of any of the other Sellers are or will be employed by or in relation to the Middle Orange Operations

"Trans Hex" — Trans Hex Group Limited, registration number 1963/007579/06

"Trans Hex Business" — the whole of the business as a going concern conducted as a division by Trans Hex Operations in respect of the exploration, prospecting, mining for, recovery, treatment and/or commercial production of diamonds in relation to and/or in respect of the Middle Orange Operations as at the Effective Date, consisting of:

(i) the Sale Assets;

(ii) the Sale Liabilities; and

(iii) the Transferring Employees

"Trans Hex Diamante" — Trans Hex Diamante Beperk, registration No. 1969/002820/06, a public company incorporated in accordance with the laws of the Republic and a wholly-owned subsidiary of Trans Hex

"Trans Hex Group" — Trans Hex and its subsidiaries for the time being and from time to time, excluding (for purposes of this Agreement) Mvela Exploration

MJC [initials]

"Trans Hex Operations"	Trans Hex Operations (Proprietary) Limited, registration number 1988/012100/07, a wholly-owned subsidiary of Trans Hex Diamante
"Trans Hex Rights"	the old order and/or new order mining and/or prospecting rights held by Trans Hex Operations, the particulars of which as at the Signature Date are set out in Schedule 6C
"Venmyn"	Venmyn Rand (Proprietary) Limited trading as Venmyn, registration number 1988/004918/07, a specialist advisor in mineral project valuations
"Warranties"	the warranties set out in Schedule 1 and elsewhere in this Agreement
"Zwemkuil-Mooidraai Project"	the diamond prospecting and/or exploration operations or activities conducted in terms of the JV Agreement in, on or under the areas encompassed by the Mvela Rights pertaining to - (i) Portion of the Remainder of the Farm Zwemkuil 37, and (ii) Portion of the Remainder of the Farm Mooidraai 36, as more fully set out and described in Table 3, read with Section 13, of the CPR

2.3 Where any term is defined within the context of any particular clause in this Agreement, the term so defined, unless it is clear from the clause in question that the term so defined has limited application to the relevant clause, shall bear the meaning ascribed to it for all purposes in terms of this Agreement, notwithstanding that that term has not been defined in this interpretation clause.

2.4 Unless inconsistent with the context or save where the contrary is expressly indicated:

2.4.1 any gender includes the other genders; a natural person includes an artificial person and vice versa; and the singular includes the plural and vice versa;

2.4.2 if any provision in a definition is a substantive provision conferring rights or imposing obligations on any Party, notwithstanding that it appears only in this interpretation clause, effect shall be given to it as if it were a substantive provision of this Agreement;

2.4.3 reference to "days" shall be construed as calendar days unless qualified by the word "business", in which instance a "business day" shall be any day other than a Saturday, Sunday or official South African public holiday. Any reference to "business hours" shall be construed as being the hours between 08h30 (eight hours and thirty minutes) and 17h00 (seventeen hours) on any business day. Any reference to time shall be based upon South African Standard Time;

2.4.4 when any number of days is prescribed in this Agreement, same shall be reckoned exclusively of the first and inclusively of the last day unless the last day falls on a day which is not a business day, in which case the last day shall be the next succeeding business day;

2.4.5 in the event that the day for payment of any amount due in terms of this Agreement should fall on a day which is not a business day, the relevant day for payment shall be the subsequent business day;

2.4.6 in the event that the day for performance of any obligation to be performed in terms of this Agreement should fall on a day which is not a business day, the relevant day for performance shall be the subsequent business day;

2.4.7 any reference in this Agreement to an enactment is to that enactment as at the Signature Date and as amended or re-enacted from time to time;

2.4.8 any reference in this Agreement to this Agreement or any other agreement or document shall be construed as a reference to this Agreement or, as the case may be, such other agreement or document, as the same may have been, or may from time to time be, amended, varied, novated or supplemented;

2.4.9 the use of the word "including" followed by a specific example shall not be construed as limiting the meaning of the general wording preceding it and the *eiusdem generis* rule shall not be applied in the interpretation of such general wording or such specific example;

2.4.10 the expiration or termination of this Agreement shall not affect such of the provisions of this Agreement as expressly provide that they will operate after any such expiration or termination or which of necessity must continue to have effect after such expiration or termination, notwithstanding that the clauses themselves do not expressly provide for this;

2.4.11 unless otherwise expressly so stated herein, no provision of this Agreement constitutes a stipulation for the benefit of any person who is not a party to this Agreement; and

2.4.12 a reference to a Party includes that Party's successors-in-title and permitted assigns.

2.5 The rule of construction that the contract shall be interpreted against the Party responsible for the drafting or preparation of this Agreement, shall not apply.

2.6 The Schedules form an integral part hereof and words and expressions defined in this Agreement shall bear, unless the context otherwise requires, the same meaning in such Schedules.

3. **RECORDAL**

3.1 As at the Signature Date:

3.1.1 Trans Hex Operations conducts the Trans Hex Business and, subject to any requisite regulatory consents in terms of the MPRDA relating to the transfer of the Trans Hex Rights, is entitled to dispose thereof;

3.1.2 Mvela Exploration and Pioneer are the holders of, respectively, the Mvela Rights and the Pioneer Rights, and subject to any requisite regulatory consents in terms of the MPRDA relating to the transfer of such Mineral Rights, are entitled to dispose thereof;

3.1.3 the Mineral Rights collectively constitute the mineral assets forming the sub-stratum of the prospecting, mining and related operations that collectively comprise the Middle Orange Operations conducted by the Trans Hex Group to be disposed of in terms of this Agreement.

3.2 In anticipation of the disposal of the entire Middle Orange Operations to Rockwell Resources RSA in terms of the Share Sale Transaction, the Parties wish to provide in this Agreement for the antecedent sale to the Purchaser of the Business Assets, with the intention of constituting:

3.2.1 the Purchaser as the owner of the Business Assets; and

3.2.2 Trans Hex Diamante as the registered and legal owner of the entire issued share capital of and claims against the Purchaser, such as will enable and entitle it to dispose of all of the shares in and shareholders' claims against the Purchaser in terms of the Share Sale Transaction.

3.3 The Parties wish to record in writing the terms and conditions of their agreement in respect of the foregoing matters, as set out in this Agreement.

4. CONDITIONS PRECEDENT

4.1 This entire Agreement (save for clauses 2, 3, this clause 4, clauses 5.1.5, 5.3, 13.1, 13.6, 20, 21.8 and clauses 27 to 34 (both inclusive), which shall be of immediate force and effect) is subject to the fulfilment (or deemed fulfilment, as the case may be) of the conditions precedent (**"Conditions"**), by no later than

the dates specified in respect of each of the Conditions below (or such later date as the Parties may in writing agree), that:

4.1.1 by no later than close of business on Monday, 5 March 2007, the Share Sale Transaction shall have been entered into between the parties thereto;

4.1.2 by no later than 10 (ten) business days after the Signature Date:

4.1.2.1 the Cession Agreement shall have been entered into between Trans Hex Diamante and the Sellers; and

4.1.2.2 to the extent required in terms of the Companies Act, No. 61 of 1973 (as amended, if then applicable, by the promulgation as an act of Parliament of the Corporate Laws Amendment Bill 2006), each of the Sellers shall have adopted a resolution in terms of section 228 of the Companies Act 1973 approving the transactions recorded in this Agreement;

4.1.3 by no later than 60 (sixty) business days after the date of signature of the Share Sale Transaction:

4.1.3.1 to the extent required, the Conversion of the Necessary Rights shall have occurred;

4.1.3.2 all requisite Ministerial Consents to the cession and transfer of all of the Necessary Rights to the Purchaser shall have been obtained; and

4.1.3.3 the Share Sale Transaction shall have become unconditional in accordance with its terms, save for any condition precedent thereto requiring this Agreement to have become unconditional.

4.2 The Conditions in clauses 4.1.1 and 4.1.3.3 are inserted for the benefit of Trans Hex Operations and Mvela Exploration only and may accordingly only be

waived by them, in writing, at any time prior to the dates respectively specified for their fulfilment, and if so waived shall be deemed to have been fulfilled.

4.3 The remaining Conditions are inserted for the benefit of all of the Parties and accordingly, to the extent that waiver is possible in law, may be waived by all of them, in writing; at any time prior to the date specified for their fulfilment in clause 4.1; and if so waived, shall be deemed to have been fulfilled for all purposes of and in connection with this Agreement.

4.4 Each Party undertakes to use its best endeavours, subject to its reasonable commercial discretion, to procure the fulfilment of all of the Conditions as soon as possible after the Signature Date. In the event that any of the Conditions shall not be fulfilled (or waived in writing, as the case may be, to the extent that waiver is possible in law) by not later than the dates respectively specified for their fulfilment in clause 4.1, this entire Agreement (save for clause 2, this clause 4.4 and clauses 27 to 34 inclusive, which shall continue to be and remain of full force and effect) shall lapse and cease to be of any force or effect, and none of the Parties shall have any rights or claims against the others of them for anything done hereunder or arising hereout.

5. <u>CONVERSION AND TRANSFER OF MINERAL RIGHTS</u>

5.1 Each of the Sellers warrants, covenants and undertakes in favour of the others of them and the Purchaser that:

5.1.1 as at the Signature Date, the description and status in terms of the MPRDA of each of the Mineral Rights of which it is the seller in terms of this Agreement is correctly recorded and set out in Schedule 6;

5.1.2 to the extent required to preclude the lapsing or termination of any new order prospecting right on or before the latest date specified for the fulfilment of any condition precedent in clause 4, it has lodged or will lodge an appropriate application with the Department of Minerals and Energy ("**DME**") for the extension or renewal of such prospecting right, and shall use all reasonable endeavours to ensure that such application is considered favourably and the prospecting right concerned is

extended or renewed, as the case may be, for the maximum term applicable in terms of the MPRDA;

5.1.3 to the extent required in order to preclude the lapsing of any used old order prospecting right and/or mining right encompassed by any Mineral Rights held by it as at 30 April 2006, by no later than 30 April 2006 it had prepared and lodged appropriate applications ("the **Applications**") in terms of the transitional arrangements provided for under Schedule II of the MPRDA for its Conversion into a (converted) prospecting or mining right, as the case may be, in terms of Table 1 or Table 2 of Schedule II of the MPRDA;

5.1.4 in preparing the Applications, it acted reasonably and prudently to comply with the requirements of the MPRDA, its schedules and/or all applicable regulations under that Act in respect of the Applications;

5.1.5 to the extent that, as at the Signature Date, any Seller shall not yet have applied for the Conversion of any Mineral Rights (and in particular, any Necessary Right), it shall forthwith after the Signature Date lodge applications in the proper form and in the proper manner with the appropriate authority for the Conversion of such Mineral Right, coupled with an application for Ministerial Consent to the cession and transfer to the Purchaser on and with effect from the Effective Date (subject to this Agreement becoming unconditional) of such Mineral Right;

5.1.6 it shall on first written request by Trans Hex Operations and/or the Purchaser expeditiously lodge (or procure the lodgement of), in a form reasonably acceptable to Trans Hex Operations and the Purchaser, any applications for Ministerial Consent to the cession and transfer to the Purchaser, on and with effect from the Effective Date, of all and any of its converted prospecting and/or mining rights and/or new order prospecting and/or mining rights that may be necessary to give effect to the Parties' intentions (subject however to this Agreement becoming unconditional) to sell and transfer to the Purchaser its Mineral Rights, as recorded and set out in Agreement; and

5.1.7 it shall use all reasonable commercial endeavours to procure that:

5.1.7.1 the Applications contemplated in clauses 5.1.3 and 5.1.5 shall be processed and shall be considered favourably;

5.1.7.2 the appropriate converted prospecting and/or mining rights in terms of the MPRDA shall be granted to it consequent on the conversion of any old order prospecting or mining rights contemplated herein;

5.1.7.3 the Ministerial Consents contemplated in clauses 5.1.5 and 5.1.6 shall be obtained; and

5.1.7.4 those Mineral Rights in respect of which Ministerial Consent is obtained are registered in the Minerals and Petroleum Titles Registration Office ("**MPTRO**") pursuant to section 11(4) of the MPRDA in an expeditious and timely manner.

5.2 Without limiting the generality of any of the foregoing provisions of this clause 5, the Parties reciprocally undertake in favour of each other to co-operate with and assist Trans Hex Operations in all reasonable or necessary ways to procure that all of the old order prospecting and/or mining rights comprised by the Mineral Rights (and in particular, but not limited to, the Necessary Rights) shall be converted in terms of the MPRDA to the appropriate prospecting and/or mining rights necessary to enable all of the Mineral Rights to be ceded and transferred to the Purchaser, with the requisite Ministerial Consent, with effect from the Effective Date, and to that end to make available its personnel and relevant corporate, technical and other information (subject always to the stipulations of clause 27) at all reasonable times for purposes of any consultations or discussions with the regulatory authorities which Trans Hex Operations may reasonably deem necessary or desirable. The Sellers furthermore reciprocally undertake in favour of each other and the Purchaser that, in the event that any Application referred to in clause 5.1.7.1 shall be rejected by the Minister and/or any requisite Ministerial Consent to the cession and transfer of any Necessary Right or other Mineral Right shall be refused, it shall immediately notify Trans Hex Operations and the Purchaser thereof and,

unless otherwise agreed with Trans Hex Operations, promptly take all such steps as Trans Hex Operations and/or the Purchaser may reasonably require in respect of the decision by the Minister to reject any Application and/or refuse the Ministerial Consent, including (but not limited to) instituting any legal proceedings which may, in the written opinion of senior counsel briefed by Trans Hex Operations (and/or the Purchaser), be appropriate in the circumstances to appeal against and/or review such decision of the Minister; provided that any Party so instituting legal proceedings at the request of Trans Hex Operations and/or the Purchaser shall be entitled to require Trans Hex Operations (and/or the Purchaser, as the case may be) to indemnify it against any reasonable legal costs it may incur arising from and/or in connection with such legal proceedings; further provided that in such event Trans Hex Operations and/or the Purchaser, as the case may be, shall be entitled to the full benefit of any legal costs award or similar costs recovery that may be made in favour of or realised by the Party concerned in connection with such legal proceedings.

5.3 Without derogating from the generality of any other provision of this Agreement and/or the Share Sale Transaction, the Parties furthermore record and agree that:

5.3.1 In the event that, for purposes of procuring Ministerial Consent to the indirect acquisition of the Mineral Rights (or any of them) by Rockwell Resources RSA, the DME shall require the shares in the entity holding any such Mineral Rights to be acquired and/or held directly by the black economic empowerment ("**BEE**") partner(s) of Rockwell Resources RSA (as opposed to being acquired and/or held indirectly by such BEE partner(s) through the vehicle of the Purchaser on the basis contemplated in this Agreement), or for such other reasons as may be proposed by Rockwell Resources RSA and are reasonably acceptable to the Parties, the Parties and Rockwell Resources RSA shall promptly meet (and insofar as applicable, consult with the DME) with a view to negotiating and agreeing in utmost good faith, and thereupon recording in writing, any amendments to this Agreement required in order to procure (on a basis acceptable to the DME for such purpose) the transfer and cession of the Mineral Rights concerned to either one of the dormant

special purpose vehicles, the shares in which (being the Additional Shares as defined in the Share Sale Agreement) are intended to be acquired by Rockwell Resources RSA in terms of the Share Sale Transaction, together with such consequential amendments to the Share Sale Transaction as may be necessary to give effect thereto; provided always that nothing in this clause 5.3 shall impose or be construed as imposing any obligation on any of the Parties to agree to any amendment to or modification of the terms of this Agreement and/or the Share Sale Transaction which, in its reasonable opinion, will or may in any material respect impact detrimentally on or prejudice its rights and/or interests (which may include an extension of the time for fulfilment of the Conditions beyond which such Party may be willing to accept) or will or may have the effect of imposing any more onerous obligations upon it than otherwise provided for in this Agreement and/or the Share Sale Transaction. The provisions of this clause 5.3 constitute a stipulation for the benefit of Rockwell Resources RSA which may be accepted and/or enforced by it at any time prior to the date specified in clause 4.1.3;

5.3.2 If the identity of any holder or grantee of any of the Mineral Rights listed in Schedule 6 or the further schedules to this Agreement shall have been incorrectly recorded or described in such schedules as at the Signature Date, or any property encompassed by any of the Mineral Rights shall have been inadvertently omitted from the description thereof, and same shall on or before the Closing Date have been clarified or corrected by the Party responsible therefor to the reasonable satisfaction of the other Parties and Rockwell Resources RSA, such error or omission shall not constitute a breach of any Warranty or representation in this Agreement; nor shall any of the Parties have any claim against any of the others of them to be indemnified in respect thereof (save for any costs reasonably incurred in procuring the correction or clarification of such error or omission, including insofar as applicable in any official records). The Parties undertake to co-operate with and assist each other in all reasonable and necessary ways to correct any such error or omission on a basis which will, to the fullest extent possible in all the circumstances, in their respective reasonable discretions, enable them to achieve their common intention of procuring that all of the Mineral Rights pertaining to

the Saxendrift Mining Operations, Niewejaarskraal Mining Operations and the Prospecting Projects shall be ceded and transferred to the Purchaser in a expeditious and timely manner in terms of this Agreement.

6. **PART ONE - SALE OF TRANS HEX BUSINESS**

6.1 Trans Hex Operations hereby sells to the Purchaser, which hereby purchases, the Trans Hex Business, on the basis that on the Closing Date:

6.1.1 risk in and benefit of the Trans Hex Business shall be deemed to have passed to the Purchaser with effect from the Effective Date; and

6.1.2 ownership of the Trans Hex Business shall be deemed to have passed to the Purchaser with effect from the Effective Date,

subject to the terms and conditions of this Agreement (other than the provisions of clauses 7 and 8).

6.2 The aggregate purchase price ("**the THO Purchase Price**") payable by the Purchaser to Trans Hex Operations in respect of the Trans Hex Business shall be the aggregate of the sum of R72 370 000,00 (seventy two million three hundred and seventy thousand rand) and the face value of the Sale Liabilities, inclusive of value-added tax at the rate of zero percent, subject to adjustment in terms of clause 6.4.

6.3 The THO Purchase Price shall be allocated as follows:

6.3.1 firstly to the Trans Hex Rights, in an amount equal to 30,91% (thirty comma nine one percent) of the THO Purchase Price;

6.3.2 thereafter to the remainder of the Trans Hex Business, in an amount equal to 69,09% (sixty nine comma zero nine percent) of the THO Purchase Price, and which shall be attributable as to –

6.3.2.1 the Mining Plant & Equipment, an amount equal in aggregate to the written-down transfer values thereof in terms of the Restructure recorded in the books and records of Trans Hex Operations as at the Effective Date, subject to a maximum amount equal to the aggregate Independent Value specified in Schedule 9 in respect of the Mining Plant & Equipment;

6.3.2.2 the remaining Fixed Assets, an amount equal in aggregate to the written down transfer values thereof in terms of the Restructure recorded in the books and records of Trans Hex Operations as at the Effective Date, subject to a maximum amount equal to the aggregate Independent Value specified in Schedule 9 in respect of all of the Fixed Assets after deducting therefrom the aggregate amount attributable to the Mining Plant & Equipment in terms of 6.3.2.1;

6.3.2.3 the Intellectual Property, a maximum amount equal in aggregate to the Independent Values specified in Schedule 9 in respect of the Intellectual Property;

6.3.2.4 the other Current Assets and Sale Assets, so much of the balance of the THO Purchase Price as shall in aggregate be equal to the lower of the face values and the written-down values thereof in the books and records of Trans Hex Operations as at the Effective Date; and

6.3.2.5 the balance of the THO Purchase Price, if any, to goodwill.

6.4 The THO Purchase Price shall be adjusted on the following basis:

6.4.1 if in terms of the verification exercise in respect of the Material Assets provided for in clause 12 (as read with clauses 11.1.3 and 12.2) of the Share Sale Transaction, the total purchase price ("**Share Consideration**") payable by Rockwell Resources RSA to Trans Hex Diamante shall fall to be reduced, the THO Purchase Price shall be reduced by an equivalent amount; and

6.4.2 in the event and to the extent that the Share Consideration payable by Rockwell Resources RSA to Trans Hex Diamante in terms of the provisions of the Share Sale Transaction shall be increased (or reduced, as the case may be) for any reason other than either (a) as a result of any adjustment made thereto on the basis provided for in clause 6.4.1 of this Agreement, or (b) as a result of any adjustment to the purchase price payable to any Asset Seller pursuant to the provisions of clauses 7.3 and/or 8.3 of this Agreement, as the case may be, then in such case the THO Purchase Price shall be increased (or reduced, as the case may be) by an amount equal to such increase (or reduction, as the case may be) in the Share Consideration; and

6.4.3 if on or before the Closing Date, Ministerial Consent to the cession and transfer to the Purchaser of any of the Trans Hex Rights, not being a Necessary Right, (**"the Non-Essential Right"**), shall have been finally refused:

6.4.3.1 such Non-Essential Right (together with all and any Fixed Assets, movable or immovable, of whatever nature erected on or attached to the surface of the property to which such Non-Essential Right pertains and the mobile Mining Plant & Equipment ordinarily associated with the mining and/or prospecting operations conducted in, on or under the property encompassed by such Non-Essential Right, it being recorded that, for the purposes of this clause 6.4.3.1, the Parties have determined that the association and allocation of Material Assets to each of the Saxendrift Mining Operations and the Niewejaarskraal Mining Operations shall be as set out in Schedule 2B) (**"Excluded Fixed Assets"**) shall *ipso facto* be deemed to be excluded as at the Effective Date from the sale of the Trans Hex Business to the Purchaser in terms of this Agreement; and

6.4.3.2 the THO Purchase Price shall be reduced by the aggregate amount of the Agreed Values specified in column 3 of Schedule 9A attributed to the particular Trans Hex Right and those Material

Assets comprising the Excluded Fixed Assets pertaining thereto so excluded from the sale of the Trans Hex Business; and

and in such case, the proportionate allocation of the total THO Purchase Price between the Trans Hex Rights and the other Sale Assets forming part of the Trans Hex Business as specified in clauses 6.3.1 and 6.3.2 shall be deemed to have been correspondingly adjusted insofar as necessary to take account of such reduction in the THO Purchase Price.

6.5 In the event that prior to the Closing Date, and notwithstanding the provisions of clause 6.4, it shall in the reasonable opinion of either Trans Hex Operations or the Purchaser be necessary to re-determine the values and/or allocation of the THO Purchase Price attributable to any of the Sale Assets, such determination of the values and allocation of the THO Purchase Price among the Sale Assets shall be determined by the Auditors on a basis materially consistent with the intentions of the Purchaser and Trans Hex Operations recorded therein. The Auditors shall be entitled at the cost of Trans Hex Operations to consult reasonably with Venmyn for such purpose, and in making their determination shall act as experts and not arbitrators and their decision shall be final and binding on the Purchaser and Trans Hex Operations, save in the case of manifest error. In the event that either the Purchaser or Trans Hex Operations shall allege a manifest error by the Auditors, such allegation, if disputed, shall be resolved in terms of clause 29. The costs of the Auditors in making their determination shall be borne by the Purchaser and Trans Hex Operations in equal shares.

7. PART TWO – SALE OF MVELA RIGHTS

7.1 Simultaneously with the sale of the Trans Hex Business to the Purchaser in terms of clause 6, Mvela Exploration hereby sells to the Purchaser, which hereby purchases, as one indivisible transaction, the Mvela Rights, with effect from the Effective Date, subject to the terms and conditions of this Agreement other than the provisions of clauses 6 and 8.

7.2 The aggregate purchase price (**"the Mvela Purchase Price"**) payable by the Purchaser to Mvela Exploration in respect of all of the Mvela Rights shall be

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the sum of R7 320 000,00 (seven million three hundred and twenty thousand rand), exclusive of value-added tax thereon, subject to adjustment in terms of clause 7.3.

7.3 If on or before the Closing Date, Ministerial Consent to the cession and transfer of any Mvela Right, not being a Necessary Right, ("**the Non-Essential Right**") shall have been finally refused; such Non-Essential Right shall *ipso facto* be deemed to be excluded as at the Effective Date from the sale of the Mvela Rights to the Purchaser in terms of this Agreement, and the Mvela Purchase Price shall be reduced by the Agreed Value specified in column 3 of Schedule 9A attributed to the particular Mvela Right so excluded from the sale of the Mvela Rights in terms of this clause 7.3.

8. **PART THREE – SALE OF PIONEER RIGHTS**

8.1 Simultaneously with the sale of the Trans Hex Business to the Purchaser in terms of clause 6, Pioneer hereby sells to the Purchaser, which hereby purchases, as one indivisible transaction, the Pioneer Rights, with effect from the Effective Date, subject to the terms and conditions of this Agreement other than the provisions of clauses 6 and 7.

8.2 The aggregate purchase price ("**the Pioneer Purchase Price**") payable by the Purchaser to Pioneer in respect of all of the Pioneer Rights shall be the sum of R20 720 000,00 (twenty million seven hundred and twenty thousand rand), exclusive of value-added tax thereon, subject to adjustment in terms of clause 8.3;

8.3 If on or before the Closing Date, Ministerial Consent to the cession and transfer of any Pioneer Right, not being a Necessary Right, ("**the Non-Essential Right**") shall have been finally refused; such Non-Essential Right shall *ipso facto* be deemed to be excluded as at the Effective Date from the sale of the Pioneer Rights to the Purchaser in terms of this Agreement, and the Pioneer Purchase Price shall forthwith be reduced by the Agreed Value specified in column 3 of Schedule 9A attributed to the particular Pioneer Right so excluded from the sale of the Pioneer Rights in terms of this clause 8.3.

9. **PAYMENT OF PURCHASE PRICE**

9.1 On the Closing Date, the Purchaser shall discharge its obligation to pay the Purchase Consideration payable to each Seller as follows:

9.1.1 as to the THO Purchase Price payable to Trans Hex Operations

9.1.1.1 by way of the allotment and issue to Trans Hex Diamante (as the cessionary of Trans Hex Operations), of 100 (one hundred) ordinary shares (**"Consideration Shares"**) of R1,00 (one rand) each, credited as fully paid-up, in the share capital of the Purchaser, issued at the aggregate nominal value of the Consideration Shares; and

9.1.1.2 the balance thereof shall be owed by the Purchaser to Trans Hex Diamante (as the cessionary of Trans Hex Operations) on loan account, credited with effect from the Effective Date to an interest-free loan account (**"the THO Loan Claim"**) opened in the name of Trans Hex Operations in the books and records of the Purchaser;

9.1.2 as to the Mvela Purchase Price payable to Mvela Exploration, the full amount shall be owed on loan account by the Purchaser to Trans Hex Diamante (as the cessionary of Mvela Exploration), credited with effect from the Effective Date to an interest-free loan account (**"the Mvela Loan Claim"**) opened in the name of Mvela Exploration in the books and records of the Purchaser; and

9.1.3 as to the Pioneer Purchase Price payable to Pioneer, the full amount shall be owed on loan account by the Purchaser to Trans Hex Diamante (as the cessionary of Pioneer), credited with effect from the Effective Date to an interest-free loan account (**"the Pioneer Loan Claim"**) opened in the name of Pioneer in the books and records of the Purchaser.

9.2 On the Closing Date, the Purchaser shall be deemed, with effect from the Effective Date, to have assumed the Sale Liabilities in respect of the Trans Hex

Business and shall discharge the Sale Liabilities as and when these fall due for payment.

10. **ONGOING OBLIGATIONS**

Without derogating from the generality of the provisions of clause 6, 7 and 8 in respect of any Non-Essential Right contemplated therein, the Parties acknowledge and confirm their intention that all of the Trans Hex Rights, the Mvela Rights and the Pioneer Rights and not only the Necessary Rights shall, insofar as legally possible, be ceded and transferred to the Purchaser. In the event that this Agreement becomes unconditional in accordance with its terms but any of the Non-Essential Rights shall not have been acquired by the Purchaser pursuant to the provisions of clauses 6.4.3, 7.3 and/or 8.3 hereof, the Parties nevertheless agree (and hereby reciprocally undertake) to co-operate with and assist each other in exploring, in the utmost good faith, all reasonable alternative means of enabling the Purchaser to acquire such Non-Essential Rights (which may include, but is not limited to, possible abandonment by the existing holder of the Non-Essential Right concerned coupled with a simultaneous application by the Purchaser under section 16 of the MPRDA for the grant to it of such Non-Essential Right), on a basis which is materially consistent with the commercial and other terms of this Agreement; provided that nothing herein contained shall be construed as obliging any of the Parties to pursue such efforts after the 2nd anniversary of the Closing Date and/or or to do anything, take any steps or institute any action which, in its reasonable opinion, will or may be materially detrimental or prejudicial to its rights or interests.

11. **EFFECTIVE DATE BALANCE SHEET**

11.1 Trans Hex Operations shall procure that, by no later than 40 (forty) days after the Effective Date, the Effective Date Balance Sheet shall be audited by the Auditors, and thereupon delivered to the Purchaser, it being recorded (for the avoidance of doubt) that the Effective Date Balance Sheet shall be prepared on the basis as if the Restructure shall have been completed and all of the Business Assets contemplated in this Agreement shall have been acquired by the Purchaser. Trans Hex Operations shall simultaneously deliver to the Purchaser the Fixed Asset Register.

11.2 In the event that, as at the due date for delivery of the Effective Date Balance Sheet as set out above, the Auditors shall have prepared the audited financial statements ("**Audited Accounts**") contemplated in clause 8.1 of the Share Sale Transaction, the Seller shall, *in lieu* of the Effective Date Balance Sheet, deliver the Audited Accounts to the Purchaser; and in such case, a reference to the Effective Date Balance Sheet in this Agreement shall be deemed to be a reference to the audited balance sheet in respect of the Purchaser comprised within the Audited Accounts.

11.3 With effect from the Effective Date and until, and as at the Closing Date (prorated insofar as applicable for the period ending on the Closing Date), Trans Hex Operations shall procure that detailed consolidated monthly management accounts in respect of the Middle Orange Operations, comprising a detailed balance sheet, income statement and profit and loss statement, shall be prepared for and on behalf of the Purchaser, by no later than 21 (twenty-one) days after the end of the month to which they relate, on the same basis as the Effective Date Balance Sheet and otherwise in accordance with the same accounting principles and policies which are applied by Trans Hex Operations in the preparation of its monthly management accounts as at the Signature Date, and which monthly management accounts shall fairly reflect the financial position and trading results of the Purchaser for the periods to which they relate.

12. CLOSING AND DELIVERY

12.1 The Parties record that, as at the Signature Date, the Effective Date, the Closing Date and at all material times between those dates, Trans Hex Operations has been and will continue to be in physical possession and/or control of the Business Assets. Subject to compliance by the Asset Sellers with their respective obligations in terms of clauses 12.2 and 12.3, on the Closing Date Trans Hex Operations will be deemed, with effect from the Effective Date, to have received delivery of and to hold the Business Assets for and on behalf of the Purchaser.

12.2 On the Closing Date:

12.2.1 the Asset Sellers shall deliver to the Purchaser the originals of all documents of title in respect of, respectively, the Mvela Rights and the Pioneer Rights, together with such documents, prepared by Trans Hex Operations and/or the Purchaser and duly signed by the Asset Seller concerned, as may reasonably be required to transfer ownership of the relevant Mineral Rights to the Purchaser; and

12.2.2 Trans Hex Operations shall deliver to the Purchaser the Trans Hex Business at such place or places where the Trans Hex Business shall be situated by placing the Purchaser in control thereof, and such documents, duly signed by Trans Hex Operations, as may reasonably be required by the Purchaser (or Rockwell Resources RSA, as the case may be) to transfer ownership of the Fixed Assets and the Trans Hex Rights (or any of them) to the Purchaser, together with the Intellectual Property and all other documents of title, contracts, agreements, records, books, licences, registers and the like relating to the Trans Hex Business, written-up to date.

12.3 Against compliance by each Seller with its obligations in terms of 12.2 and the remaining provisions of this Agreement, the Purchaser will on the Closing Date:

12.3.1 deliver to Trans Hex Diamante share certificates issued in its name in respect of the Consideration Shares referred to in clause 9.1.1.1, together with written confirmation that the THO Loan Claim has been duly recorded in the Purchaser's books and records; and

12.3.2 deliver to Trans Hex Diamante, as the cessionary of Trans Hex Operations, Mvela Exploration and Pioneer, respectively, in terms of the Cession Agreement, written confirmations that the THO Loan Claim, the Mvela Loan Claim and the Pioneer Loan Claim have been duly recorded in its, the Purchaser's, books and records.

12.4 Without derogating from the generality of any other provision of this clause 12, each Seller hereby acknowledges that compliance by the Purchaser with its respective obligations to such Seller in terms of clause 12.3 shall constitute a complete and valid discharge by the Purchaser of its obligation to pay to such

Seller the Purchase Consideration payable to it in respect of the Business Assets of which it is the Seller.

12.5 This Agreement constitutes the necessary cession and delegation by Trans Hex Operations of the Sale Assets in respect of the Trans Hex Business and, on or as soon as possible after the Closing Date, Trans Hex Operations shall deliver to the Purchaser such additional documents, duly prepared and completed by the Purchaser at its own cost, as may be necessary and/or reasonably required by the Purchaser to cede and delegate to the Purchaser all of Trans Hex Operations' rights and obligations in terms of the Contracts and to vest ownership in and to any Sale Assets in the Purchaser with effect from the Effective Date.

12.6 Trans Hex Operations shall assist the Purchaser in all reasonable or necessary ways to procure the lodgement for registration of the Mineral Rights in the name of the Purchaser in the MPTRO as soon as practicably possible after the Closing Date.

12.7 Subject to clause 17.7, Trans Hex Group and Trans Hex Diamante, jointly and severally, hereby bind themselves in favour of the Purchaser:

12.7.1 as sureties for and co-principal debtors together with Pioneer for the due, proper and punctual performance by Pioneer of its obligations to the Purchaser arising under and in terms of this Agreement, and

12.7.2 as limited sureties for and co-principal debtors together with Mvela Exploration for the due, proper and punctual performance by Mvela Exploration of its obligations to the Purchaser arising under and in terms of this Agreement, it being recorded that the aggregate liability of Trans Hex and Trans Hex Diamante (the one paying the other to be absolved) to the Purchaser in respect of and/or relating to Mvela Exploration shall be limited to a maximum of 50% (fifty percent) of all and any liability which Mvela Exploration may have to the Purchaser arising hereunder,

hereby waiving the benefits of excussion, division and no value received, with the meaning and effect whereof they each acknowledge themselves to be fully acquainted.

13. **CONTRACTUAL OBLIGATIONS OF TRANS HEX OPERATIONS AND THE PURCHASER IN RESPECT OF THE TRANS HEX BUSINESS**

13.1 Trans Hex Operations undertakes in favour of the Purchaser to procure the termination by no later than the Effective Date of those Contracts (including insofar as applicable the Material Contracts listed in Schedule 3) which are not essential, in its reasonable opinion, for purposes of ensuring the ongoing maintenance and limited operational conduct of the Middle Orange Operations on the basis contemplated in clause 20.3 and, by written agreement with its counterparties, to limit commensurately the scope of the services rendered to it under any Contracts which are so essential for the ongoing maintenance and limited operational conduct of the Middle Orange Operations contemplated in clause 20.3, and hereby indemnifies the Purchaser against and holds it harmless from any claims, liability, damage, loss, penalty, expense and cost (including legal costs on an attorney and own client scale) which the Purchaser may sustain as a result of or attributable to such termination or limitation (or failure to terminate or procure any counterparties' agreement to such limitation) of the Contracts.

13.2 Trans Hex Operations shall after the Closing Date co-operate with and assist the Purchaser for a period not exceeding 6 (six) months from the Closing Date in procuring that, insofar as may be necessary and without undue disruption to the Trans Hex Business and/or the Middle Orange Operations, all Contracts, including without limitation all standard form operational agreements and arrangements with service providers relating to and/or in connection with the Trans Hex Business in respect of telephone and telefax services, plant, equipment and machinery maintenance services, computer-based data and systems maintenance, subscriptions to professional societies, information services, trade journals and the like, are ceded and/or delegated to the Purchaser as soon as reasonably possible after the Closing Date.

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13.3 To the extent necessary, Trans Hex Operations and the Purchaser undertake together to approach as soon as reasonably practicable after the Closing Date the other party or parties to any of the Contracts (including insofar as applicable the Material Contracts), with a view to procuring the consent of such other party or parties to the cession and delegation by Trans Hex Operations to the Purchaser, with effect from the Effective Date, of all Trans Hex Operations' rights and obligations in terms of any such Contracts.

13.4 To the extent that any contracting party to any of the Contracts ceded and delegated to the Purchaser hereunder does not agree to the delegation by Trans Hex Operations to the Purchaser of its obligations under such Contract, the Purchaser and Trans Hex Operations shall co-operate in such ways as may be necessary and/or incidental or otherwise in carrying into effect the intent and import of such cession and delegation, such that as between Trans Hex Operations and the Purchaser, from the Closing Date the Purchaser shall be placed in the position as if it had been entitled to and responsible for all benefits, risks and liabilities emanating from any such contract with effect from the Effective Date.

13.5 As between Trans Hex Operations and the Purchaser, from the Effective Date, the Purchaser shall be entitled to and be responsible for the rights, obligations and liabilities of Trans Hex Operations arising under or by virtue of the Contracts, to which end Trans Hex Operations shall procure that the Purchaser shall, from the Closing Date, be placed in the position as if it had been entitled to and responsible for, and had discharged, all such rights, obligations and liabilities with effect from the Effective Date. With effect from the Closing Date, the Purchaser undertakes to discharge all further such obligations and liabilities as and when they fall due for performance or payment, and hereby indemnifies Trans Hex Operations accordingly.

13.6 Between the Signature Date and the Closing Date (subject to clause 13.1), Trans Hex Operations will not, without the Purchaser's prior written consent (which consent shall not be unreasonably withheld):

13.6.1 agree to the variation or cancellation of any of the Contracts, save in the ordinary course of business; or

13.6.2 do anything or refrain from doing anything save in the ordinary course of business,

which is reasonably likely to have a materially adverse effect on the Trans Hex Business.

13.7 Trans Hex Operations hereby indemnifies the Purchaser against and holds it harmless from all liability, damage, loss, penalty, expense and cost (including legal costs on an attorney and own client scale) of any nature whatsoever which the Purchaser may sustain arising from or attributable to any demand, claim, action or any other legal proceedings made or instituted against the Purchaser:

13.7.1 by any member of the Higgs Group, whether in relation to or arising from the Association Agreement or in relation to the transfer by the Purchaser of the Brakfontein Pan Plant contemplated in clause 15; and

13.7.2 by any counter-party to the Excluded Contracts arising from or in relation to any matters associated with the Excluded Contracts,

save in the event and to the extent that any such demand, claim, action and/or legal proceedings against the Purchaser by any member of the Higgs Group and/or any counter-party to the Excluded Contracts shall be attributable to any wilful misconduct, negligence and/or default by Rockwell Resources RSA (and/or the Purchaser on or after the Closing Date) of any of its or their respective obligations arising under and in terms of this Agreement and/or the Share Sale Transaction.

14. LEASE AGREEMENTS

With effect from the Effective Date, Trans Hex Operations as lessor hereby leases to the Purchaser as lessee the Excluded Properties, on the material terms and conditions set out in Schedule 12. Without derogating from the generality of the foregoing, the Parties record that it is intended that, as soon as practicably possible after the Closing Date, Trans Hex Operations and the Purchaser shall enter into formal written agreements of lease in respect of each of the Excluded Properties on

substantially the terms and conditions set out in Schedule 12, and which formal agreements shall include insofar as the Parties deem necessary such additional provisions regulating their respective rights and obligations thereunder as are usual and normal for transactions of that nature.

15. **RELOCATION OF BRAKFONTEIN PAN PLANT**

Trans Hex Operations and the Purchaser hereby record and agree that:

15.1 as at the Signature Date, Trans Hex Operations has notified the Higgs Group of its intention to terminate the Association Agreement;

15.2 Trans Hex Operations will be solely liable to comply with its obligations (including any Rehabilitation Obligations) in respect of the Brakfontein Property arising under or in terms of the Association Agreement, and hereby indemnifies the Purchaser against any claim, liability, cost or expense which the Purchaser may suffer or incur as a result of any breach by Trans Hex Operations of its obligations in respect of the Brakfontein Property under or in terms of the Association Agreement and the lease agreement between Trans Hex Operations and the Brakfontein Trust dated 25 June 2004;

15.3 If, pursuant to the termination of the Association Agreement, either Trans Hex Operations or the Purchaser shall notify the other of them in writing that the Brakfontein Pan Plant is required to be removed for any reason from the Brakfontein Property, and unless otherwise agreed between the Purchaser and the relevant member(s) of the Higgs Group (or any other landowner of the Brakfontein Property) and so notified in writing to Trans Hex Operations, the Purchaser shall, by no later than 90 (ninety) days after receipt of such notification from or delivery of such notification to Trans Hex Operations (or such longer period as may be applicable and notified in writing by Trans Hex Operations to the Purchaser), at its own cost procure that the Brakfontein Pan Plant is dismantled and removed (together with any dumps and/or tailings which the Purchaser and Rockwell Resources RSA may reasonably consider to be economically viable to exploit further) from the Brakfontein Property;

15.4 the Purchaser shall be responsible at its own cost for ensuring that, upon removal of the Brakfontein Pan Plant (and any such economically viable dumps and/or tailings referred to in clause 15.3), the site and surrounding areas on which such plant, dumps and/or tailings was located shall be left in a neat, clean and orderly manner, free of any debris and waste materials directly pertaining thereto and/or to the removal thereof, and subject to clause 15.5, hereby indemnifies and holds harmless Trans Hex Operations against any claim, liability, cost or expense which Trans Hex Operations may suffer or incur as a result of any failure by the Purchaser to comply with its obligations relating to the removal of the Brakfontein Pan Plant in terms of this clause 15; and

15.5 Trans Hex Operations shall procure that the Purchaser (and its employees, authorised representatives and/or agents) shall be provided with such rights of access to and egress from the Brakfontein Property as may be reasonably necessary to enable the Purchaser to comply with its obligations in terms of this clause 15.

16. <u>WARRANTIES BY THE SELLERS</u>

16.1 Each Seller gives to the Purchaser the Warranties on the basis specified in Schedule 1, in respect of only the Business Assets of which it is the Seller in terms hereof (and then to the extent only that such Warranty shall be or may reasonably be construed as being applicable to such Business Assets), it being agreed that:

16.1.1 each Warranty shall *prima facie* be deemed to be a representation of fact inducing the Purchaser to enter into this Agreement;

16.1.2 each Warranty shall be presumed to be material unless the contrary is proved;

16.1.3 insofar as any of the Warranties is promissory or relates to a future event, it shall be deemed to have been given as at the due date for fulfilment of the promise or for the happening of the event, as the case may be;

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16.1.4 each Warranty shall be a separate warranty and in no way limited or restricted by reference to or inference from the terms of any other Warranty; and

16.1.5 each Warranty shall remain of full force and effect in accordance with its terms notwithstanding the execution of this Agreement and/or implementation of the transactions contemplated herein.

16.2 The Purchaser is entering into this Agreement in reliance upon the Warranties.

16.3 Unless otherwise stated in Schedule 1, elsewhere in this Agreement or otherwise required by the context, the Warranties shall apply as at the Signature Date, the Effective Date and the Closing Date and during the period between those dates.

16.4 After the Closing Date the sole remedy of the Purchaser and/or any Seller against the other or others of them for breach of any term, representation, undertaking, Warranty or indemnity contained in this Agreement shall be either to claim specific performance and/or damages only.

16.5 Notwithstanding any other provision of this Agreement, any representation, undertaking, Warranty or indemnity herein contained, to the extent remediable if breached, shall not, if breached, entitle the Purchaser to commence an action for damages unless both the Seller concerned and Trans Hex Operations are given 20 (twenty) business days prior written notice by the Purchaser of such breach and such breach is not remedied within such notice period.

17. <u>INDEMNITIES BY THE SELLERS</u>

17.1 Without prejudice to any rights of the Purchaser or any of the Sellers arising from any other provision of this Agreement, Trans Hex Operations, in relation to the Trans Hex Business to the extent that such liability is not recorded and/or fully provided for in the Effective Date Balance Sheet, hereby indemnifies the Purchaser against and holds it harmless from all claims, liability, damage, loss, penalty, expense and cost (including legal costs on an

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attorney and own client scale) of any nature whatsoever which the Purchaser may sustain as a result of or attributable to -

17.1.1 a failure of any of the Warranties relating to the Trans Hex Business contained in this Agreement to be true and correct;

17.1.2 any breach of or non-compliance by Trans Hex Operations with any of its obligations contained in this Agreement;

17.1.3 any liability (other than any liability arising from, relating to or in connection with the Rehabilitation Obligations) of the Trans Hex Business, whether actual or contingent, of whatever nature or kind and however arising, not reflected or fully provided for (whether specifically or generally) in the Effective Date Balance Sheet;

17.1.4 any liability of Trans Hex Operations arising from the events listed in item 7 of the First Disclosure Letter annexed as Schedule 6 to the Share Sale Agreement; and/or

17.1.5 any liability of the Trans Hex Business incurred between the Effective Date and the Closing Date otherwise than in the ordinary course of business.

17.2 Each Asset Seller hereby, on the basis *mutatis mutandis* set out in clause 17.1, indemnifies the Purchaser against and holds it harmless from all established claims, liability, damage, loss, penalty, expense and cost (including legal costs on an attorney and own client scale) which the Purchaser may sustain as a result of or attributable to -

17.2.1 a failure of any of the Warranties contained in this Agreement relating to the Business Assets of which such Asset Seller is the Seller to be true and correct;

17.2.2 any breach of or non-compliance by such Asset Seller with any of its obligations contained in this Agreement.

17.3 The Purchaser will notify the Seller concerned (under copy to Trans Hex Operations, if applicable) of any claim which may be made in respect of any of the matters referred to in clause 17.1 or clause 17.2 without delay after the Purchaser becomes aware thereof. The Seller concerned will be entitled to contest the relevant claim in its own name and will be entitled, in consultation with Trans Hex Operations, to control the proceedings in regard thereto. The Purchaser will -

17.3.1 in relation to any claim made against the Purchaser by any third party who is not a Party to this Agreement, render reasonable assistance to the Seller concerned (at the expense of such Seller) in regard to the steps taken by the Seller; and

17.3.2 make all relevant books and records relating to the Middle Orange Operations and/or the Business Assets concerned available to the Seller.

17.4 In the event of the Purchaser suffering or paying any established loss, damage, liability, cost, charge, expense, payment or penalty to which the Warranties relate, Trans Hex Operations, on its own account or for and on behalf of the Seller concerned, as the case may be, will forthwith upon such amount being finally determined on demand pay to the Purchaser an amount equal to such loss, damage, liability, cost, charge, expense, payment or penalty. Any amount (the "**Claim Amount**") payable by Trans Hex Operations pursuant to the provisions of this clause shall bear interest at the Prime Rate from the Effective Date to date of payment, which interest shall be payable to the Purchaser simultaneously with the Claim Amount. Without derogating from the generality hereof, Trans Hex Operations shall be entitled upon payment of the Claim Amount forthwith to recover from the Seller concerned the full amount so paid to the Purchaser, inclusive of interest at the Prime Rate thereon, and each Asset Seller hereby undertakes to reimburse such Claim Amount, together with accrued interest thereon, to Trans Hex Operations on first demand.

17.5 Any claim by the Purchaser in respect of any Warranties or Indemnities shall be reduced by the aggregate of –

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17.5.1 an amount equal to any tax benefit received by it as a result thereof, based on the nominal tax rate at the time; and

17.5.2 any amount recovered by it from any third party in respect thereof.

17.6 Notwithstanding anything to the contrary herein contained, the Warranties, undertakings, representations and indemnities contained in this Agreement shall remain binding on the Sellers until the second anniversary of the Closing Date (**"the Final Warranty Date"**) in respect of any established claim, from which Final Warranty Date any claim arising from and/or in connection with such Warranties, undertakings, representations and indemnities shall be wholly barred and unenforceable; provided that if the Purchaser shall on or prior to the Final Warranty Date have given written notice in respect of such claim to the Seller concerned pursuant to the provisions of this Agreement, the applicable Warranties, undertakings, representations and indemnities given in respect of such notified claim shall survive as long as may be necessary to permit the final resolution of the matter.

17.7 The aggregate of all claims based on the Warranties, undertakings, representations and indemnities contained in this Agreement will further be limited so that the aggregate maximum amount that each Seller will become liable to pay to the Purchaser pursuant thereto (excluding legal costs and interest accrued) shall not exceed 80% (eighty percent) of the Purchase Consideration paid to such Seller by the Purchaser (in the manner set out in clause 9), and the aggregate maximum amount that all of the Sellers collectively will become liable to pay to the Purchaser pursuant thereto (but similarly excluding legal costs and any interest accrued) shall not exceed 80% (eighty percent) of the total Purchase Consideration.

18. <u>GENERAL WARRANTIES</u>

Each of the Parties hereby warrants to and in favour of the others that –

18.1 it has the legal capacity and has taken all necessary corporate action required to empower and authorise it to enter into this Agreement; and

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18.2 this Agreement constitutes an agreement valid and binding on it and enforceable against it in accordance with its terms.

19. **RELEASE OF SECURITIES**

19.1 The Purchaser shall, as soon as possible after the Closing Date, use commercially reasonable endeavours to procure the release with effect from the Effective Date of Trans Hex Operations (and every other Seller, to the extent applicable) from the Guarantees.

19.2 To the extent necessary to procure the release of any such Guarantees, the Purchaser shall:

19.2.1 substitute its own suretyships and/or guarantees in place of the existing Guarantees, or procure such substitution by Rockwell Resources RSA and/or its holding company pursuant to the Share Sale Transaction and/or any third party other than Trans Hex Operations (or the Seller concerned, as the case may be); or

19.2.2 enter into such other security arrangements with the creditors concerned as shall be reasonably necessary to procure the unconditional release and discharge of each Seller from all and any liability to such creditors howsoever arising on or after the Effective Date in terms of the Guarantees,

provided that the Purchaser shall not, in procuring the release, be required to discharge or fulfil or procure the discharge or fulfilment of any debt or obligation to which any such Guarantee may relate; and further provided that, insofar as any Mineral Right shall not have been acquired by the Purchaser under or in terms of this Agreement, the Purchaser shall have no obligation to procure the release of any Seller from any Guarantee applicable to such Mineral Right.

19.3 Pending the release of the Sellers from any Guarantees as set out in this clause 19, the Purchaser hereby indemnifies and holds harmless each Seller against any claim which may be made against it in terms of the Guarantees, the cause of action in respect of which arose on or after the Effective Date

and/or which arises from and/or in connection with any Rehabilitation Obligations secured in terms thereof.

20. INTERIM PERIOD ARRANGEMENTS

20.1 From the Signature Date and until the Closing Date ("**the Interim Period**"), and save as expressly contemplated in clause 20.3 (read with clause 21) Trans Hex Operations will (insofar as it is legally able to) continue to carry on the Trans Hex Business in substantially the usual and ordinary course, and will not enter into any contract or commitment or do anything which, in any such case, is out of the ordinary or usual course of the Trans Hex Business, without obtaining the prior written consent of the Purchaser, which consent may not be unreasonably withheld or delayed. In particular, but without limiting the generality of the foregoing, each of the Sellers warrants that, from the Signature Date until the Closing Date (and save as contemplated in clause 20.3, read with the provisions of clause 21), it shall not in relation to any of the Business Assets sold by it in terms of this Agreement (but then only to the extent applicable to it in relation to and/or connection with such Business Assets) -

20.1.1 alter the existing nature or scope of the Trans Hex Business or any Business Asset;

20.1.2 manage the Trans Hex Business or such Business Assets otherwise than in accordance with the business and trading policies and practices of the Seller concerned as at the Signature Date, except as may be necessary to implement the Restructure and/or to comply with the provisions of this Agreement and/or any statutory changes;

20.1.3 enter into any transaction other than transactions which are in the usual and ordinary course of business, are on arms' length terms and for full and proper consideration;

20.1.4 acquire or enter into any agreement to acquire (whether by one transaction or by a series of transactions) the whole or a substantial or material part of the business, undertaking or assets of any other persons;

20.1.5 save for purposes of giving effect to the Share Sale Transaction in accordance with the terms of that transaction, dispose of or enter into any agreement to dispose of (whether by one transaction or by a series of transactions) any part of the Trans Hex Business or any Business Asset;

20.1.6 incur or agree to incur any capital expenditure in relation to the Trans Hex Business or any Business Asset save and except with the express prior written consent of the Purchaser;

20.1.7 save as expressly contemplated in the Share Sale Transaction, take or increase or agree to take or increase any loans, borrowings or other forms of funding or financial facilities or assistance, or enter into or agree to enter into any foreign exchange transactions (which are not in the ordinary course of the Trans Hex Business), guarantees or other similar agreements;

20.1.8 grant or agree to grant any loans or other financial facilites or assistance to or any guarantees or indemnities for the benefit of any person or create any mortgage, charge or other encumbrance over the whole or any part of the Trans Hex Business or any Business Asset, or any other of its undertaking or assets to the extent that same may impair, encumber or hypothecate any of such Business Assets;

20.1.9 enter into or agree to enter into any joint venture, partnership or agreement or other venture for the sharing of profits or assets;

20.1.10 enter into or agree to enter into any death, retirement, profit-sharing, bonus, share option, share incentive or other scheme for the benefit of any of its employees or make any valuation (including, without limitation, any increase in the rates of contribution) to any such existing scheme or effect any key-man insurance;

20.1.11 commence, compromise or discontinue any legal, administrative, regulatory or arbitration proceedings (other than routine debt collection);

20.1.12 repay or prepay any loans of whatever nature and amount, any borrowings or any other financial facility or assistance (excluding accounts payable and amounts payable to hire purchase or similar creditors arising in the ordinary course of business) made available to it;

20.1.13 terminate the employment or office of any of its senior employees or appoint any new director, officer or senior employee or consultant or, save as expressly contemplated in terms of the Retrenchment Programme, the Share Sale Transaction or this Agreement, materially alter the terms of employment or engagement of any of the Transferring Employees (whether senior or junior), consultants, directors or officers including, without limitation, increasing such employees' or directors' compensation or benefits, except in the ordinary course of business;

20.1.14 give any express or implied warranties in respect of any products sold or services rendered by it in relation to the Business Assets, other than the usual and/or normal warranties given in the ordinary and regular course of carrying on the business;

20.1.15 subject to clause 13.1, make or agree to any amendment, variation, deletion, addition, renewal or extension to or of, terminate or give any notice or intimation of termination of or breach or fail to comply with the terms of any Contract or arrangements with third parties, otherwise than in the ordinary course of business;

20.1.16 make any changes to its accounting policies and procedures, other than as may be necessary to comply with any legislative or statutory changes; and

20.1.17 do anything outside the ordinary course of business which may harm in any manner the goodwill attached to the Business Assets and/or the Middle Orange Operations.

20.2 The Sellers undertake during the Interim Period, each in relation to the Business Assets of which it is a Seller:

20.2.1 to maintain the Mineral Rights in good standing and in full force and effect (subject to the provisions of clause 5);

20.2.2 to comply with all applicable Environmental Laws and any requirement, notice, order or direction given by the DME or any governmental body in relation to the Middle Orange Operations;

20.2.3 to act with all reasonable skill, care and diligence to the standard which would customarily be expected of a reasonably prudent and experienced manager under the same or similar conditions, doing so at such times and places as are necessary to achieve all the objectives set out in this Agreement;

20.2.4 to ensure, insofar as it is has the power or ability in law to do so, that the Purchaser will comply with any obligations imposed on it in terms of this Agreement, including in particular (but not limited to) the obligations contemplated in clause 21;

20.2.5 to act at all times in such manner as the Sellers, acting reasonably and in good faith, consider necessary and in the best interests of the Parties in ensuring the efficient, cost-effective and appropriate conduct of the Middle Orange Operations during the Interim Period in accordance with the Parties' objectives set out in this Agreement; and

20.2.6 to furnish promptly to the Purchaser and Rockwell Resources RSA all such information in relation to the operations and activities upon the Middle Orange Operations as may be requested by it or them (and/or which may come to its or their attention) and would reasonably be relevant to an intending purchaser of the Middle Orange Operations.

20.3 During the Interim Period and in order to facilitate the intended integration of the Middle Orange Operations with those of Rockwell Resources RSA in the event that this Agreement becomes unconditional, the Trans Hex Business shall insofar as reasonably practicable be conducted by Trans Hex Operations on a limited operational basis (and substantially on the basis outlined in the email correspondence dated 25 February 2007 between Mr J Bristow of

Rockwell Resources RSA and Mr M Carstens of Trans Hex Operations annexed to Schedule 1), with a view to procuring that, save as otherwise directed in writing by the Purchaser and acceptable to Trans Hex Operations, with effect from the Effective Date only such essential mining, prospecting and related operations will be conducted in relation to the Middle Orange Operations as may be necessary to safeguard and preserve the Business Assets and maintain the Mining Plant & Equipment in good working order (and to which end, Trans hex Operations shall procure that active mining operations in relation to the Middle Orange Operations shall not be recommenced during the Interim Period unless expressly so agreed in writing by Rockwell Resources RSA).

20.4 The Purchaser undertakes that, during the Interim Period, it shall in relation to the Trans Hex Business and the Business Assets at all times act in good faith and in the best interests, if applicable, of the Trans Hex Business, and shall not unreasonably interfere with the running of the Trans Hex Business or the conduct generally of the Middle Orange Operations or unreasonably withhold or delay any approvals or consents required in terms of this clause 20.

20.5 Without derogating from the generality of the foregoing provisions of this clause 20 or any other provision of this Agreement, the Parties record that the provisions of clauses 20.2.4, 20.2.6, 20.3 and 21.8.7 constitute stipulations for the benefit of Rockwell Resources RSA which may be accepted and/or enforced by it during the Interim Period.

21. **TRANSFERRING EMPLOYEES**

21.1 The Parties agree that, subject to the provisions of clause 21.8, upon this Agreement becoming unconditional, Section 197(2)(a) of the Labour Relations Act, 1995 (Act 66 of 1995) (as amended) ("the LRA") shall be applicable in relation to the Transferring Employees as at the Fulfilment Date and that accordingly:

21.1.1 the Purchaser is automatically substituted as the "New Employer" in the place of Trans Hex Operations as the "Old Employer" in respect of all

contracts of employment in existence as at the Fulfilment Date, between Trans Hex Operations and the Transferring Employees;

21.1.2 all the rights and obligations between the Old Employer and the Transferring Employees as at the Fulfilment Date shall continue in force as if they had been rights and obligations between the New Employer and the Transferring Employees; and

21.1.3 anything done before the Fulfilment Date by or in relation to the Old Employer, including the dismissal of any employee or the commission of an unfair labour practice or act of unfair discrimination, is considered to have been done by or in relation to the New Employer; and

21.1.4 the transfer does not interrupt the continuity of employment of the Transferring Employees, or any of them, and the contracts of employment of the Transferring Employees, or any of them, continues with the New Employer as if with the Old Employer.

21.2 Trans Hex Operations, as the Old Employer, and the Purchaser, as the New Employer, hereby agree, for the purposes of Section 197(7) of the LRA that, subject to clause 21.8 (and save for such consequential adjustments as may be necessary to take account of any amounts paid to any Transferring Employee in respect of the matters provided for herein between the Signature Date and the Effective Date):

21.2.1 the valuation of the leave pay accrued to the Transferring Employees as at the Effective Date shall be an aggregate amount not exceeding R644 669,08 and shall be due to each Transferring Employee as indicated in Schedule 5; and

21.2.2 the value of any other payments that will have accrued to the Transferring Employees but have not been paid to them by the Old Employer as at the Effective Date, shall be an aggregate amount not exceeding R77 156,18 (bonus) plus R-nil (profit share), payable to the Transferring Employees on the basis specified in Schedule 5; and

21.2.3 the severance pay that will be payable to the Transferring Employees in the event of a dismissal by reason of the employer's operational requirements as at the Effective Date would have been (and/or in terms of the Retrenchment Programme will be as at the Effective Date) an aggregate amount not exceeding R2 738 725,64, which would have been or will be payable to each Transferring Employee as indicated in Schedule 5; and

21.2.4 as at the Fulfilment Date, the aggregate of the amounts recorded in clauses 21.2.1, 21.2.2 and 21.2.3 that are or would be payable to the Transferring Employees in respect of the categories of remuneration contemplated therein shall have been increased only by such additional amount as may have accrued to each Transferring Employee in terms of the provisions as at the Signature Date of his or her Employee Contract.

21.3 Trans Hex Operations and the Purchaser hereby agree, in terms of Section 197(7)(b) of the LRA that:

21.3.1 the Purchaser is responsible for paying all of the amounts referred to in clause 21.2, it being specifically recorded that there shall be no apportionment of liability between Trans Hex Operations and the Purchaser, and that the Purchaser shall be responsible for and shall pay the full amount specified in clause 21.2; and

21.3.2 save as contemplated in clause 21.8, it is not otherwise intended that any of the Transferring Employees shall be dismissed by reason of the operational requirements of either Trans Hex Operations or the Purchaser, and consequently that no amount in respect of any severance pay shall be payable to any of the Transferring Employees. Subject only to this Agreement becoming unconditional and being implemented in accordance with its terms, and save only as contemplated in clause 21.8, in the event that any severance pay shall become payable to any Transferring Employee on or after the Effective Date, the Purchaser shall be responsible for and shall discharge the employer's obligations in full and hereby indemnifies Trans Hex Operations accordingly; and

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21.3.3 the Effective Date Balance Sheet will make full provision for an amount equal to the aggregate of the amounts in respect of the leave pay accrued to the Transferring Employees as described in clause 21.2.1 and any other payments that have accrued to or may be payable to the Transferring Employees but have not been paid to them, as described in clause 21.2.2, 21.2.3 and 21.2.4, after adjustment for any amounts paid or payable to any Transferring Employees in terms of the Retrenchment Programme. After the Fulfilment Date, the Purchaser shall pay such amounts to the Transferring Employees as and when the Transferring Employees shall become entitled to such payment.

21.4 The Purchaser hereby irrevocably and unconditionally acknowledges that this clause 21 and the arrangements contemplated in terms thereof constitute compliance by Trans Hex Operations with the provisions of Section 197 of the LRA. In the event that, notwithstanding such compliance with the provisions of Section 197 of the LRA, Trans Hex Operations suffers any claim, damage, loss or expense in relation to and/or arising from the transfer of the Transferring Employees to the Purchaser on the basis described in this clause 21 and/or from the operation of Section 197 of the LRA and/or from any other cause whatsoever (collectively "**the Labour Claims**"), the Purchaser shall on demand indemnify and hold Trans Hex Operations harmless in respect of and/or against all and any such Labour Claims.

21.5 The Purchaser shall honour the terms of all substantive, recognition and procedural agreements entered into between a recognised trade union and Trans Hex Operations which is current as at the Effective Date insofar as the provisions of those agreements may apply to employees who are employed by the Purchaser as contemplated in 21.1.

21.6 Trans Hex Operations shall have no claim of whatsoever nature against the Purchaser arising from any industrial action or unrest on the part of the Transferring Employees, or any of them, prior to the Closing Date; and the Purchaser shall have no claim of whatsoever nature against Trans Hex Operations in respect of any industrial action or unrest on the part of the Transferring Employees, or any of them, with effect from the Closing Date.

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21.7 Save as provided in 21.3.3 (but subject further to the provisions of clause 21.8), Trans Hex Operations shall discharge any and all of its obligations to the Transferring Employees, arising from or in connection with the employment by Trans Hex Operations of the Transferring Employees prior to the Effective Date, including but not restricted to the obligations relating to bonuses, salaries and leave pay prior to the Effective Date and/or in terms of the Retrenchment Programme, and hereby indemnifies the Purchaser against any and all claims arising from or in connection with the employment by Trans Hex Operations of the Transferring Employees prior to the Effective Date.

Interim Period arrangements in respect of Middle Orange Employees

21.8 Without derogating from the generality of any of the foregoing provisions of this clause 21, the Parties record and agree that:

21.8.1 having regard to the purpose of the Restructure and the proposed implementation of the Share Sale Transaction pursuant to the Disposal Process, at the instance and request of the employees of Trans Hex Operations engaged in relation to the Middle Orange Operations (the "**MO Employees**"), as represented by the National Union of Mineworkers ("**NUM**"):

21.8.1.1 in or during October/November 2006, Trans Hex Group entered into a collective agreement with NUM in terms of which, amongst others, the Trans Hex Group offered the MO Employees a voluntary retrenchment package ("**Severance Package**") which recognises the full employee benefits payable in law to such MO Employees by Trans Hex Operations, which offer the Trans Hex Group has represented and undertaken to NUM will remain open for acceptance by the MO Employees up to and including the Fulfilment Date ("**the Retrenchment Programme**");

21.8.1.2 as at the Signature Date, 36 (thirty-six) of a total of 99 (at 1 December 2006) of the MO Employees (the "**First Offerees**") have elected to accept the Severance Package, and in respect to whom

Trans Hex Operations has incurred total Severance Costs as contemplated in clause 21.8.5 of R1 879 401,73;

21.8.1.3 as at the Signature Date, 55 (fifty-five) MO Employees (the "**Current Offerees**") have not yet elected whether or not to accept the Severance Package and accordingly remain in the full-time employment of the Trans Hex Group;

21.8.2 Trans Hex Operations has furthermore undertaken to NUM to use its reasonable commercial endeavours to procure that the Purchaser and/or Rockwell Resources RSA will extend offers of employment, on terms and conditions no less favourable than those generally offered by Rockwell Resources RSA to its own employees, to all Current Offerees who accept the Severance Package between the Signature Date and the Fulfilment Date, on the further express basis that, if such offers of employment are accepted by any Current Offeree, his or her new contract of employment with the Purchaser (or Rockwell Resources RSA, as the case may be) will commence on and with effect from the later of the Effective Date and the date of termination of his/her employment by Trans Hex Operations on or prior to the Fulfilment Date, subject only to this Agreement becoming unconditional and being implemented;

21.8.3 as soon as practicably possible after the Signature Date, Trans Hex Operations and the Purchaser will jointly consult with NUM and the Current Offerees, with a view to:

21.8.3.1 agreeing (and thereupon recording in writing in terms of a further collective agreement between Trans Hex Group and NUM ("**New Collective Agreement**")) the terms and conditions upon which the Current Offerees will be offered employment with the Purchaser (or Rockwell Resources RSA, as the case may be), subject only to this Agreement becoming unconditional and being implemented in accordance with its terms; and

21.8.3.2 procuring the further implementation by Trans Hex Operations of the Retrenchment Programme in accordance with the provisions of such New Collective Agreement and the requirements of the LRA;

21.8.4 the Purchaser hereby undertakes to (and shall, insofar as may be applicable and it is legally able to, procure that Rockwell Resources RSA will) :

21.8.4.1 extend the conditional offers of employment contemplated in clause 21.8.3 to the Current Offerees;

21.8.4.2 use its reasonable endeavours to ensure that, as far as practicably possible, all Current Offerees who accept both the Severance Package from the Trans Hex Group and the offer of new employment with the Purchaser will be gainfully and actively redeployed about the Middle Orange Operations or within the RVI group's existing diamond mining operations during the Interim Period;

21.8.4.3 assist Trans Hex Operations in all reasonable or necessary ways to ensure that, without prejudice to any Current Offeree's right to participate until the Fulfilment Date in the Retrenchment Programme, during the Interim Period a sufficient number of appropriately skilled MO Employees are deployed about the Middle Orange Operations to enable same to be conducted on the "care and maintenance" basis contemplated in clause 20.3; and

21.8.4.4 generally co-operate with and assist Trans Hex Operations during the Interim Period in ensuring that the arrangements contemplated in this clause 21.8 are implemented without undue disruption to the Current Offerees, the Trans Hex Business and/or the respective businesses and labour forces of the Trans Hex Group and the RVI group of companies;

21.8.5 subject to clause 21.8.6 below and subject further to Trans Hex Operations having discharged its obligations to the First Offerees and the

Current Offerees who accept the Severance Package prior to the Effective Date to pay the severance and/or retrenchment amounts ("**Severance Costs**") lawfully due, owing or payable to them as at the date of termination of their employment with Trans Hex Operations, then notwithstanding anything to the contrary contained in this Agreement, Trans Hex Operations shall be entitled to recover from the Purchaser (and/or from Rockwell Resources RSA, the one paying the other to be absolved) up to a maximum of the lower of R5 000 000,00 (five million rand) and 85% of the Severance Costs (as the case may be) in respect of the total Severance Costs incurred by it and/or the Trans Hex Group between 1 December 2006 and the Fulfilment Date in respect of the First Offerees and/or the Current Offerees, on the basis provided for in clause 11 of the Share Sale Transaction; and to the extent necessary to take account of such Severance Costs, the amounts specified in 21.2 shall be deemed to have been correspondingly adjusted;

21.8.6 Trans Hex Operations and the Purchaser furthermore agree that in the event that not all Current Offerees (the "**Transferred Employees**") elect to take advantage of the Retrenchment Programme prior to the Fulfilment Date (it being recorded, for the avoidance of doubt, that in such case, on the Fulfilment Date their respective Employee Contracts will be deemed to have been transferred to the Purchaser with effect from the Effective Date on the basis contemplated in clauses 21.1 to 21.7 above):

21.8.6.1 the Purchaser shall until the Fulfilment Date nevertheless offer each Transferred Employee a voluntary retrenchment package on the identical terms and conditions as the Severance Package offered by the Trans Hex Group to the Current Offerees prior to the Effective Date;

21.8.6.2 the costs ("**Interim Period Severance Costs**") incurred by the Purchaser in settling its payment obligations to any Transferred Employee who accepts such voluntary retrenchment package on or before the Fulfilment Date shall be funded during the Interim Period by Trans Hex Operations on loan account to the Purchaser

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(and which loan shall bear interest at the lower of the Prime Rate and Trans Hex Operations' cost of borrowings from the date of advance up to and including the date of repayment);

21.8.6.3 the said loan (excluding any accrued interest thereon, which shall be separately payable by the Purchaser in addition to and simultaneously with the capital amount) by Trans Hex Operations to the Purchaser in respect of the Interim Severance Costs shall be deemed to form part of the Severance Costs referred to in clause 21.8.5 and shall be recoverable by Trans Hex Operations from the Purchaser (and/or Rockwell Resources RSA, as the case may be) on the basis *mutatis mutandis* contemplated therein;

21.8.7 with effect from the Signature Date, Trans Hex Operations undertakes to consult reasonably with the Purchaser (and Rockwell Resources RSA in terms of the Share Sale Transaction) prior to entering into any further severance or retrenchment agreements with any of the MO Employees (or their representative unions) in terms of the Retrenchment Programme and in doing so to act prudently, reasonably and in the best interests of the Trans Hex Business and the conduct of the Middle Orange Operations.

21.9 The contents of this clause 21, clauses 22 and 23, do not constitute, nor shall they be deemed to constitute a stipulation for the benefit of the Transferring Employees, nor shall the Transferring Employees, or any of them, be entitled to accept and/or to enforce any of the obligations arising in terms of and/or in connection with this clause 21 (or clauses 22 and/or 23, as the case may be).

22. RETIREMENT FUNDS

It is recorded that:

22.1 to the extent that any such employee benefit is applicable to them in terms of their respective Employee Contracts, as at the Signature Date the Transferring Employees participate as members of either one or both of the following retirement funds:

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22.1.1 the Trans Hex Retirement Fund (registration number 12/3/29545/2); and

22.1.2 the Trans Hex Group Provident Fund (registration number 12/8/23761/1),

(each hereinafter, a "**Trans Hex Fund**"), such member Transferring Employees hereinafter being referred to as "**the Member Employees**"); and

22.2 save and except as otherwise provided for in terms of the Share Sale Transaction, the Member Employees will be entitled to remain members of the Trans Hex Funds until the Fulfilment Date, it being the Parties' intention that the transfer of the membership of the Member Employees to alternative registered pension and/or provident funds on or after the Fulfilment Date will be fully dealt with and provided for in the Share Sale Transaction on a basis which will ensure, after the Fulfilment Date, the uninterrupted provision of substantially similar benefits to all of the Member Employees.

23. **MEDICAL AID ARRANGEMENTS**

The Parties record that:

23.1 as at the Signature Date, the Transferring Employees (save for those Transferring Employees who may be exempt therefrom by virtue of their spouse's membership of another medical aid scheme and/or for approved reasons) participate in the following registered medical aid schemes:

23.1.1 Remedi Medical Aid Scheme (registered 1972/09/18), a medical scheme closed to the general public ("**Remedi**"); and

23.1.2 Medshield Medical Scheme (registered 1968/02/06), a medical scheme open to the general public ("**Medshield**");

(collectively, the "**Medical Schemes**");

23.2 without derogating from the generality of any provision of the Share Sale Transaction or any other agreement, the Purchaser shall procure that, as soon as practicably possible after the Closing Date but in any event by no later than

30 (thirty) days after the Closing Date (or such longer period as may be agreed to, in their respective unfettered discretions, by the Registrar of Medical Schemes, the trustees of the relevant Medical Scheme and Trans Hex Operations), those Transferring Employees who are members of the Medical Schemes shall have been transferred to another medical aid scheme, which may include, but is not limited to any external scheme (**"the Purchaser's Scheme"**) as selected by the Purchaser in consultation with the Transferring Employees.

23.3 Trans Hex Operations shall render such assistance as may be reasonably necessary to the Purchaser to enable the transfer of the Transferring Employees to the Purchaser's Scheme to be implemented and completed in an expeditious and timely manner as soon as practicably possible after the Closing Date, without undue disruption to the employees affected thereby and, insofar as Trans Hex Operations is legally able to procure, on the basis that the benefit entitlements of the Transferring Employees shall be substantially similar to their existing medical aid schemes and that such benefits shall not be subject to any waiting period and/or unduly onerous eligibility requirements.

23.4 Trans Hex Operations hereby warrants to the Purchaser that, as at the Effective Date and the Fulfilment Date, it does not have and will not have any liability whatsoever (actual or contingent) to any Transferring Employee arising from and/or in connection with any contractual or other obligation of Trans Hex Operations, *qua* employer, to fund or assist in funding contributions to any medical aid scheme for or on behalf of any Transferring Employee after his or her retirement from employment (hereinafter, **"post-retirement medical funding obligation"**), and hereby indemnifies and holds harmless the Purchaser against all and any claims of whatsoever nature and howsoever arising from and/or in connection with any such post-retirement medical funding obligation to any Transferring Employee, the cause of action in respect of which arose prior to the Fulfilment Date.

24. RECORDS

Trans Hex Operations shall deliver all books and records relating to the Trans Hex Business to the Purchaser on the Closing Date, other than the statutory records and

books of account of Trans Hex Operations, to which the Purchaser shall be entitled to have access in relation to all matters affecting the Trans Hex Business and/or any other Business Asset sold to the Purchaser in terms of this Agreement. Each of the Sellers shall moreover be entitled to have access to and to make copies of all such documents and records relating to and/or in connection with that portion of the Business Assets sold by it to the Purchaser in terms of this Agreement insofar as they refer to periods prior to the Closing Date and which are required by such Seller to meet its obligations arising prior to the Closing Date and/or in terms of this Agreement and for no other purposes.

25. **VALUE-ADDED TAX**

25.1 The Purchaser and Trans Hex Operations record that they are of the view that the sale of the Trans Hex Business as a going concern, on the basis set out in this Agreement, will in such case be zero-rated in terms of Section 11(1)(e) of the Value-Added Tax Act (as amended) for the reasons that the Purchaser and Trans Hex Operations agree that:

25.1.1 the salient terms of this Agreement in respect of the Trans Hex Business constitute the sale as one indivisible transaction of the whole of Trans Hex Operations' enterprise in relation to the Middle Orange Operations;

25.1.2 such enterprise is sold as a going concern;

25.1.3 as at the date of delivery and transfer to the Purchaser, such enterprise will be an income-earning activity and will be transferred as such;

25.1.4 all the assets of such enterprise necessary for its continued operation are being sold in terms thereof; and

25.1.5 the Purchaser and Trans Hex Operations each warrants that as at the Signature Date it is registered as a vendor for the purposes of value-added tax, Trans Hex Operations under VAT Registration No. 4030 127 338 and the Purchaser under VAT Registration No. 447 023 1582.

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25.2 The Parties further record that:

25.2.1 in relation to Trans Hex Operations, the THO Purchase Price payable to it referred to in clause 6.2 is inclusive of value-added tax at the rate of zero percent. Trans Hex Operations shall furnish to the Purchaser an appropriate VAT invoice (on a zero-rated basis) by not later than the Closing Date. In the event that the THO Purchase Price, or any part thereof, payable by the Purchaser to Trans Hex Operations (or to Trans Hex Diamante as the cessionary of Trans Hex Operations) attracts value-added tax at a rate higher than zero, the THO Purchase Price shall be increased by an amount equal to such value-added tax and the Purchaser shall be obliged, on written demand delivered to it by Trans Hex Operations, to pay the amount of such value-added tax (including, without limitation, all penalties and/or interest which shall have accrued in respect of and/or relating to value-added tax payable in respect of such sale transaction recorded in this sale and purchase agreement) to Trans Hex Operations (or Trans Hex Diamante, as the case may be), against delivery of an appropriate VAT invoice; and

25.2.2 in relation to each Asset Seller, the Purchase Consideration payable to it is exclusive of value-added tax, if any, that may be payable and that insofar as the sale of the Business Assets of which it is the Seller shall attract value-added tax, such Purchase Consideration shall be increased by an amount equal to such value-added tax. In such event, the Purchaser shall be obliged, on written demand delivered to it by the Asset Seller concerned, to pay the amount of such value-added tax (including, without limitation, all penalties and/or interest which shall have accrued in respect of and/or relating to value-added tax payable in respect of such sale transaction recorded in this sale and purchase agreement) to the Asset Seller concerned, against delivery of an appropriate VAT invoice.

26. INSOLVENCY ACT PUBLICATION

26.1 The Parties agree that notice of this transaction will not be published as contemplated in section 34 of the Insolvency Act 1936 ("**the Insolvency Act**").

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26.2 Trans Hex Operations hereby indemnifies the Purchaser against any loss or damage of whatever nature which the Purchaser may incur or suffer as a result of notice of the sale and purchase transaction in respect of the Trans Hex Business, the Mvela Rights and/or the Pioneer Rights not being published in terms of the Insolvency Act.

26.3 The Purchaser shall be entitled but not obliged to resist any proceedings to attach or take possession of any of the Sale Assets of Trans Hex Operations (and/or of the Business Assets of either Mvela Exploration or Pioneer, as the case may be) by any persons against whom the transaction is void as a result of notice thereof not being published in terms of the Insolvency Act, provided that the Purchaser shall be obliged forthwith to notify Trans Hex Operations in writing of any such proceedings as soon as it becomes aware thereof.

26.4 Each of the Sellers hereby undertakes to the Purchaser that it shall not (and shall procure that its shareholders will not) adopt any resolution for its winding-up and/or apply to any court for its winding-up, whether provisionally or finally, voluntarily or otherwise, for a period of at least 6 (six) months after the Closing Date.

27. CONFIDENTIALITY AND ANNOUNCEMENTS

27.1 Save as required by any applicable stock exchange or by law, no Party shall without the prior written consent (which consent shall not be unreasonably withheld) of the other Parties, make any public disclosure or announcement concerning this Agreement, any of the transactions contemplated herein and/or any related matters. As regards any disclosure or announcement required to be made in terms of the requirements of any applicable stock exchange or by law, the Parties will consult with each other in regard thereto to ensure, so far as possible, that each Party's reasonable interests are not adversely affected by such disclosure or announcement.

27.2 Each of the Parties undertakes to keep strictly confidential and to use reasonable endeavours to ensure that each of their respective employees and representatives shall keep strictly confidential any proprietary or commercially sensitive information (collectively, "**Confidential Information**") relating to or in

connection with any of the Parties which may have been obtained by or disclosed to it during the course of the negotiation, conclusion and/or implementation of this Agreement and/or the Share Sale Transaction.

27.3 Without derogating from the generality of the foregoing, no Party shall disclose any Confidential Information save with the prior written consent of the Party to which such Confidential Information pertains or as required in law: provided further that any Party so required to disclose Confidential Information shall, prior thereto, notify the Party to which such Confidential Information pertains of the nature, scope and extent of the proposed disclosure and afford such Party a reasonable opportunity to take such steps to limit, amend or modify the proposed disclosure as it may consider necessary in the circumstances to ensure its reasonable interests are not adversely affected thereby.

27.4 Notwithstanding anything to the contrary contained in this clause 27 –

27.4.1 any Party shall be entitled (after consultation with the other Parties to avoid embarrassment or prejudice to the extent reasonably possible) to make such Confidential Information available to its shareholders as may be necessary to enable such shareholders to consider the value and prospects of their shareholding;

27.4.2 Trans Hex Operations shall not be precluded from divulging Confidential Information to the DME insofar as reasonably required for purposes of or in connection with procuring any regulatory consents and/or approvals contemplated in this Agreement, or to any person with whom it enters into negotiations relating to and/or in connection with the Disposal Process and/or the Share Sale Transaction, provided that in the latter instance, the parties to whom such disclosure is proposed to be made shall have complied and shall continue to be compliant with the confidentiality obligations and undertakings provided for in the Process Document;

27.4.3 no Party shall be precluded from divulging Confidential Information to any other person who is negotiating with such Party for the acquisition of any interest in or asset belonging to such Party, if the person to whom

such disclosure is proposed to be made shall, prior to any disclosure thereof, have undertaken in writing to the satisfaction (in its unfettered discretion) of each Party to whom the Confidential Information pertains or relates, not to divulge any such information to any other person and to use it solely for purposes of evaluating the interest proposed to be acquired by it; and

27.4.4 no Party shall be precluded from divulging Confidential Information in order to pursue any legal remedy available to it.

28. **BREACH**

28.1 Should any Party ("**the defaulting party**") commit a breach of any of the provisions hereof, then the other Party ("**the aggrieved party**") shall, if it wishes to enforce its rights hereunder, be obliged to give the defaulting party 14 (fourteen) days written notice to remedy the breach. If the defaulting party fails to comply with such notice, the aggrieved party shall be entitled, without prejudice to any other remedies or rights it may have at law and/or in terms of this Agreement, to claim immediate payment and/or performance by the defaulting party of all of the defaulting party's obligations whether or not the due date for payment and/or performance shall have arrived; alternatively, subject however to clause 16.4, to cancel this Agreement. Any claim by an aggrieved party shall be without prejudice to such party's rights to claim damages: provided always that, notwithstanding anything to the contrary contained in this Agreement, the aggrieved party shall not be entitled to cancel this Agreement for any breach by the defaulting party unless such breach is a material breach going to the root of this Agreement and is incapable of being remedied by a payment in money, or if it is capable of being remedied by a payment in money, the defaulting party fails to pay the amount concerned within fourteen (14) days after such amount has been determined.

28.2 Any dispute between the Purchaser and any Seller in terms of, arising from and/or in connection with this Agreement shall be determined by arbitration on the basis and subject to the provisions of clause 29 below; save only that where in terms of this Agreement particular provision is made for the matter in dispute first to be determined or resolved in a specified manner or in terms of a

specified process, no Party shall be entitled to invoke the provisions of clause 29 unless and until the Parties shall first have exhausted its remedies in terms of such particular provision.

29. **ARBITRATION**

29.1 Save as otherwise specifically provided in this Agreement, any dispute (whether contractual or delictual) between the Parties in regard to:

29.1.1 the interpretation of;

29.1.2 the effect of;

29.1.3 the Parties' respective rights and obligations under;

29.1.4 a breach of;

29.1.5 any matter arising out of;

this Agreement shall be decided by arbitration in the manner set out in this clause.

29.2 The said arbitration shall be held subject to the provisions of this clause:

29.2.1 at Cape Town;

29.2.2 informally;

29.2.3 otherwise in accordance with the provisions of the Arbitration Act, 1965, as amended and the Standard Rules of the Association of Arbitrators (the "**Arbitration Rules**") and in the event of a conflict in this regard the Arbitration Rules shall prevail,

it being the intention that if possible it shall be held and concluded within 30 (thirty) business days after it has been demanded.

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29.3 The arbitrator shall be if the question in issue is:

29.3.1 primarily an accounting matter, an independent practising accountant of no less than 10 (ten) years' standing agreed upon between the Parties;

29.3.2 primarily a legal matter, a practising Senior Counsel with no less than 10 (ten) years standing or retired High Court judge agreed upon between the Parties;

29.3.3 any other matter, an independent person agreed upon between the Parties.

29.4 If the Parties cannot agree on whether the question in issue is primarily a legal matter, primarily an accounting matter or any other matter, the question in issue shall be deemed to be a legal matter. If the Parties cannot agree upon a particular arbitrator in terms of 29.3 above within 7 (seven) business days after the arbitration has been demanded, the nomination in terms of 29.3.1, 29.3.2, 29.3.3, as the case may be, shall be made by the Chairman for the time being of the Cape Bar Council at the request of any Party to such dispute.

29.5 The decision of the arbitrator shall be final and binding on the Parties to the arbitration. A decision which becomes final and binding in terms of this clause 29.5 may be made an order of Court at the instance of any Party to the arbitration.

29.6 Nothing herein contained shall prevent or preclude any Party from applying to the appropriate court for interim or urgent relief.

29.7 The provisions of this clause 29 shall be divisible from every other part of the Agreement and shall survive the termination or cancellation of this Agreement, notwithstanding that the rest of the Agreement may be void or voidable.

30. **DOMICILIUM**

30.1 The Parties hereto choose *domicilia citandi et executandi* for all purposes of and in connection with this Agreement as follows:

Name	**Physical Address**	**Telefax**
Trans Hex Group and Pioneer	405 Voortrekker Road Parow Cape Town 7500	+27(0)21-937-2100/ 939-0740

Marked for the attention of: The Company Secretary

Name	**Physical Address**	**Telefax**
Mvela Exploration	405 Voortrekker Road Parow Cape Town 7500	+27(0)21-937-2100/ 939-0740

Marked for the attention of: The Company Secretary

Name	**Physical Address**	**Telefax**
The Purchaser	405 Voortrekker Road Parow Cape Town 7500	+27(0)21-937-2100/ 939-0740

Marked for the attention of: The Company Secretary

Under copy to:	Rockwell Resources RSA (Pty) Limited Level 0, Wilds View Isle of Houghton Cnr Carse O'Gowrie and Boundary Roads Houghton Estate Johannesburg 2198	+27-(0)11-481-7235

Marked for the attention of: The Chief Operating Officer

30.2 Any Party hereto shall be entitled to change its domicilium from time to time, provided that any new domicilium selected by it shall be an address other than a box number in South Africa, and any such change shall only be effective on the 3rd (third) business day immediately following upon receipt of notice in writing by the other Parties of such change.

30.3 All notices, demands, communications or payments intended for a Party shall be made or given at such Party's domicilium for the time being.

30.4 A notice sent by any Party to the other Party or Parties shall be deemed to be received:

30.4.1 on the same day, if delivered by hand;

30.4.2 if transmitted by telefax on any business day during normal working hours with receipt received confirming completion of transmission, on the first business day immediately after the date of transmission;

30.4.3 on the 10th (tenth) day after posting, if sent by prepaid registered mail.

30.5 Notwithstanding anything to the contrary herein contained a written notice or communication (save and except an electronic mail transmission) actually received by a Party shall be an adequate written notice or communication to it notwithstanding that it was not sent to or delivered at its chosen domicilium citandi et executandi.

31. SEVERABILITY

If any clause or term of this Agreement should be invalid, unenforceable or illegal, then the remaining terms and provisions of this Agreement shall be deemed to be severable therefrom and shall continue in full force and effect unless such invalidity, unenforceability or illegality goes to the root of this Agreement.

32. APPLICABLE LAW AND JURISDICTION

This Agreement shall be governed in all respects by and shall be interpreted in accordance with the laws of South Africa and the Parties hereby irrevocably consent and submit to the non-exclusive jurisdiction of the Cape of Good Hope Provincial Division of the High Court of South Africa.

33. COSTS

Each of the Sellers shall bear its own costs of and incidental to the negotiation, preparation and execution of this Agreement, save that:

33.1 the legal costs of Taback & Associates (Pty) Limited relating to and incidental to the preparation, drafting and execution of this Agreement shall be borne and paid by Trans Hex Operations;

33.2 the reasonable direct legal costs incurred by any Seller in connection with any legal proceedings instituted by it as contemplated in clause 5.2 shall (subject always to Trans Hex Operations' entitlement to any costs recovery arising therefrom) be borne and paid by Trans Hex Operations; and

33.3 each of the Sellers shall be liable for payment of any stamp duties, transfer duties and/or other costs, penalties or interest relating to the transfer to the Purchaser of the assets respectively sold by them to the Purchaser, save to the extent that such costs shall have been recovered by Trans Hex Operations in terms of the Share Sale Transaction.

34. COUNTERPARTS

This Agreement may be executed in any number of counterparts and by the different Parties hereto on separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts together shall constitute one and the same instrument.

35. GENERAL

35.1 This Agreement constitutes the whole of the agreement between the Parties relating to the matters dealt with therein, and no Party shall be bound by any express or implied term, representation, warranty, promise or the like, not recorded herein.

35.2 No addition to, variation or consensual cancellation of this Agreement shall be of any force or effect unless in writing and signed by or on behalf of the Parties.

35.3 No indulgence which any of the Parties ("the grantor") may grant to any of the others ("the grantee") shall constitute a waiver of any of the rights of the grantor, who shall not thereby be precluded from exercising any rights against

the grantee which might have arisen in the past or which might arise in the future.

35.4 The Parties undertake at all times to use their reasonable commercial endeavours do all such things, to perform all such acts and to take all such steps and to procure the doing of all such things, the performance of all such actions and the taking of all such steps as may be open to them and necessary for or incidental to the putting into effect or maintenance of the terms, conditions and import of this Agreement.

35.5 No Party shall be entitled to cede, assign or otherwise transfer all or any of its rights, interest or obligations under and in terms of this Agreement except with the prior written consent of the other Parties.

35.6 The provisions of this Agreement, novate and supersede all prior agreements, written or oral, regarding the subject matter thereof (including but not limited to any memorandum of understanding, heads of agreement or similar) concluded between the Parties prior to the Signature Date.

THUS DONE and SIGNED at ______________________ on this the ____________ day of ____________________ 2007.

For and on behalf of
TRANS HEX GROUP LIMITED
By

____
who warrants his authority hereto

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THUS DONE and SIGNED at ______________________ on this the ____________ day of ____________________, 2007.

For and on behalf of

TRANS HEX DIAMANTE BEPERK

By

____

who warrants his authority hereto

THUS DONE and SIGNED at ______________________ on this the ____________ day of ____________________ 2007.

For and on behalf of

TRANS HEX OPERATIONS (PROPRIETARY) LIMITED

By

____

who warrants his authority hereto

THUS DONE and SIGNED at ______________________ on this the ______________ day of ____________________ 2007.

For and on behalf of
PIONEER MINERALS (PROPRIETARY) LIMITED
By

____
who warrants his authority hereto

THUS DONE and SIGNED at ______________________ on this the ______________ day of ____________________ 2007.

For and on behalf of
MVELAPHANDA EXPLORATION PROPRIETARY) LIMITED
by

____
who warrants his authority hereto

THUS DONE and SIGNED at ______________________ on this the ______________ day of ____________________ 2007.

For and on behalf of

SAXENDRIFT MINE (PROPRIETARY) LIMITED

by

____

who warrants his authority hereto

MDC DWB

SCHEDULE 1

WARRANTIES

The warranties contained in this Schedule 1 are given by the Sellers on the basis set out in clause 16 of the agreement ("the Agreement") to which this Schedule 1 is attached, and on the further basis that:

(a) capitalised terms used in this Schedule 1 shall bear the same meaning as in the Agreement;

(b) nothing contained in this Schedule 1 shall be construed as limiting the generality of any other warranty, indemnity, representation or undertaking contained in the Agreement;

(c) a reference in this Schedule 1 to *"the Seller"* shall be construed as a reference to Trans Hex Operations in respect of the Trans Hex Business (and then solely to the Trans Hex Business and no other business enterprise, interests and/or undertakings of Trans Hex Operations) and to each Asset Seller, *mutatis mutandis*, in respect of the Business Assets of which it is the Seller in terms of the Agreement, and a reference herein to *"the Business"* shall be construed solely as a reference to the Trans Hex Business;

(d) these warranties shall apply except as qualified or otherwise amended by the provisions of the Agreement and/or by any written disclosures made by any Seller to Rockwell Resources RSA prior to the Signature Date; and shall be further qualified to the extent that as at the Signature Date Rockwell Resources RSA has actual knowledge of any fact, matter or circumstance (the onus of proof of which will be on the Party alleging such knowledge) which renders any of the warranties contained herein untrue or inaccurate; and

(e) subject to (d), where any warranty is qualified by the expression "the Seller is not aware", "to the best of the Seller's knowledge and belief" or any similar expression, that expression shall be deemed to include an additional statement that it has been made after due enquiry. In addition, the Seller's awareness, knowledge and belief will be tested on the date at which the relevant warranty is given, i.e. the Signature Date, the Effective Date and the Closing Date, and the fact that the Seller may only

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become aware of a matter which may give rise to a breach of a warranty after the Signature Date or the Effective Date, but before the Closing Date, will not detract from the Purchaser's ability to claim from the Seller based on a breach of the relevant warranty, save as otherwise expressly contemplated in respect of any disclosure made in terms of the First Disclosure Letter and/or the Interim Events Disclosure Letter provided for in the Share Sale Transaction.

1 **WARRANTY CONCERNING THE TRANSFER OF THE BUSINESS ASSETS**

The Seller will, against delivery of the Business Assets on the Closing Date, with effect from the Effective Date, give the Purchaser free and unencumbered ownership of the Business Assets.

2 **WARRANTIES RELATING TO THE BOOKS AND RECORDS OF THE SELLER**

2.1 The Fixed Asset Register of the Business as at the Effective Date will be complete, accurate and correct in all material respects, and will list all of material assets owned and/or used by the Seller in relation to the Business as at the Effective Date and the Closing Date, and shall in all material respects be the same assets as owned by the Seller in relation to the Business as at the Signature Date, save for any assets disposed of in the ordinary course of the Business for value.

2.2 The Seller has properly maintained all other registers required to be maintained by it in accordance with all applicable laws.

2.3 The Seller's books, accounts and records in respect of the Business are in its possession, have been properly maintained according to law, do not contain any material inaccuracies or discrepancies and are capable of being written up within a reasonable time so as to record, in accordance with generally accepted accounting principles, all of the transactions to which the Seller, in relation to the Business, was or is a party.

2.4 No auditor of the Seller has at any time furnished its directors with a report concerning any material irregularity as contemplated in any applicable laws.

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3 WARRANTIES RELATING TO THE ASSETS AND LIABILITIES OF THE SELLER

3.1 The Seller owns all the Fixed Assets reflected in Schedule 2.

3.2 Save as otherwise provided for in the Agreement or disclosed by the Seller to the Purchaser in writing prior to the Signature Date, the Seller is the sole beneficial owner of all assets of whatsoever nature used in respect of the Business. None of the Sale Assets is subject to any reservation of ownership, lease, lien, hypothec, mortgage, notarial bond, pledge or other encumbrance whatsoever.

3.3 No person has any right (whether pursuant to any option, right of first refusal or otherwise) to purchase or acquire (whether as security or otherwise) any of the Sale Assets other than in the normal course of business, for full value.

3.4 There has been no significant deterioration in the movable Mining Plant & Equipment comprising portion of the Sale Assets, fair wear and tear excepted, since the Purchaser's visit to site and inspection of the relevant assets undertaken on or about 13 December 2006.

3.5 The Seller has no liabilities (whether actual, or contingent) other than –

3.5.1 those liabilities as at the Effective Date which are brought to account or fully provided for in the Effective Date Balance Sheet, and in the case of contingent liabilities referred to by way of appropriate notes (save for any liabilities arising from, relating to and/or in connection with the Rehabilitation Obligations, in respect of which the Seller gives no warranties); and

3.5.2 liabilities incurred after the Effective Date in the normal and ordinary course of the Business.

3.6 The Seller is not liable, whether contingently or otherwise, for the liabilities of any third party whether as surety, co-principal debtor, guarantor, indemnitor or otherwise.

3.7 The total borrowings of the Seller do not exceed any limitation on its borrowing powers contained in its articles of association. The total amount borrowed by the

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Seller in relation to the Business from the Seller's bankers does not exceed any limits imposed on such borrowings by such bankers.

3.8 The Seller has not received informal or formal notification from any lenders of funds to the Seller, in relation to the Business, requiring repayment of all or part of such loans, nor has it received from such lenders any notice of default that is still current.

3.9 Save for legal proceedings relating to the collection of amounts owing to it by trade debtors in the normal course of the Business, or as disclosed by the Seller in writing to Rockwell Resources RSA prior to the Signature Date and/or in terms of the Interim Events Disclosure Letter contemplated in the Share Sale Transaction, the Seller is not a party to any current or pending litigation or similar legal proceedings (including arbitration, criminal proceedings or administrative proceedings) in relation to the Business, and the Seller is not aware of any facts or circumstances which may now or in future lead to any such proceedings against it.

3.10 The Seller, in relation to the Business, is not in default under or with respect to any judgment, order, award, interdict or other similar pronouncement of any court or administrative authority having jurisdiction over the Seller.

3.11 The Seller has in all respects complied with such Exchange Control Regulations and rulings as may be applicable to it.

3.12 To the best of the Seller's knowledge and belief, the premises on and from which the Business is carried on comply in all material respects with all applicable governmental and local authority regulations and requirements.

3.13 The Seller has not declared any dividend which has not been paid.

4 WARRANTIES RELATING TO INTELLECTUAL PROPERTY

4.1 The Seller is the owner (or co-owner together with one of the other Sellers as the case may be) of the Mining Information pertaining to those Mineral Rights which

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comprise, amongst others, its Business Assets (or portion thereof) sold in terms of the Agreement.

4.2 The Seller has disclosed in writing to the Purchaser all trade marks, trade names, patents and other intellectual property and copyright rights owned and/or used by the Seller in respect of the Business.

4.3 All intellectual property used by the Seller in relation to the Business is either owned by or validly licensed to it.

4.4 The Seller is the sole beneficial owner or licensee (and where appropriate, registered holder) of all trade marks, patents and other intellectual property and copyright rights used in relation to the Business, and all right, title and interest in and to such intellectual property rights will be sold and transferred to the Purchaser in terms of the Agreement. The Seller has not granted or is under any obligation to grant any registered user rights in respect of any intellectual property rights owned by it. The said trade marks and other intellectual property rights are valid, enforceable and unencumbered.

4.5 To the best of the knowledge and belief of the Seller, no person has any claim of any nature whatsoever against the Seller and/or upon any of the Sale Assets arising out of the use by it of any trade or brand name, trade mark or patent and no person is entitled to an order for the expungement of any trade mark used in or in relation to the Business.

5 **WARRANTIES RELATING TO THE MATERIAL CONTRACTS**

5.1 All of the Material Contracts have been entered into by the Seller in the ordinary and normal course of the Business.

5.2 The Seller is not aware of any material breach of any of its material obligations under the Material Contracts which could result in any such Material Contract being terminated.

5.3 In relation to the Business, the Seller is not aware of any fact or circumstance which will or is likely to result in any loss being suffered by the Seller in respect of

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any Material Contract, or which will or is likely to form the basis of a claim to rectification at the instance of any other person.

5.4 The Seller, in relation to the Business, is not bound by any –

5.4.1 contract in restraint of trade or any management contract in terms of which a third party provides management services to the Seller;

5.4.2 contract which in any way restricts its freedom to carry on the whole or any part of the Business anywhere in the world as it deems fit.

5.5 The entering into of this Agreement and/or its implementation does not constitute a breach of any of the contractual obligations of the Seller, nor will the entering into or implementation of this Agreement entitle any person to terminate or vary any of the Material Contracts other than in accordance with the provisions thereof.

6 WARRANTIES RELATING TO TAXATION

6.1 Save as disclosed by the Seller to the Purchaser and/or Rockwell Resources RSA in writing prior to the Signature Date and/or in terms of the Interim Event Disclosure Letter contemplated in the Share Sale Transaction, all proper returns that may have become due under any income tax legislation applicable to the Seller from time to time have been duly made and such returns are not and, to the best of the Seller's knowledge and belief, will not be the subject of any dispute with the South African Revenue Service or any other applicable revenue authorities (**"Revenue Authorities"**).

6.2 Save as disclosed by the Seller to the Purchaser in writing prior to the Signature Date, all returns by the Seller in respect of taxation have been rendered on a proper basis, are correct and, to the best of the Seller's knowledge and belief, will not become the subject matter of any dispute with or claim by the Revenue Authorities.

6.3 Save as disclosed by the Seller to the Purchaser in writing prior to the Signature Date, the Revenue Authorities have not and, to the best of the Seller's knowledge and belief will not reopen any existing tax assessment in respect of the Seller in

MR [signature] MB

relation to the Business and no grounds exist for the re-opening of any existing assessment.

6.4 No liability for income tax on the part of the Seller, in relation to the Business, has been postponed, nor has any agreement been entered into between the Seller and the Revenue Authorities to that effect.

6.5 To the best of the Seller's knowledge and belief, in relation to the Business –

6.5.1 no facts or circumstances exist which could cause the Revenue Authorities to disallow any existing assessed loss or to carry forward such loss;

6.5.2 the Seller has not been a party to any scheme or arrangement of which the main purpose or one of the main purposes was the avoidance or postponement of or reduction in liability for taxation in contravention of applicable legislation.

7 WARRANTIES RELATING TO BUSINESS ACTIVITIES

7.1 The Seller has obtained all such licences, consents, permits, approvals and other authorities as are prescribed by law for the conduct of the Business in each jurisdiction in which it carries on business, and the Seller is not aware of any fact or circumstance which may result in the cancellation, withdrawal or non-renewal of any of them.

7.2 The Seller has complied with and is not in breach of any legislation, regulations, enactments, proclamations and by-laws affecting it, including all ordinances issued by any governmental or regulatory authority or body or any department or agency thereof including, without limitation, any court or administrative agency or commission.

7.3 The processes employed and the products now or at any time previously dealt in by the Seller, in relation to the Business, do not infringe the patent, copyright or other industrial property rights of any third party.

7.4 In relation to the Business, no person is entitled (otherwise than as a shareholder) to participate or share in, nor to a commission on the income or the profits or dividends of the Seller or to any payment of any kind calculated with reference to the profits or income of the Seller.

7.5 In relation to the Business, the Seller has not given any express, tacit or implied warranties in respect of products sold by it and/or services rendered by it other than those normally given in the ordinary course of the Business, and any liabilities which may arise from warranties actually given have been adequately provided for in the Audited Accounts.

8 WARRANTIES IN RESPECT OF ENVIRONMENTAL MATTERS

8.1 To the best of the Seller's knowledge and belief –

8.1.1 the Seller, in relation to the Business Assets of which it is the seller, has complied in all material respects with all applicable Environmental Laws;

8.1.2 the Seller, in relation to the Business, has obtained or has submitted applications for all necessary permits, licences and Government authorisations under applicable Environmental Laws; and

8.1.3 all such permits, licences and authorisations are in full force and effect in accordance with their terms.

8.2 No notice has been received by the Seller from any responsible authority in terms of any environmental law requiring it to take steps to prevent, reduce or eliminate any condition directly or indirectly caused by or arising from the Business, or to make any payment resulting therefrom.

8.3 No relevant application, consent or permission under any Environmental Laws applicable to the Seller's conduct of the Business has been refused or granted subject to unusual or onerous conditions.

8.4 The Seller is not in breach of any condition of any permit, licence or authorisation and no enforcement proceedings have been taken under any Environmental Law.

8.5 No notification or threat of prosecution has been received in respect of or resulting from any breach of any Environmental Law by the Seller in relation to the Business. No claims relating to such breach by the Seller of any Environmental Law has been received from any third parties.

8.6 The Seller, in relation to the Business, has not used or dealt in any waste which is classified as hazardous in less than the minimum requirements for the handling and disposal of hazardous waste, the Seller hereby acknowledging that it is familiar with the definitions and classifications of various hazardous wastes.

8.7 All employees of the Seller, in relation to the Business, have carried out its activities upon its premises in accordance with all applicable laws.

9 **WARRANTIES RELATING TO EMPLOYEES**

As at the Signature Date, the Effective Date and the Closing Date, and save as otherwise expressly provided for or disclosed in terms of the Agreement and/or the Share Sale Transaction:

9.1 Subject to the provisions of clause 21 of the Agreement, the only employees of the Seller in relation to the Business are those listed in Schedule 5 of the Agreement, all of whom have written contracts of employment which will be delivered to the Purchaser on the Closing Date in accordance with clause 12.2.2.

9.2 No present or past employee of the Business has any right or claim to any exceptional leave privileges, or to any accumulated leave, payment in lieu of leave, pension, retirement (including but not limited to post-retirement medical aid funding contributions), death, disability, annuity, gratuity, privileges or rights or compensation for loss of office or other like payment, save as disclosed in Schedule 5 and/or the Effective Date Balance Sheet;

9.3 The Seller, in relation to the Business, is not bound by any current service contract whether oral or in writing requiring more than three (3) calendar month's notice for the termination thereof by the Seller;

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9.4 All PAYE deductions required by law to be made by the Seller in respect of the Transferring Employees (and all former employees in relation to the Business) have been made, proper returns have been rendered in respect thereof and all payments to the Revenue Authorities which are due have been made;

9.5 The Seller, in relation to the Business, has no liability in respect of fringe benefits granted to its employees, all of which have been taxed in full;

9.6 The Seller has complied with all wage and employee rules, regulations and legislation and all determinations and industrial conciliation agreements which apply to it and its employees;

9.7 There is no unfunded deficit in respect of any retirement fund of which the Transferring Employees (or any former employees of the Seller) are members, whether or not such unfunded deficit has been accrued or is reflected as a liability of the Seller; and

9.8 The Seller, in relation to the Business, is not a party to any proceedings in terms of any applicable labour laws, nor have any such proceedings been instituted or application or complaint made against the Seller and the Seller is not aware of any facts or circumstances which may lead to such proceedings.

10 WARRANTIES RELATING TO THE EXCLUDED PROPERTIES

10.1 As at the Signature Date, the Effective Date and the Closing Date, Trans Hex Operations is and will be the registered owner of each Excluded Property ("the Property") contemplated in this Agreement.

10.2 Trans Hex Operations warrants to the Purchaser in respect of each Property that:

10.2.1 save as disclosed in Schedule 8 in respect of the Property, to the best of its knowledge, as at the Signature Date, no person other than Trans Hex Operations has or will have any interest in, or right in respect of the Property;

10.2.2 as at the Effective Date and the Closing Date, the Property will not be subject to any mortgages, conditions, leases, burdens, encumbrances, usufructs, servitudes or any other restrictive conditions which are not referred to in the title deeds to the Property and there is no contract, arrangement or agreement of which Trans Hex Operations is aware in terms whereof any person has any right to call upon it to grant a servitude or similar right (whether registrable or not) or to pass in its favour a mortgage bond over the Property;

10.2.3 as at the Signature Date, Trans Hex Operations is not aware of any demolition order, pending or threatened, in respect of the buildings on the Property;

10.2.4 to the best of its knowledge and belief, as at the Signature Date the Property has not been provisionally or finaly declared as a national monument.

10.3 In respect of those portions of the Excluded Properties, the subject of the Lease Agreements ("**Leased Properties**"), Trans Hex Operations warrants that, as at the Signature Date, the Effective Date and the Closing Date, it is the sole registered owner of the Leased Properties and that, save as provided for in the Lease Agreements, no other person has any right to or interest in the beneficial occupation and/or possession of any Leased Property.

11 WARRANTIES RELATING TO THE EFFECTIVE DATE BALANCE SHEET

The Effective Date Balance Sheet–

11.1 will have been prepared in accordance with IFRS and on the further basis that the Restructure shall have been completed and implemented as contemplated in the Agreement;

11.2 will fairly present the consolidated detailed balance sheet of the Business (and including all of the Business Assets) as at the Effective Date; and

11.3 will reflect or disclose all liabilities of the Seller in relation to the Business as at the Effective Date, actual or contingent, at their full amount, save in respect of any Rehabilitation Obligations of the Seller, in respect of which a best estimate only will be reflected.

12 WARRANTIES RELATING TO THE PERIOD BETWEEN THE SIGNATURE DATE AND THE CLOSING DATE

Between the Signature Date and the Closing Date, and insofar as the Seller is legally able to do or procure, in relation to the Business (or Business Asset, as the case may be) -

12.1 the Seller will continue to carry on the Business in the ordinary and regular course and in accordance with the trading style presently used by it;

12.2 the Seller will not do anything (or omit to do anything) which could –

12.2.1 materially prejudice the goodwill of the Business or any Business Asset;

12.2.2 reduce the scope of the Business or any Business Asset;

12.2.3 result in any third party varying the terms on which it transacts business with the Business and/or the Seller;

12.2.4 cause, constitute or result in a breach of any of the warranties in the Agreement or herein;

12.3 the Seller, in relation to the Business or any Business Asset, will not incur or become committed to incur any capital expenditure without the prior written consent of the Purchaser;

12.4 the Seller will not without the prior consent of the Purchaser enter into any transaction or incur any liability or dispose of any asset in respect of or relation to the Business (or any Business Asset, if applicable), save in the ordinary and regular course of conduct of the Business;

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12.5 no resolutions will be passed by the members or directors of the Seller save for such resolutions as –

12.5.1 may be necessary to give effect to this Agreement;

12.5.2 will be approved by the Purchaser in writing, which approval may not be unreasonably withheld; and

12.5.3 may be necessary to conduct the Business in the ordinary, normal and regular course thereof.

12.6 the Seller will not vary the terms and conditions of employment or working conditions of any of the Transferring Employees without the prior approval of the Purchaser; and

12.7 the Seller, in relation to the Business, (or any Business Asset, as the case may be) will not give any express, tacit or implied warranties in respect of products sold by it or services rendered by it other than those normally given in the ordinary course of the Business.

-o0o-

ANNEXURE TO SCHEDULE 1

INTERIM PERIOD OPERATIONS

Justin Pitt

From: RW - John W. Bristow [johnb@rockwelldiamonds.com]
Sent: 25 February 2007 07:37 PM
To: mervync@transhex.co.za; Justin Pitt
Subject: THG Acquistion

Hi Mervyn and Justin,

In the interests of keeping things moving along herewith a few notes in respect of matters that remain to be finalized:

Care + Maintenance of MORO

Both parties are in agreement that the operations be placed on C+M and I see that there is to be an Appendix included in the contracts dealing with C+Ms. I would like to propose some simple language as follows for the Appendix document:

1. All production shall cease and all mining operations at the MORO (including Saxendrift and Niewejaarskraal) shall be placed on C+M.
2. All exploration work shall cease and shall be placed on C+M
3. In the event that any work is required to ensure that statutory requirements are complied with (eg. surveying, report submissions, H+S inspections etc) it shall proceed under the close supervision of THG and RVI shall be advised of any such activities
4. Setpan shall conduct site visits for rehabilitation studies during the interim period
5. C+M requirements in respect of security shall be addressed by a team of 6 individuals who shall be registered employees of the contracted security company
6. C+M requirements in respect of ensuring the good care and maintenance of existing plant and equipment shall be addressed by a team of 6 qualified persons who shall remain under the direct supervision of THG..
7. A budget shall be provided to RVI for the C+M costs
8. Costs of C+M shall be offset against the interest which shall accrue on the guarantee monies deposited by RVI
9. THG shall give Bamboo Rock notice to cease all operations from 1 March 2007 and this situation shall prevail throughout the interim period (please note that RVI have indicated to Bamboo Rock that we would be happy to explore a relationship once RVI has concluded the transaction and is in a position to operate the MORO properties)
10. In the event that a diamond(s) may perchance be recovered during the interim period any revenues accruing therefrom shall be used to offset the C+M costs and surplus monies accruing therefrom shall accrue to RVI
11. At the date of signature of the agreements both parties shall review and update the asset register for the MORO
12. During the interim period designated RVI individuals and /or contractors may conduct site visits for planning purposes and RVI shall advise THG of such visits in advance
13. During the interim period RVI shall assist in the relocation of the Brakfontein pan plant to a site to be identified by RVI.
14. RVI shall provide all possible assistance to ensure that the interim period can be kept to a minimum.

Please feel free to add points that I may have missed.

Second Disclosure Letter – as per Justins latest note and our discussion of Friday I understand that the Second Disclosure Letter pertains specifically to the Interim Period. Please could we add some simple wording or modification to highlight this.

Setplan – Proposal and Scope of Work - Please could you let us have a copy as soon as this is received by THG. I gather from Mervyn when I spoke to him on Friday that nothing had yet been received from Setplan.

Meeting with Employees – following discussions with Greg Van Heerden last week we (including our Equity partner represented by Sandile Zungu) will be available for a meeting with the Union Reps in Kimberley on Thursday morning. Please be so kind as to ask Greg to confirm this meeting as soon as possible. In the

MAC JWB

meantime please also keep us abreast of any developments in respect of the employees so that we arrive at this meeting with the facts in hand.

Many thanks,

JOHN

Dr John W Bristow
President & Chief Operating Officer

Tel: +27 (0)11 461 7200
Fax: +27 (0)11 461 7235
Cell: +27 (0)82 571 3004

www.rockwellventures.com

2007/02/26

SCHEDULE 2A

FIXED ASSETS

Summary

Asset	SNo.	Asset description	Cap.date	Acquis.val.	Accum.dep.	Book val.	Curr.
8000				85,120,112	-50,618,387	34,501,724	
8500				51,128,225	-22,357,520	28,770,705	
8600				39,751,303	-17,831,912	21,919,390	
				175,999,639	-90,807,820	85,191,820	

Asset	SNo.	Class	Asset description	Cap.date	Acquis.val.	Accum.dep.	Book val.	Curr.
14093	0	00001016	SINGLE QUARTERS - BUILDING MATERIAL(14044)	2000/03/31	3,210.00	-2,300.75	909.25	ZAR
14094	0	00001016	EXTENTION TO SINGLE QUARTERS(14045)	2000/03/31	1,193,704.00	-855,491.17	338,212.83	ZAR
14095	0	00001016	FLOOR TILES FOR NEW HOSTEL BLOCK(14046)	2000/03/31	7,986.00	-6,989.00	997.00	ZAR
14096	0	00001016	32 CUPBOARDS FOR NEW HOSTEL(14047)	2000/03/31	27,800.00	-24,950.00	2,850.00	ZAR
14097	0	00001016	WOODEN KITCHEN CUPBOARD(14048)	2000/03/31	250.00	-218.50	31.50	ZAR
14117	0	00001016	BREEZE UNIT FOR 7 NEW SINGLE QUARTERS	2001/07/31	25,642.92	-11,763.00	13,049.92	ZAR
14118	0	00001016	BREEZE UNIT FOR 6 NEW SINGLE QUARTERS	2001/07/31	24,806.57	-11,424.69	13,381.88	ZAR
14120	0	00001016	16.5 x 3.6M MAN DORMITAORY UNIT	2001/11/27	97,330.92	-44,610.10	52,720.82	ZAR
14121	0	00001016	16.6 X 4.8M 6 MAN DORMITORY UNIT	2001/11/27	97,330.92	-44,610.10	52,720.82	ZAR
14124	0	00001016	6 X 2.4M ABLUTION UNIT	2001/11/27	68,882.20	-31,470.18	37,412.02	ZAR
14125	0	00001016	12 X 3.15M KITCHEN/DINING UNIT	2001/11/27	73,766.00	-33,863.75	39,902.25	ZAR
14126	0	00001016	SINGLE QUARTERS - DOUGLAS (301 sq meters)	2002/01/18	424,749.10	-194,681.25	230,067.85	ZAR
14127	0	00001016	SINGLE QUARTERS - WATER VOORSIENING	2002/01/18	16,379.56	-7,507.32	8,872.24	ZAR
14128	0	00001016	EXTRAS - PAAL RE MARF	2002/01/18	21,178.35	-9,706.77	11,471.58	ZAR
14129	0	00001016	EXTRAS - DOUGLAS	2002/01/18	73,385.20	-33,630.55	39,754.65	ZAR
14133	0	00001016	SAX FARM NO20, 21 & PORTION 1-HOPETOWN,N/CAPE 3D	2002/02/28	2,314,252.20	-1,002,842.63	1,311,409.57	ZAR
14138	0	00001016	2 X HOSTELLE & 1 X ABLUSIEBLOK	2002/02/28	528,842.28	-242,385.05	286,457.23	ZAR
14142	0	00001016	ABLUSIEBLOK BY KONSTRUKSIEKAMP	2002/02/19	112,939.80	-51,764.08	61,175.72	ZAR
14150	0	00001016	1 X HOSTEL - BLOCK A	2002/06/30	168,178.62	-67,608.00	100,570.62	ZAR
14159	0	00001016	1 X HOSTEL - BLOCK B	2002/06/30	168,176.62	-67,606.00	100,570.62	ZAR
14200	0	00001016	1 X ABLUSION BLOCK	2002/06/30	148,200.33	-60,040.61	88,159.72	ZAR
14201	0	00001016	1 X COOLTRON FOR HOSTEL - BLOCK	2002/06/30	21,502.02	-9,043.89	12,458.13	ZAR
14210	0	00001016	1 X 24 BED HOSTEL	2002/07/31	158,150.10	-74,021.10	84,129.00	ZAR
14288	0	00001016	CHANGES TO HOSTEL TO ACCOMMODATE FEMALE WORKERS	2003/03/21	55,974.00	-20,057.35	35,916.65	ZAR
14101	0	00001036	BUILDING AT COST(14051)	2000/03/31	494,794.00	-363,101.70	131,692.30	ZAR
14102	0	00001036	RECOVERY BUILDING - BUILDING MATERIAL(14052)	2000/03/31	2,273.00	-1,628.15	644.85	ZAR
14103	0	00001036	WORKSHOP OFFICE(14053)	2000/03/31	7,567.00	-5,422.85	2,144.15	ZAR
14104	0	00001036	OFFICE BLOCK(14054)	2000/03/31	108,528.00	-77,778.40	30,749.60	ZAR
14105	0	00001036	EXTENTION TO STORE BUILDING(14055)	2000/03/31	17,850.00	-12,762.45	5,087.55	ZAR
14106	0	00001036	ADDITIONAL OFFICE BLOCK(14056)	2000/03/31	135,728.00	-97,272.40	38,455.60	ZAR
14107	0	00001036	EXTENTION TO KITCHEN(14057)	2000/03/31	123,176.00	-88,276.24	34,899.76	ZAR
14108	0	00001036	AIR CONDITIONER FOR MECHANICAL OFFICE	2001/05/31	4,200.00	-1,924.00	2,276.00	ZAR
14109	0	00001036	CONCRETE AREA WITH DRAIN FOR FUEL SPILLAGE	2002/03/31	7,030.00	-2,963.50	4,066.50	ZAR
14110	0	00001036	ABLUTION BLOCK AT WORKSHOP	2001/07/31	35,000.00	-16,041.67	18,958.33	ZAR
14111	0	00001036	BOILER MAKER SHOP	2001/07/27	143,731.58	-65,831.15	77,900.43	ZAR
14112	0	00001036	ELECTRICAL STORE WITH OFFICES	2001/07/27	148,702.00	-63,613.42	85,088.58	ZAR
14113	0	00001036	ELECTRICAL WIRING OF BOILER MAKER SHOP	2001/07/27	54,940.48	-25,181.06	29,759.42	ZAR
14114	0	00001036	ELECTRICAL WIRING OF ELECTRICAL STORE & OFFICES	2001/07/27	8,800.00	-4,033.33	4,766.67	ZAR
14136	0	00001036	AFDAKKE BY MEGANIESE STOOR	2002/02/28	37,675.44	-17,267.89	20,407.55	ZAR
14137	0	00001036	BOU VAN KANTOORBLOK	2002/02/28	357,262.28	-163,745.22	193,517.06	ZAR
14141	0	00001036	YORK AIR-CONDITIONER WALL MOUNTED 9000 BTU	2002/03/08	2,100.00	-1,029.17	1,070.83	ZAR
14144	0	00001036	BOU VAN NUM KANTORE	2002/03/31	21,604.20	-8,821.72	12,782.48	ZAR
14160	0	00001036	CHANGES TO ROYAL FOODS KITCHEN	2002/04/30	48,605.02	-19,846.08	28,758.94	ZAR
14191	0	00001036	ERECTION OF COLD AND FREEZER ROOM	2002/05/31	51,255.77	-20,929.66	30,326.11	ZAR
14192	0	00001036	EXTRACTION CANOPY SYSTEM FOR KITCHEN	2002/05/31	13,909.64	-5,679.27	8,230.37	ZAR
14193	0	00001036	BOU VAN TEEKAMER EN TOILET BY DMS	2002/06/30	25,570.19	-10,867.56	14,702.63	ZAR
14202	0	00001036	1 X COOLTRON FOR OFFICE BLOCK	2002/06/30	24,182.13	-9,721.26	14,460.87	ZAR
14262	0	00001036	PS-031 : CHANGE ROOMS & STRONG ROOM	2003/02/28	368,307.83	-110,492.34	257,815.49	ZAR
14267	0	00001036	TRANSIT / FREIGHT HOLDING AREA	2003/03/31	65,960.00	-18,056.50	47,903.50	ZAR
20403	0	00002120	ISUZU DUBBELKAJUIT CY16191	1995/04/12	83,172.00	-83,172.00	0.00	ZAR
23003	0	00002120	ISUZU KB240 LWB CY74177	1998/12/31	81,838.75	-81,838.75	0.00	ZAR
24002	1	00002120	Mitsubishi L300 Spacestar CY81753	1999/05/31	1.00	0.00	1.00	ZAR
24306	0	00002120	ISUZU KB260 SWB CY107881	2000/03/31	63,073.17	-63,073.17	0.00	ZAR
24614	0	00002120	ISUZU KB260 SWB CY13399	2000/03/31	82,895.00	-82,895.00	0.00	ZAR
24630	0	00002120	ISUZU KB230 LWB CY135430	2000/06/31	81,160.25	-81,160.25	0.00	ZAR
24815	0	00002120	TOYOTA HILUX 2.0 SWB - CY134802	2001/04/31	78,193.50	-78,193.50	0.00	ZAR
24844	0	00002120	3.0 V6 NISSAN LDV - CY10388 (24426)	2000/03/31	70,000.00	-70,000.00	0.00	ZAR
24899	0	00002120	1999 MAZDA B2.6 D/CAB 4X2 D/CAB - CY35418 (26630)	2000/03/31	135,953.00	-135,953.00	0.00	ZAR
25114	0	00002120	TOYOTA HILUX 2.0 SWB - CY132244	2001/02/31	79,328.50	-79,328.50	0.00	ZAR
25115	0	00002120	TOYOTA HILUX 2.0 SWB - CY132245	2001/02/31	79,328.50	-79,328.50	0.01	ZAR
25300	0	00002120	ISUZU KB 220 LWB LX - CY80247	2001/10/31	130,000.00	-130,000.00	0.00	ZAR
25322	0	00002120	TOYOTA HILUX 2.0 SWB - CY129127	2001/11/30	78,676.54	-78,676.54	0.00	ZAR
25663	0	00002120	TOYOTA HIACE AMBULANCE - CY141728	2002/05/31	164,892.95	-164,892.95	0.00	ZAR
26187	0	00002120	ISUZU BAKKIE CY...	2002/08/22	1.00	-1.00	0.00	ZAR
24171	0	00002140	MAMBA SECURITY VEHICLE CY94681	2000/05/31	471,859.98	-471,859.98	0.00	ZAR
24674	0	00002140	1 X ISUZU NPR 300 DIESEL VRAGMOTOR CY25039	2000/11/30	142,275.00	-142,275.00	0.00	ZAR
24675	0	00002140	1 X ISUZU NQR 500 VRAGMOTOR CY25862	2000/11/30	179,864.34	-179,864.34	0.00	ZAR
24868	0	00002140	MERCEDES-BENZ ATEGO 2628B/33 - CY136293	2001/03/31	556,856.25	-429,223.13	127,633.12	ZAR
24560	0	00002140	SAMIL 100 6X6 FUEL BOWSER - CY42777 (24813)	2000/03/31	425,000.00	-309,200.00	115,800.00	ZAR
25782	0	00002140	NISSAN USED 1999 8 TON TRUCK + CRANE : CY184372	2003/08/30	361,000.00	-173,516.66	187,483.34	ZAR
24695	0	00002160	MERCEDES BENZ 30 SITPLEK BUS CY...	1999/03/05	348,100.00	-249,478.12	98,621.88	ZAR
25105	0	00002160	TOYOTA HIACE 2200 SUPER 16 - CY145793	2001/10/31	120,407.83	-102,346.67	18,061.16	ZAR
25106	0	00002160	MERCEDES-BENZ 313CDI PVLR SPR - CY33702	2001/10/31	210,914.00	-186,042.36	24,871.64	ZAR
24567	0	00002200	TRAC#2 : Fiat 70-66 tractor number 2 (24444)	2000/03/31	56,000.00	-56,000.00	0.00	ZAR
25475	0	00002260	4 TON DIESEL FORKLIFT	2002/03/31	90,000.00	-76,500.00	13,500.00	ZAR
24970	0	00002280	FURNITURE(24447)	2000/03/31	28,484.00	-28,484.00	0.00	ZAR
24971	0	00002280	10 X 76 X 120 SPONGE MATRESSES(24448)	2000/03/31	1,053.00	-1,053.00	0.00	ZAR
24972	0	00002280	2 X 107CM PINE BEDS(24449)	2000/03/31	1,139.00	-1,139.00	0.00	ZAR
24973	0	00002280	KENWOOD ... RADIO(24450)	2000/03/31	3,900.00	-3,900.00	0.00	ZAR
24974	0	00002280	HOOVER VACUUM CLEANER(24451)	2000/03/31	158.00	-158.00	0.00	ZAR
24975	0	00002280	MICROWAVE OVEN(24452)	2000/03/31	340.00	-340.00	0.00	ZAR
24976	0	00002280	DEFY 4 BURNER GAS STOVE(24453)	2000/03/31	788.00	-788.00	0.00	ZAR
24977	0	00002280	DEFY 270L GAS ELECTRIC FRIDGE(24454)	2000/03/31	2,297.00	-2,297.00	0.00	ZAR
24978	0	00002280	KITCHEN SET(24455)	2000/03/31	1,390.00	-1,390.00	0.00	ZAR
24979	0	00002280	LG MICROWAVE OVEN(24456)	2000/03/31	1,348.00	-1,348.00	0.00	ZAR
24980	0	00002280	KELVINATOR 4 PLATE STOVE(24457)	2000/03/31	2,039.00	-2,039.00	0.00	ZAR
24981	0	00002280	SPEED QUEEN WASHING MACHINE(24458)	2000/03/31	3,949.00	-3,949.00	0.00	ZAR
24982	0	00002280	RADIO FOR GUEST HOUSE - DOUGLAS(24459)	2000/03/31	670.00	-670.00	0.00	ZAR
24983	0	00002280	FRIDGEMASTER 330L FRIDGE(24460)	2000/03/31	1,631.00	-1,631.00	0.00	ZAR
24993	1	00002280	Coolbreeze Water Coolers (See 25138)	2006/06/21	90,493.10	-79,936.26	10,556.84	ZAR
24994	1	00002280	KIC TF640 D/DOOR FRIDGE FR(24581)	2000/03/31	1,000.00	-1,000.00	0.00	ZAR
24995	1	00002280	4 STUK ONTVANGSEENHEID(24582)	2000/03/31	700.00	-700.00	0.00	ZAR

24986	0	00002280	MIDLANDS DRAAGBARE RADIOS(24591)	2000/03/31	2,000.00	-2,000.00	0.00 ZAR
24987	0	00002280	3 X KENWOOD TK264 RADIOS(24593)	2000/03/31	2,000.00	-2,000.00	0.00 ZAR
25458	0	00002280	4 X C37 5 DRAWER DESKS	2002/02/28	4,210.96	-4,210.96	0.00 ZAR
25459	0	00002280	1200MM X 600MM SAVER DESK	2002/02/28	489.40	-489.40	0.00 ZAR
25460	0	00002280	6 X 4 DRAWER FILING CABINETS	2002/02/28	2,539.71	-2,539.71	0.00 ZAR
25461	0	00002280	6 X LOW BACK CHAIRS	2002/02/28	1,745.88	-1,745.88	0.00 ZAR
25462	0	00002280	6 X VISITORS CHAIRS - NO ARMS	2002/02/28	980.49	-980.49	0.00 ZAR
25463	0	00002280	5 X BOOKCASES WITH GLASS SLIDING DOORS	2002/02/28	4,775.03	-4,775.03	0.00 ZAR
25465	0	00002280	46 X BEDS AND MATTRESSES	2002/02/28	22,782.10	-22,782.10	0.00 ZAR
25597	0	00002280	1 X DEFY STOVE	2002/03/01	2,109.63	-2,109.63	0.00 ZAR
25595	0	00002280	1 X DEFY D/DOOR FRIDGE	2002/03/01	2,144.21	-2,144.21	0.00 ZAR
25598	0	00002280	1 X DEFY CHEST FREEZER	2002/03/01	1,538.99	-1,538.99	0.00 ZAR
25600	0	00002280	20 X 2 DOOR ROBES	2002/03/01	8,898.31	-8,898.31	0.00 ZAR
25601	0	00002280	4 X 5 PC CAMEO SETS	2002/03/01	1,981.19	-1,981.19	0.00 ZAR
25602	0	00002280	19 X PINE BEDS	2002/03/01	5,069.05	-5,069.05	0.00 ZAR
25603	0	00002280	13 X SPONGE MATTRESSES	2002/03/01	2,000.02	-2,000.02	0.00 ZAR
25740	0	00002280	8 X 107CM PINE BEDS	2002/06/30	2,753.38	-2,753.38	0.00 ZAR
25741	0	00002280	8 X ROBES	2002/06/30	2,815.07	-2,815.07	0.00 ZAR
25742	0	00002280	6 X 107CM MATRESSES	2002/06/30	3,641.82	-3,641.82	0.00 ZAR
25743	0	00002280	6 X ARM CHAIRS BURGANDY	2002/06/30	6,062.05	-6,062.05	0.00 ZAR
25744	0	00002280	X 7600 H/B LEATHER CHAIRS	2002/06/30	1,580.87	-1,580.87	0.00 ZAR
25745	0	00002280	2 X 7605 ARM CHAIRS	2002/06/30	1,560.88	-1,560.88	0.00 ZAR
25746	0	00002280	1 X 1500X750 3 DRAWER DESK	2002/06/30	743.82	-743.82	0.00 ZAR
25747	0	00002280	1 X TYPIST BUDGET CHAIR	2002/06/30	343.67	-343.67	0.00 ZAR
25748	0	00002280	1 X COMPUTER STAND PERSONAL	2002/06/30	630.74	-630.74	0.00 ZAR
25749	0	00002280	12 X VISITORS CHAIRS BURGANDY	2002/06/30	8,401.88	-8,401.88	0.00 ZAR
25750	0	00002280	1 X 66 CONF 3.6M X 1.8M/2 H/R	2002/06/30	5,815.95	-5,815.95	0.00 ZAR
25751	0	00002280	1 X WASTE BIN	2002/06/30	194.05	-194.05	0.00 ZAR
25752	0	00002280	12 X INRYG GORDYNE SONDER VOERING	2002/06/30	1,001.22	-1,001.22	0.00 ZAR
25753	0	00002280	3 X 6000 RANGE CHAIRS BURGANDY	2002/06/30	3,525.64	-3,525.64	0.00 ZAR
25754	0	00002280	1 X TYPIST BUDGET CHAIR	2002/06/30	343.67	-343.67	0.00 ZAR
25755	0	00002280	1 X 4 DRAWER STEEL CABINET	2002/06/30	562.02	-562.02	0.00 ZAR
25756	0	00002280	1 X 1200X750 DESK SHELL	2002/06/30	359.83	-359.83	0.00 ZAR
25757	0	00002280	1 X 750X750MM CORNER LINK	2002/06/30	149.00	-149.00	0.00 ZAR
25758	0	00002280	1 X 1500X750 DESK SHELL	2002/06/30	408.35	-408.35	0.00 ZAR
25759	0	00002280	1 X 750X450MM CORNER LINK	2002/06/30	121.30	-121.30	0.00 ZAR
25760	0	00002280	1 X OAK SLIDING DOOR CREDENZA	2002/06/30	663.05	-663.05	0.00 ZAR
25768	0	00002280	48 X 91X125 MATTRESSES	2002/06/30	11,207.88	-11,207.88	0.00 ZAR
25769	0	00002280	24 X UNLINED CURTAINS	2002/06/30	1,705.58	-1,705.58	0.00 ZAR
25770	0	00002280	48 X DIVAN STEEL BEDS	2002/06/30	11,756.07	-11,756.07	0.00 ZAR
26022	0	00002280	24 X BEDS STEEL DIVAN	2002/01/31	5,662.30	-5,662.30	0.00 ZAR
26638	0	00002280	3 X COFFEE TABLES	2002/04/01	1,052.89	-788.64	264.25 ZAR
26639	0	00002280	TYPIST CHAIR	2002/04/01	350.94	-266.20	84.74 ZAR
26640	0	00002280	HIGHBACK S/T CHAIR	2002/04/01	491.34	-372.69	118.65 ZAR
26641	0	00002280	TEL/FAX TABLE	2002/04/01	421.17	-318.45	104.72 ZAR
26642	0	00002280	10 X VISITORS CHAIRS	2002/04/01	2,176.95	-1,650.49	525.46 ZAR
26643	0	00002280	CONFERENCE TABLE	2002/04/01	1,403.05	-1,104.09	299.00 ZAR
26686	0	00002280	PS031 : 20 X ONE DOOR SINGLE LOCKERS	2003/02/28	8,843.32	-8,843.32	0.00 ZAR
26687	0	00002280	PS031 : 10 X TWO DOOR SINGLE LOCKERS	2003/02/28	8,908.85	-8,908.85	0.00 ZAR
21048	0	00002300	NASHUA FAX 240	1999/11/01	3,630.00	-3,630.00	0.00 ZAR
22147	0	00002300	POLYCOM SOUND STATION	1999/11/22	6,235.00	-6,235.00	0.00 ZAR
24388	0	00002300	RIFLE SAFE(24461)	2000/03/31	522.00	-522.00	0.00 ZAR
24389	0	00002300	5 FT STEEL CABINET(24462)	2000/03/31	550.00	-550.00	0.00 ZAR
24391	0	00002300	HP ELECTRONIC CALCULATOR(24464)	2000/03/31	472.00	-472.00	0.00 ZAR
24392	0	00002300	OFFICE H-BACK CHAIR(24465)	2000/03/31	910.00	-910.00	0.00 ZAR
24993	0	00002300	DOCUMENT BINDING MACHINE(24466)	2000/03/31	1,905.00	-1,905.00	0.00 ZAR
24994	0	00002300	SEMI AUTOMATIC 12 BORE SHOTGUN(24467)	2000/03/31	800.00	-800.00	0.00 ZAR
24995	0	00002300	4 DRAWER STEEL FILING CABINET(24468)	2000/03/31	450.00	-450.00	0.00 ZAR
24996	0	00002300	4 DRAWER STEEL FILING CABINET(24469)	2000/03/31	450.00	-450.00	0.00 ZAR
24997	0	00002300	4 DRAWER STEEL FILING CABINET(24470)	2000/03/31	160.00	-160.00	0.00 ZAR
24998	0	00002300	METTLER ELECTRONIC BALANCE MODEL BD 202(24471)	2000/03/31	4,453.00	-4,453.00	0.00 ZAR
24999	0	00002300	PIPES PLUS COUPLINGS(24472)	2000/03/31	508.00	-508.00	0.00 ZAR
25000	0	00002300	BOOK SHELF(24473)	2000/03/31	1,512.00	-1,512.00	0.00 ZAR
25001	0	00002300	DIGITAL CAMERA(24474) - TRANS	2000/03/31	3,710.00	-3,710.00	0.00 ZAR
25002	0	00002310	MAP TABLE WITH LIGHT(24475)	2000/03/31	3,795.00	-3,795.00	0.00 ZAR
25003	0	00002310	1 X DESK PLUS 4 CHAIRS(24476)	2000/03/31	1,950.00	-1,950.00	0.00 ZAR
25004	0	00002300	TRIPOD SCREEN(24477)	2000/03/31	1,937.00	-1,937.00	0.00 ZAR
25006	0	00002300	2 X 940 PLAN FILING CABINETS(24479)	2000/03/31	10,072.00	-10,072.00	0.00 ZAR
25007	0	00002300	TRIPOD STAND(24480)	2000/03/31	1,258.00	-1,258.00	0.00 ZAR
25008	0	00002300	SALTER TYPE 235/254 SCALE(24481)	2000/03/31	2,273.00	-2,273.00	0.00 ZAR
25009	0	00002300	SHARP ELECTRONIC CALCULATOR(24482)	2000/03/31	390.00	-390.00	0.00 ZAR
25010	0	00002300	6 X HAND HELD 2 WAY RADIOS(24483)	2000/03/31	15,800.00	-15,800.00	0.00 ZAR
25011	0	00002300	GENERAL ELECTRIC ANSWERING MACHINE(24484)	2000/03/31	250.00	-250.00	0.00 ZAR
25012	0	00002300	WATER COOLER(24485)	2000/03/31	2,875.00	-2,875.00	0.00 ZAR
25013	0	00002300	SAMSUNG FAX MACHINE(24486)	2000/03/31	2,700.00	-2,700.00	0.00 ZAR
25015	0	00002300	ELMO COMBO 300P OVERHEAD PROJECTOR(24488)	2000/03/31	3,800.00	-3,800.00	0.00 ZAR
25016	0	00002300	DESK(24489)	2001/03/31	1,800.00	-1,800.00	0.00 ZAR
25017	0	00002300	2 X OFFICE CHAIRS(24490)	2001/03/31	3,859.00	-3,859.00	0.00 ZAR
25018	0	00002300	PHONE/FAX/COPIER(24491)	2001/03/31	2,099.00	-2,099.00	0.00 ZAR
25019	0	00002300	ANTIQUE DIAMOND SCALE(24492)	2001/03/31	1,380.00	-1,380.00	0.00 ZAR
25020	0	00002300	GUILLOTINE 1033(24493)	2001/03/31	585.00	-585.00	0.00 ZAR
25021	0	00002300	GUILLOTINE 1043(24494)	2001/03/31	1,045.00	-1,045.00	0.00 ZAR
25022	0	00002300	ELITE PLATFORM SCALE(24495)	2001/03/31	3,031.00	-3,031.00	0.00 ZAR
15478	0	00002100	PUMA PENCIL GRINDER	2000/03/31	385.48	-385.48	0.00 ZAR
26635	0	00002300	2 X SAFES	2000/04/01	1,824.99	-1,824.99	0.00 ZAR
26539	0	00002300	2 X GUN LOCKERS	2000/04/01	2,526.91	-2,526.91	0.00 ZAR
26837	0	00002300	Airconditioner LGQ096ABL	2003/09/30	6,000.00	-4,167.50	1,832.50 ZAR
26838	0	00002300	Airconditioner LGQ096ABL	2003/09/30	6,000.00	-4,167.50	1,832.50 ZAR
25859	0	00002310	FRENOX CONVECTION OVEN 10 PAN	2002/06/30	45,950.27	-35,228.01	10,722.28 ZAR
25860	0	00002310	OIL JACKET POT 225 LITRE	2002/06/30	12,894.67	-8,886.17	3,008.50 ZAR
25861	0	00002310	TILTING FRYPAN 80 LITRE	2002/06/30	16,885.35	-12,849.17	3,049.18 ZAR
25862	0	00002310	POTATO PEELER CROYDON 10 KG	2002/06/30	4,636.54	-3,554.86	1,081.68 ZAR
25863	0	00002310	SLICER RHENINGHAUS ARGENTA	2002/06/30	5,743.78	-4,403.39	1,340.39 ZAR
25864	0	00002310	DITO TRS VEGETABLE CUTTER	2002/06/30	8,996.29	-5,897.35	2,098.93 ZAR
25865	0	00002310	POTATO CHIPPER 7 HOLE WITH GREASE	2002/06/30	576.69	-442.30	134.39 ZAR
25866	0	00002310	S/S ELECTRIC URN 30 LITRE	2002/06/30	1,706.88	-1,306.45	399.63 ZAR
25867	0	00002310	S/S ELECTRIC URN 12 LITRE	2002/06/30	716.10	-548.49	165.61 ZAR
25888	0	00002310	2 X S/S COMBINATION BOXES	2002/06/30	6,624.52	-4,544.62	1,363.70 ZAR

25889	0	00002310	2 X BIE TABLES	2000/06/30	2,583.05	-1,980.54	601.01	ZAR
15870	0	00002310	VARIOUS CROCKERY AND CUTLERY	2000/06/30	10,288.11	-7,887.16	2,400.95	ZAR
21403	0	00002320	HYDRAULIC PRESS	1999/12/01	46,950.00	-46,950.00	0.00	ZAR
24805	0	00002320	2 Ton Engine Crane (refer Asset 25531)	2002/03/31	0.00	0.00	0.00	ZAR
24808	1	00002320	2 Ton Engine Crane (refer Asset 25531)	2002/03/31	1,428.60	-699.89	728.71	ZAR
24811	0	00002320	1 X B50 RIO VITA WATER COOLER SYSTEM	2001/03/31	2,800.00	-2,800.00	0.00	ZAR
24812	0	00002320	1 X B50 RIO VITA WATER COOLER SYSTEM	2001/03/31	2,800.00	-2,800.00	0.00	ZAR
24813	0	00002320	1 X B50 RIO VITA WATER COOLER SYSTEM	2001/03/31	2,800.00	-2,800.00	0.00	ZAR
24814	0	00002320	1 X B50 RIO VITA WATER COOLER SYSTEM	2001/03/31	2,800.00	-2,800.00	0.00	ZAR
25023	0	00002320	WELDER(24486)	2000/03/31	14,000.00	-14,000.00	0.00	ZAR
25024	0	00002320	WELDER(24487)	2000/03/31	14,000.00	-14,000.00	0.00	ZAR
25025	0	00002320	WELDER(24488)	2000/03/31	12,000.00	-12,000.00	0.00	ZAR
25026	0	00002320	SURVEILLANCE EQUIPMENT(24490)	2000/03/31	5,150.00	-5,150.00	0.00	ZAR
25028	0	00002320	DIALARC WELDER 380 VOLT 250AM(24584)	2000/03/31	2,150.00	-2,150.00	0.00	ZAR
25029	0	00002320	BENCH GRINDERS DS 7211(24585)	2000/03/31	380.00	-380.00	0.00	ZAR
25031	0	00002320	CUTTING TORCH SET COMPLETE(24587)	2000/03/31	300.00	-300.00	0.00	ZAR
25032	0	00002320	CUTTING TORCH SET COMPLETE(24588)	2000/03/31	300.00	-300.00	0.00	ZAR
25033	0	00002320	COMPLETE CUTTING TORCH(24589)	2000/03/31	301.00	-300.90	0.00	ZAR
25034	0	00002320	32MM TENSIONER(24590)	2000/03/31	320.00	-320.00	0.00	ZAR
25035	0	00002320	2 X MOTOROLA 2 RIGGING RADIOS(24652)	2000/03/31	2,000.00	-2,000.00	0.00	ZAR
25036	0	00002320	4KW 11,2 CFM KOMPRESSOR(24655)	2000/03/31	2,000.00	-2,000.00	0.00	ZAR
25038	0	00002320	TETRAGAGE 6V7620(24678)	2000/03/31	6,650.83	-6,650.83	0.00	ZAR
25039	0	00002320	3000KG YALE RATCHET LEVER HOIST WITH 3M LIFT	2000/03/31	3,172.10	-2,643.69	528.41	ZAR
25040	0	00002320	1500KG YALE RATCHET LEVER HOIST WITH 3M LIFT(24721	2000/03/31	2,843.87	-2,452.00	400.77	ZAR
25041	0	00002320	100 TON H-FRAME BENCH PRESS(24724)	2000/03/31	57,820.00	-48,184.00	9,636.00	ZAR
25042	0	00002320	10MM X 3M KLEVLOCK GRAB HOOK CHAIN WITH SHACKLES	2000/03/31	2,158.79	-1,798.85	359.94	ZAR
25043	0	00002320	2 X CHAIN SLINGS 7MM X 2.5M(24725)	2000/03/31	1,234.89	-1,029.04	204.85	ZAR
25044	0	00002320	4 X HILIFTS & 12 X SHACKLES(24727)	2000/03/31	932.35	-777.88	154.47	ZAR
25045	0	00002320	1 X TOOLBOX FOR ARTISAN(24806)	2000/03/31	7,220.92	-7,220.92	0.00	ZAR
25046	0	00002320	ALCOTEST 7410 PLUS MOUTH PIECES(24807)	2000/03/31	5,785.00	-5,785.00	0.00	ZAR
25047	0	00002320	Cut off saw 400mm Spiese AC400w(24942)	2000/03/31	3,500.00	-3,500.00	0.00	ZAR
25048	0	00002320	Thunderbolt AC/DC 30X200 welder(24954)	2000/03/31	3,799.80	-3,799.80	0.00	ZAR
25050	0	00002320	1.5tonne hoist 3m lift(24865)	2000/03/31	1,500.00	-1,500.00	0.00	ZAR
25051	0	00002320	10m x 4m sling hoist(24866)	2000/03/31	8,073.00	-8,073.00	0.00	ZAR
25320	0	00002320	REXON 16MM PEDESTAL DRILL	2001/11/30	2,778.30	-2,407.87	370.43	ZAR
25321	0	00002320	7 X HEAVY DUTY MACHINE STANDS	2001/11/30	10,642.03	-9,223.11	1,418.92	ZAR
25323	0	00002320	TAP & DICE SET 1/4 - 1"	2001/11/30	2,474.75	-2,144.78	329.97	ZAR
25324	0	00002320	TAP AND DIE SET 6 - 24MM	2001/11/30	3,022.25	-2,568.92	453.33	ZAR
25438	0	00002320	4 X CENTRE HOLE SINGLE ACTING CYLINDERS	2002/02/28	43,472.02	-31,886.89	11,585.13	ZAR
25440	0	00002320	P140 HAND PUMP	2002/02/28	4,206.10	-3,084.47	1,121.63	ZAR
25477	0	00002320	5 X VICE RECORDS EV140	2002/03/31	2,907.35	-2,568.16	339.19	ZAR
25479	0	00002320	200MM BENCH GRINDER	2002/03/31	1,978.84	-1,747.99	230.85	ZAR
25481	0	00002320	3 X OIL TROLLIES	2002/03/31	10,440.00	-9,222.00	1,218.00	ZAR
25518	0	00002320	INTERACOUSTICS AS 216 (MEDICAL)	2002/03/31	12,600.15	-10,416.79	2,083.38	ZAR
25520	0	00002320	EVEREST AUDIO (MEDICAL)	2002/03/31	3,001.11	-2,500.92	500.19	ZAR
25521	0	00002320	MINI AUDIOMETRIC BOOTH (MEDICAL)	2002/03/31	11,897.73	-9,908.13	1,989.60	ZAR
25522	0	00002320	SPIROFLOW 2000 (MEDICAL)	2002/03/31	19,200.50	-16,950.42	2,250.08	ZAR
25523	0	00002320	KEYSTONE DVS II VISION SCREENER (MEDICAL)	2002/03/31	16,298.42	-13,582.00	2,716.42	ZAR
25524	0	00002320	DELIVERY, INSTALLATION & TRAINING (MEDICAL)	2002/03/31	2,197.24	-1,831.05	366.19	ZAR
25527	0	00002320	4KVA 200AMP GENERATOR WELDER	2002/03/31	9,680.00	-8,221.00	1,462.00	ZAR
25528	0	00002320	SIMPLEX 100 TON HYDRAULIC JACK	2002/03/31	10,845.00	-9,215.25	1,629.75	ZAR
25529	0	00002320	POWER PACK SIMPLEX PEM 4035	2002/03/31	29,479.05	-24,547.19	4,931.86	ZAR
25530	0	00002320	HT TOOLS FOR POWERLINE MAINTENANCE	2002/03/31	26,179.36	-20,507.16	5,672.20	ZAR
26082	0	00002320	30 X MOTOROLA P040 RADIOS	2002/03/31	71,505.72	-65,996.07	5,999.65	ZAR
25588	0	00002320	8 X MOTOROLA GM350 RADIOS	2002/03/31	16,303.40	-11,956.02	4,347.38	ZAR
25554	0	00002320	MOTOROLA RADIO EQUIPMENT	2002/03/31	5,605.38	-4,098.04	1,468.34	ZAR
25555	0	00002320	1 X MOTOROLA GR100 REPEATER	2002/03/31	16,501.62	-11,459.80	5,041.82	ZAR
25556	0	00002320	CONSULTING & MOTOROLA RADIO EXTRAS	2002/03/31	28,273.38	-20,733.84	7,539.54	ZAR
25558	0	00002320	2 X ARTISAN TOOLSETS	2002/03/31	14,507.66	-12,573.30	1,934.36	ZAR
25664	0	00002320	NOKIA 6210 CELL PHONE & CAR KIT	2002/05/31	3,258.82	-3,066.00	192.82	ZAR
25726	0	00002320	PUMP & FILTER 9000L - 24000L/HR	2002/08/20	17,798.85	-13,785.65	4,013.28	ZAR
25729	0	00002320	SEPTIESE TENK	2002/06/30	7,957.41	-7,957.41	0.00	ZAR
25765	0	00002320	2 X FITTER TOOLSETS	2002/06/30	10,504.06	-8,649.44	1,854.64	ZAR
25740	0	00002320	1 X BOILERMAKER TOOLSET	2002/06/30	5,327.05	-4,349.72	977.33	ZAR
25767	0	00002320	2 X ELECTRICIAN TOOLSETS	2002/06/30	29,360.94	-19,561.35	9,799.59	ZAR
26042	0	00002320	2 X AGRI MOBILE TOILETS	2002/07/31	22,900.00	-18,030.00	4,870.00	ZAR
26526	0	00002320	2 X MOBILE RADIOS	2002/04/01	4,773.04	-3,620.42	1,152.62	ZAR
26527	0	00002320	BRASS LOCKS	2002/04/01	3,509.61	-2,662.08	847.53	ZAR
26608	0	00002320	MILITARY POUCH	2002/04/01	350.87	-266.12	84.75	ZAR
26658	0	00002320	BELT SCALE FOR PAN PLANT	2003/01/31	47,822.00	-26,835.63	20,986.37	ZAR
26659	0	00002320	BELT SCALE FOR PAN PLANT	2003/01/31	47,822.00	-26,835.63	20,986.37	ZAR
26660	0	00002320	BELT SCALE FOR PAN PLANT	2003/01/31	47,822.00	-26,835.63	20,986.37	ZAR
26661	0	00002320	BELT SCALE FOR PAN PLANT	2003/01/31	47,822.00	-26,835.63	20,986.37	ZAR
26662	0	00002320	BELT SCALE FOR PAN PLANT	2003/01/31	47,822.00	-26,835.63	20,986.37	ZAR
26726	0	00002320	P040 MOTOROLA PORTABLE RADIO	2003/03/31	3,400.00	-1,870.00	1,530.00	ZAR
26727	0	00002320	P040 MOTOROLA PORTABLE RADIO	2003/03/31	3,400.00	-1,870.00	1,530.00	ZAR
26728	0	00002320	P040 MOTOROLA PORTABLE RADIO	2003/03/31	3,400.00	-1,870.00	1,530.00	ZAR
26729	0	00002320	P040 MOTOROLA PORTABLE RADIO	2003/03/31	3,400.00	-1,870.00	1,530.00	ZAR
26730	0	00002320	P040 MOTOROLA PORTABLE RADIO	2003/03/31	3,400.00	-1,870.00	1,530.00	ZAR
26776	0	00002320	ELECTRICAL TOOLKIT FINAL RECOVERY	2003/08/31	19,762.71	-11,198.87	8,563.84	ZAR
26777	0	00002320	FITTERS TOOLKIT FINAL RECOVERY	2003/08/31	28,569.20	-16,189.21	12,379.99	ZAR
26778	0	00002320	INSTRUMENTATION TOOLKIT FINAL RECOVERY	2003/08/31	8,198.86	-4,472.69	3,726.17	ZAR
26779	0	00002320	BOILER MAKERS TOOLKIT FINAL RECOVERY	2003/05/31	4,140.00	-2,346.37	1,793.63	ZAR
26132	0	00002320	Fluke Oscilloscope cw Software Model 123	2003/09/30	18,005.00	-8,402.33	9,602.67	ZAR
26133	0	00002320	Lime Air Impact Wrench - 1"	2003/09/30	5,116.72	-2,473.09	2,643.63	ZAR
25485	0	00002330	EVAPORATOR - LONGRUN 12V & INSTALLATION	2002/05/31	17,005.07	-13,320.95	3,684.12	ZAR
25968	0	00002330	PACETECH 911 S MONITOR & METER	2002/05/31	30,002.29	-23,501.85	6,500.44	ZAR
25967	0	00002330	OXYGEN SET - CYLINDER, REGULATOR ETC	2002/05/31	2,219.03	-1,738.32	480.71	ZAR
25568	0	00002330	BULLNOSE REGULATOR FOR OXYGEN CYLINDER	2002/05/31	1,245.38	-975.64	269.84	ZAR
25969	0	00002330	ALUMINIUM SCOOP STRETCHER	2002/05/31	2,354.89	-1,844.68	510.21	ZAR
25970	0	00002330	VACU-AID ELECTRIC SUCTION UNIT	2002/05/31	3,739.13	-2,930.07	809.06	ZAR
25971	0	00002330	TRACTION SPLINT (TRAC3)	2002/05/31	1,924.67	-1,507.33	417.34	ZAR
25972	0	00002330	ENTONOX SET COMPLETE	2002/05/31	5,117.33	-4,008.49	1,108.84	ZAR
25973	0	00002330	MEDICAL EQUIPMENT - SMALLS	2002/05/31	3,894.07	-3,051.17	843.50	ZAR
25185	0	00002350	TOTAL STATION, TRIPOD, PRISM, HOLDER & TARGET	2001/05/31	65,310.00	-49,294.00	16,016.00	ZAR
25052	0	00002400	FENCING(24600)	2000/03/31	164,713.99	-134,545.44	30,168.55	ZAR
25053	0	00002400	FENCING OF PLANT(24857)	2000/03/31	77,390.00	-39,340.00	38,050.00	ZAR
25054	0	00002400	FENCING OF SCRAP YARD(24915)	2000/03/31	10,000.00	-4,999.57	5,000.43	ZAR

25058	D	00002400	WATER RETICULATION SYSTEM - BRIDGE OVER RIVER	2000/03/31	200,834.57	-179,703.38	71,133.19	ZAR
26407	D	00002400	SECURITY FENCING OF MINING AREA	2002/02/28	1,129,910.25	-517,876.55	642,034.71	ZAR
25627	D	00002400	HERGRUIS VAN PAD - PAAL BEWERK TOT BY SAXENDRIFT	2002/05/31	402,003.37	-157,256.15	244,847.22	ZAR
26703	D	00002400	FENCING OF MEDIUM/ HIGH RISK SECURITY AREA	2003/02/28	48,261.70	-13,108.61	35,157.09	ZAR
26714	D	00002400	FENCE AROUND SALVAGE YARD	2003/03/31	39,859.32	-12,269.95	27,589.38	ZAR
26716	D	00002400	AIR STRIP & FENCE	2003/03/31	325,977.40	-99,687.31	226,310.09	ZAR
20058	D	00002420	LISTER GENSET 20 KVA ON SERVICE TRUCK (24603)	2000/03/31	20,000.00	-18,086.67	1,913.33	ZAR
20058	1	00002420	Caterpillar 3406 Generator Set (See docs 25391)	2000/03/31	214,245.10	-154,087.71	60,157.39	ZAR
25059	D	00002420	4 KILOMETER QUICK COUPLING PIPELINE + 2 PUMPS	2000/03/31	159,386.00	-133,789.66	25,596.34	ZAR
25060	D	00002420	ELECTRICAL SUB-STATION(24606)	2000/03/31	21,324.00	-17,899.72	3,424.28	ZAR
25061	D	00002420	WATER RETICULATION SYSTEM - 2 X X88 125-200 PUMPS	2000/03/31	34,280.50	-24,559.26	9,721.24	ZAR
25062	D	00002420	WATER RETICULATION SYSTEM - RIVERPUMPS(24907)	2000/03/31	200,850.49	-143,892.74	56,957.75	ZAR
25063	D	00002420	WATER RETICULATION SYSTEM- ELECTRICAL RETICULATION	2000/03/31	266,183.05	-189,981.62	76,201.43	ZAR
25064	D	00002420	WATER RETICULATION SYSTEM-P/STATION W 200MM P/LINE	2000/03/31	92,748.73	-66,446.77	26,301.96	ZAR
25065	D	00002420	WATER RETICULATION SYSTEM-P/STATION W 160MM P/LINE	2000/03/31	48,719.37	-34,904.24	13,815.13	ZAR
25066	D	00002420	WATER RETICULATION SYSTEM - FLOATCONS(24911)	2000/03/31	106,249.63	-76,150.50	30,099.13	ZAR
25067	D	00002420	WATER RETICULATION SYSTEM - RESERVOIR(24912)	2000/03/31	317,068.60	-227,167.40	89,901.20	ZAR
25068	D	00002420	WATER RETICULATION SYSTEM - PIPELINE(24913)	2000/03/31	2,022,068.08	-1,448,643.45	573,424.63	ZAR
25352	D	00002420	22 KV KRAGLYN VERSKUIWING	2002/01/31	50,659.63	-22,374.66	28,284.98	ZAR
25358	D	00002420	22 KV KRAGLYN MEETPUNT	2002/01/31	32,936.88	-14,547.13	18,389.75	ZAR
25364	D	00002420	ELECTRICAL INSTALLATION AT SAXENDRIFT	2002/01/31	146,810.58	-65,036.30	81,774.28	ZAR
25370	D	00002420	ELECTRICAL INSTALLATION	2002/01/31	865,326.04	-616,976.89	248,349.15	ZAR
25547	D	00002420	FLYGT SUBMERSIBLE PUMP	2002/03/31	30,621.00	-21,414.29	9,206.71	ZAR
25771	D	00002420	OPGRADEER SKUIWERINGSTELSEL	2002/05/31	54,150.83	-21,769.07	32,381.76	ZAR
25904	D	00002420	PS-021 : 3 X MODEL EM PROCESS AUTOM	2002/07/31	78,099.82	-52,539.28	25,560.54	ZAR
25906	D	00002420	PS-021 : 1 X MODEL EM6220/600/EZ SCALE	2002/07/31	26,252.64	-16,142.22	10,110.42	ZAR
25907	D	00002420	PS-021 : 5 X WEIGH CLASS IDLERS - 800MM	2002/07/31	4,576.29	-3,071.88	1,504.41	ZAR
25908	D	00002420	PS-021 : 4 X LOCAL TERMINAL UNITS	2002/07/31	5,737.35	-3,852.08	1,885.27	ZAR
25909	D	00002420	PS-021 : 4 X INSTALLATION KITS	2002/07/31	5,389.55	-3,313.90	2,075.65	ZAR
25910	D	00002420	PS-021 : 4 X DOUBLE DOOR ENCLOSURES	2002/07/31	2,260.17	-1,517.49	742.68	ZAR
25941	D	00002420	RED PRIMARY CRUSHER - POWER LINE	2002/07/31	79,480.46	0.00	79,480.46	ZAR
25942	D	00002420	RED PRIMARY CRUSHER - ELECTRICAL INSTALLATION	2002/07/31	374,106.22	0.00	374,106.22	ZAR
26211	D	00002420	CONSTRUCTION OF POWER LINE	2002/08/31	64,106.25	-45,708.18	18,398.07	ZAR
26262	D	00002420	PS-028BRAKF. SLURRY PUMP - 2 X 22KW 4P 380V MOTORS	2002/10/31	12,742.42	-7,941.71	4,800.71	ZAR
26263	D	00002420	PS-028 BRAKF. SLURRY PUMP - HD60H GLAND SERV PUMP	2002/10/31	12,513.31	-7,798.92	4,714.39	ZAR
26264	D	00002420	PS-028 BRAKF.SLURRYPUMP-2 X 3/2 C-AH WAL NET PUMPS	2002/10/31	29,302.27	-18,256.41	11,045.86	ZAR
26265	D	00002420	PS-028 BRAKF.SLURRY PUMP-314MX 125MM OD HDPE PIPE	2002/10/31	38,169.86	-23,801.93	14,367.93	ZAR
26266	D	00002420	PS-028BRAKF.SLURRY PUMP-174M X 125MM OD HDPE PIP	2002/10/31	151,696.70	-94,482.64	57,214.06	ZAR
26267	D	00002420	PS-028BRAKF.SLURRY PUMP-4 X125MMOD LONG RAD BEND	2002/10/31	2,468.69	-1,538.68	930.01	ZAR
26268	D	00002420	PS-028BRAKF. SLURRY PUMP- 8X125MMOD LONG RAD BEND	2002/10/31	4,906.10	-3,035.13	1,870.97	ZAR
26269	D	00002420	PS-028 BRAKF. SLURRY PUMP - 3 X 125MM OD T-PIECES	2002/10/31	5,053.22	-3,149.42	1,903.80	ZAR
26270	D	00002420	PS-028 BRAKF. SLURRY PUMP-10 X U/GROUND SLEEVE	2002/10/31	11,994.14	-7,416.34	4,577.80	ZAR
26271	D	00002420	PS-028 BRAKF.SLURRY PUMP-10X100MM SAUNDERS VALVES	2002/10/31	16,234.21	-10,117.97	6,116.24	ZAR
26272	D	00002420	PS-028BRAKF.SLURRY PUMP - 1X100MMSAUNDERS NR VAL	2002/10/31	1,616.50	-1,006.35	610.15	ZAR
26273	D	00002420	PS-028 : BRAKF. SLURRY PUMPING - INSTALL PIPE LINE	2002/10/31	34,827.07	-21,794.35	13,032.72	ZAR
26274	D	00002420	PS-028 : BRAKF. SLURRY PUMPING - SLURRY TANK	2002/10/31	9,968.70	-6,206.76	3,761.94	ZAR
26275	D	00002420	PS-028 : BRAKF. SLURRY PUMPING - PUMPING LAYOUT	2002/10/31	25,778.95	-16,066.74	9,712.21	ZAR
26276	D	00002420	PS-028BRAKF.SLURRY PUMP-LINE TO GLAND SERVICE TANK	2002/10/31	1,885.38	-1,175.07	710.31	ZAR
26277	D	00002420	PS-028 : BRAKF. SLURRY PUMPING - ADAPTOR FLANGES	2002/10/31	2,344.85	-1,461.51	883.34	ZAR
26278	D	00002420	PS-028 BRAKF. SLURRY PUMPING - SLUDGE PUMP SYS MCC	2002/10/31	130,740.10	-81,483.77	49,256.33	ZAR
26279	D	00002420	PS-028BRAKF.SLURRY PUMP.WALKWAY AROUND PUDDLE TANK	2002/10/31	3,241.68	-2,020.39	1,221.29	ZAR
26702	D	00002420	STEEL PIPE LINE FOR RIVER PUMPS	2003/02/28	43,540.57	-15,027.26	28,513.31	ZAR
26713	D	00002420	PS-008 : 160KVA TRANSFORMER AT CENTRAL SLIMES DAM	2003/03/31	15,347.41	-5,243.70	10,103.71	ZAR
24526	D	00002480	LIEB584/8 : LIEBHERR L554 WHEEL LOADER NO 8	2001/05/31	1,372,500.00	-652,016.27	720,483.73	ZAR
26655	D	00002480	VOL120E/1 : VOLVO FRONT END LOADER 1	2002/11/30	1,666,000.00	-810,584.75	855,415.25	ZAR
26650	D	00002480	VOL120E/2 : VOLVO FRONT END LOADER	2002/11/30	1,565,000.00	-551,711.85	1,013,288.15	ZAR
26720	D	00002480	LIEB564/5 : AMS 200 MONITOR SYSTEM FOR LIEB564/5	2004/03/31	9,240.70	-4,928.37	4,312.33	ZAR
26841	D	00002480	LIEB564/5 : Airconditioner Lieb564/5	2003/09/30	28,761.28	-14,860.00	13,901.28	ZAR
21159	D	00002480	CAT769/11 : CAT 769 C NO 11	1991/12/01	979,268.47	-979,268.47	0.00	ZAR
25355	D	00002480	BELLB40/17 : ARTICULATED DUMP TRUCK	2002/01/01	2,274,300.00	-1,318,813.41	955,486.59	ZAR
25356	D	00002480	BELLB40/18 : ARTICULATED DUMP TRUCK	2002/01/01	2,274,300.00	-1,350,810.11	923,489.89	ZAR
26754	D	00002480	CAT769/11 : AIRCONDITIONER FOR CAT769/11	2003/01/31	19,999.09	-5,099.77	14,899.32	ZAR
26723	D	00002480	BELLB40/17 : AMS 200 MONITOR SYSTEM FOR BELL B40/17	2003/03/31	9,240.70	-4,928.37	4,312.33	ZAR
26724	D	00002480	BELLB40/18 : AMS 200 MONITOR SYSTEM FOR BELL B40/18	2003/03/31	9,240.70	-4,928.37	4,312.33	ZAR
25063	D	00002500	KOM375/1 : KOMATSU 375 BULLDOZER(24622)	2000/03/31	2,750,000.00	-2,360,774.00	389,226.00	ZAR
26725	D	00002500	CAT824/5 : AMS 200 MONITOR SYSTEM FOR CAT824/5	2003/03/31	9,240.40	-4,928.22	4,312.18	ZAR
22268	D	00002581	FR : 2 X XSTRAAL MASJIENE	1993/11/01	432,201.07	-432,201.07	0.00	ZAR
22269	D	00002581	FR : 2 X WOLF SORTEERMASJIENE	1995/07/01	509,936.06	-509,936.06	0.00	ZAR
24703	D	00002581	900MM X 40M CONVEYOR	2001/02/28	184,502.29	-124,652.89	59,849.40	ZAR
24740	D	00002581	NEW CONVEYOR SYSTEM	2001/01/31	856,774.09	-177,764.70	679,009.39	ZAR
24804	D	00002581	900MM CONVEYOR SYSTEM	2001/03/31	450,709.00	-299,702.45	151,006.55	ZAR
24838	D	00002581	FR : NEW X-RAY MACHINE & GLOVEBOX	2001/03/31	145,297.31	-47,705.96	97,591.35	ZAR
25576	D	00002581	LOW FRICTION FRAME 900 BELT X 1380 LONG	2000/03/31	8,965.00	-5,656.92	3,308.08	ZAR
25578	D	00002581	450 WEIGHTOMETER	2000/03/31	22,898.30	-2,299.83	20,598.47	ZAR
25581	D	00002581	LOW FRICTION FRAME 900 BELTX1300 LONG	2000/03/31	8,995.00	-5,606.92	3,388.08	ZAR
24183	D	00002589	PAN AANLEG (KAMEELBULT)	2000/02/29	3,079,083.34	-1,385,678.51	1,693,404.83	ZAR
24184	D	00002589	FR : FINALE HERWINNING (KAMEELBULT)	2000/02/29	2,062,708.93	-1,248,731.30	103,977.63	ZAR
24885	D	00002595	SP : DISMANTLING & TRANSPORT OF SAMADA PLANT	2001/03/31	1,852,946.00	-895,590.99	957,354.01	ZAR
25005	D	00002596	MAGNETIC SEPARATORS(24570)	2000/03/31	150,000.00	-119,762.50	30,237.50	ZAR
25086	D	00002596	CONVEYOR BELTS(24591)	2000/03/31	90,000.00	-71,857.50	18,142.50	ZAR
25097	D	00002596	SCREENING PLANT : FEEDER + VIBRATOR + CONVEYORS	2000/03/31	800,000.00	-638,733.61	161,266.39	ZAR
25099	D	00002596	ERIEZ DRUM MAGNETIC SEPARATORS(24534)	2000/03/31	399,780.00	-286,409.47	113,370.53	ZAR
25100	D	00002598	RECOVERY PLANT(24535)	2000/03/31	414,861.00	-278,573.51	136,287.49	ZAR
25101	D	00002598	ERIEZ MAGNETS(24536)	2000/03/31	92,530.00	-66,299.17	26,230.83	ZAR
25102	D	00002596	WATER RETICULATION(24537)	2000/03/31	75,863.00	-60,570.35	15,292.65	ZAR
25103	D	00002596	PAN PLANT(24538)	2000/03/31	197,187.00	-157,437.18	39,749.82	ZAR
25104	D	00002596	ERIEZ MAGNETS (G STEENKAMP)(24539)	2000/03/31	150,000.00	-119,762.50	30,237.50	ZAR
25105	D	00002596	PAN PLANTS(24540)	2000/03/31	450,073.00	-357,350.04	92,722.96	ZAR
25106	D	00002596	PIPE LINE(24541)	2000/03/31	71,405.00	-57,011.74	14,393.26	ZAR
25109	D	00002598	SCREENING PLANT(24543)	2000/03/31	493,700.00	-250,963.83	242,736.17	ZAR
25112	D	00002598	FR: MODEL XR 2119W SEA DIAMOND RECOVERY MACH(24547)	2000/03/31	438,183.00	-292,128.50	146,054.50	ZAR
25113	D	00002598	FR MODEL XR 2119W SEA DIAMOND RECOVERY MACH(24548)	2000/03/31	438,184.00	-292,130.00	146,054.00	ZAR
25114	D	00002596	FR MODEL XR 2119W SEA DIAMOND RECOVERY MACH(24549)	2000/03/31	438,193.00	-292,129.50	146,063.50	ZAR
25115	D	00002595	FR : MODEL EGT 600 DIAMOND RECOVERY MACHINE(24650)	2000/03/31	336,396.00	-224,264.00	112,132.00	ZAR
25116	D	00002596	3 X SETS OF SPARES(24551)	2000/03/31	68,854.00	-45,903.00	22,951.00	ZAR
25117	D	00002598	SET OF RECOMMENDED SPARES(24552)	2000/03/31	68,676.00	-28,118.50	10,003.50	ZAR
25118	D	00002598	1 X EJECTOR COMPLETE(24553)	2000/03/31	69,772.00	-46,517.61	23,254.39	ZAR
25119	D	00002595	2 X PM BOXES COMPLETE(24554)	2000/03/31	42,204.00	-28,136.00	14,068.00	ZAR

25120	D	00002595	2 X CONTAINERS CONVERTED INTO STORES BUILDING	2000/03/31	38,178.00	-31,286.01	7,891.99	ZAR
25123	D	00002596	1 X WAP TITAN 380V STEAM CLEANER(24558)	2000/03/31	11,864.00	-7,896.00	3,968.00	ZAR
25124	D	00002599	1 X SET DIAMOND SIEVES(24559)	2000/03/31	22,215.00	-14,809.51	7,405.49	ZAR
25126	D	00002598	FR : ERECTION OF RECOVERY ROOM(24561)	2000/03/31	32,227.00	-21,485.50	10,741.50	ZAR
25127	D	00002596	1 X ANGLE GRINDER(24562)	2000/03/31	1,294.00	-863.00	431.00	ZAR
25128	D	00002595	EXPLOSIVE MAGAZINE(24563)	2000/03/31	45,283.00	-30,188.00	15,094.00	ZAR
25130	D	00002596	PLANT MODIFICATIONS(24565)	2000/03/31	1,408,183.00	-1,124,324.83	283,858.17	ZAR
25131	D	00002598	SHAKER COMPLETE(24566)	2000/03/31	8,631.00	-5,853.00	2,877.00	ZAR
25132	D	00002598	CONSTANT VOLTAGE TRANSFORMER(24567)	2000/03/31	2,352.00	-1,839.00	461.00	ZAR
25134	D	00002596	SCREENING UNIT(24569)	2000/03/31	84,500.00	-75,450.79	10,049.21	ZAR
25137	D	00002595	1 X SIZING SCREEN FOR NEW PLANT(24572)	2000/03/31	40,320.00	-32,192.16	8,127.84	ZAR
25140	D	00002595	SIZING SCREEN(24575)	2000/03/31	30,643.00	-24,465.81	6,177.19	ZAR
25141	D	00002598	MODIFICATION TO SCREENING UNITS(24576)	2000/03/31	42,477.00	-33,914.55	8,562.45	ZAR
25146	D	00002598	Classifier complete(24668)	2000/03/31	29,973.07	-27,946.66	2,026.41	ZAR
25146	D	00002598	2 x Diamond pan concentrate extractors(24669)	2000/03/31	6,500.00	-6,221.53	278.47	ZAR
25147	D	00002598	2 x Fenner 15Kw 4P CI 380v foot motors(24861)	2000/03/31	6,274.68	-5,840.39	434.29	ZAR
25148	D	00002595	2 x Fenner 7.5Kw 4P CI 380v foot motors(24862)	2000/03/31	3,123.52	-2,912.32	211.20	ZAR
25149	D	00002596	2 x Fenner 5.5Kw 4P CI 380v foot motors(24863)	2000/03/31	2,530.46	-2,359.34	171.12	ZAR
25150	D	00002596	7 x Fenner 2.2Kw 4P CI 380v foot motors(24864)	2000/03/31	5,697.30	-5,311.88	385.42	ZAR
25151	D	00002596	2 x Fenner shaft mount speed reducers F20 SED 65mm	2000/03/31	8,118.00	-7,569.30	548.70	ZAR
25152	D	00002596	3 x Fenner shaft mount speed reducers E20(24866)	2000/03/31	9,244.15	-8,712.45	531.70	ZAR
25153	D	00002598	Fenner shaft mount speed reducers C20(24867)	2000/03/31	2,076.48	-1,935.86	140.62	ZAR
25154	D	00002596	6 x Fenner shaft mount speed reducers D20(24868)	2000/03/31	12,718.20	-11,849.96	868.24	ZAR
25155	D	00002596	(600mm x 750mm) Magnetic head pulley(24869)	2000/03/31	21,778.75	-20,306.05	1,472.70	ZAR
25158	D	00002596	(500mm x 1000mm) Magnetic head pulley(24870)	2000/03/31	25,602.50	-23,871.33	1,731.17	ZAR
25160	D	00002596	Structure for (16 x8) screen and Pan feeder(24874)	2000/03/31	67,370.00	-62,814.85	4,555.15	ZAR
25161	D	00002598	Electrical reticulation (cable plus accessories)	2000/03/31	20,995.85	-19,576.21	1,419.64	ZAR
25162	D	00002598	Pan plant(24876)	2000/03/31	128,651.40	-119,889.77	8,581.63	ZAR
25163	D	00002598	Lighting(24877)	2000/03/31	8,240.00	-7,683.00	557.00	ZAR
25164	D	00002598	Water reticulation(24878)	2000/03/31	23,772.94	-22,165.56	1,607.38	ZAR
25165	D	00002596	Sundry items(24879)	2000/03/31	28,477.55	-26,552.03	1,925.52	ZAR
25166	D	00002596	Pan feeder (2200 x 1525) c/w 2 x WAG 4.0Kw 960rpm	2000/03/31	27,850.00	-25,967.00	1,883.00	ZAR
25167	D	00002596	(16 x 6) Grizzly feeder screen c/w 2 x Vibran BPV 12	2000/03/31	124,686.00	-116,255.81	8,430.19	ZAR
25168	D	00002598	(10 x 4) Single deck screen c/w Vibran BPV 25.5B M	2000/03/31	35,676.00	-33,263.62	2,412.38	ZAR
25170	D	00002598	Conveyor structure (40x840 returns; 35x240 rolls &	2000/03/31	16,288.25	-15,187.12	1,101.13	ZAR
25171	D	00002596	TB : TERRACE B - RELOCATION OF KAMEELBULT PLANT	2000/03/31	1,731,419.61	-519,425.44	1,211,994.17	ZAR
25172	D	00002598	TB : TERRACE B - FABRICATION OF 16FT PAN(24893)	2000/03/31	103,207.33	-30,962.13	72,245.20	ZAR
25173	D	00002596	TB : TERRACE B - SCRUBBER(24894)	2000/03/31	166,278.25	-49,883.84	116,394.41	ZAR
25174	D	00002596	TB : TERRACE B - MODS & REPAIRS TO TIPPING GRIZZLY	2000/03/31	186,346.57	-55,904.09	130,442.48	ZAR
25176	D	00002598	TB : TERRACE B - CONCENTRATE STORAGE BINS(24896)	2000/03/31	187,620.63	-56,286.68	131,333.95	ZAR
25176	D	00002596	TB : TERRACE B - CONVEYOR 40M X 600MM(24899)	2000/03/31	251,965.97	-75,589.08	176,376.89	ZAR
25177	D	00002596	TB : TERRACE B - NEW ELECTRICAL INSTALLATION(24900)	2000/03/31	263,114.86	-78,934.05	184,180.81	ZAR
25178	D	00002599	TB : TERRACE B - PIPE LINE TO PLANT(24902)	2000/03/31	123,193.87	-37,078.22	86,115.65	ZAR
25179	D	00002598	TB : TERRACE B - P180SD COMPRESSOR(24903)	2000/03/31	81,864.64	-24,559.16	57,305.48	ZAR
25180	D	00002596	TB : PYPLEIDING NA TERRAS B	2001/05/31	220,036.52	-66,010.95	154,025.57	ZAR
25229	D	00002596	Fixed asset (Ex Namdeb)	2001/09/01	2,741,939.37	-1,370,203.01	1,371,736.36	ZAR
25248	D	00002595	SFT : UPGRADE OF BRAKFONTEIN PLANT	2001/08/28	1,407,669.62	-967,008.18	440,661.44	ZAR
25368	D	00002596	TA : TERRACE A PAN PLANT UPGRADE - PAN 4	2002/01/21	462,176.07	-330,330.64	131,845.43	ZAR
25369	D	00002596	TA : TERRACE A PAN PLANT UPGRADE - PAN 5	2002/01/21	462,176.07	-330,330.64	131,845.43	ZAR
25430	D	00002598	PS-026 SWARTWATERPLANT DISMANTLE& MOVE TO SAXDRIFT	2002/02/28	315,000.00	-84,000.00	231,000.00	ZAR
25435	D	00002598	TB : PS-024 : TERRACE B - FRONT END UPGRADE	2002/02/28	253,870.88	-65,583.31	188,287.57	ZAR
25443	D	00002595	SFT : BUILDING OF POWERLINE AT BRAKFONTEIN	2002/02/28	55,675.87	-37,878.15	17,797.72	ZAR
25466	D	00002596	SAX DMB : PS-030 DMS-ERECTION OF PLANT	2002/02/28	880,663.69	-652,171.47	228,492.22	ZAR
25472	D	00002596	SAX SCP : U/G SAXENDRIFT SCREENING PLANT - CIVILS	2002/02/28	143,058.00	-101,644.20	41,413.80	ZAR
25473	D	00002596	SAX SCP : U/G SAXENDRIFT SCREENING PLANT - GRIZZLY	2002/02/28	105,797.35	-73,626.15	32,171.21	ZAR
25626	D	00002596	DMS FLOAT SCREEN MODEL H1-36-16	2002/03/31	124,040.00	-90,410.84	33,629.16	ZAR
25737	D	00002599	AANBOUING EN OPGRADERING VAN FINALE HERWINNING	2002/06/30	92,567.85	-29,728.76	62,839.09	ZAR
25925	D	00002598	PS-021 : DIAMOND TESTER	2002/07/31	722.34	-230.42	491.92	ZAR
25930	D	00002595	PS-021 : PERM MAGNET AL 60/450	2002/07/31	73,679.20	-23,504.83	50,174.37	ZAR
25932	D	00002596	PS-021 : 4 X 600MM SC16 SCRAPERS	2002/07/31	4,917.70	-3,353.07	1,564.63	ZAR
25934	D	00002596	PS-021 : 4 X 800MM SC16 SCRAPERS	2002/07/31	17,330.55	-2,784.74	14,545.81	ZAR
25935	D	00002598	PS-021 : 4 X 1050MM SC16 SCRAPERS	2002/07/31	12,053.33	-7,088.46	4,964.87	ZAR
25943	D	00002598	RED PRIMARY CRUSHER - 200KW SOFT STARTER	2002/07/31	43,609.53	0.00	43,609.53	ZAR
25944	D	00002598	RED PRIMARY CRUSHER - GRIZZLY EGG BOX	2002/07/31	72,402.71	0.00	72,402.71	ZAR
25945	D	00002596	RED PRIMARY CRUSHER - CIVIL WORKS	2002/07/31	50,824.99	0.00	50,824.99	ZAR
25946	D	00002596	RED PRIMARY CRUSHER - STRUCTURAL STEELWORK	2002/07/31	593,574.87	0.00	593,574.87	ZAR
25947	D	00002596	RED PRIMARY CRUSHER - CRUSHER OVERHAUL	2002/07/31	109,596.21	0.00	109,596.21	ZAR
25948	D	00002596	RED PRIMARY CRUSHER - BRUTE FORCE FEEDER	2002/07/31	78,230.58	0.00	78,230.58	ZAR
26629	D	00002596	FR: FINAL RECOVERY - WAGKAMER EN KANTOOR	2002/04/01	293,641.62	-52,692.87	240,948.75	ZAR
26630	D	00002599	FR: FINAL RECOVERY - VERANDER SEKURITEITS INGANG	2002/04/01	46,057.24	-10,378.46	35,678.78	ZAR
26631	D	00002596	FR: FINAL RECOVERY - 2 X TURNSTILES	2002/04/01	61,578.40	-14,100.68	47,477.72	ZAR
26632	D	00002598	FR: FINAL RECOVERY - METAL DETECTOR	2002/04/01	14,389.29	-3,180.25	11,209.04	ZAR
26633	D	00002596	FR: FINAL RECOVERY - LUGGAGE X-RAY	2002/04/01	241,889.87	-46,076.02	[illegible]	ZAR
26634	D	00002596	FR: FINAL RECOVERY - ALARM	2002/04/01	23,163.24	-5,119.41	18,043.83	ZAR
26637	D	00002596	FR: FINAL RECOVERY - VIDEO KAMERA	2002/04/01	5,334.57	-1,179.01	4,155.56	ZAR
26684	D	00002599	TA : PS-027 : EXT. TAILINGS CONVEYOR TERRACE A	2003/02/28	326,583.42	-213,850.41	112,733.01	ZAR
26256	D	00002599	PS-027 : ROOIKOPPIES - MANUF STATIC GRIZZLY	2002/09/30	103,608.19	-24,709.26	78,898.93	ZAR
26259	D	00002593	PS-027 ROOIKOPPIES - REPAIR VIBR. MOTOR UNIT M-TH1	2002/09/30	8,148.12	-2,033.30	6,114.82	ZAR
26280	D	00002599	PS-027 ROOIKOPPIES - REPAIR VIBR MOTOR UNIT M-TH2	2002/09/30	7,576.43	-2,399.20	5,177.23	ZAR
26281	D	00002599	PS-027 : ROOIKOPPIES - 60MM SHAFT & MOTOR BASE	2002/09/30	2,063.87	-653.50	1,410.37	ZAR
26712	D	00002599	PS-008 ; CENTRAL SLIMES DAM	2003/03/31	4,623,184.57	-1,579,588.09	3,043,596.48	ZAR
26706	D	00002599	TB : PS-004 : ERECTION TERRACE B TAILINGS CONVEYOR	2003/03/31	307,220.96	-46,083.15	261,137.81	ZAR
26930	D	00002599	TA : Terrace A - Dump Conveyor - b/sax-03-016	2003/06/30	320,782.00	-200,160.22	120,621.78	ZAR
26931	D	00002599	200 Kva Transformator with Platform - b/sax-03-018	2003/03/28	22,958.64	-14,328.88	8,629.76	ZAR
34007	D	00003000	CLAIMS AT COST(34006)	2000/03/31	100,000.00	-70,832.67	29,167.33	ZAR
34009	D	00003000	RAISING OF ADDITIONAL COST OF INVESTMENT(34001)	2000/03/31	3,712,600.00	-2,629,588.50	1,083,011.50	ZAR
34008	D	00003000	180 CLAIMS PURCHASED FORM EBENHAESER MINING - 25/0	2000/03/31	300,000.00	-212,500.00	87,500.00	ZAR
34010	D	00003000	375 CLAIMS PURCHASED FORM WJA BERGH - 13/03/2000	2000/03/31	589,340.00	-417,448.83	171,891.17	ZAR
34011	D	00003000	204 CLAIMS PURCHASED FORM WJA BERGH - 07/04/2000	2000/03/31	300,000.00	-212,500.00	87,500.00	ZAR
34012	D	00003000	HOD TAKE ON DIFFERENCES(34005)	2000/03/31	945,377.37	-544,812.42	400,564.95	ZAR
34013	D	00003000	JP van Wyk(34008)	2000/03/31	228,000.00	-125,400.00	102,600.00	ZAR
34014	D	00003010	CLAIMS PURCHASED FROM FRIED DELWERY BK - 2010/01	2000/03/31	2,040,000.00	-783,333.33	1,116,666.67	ZAR
64009	D	00005000	SITE ESTABLISHMENT(64006)	2000/03/24	62,320.00	-42,586.74	19,733.26	ZAR
70014	D	00007000	Ex Samada Wet Scrubber 2400 x 6000mm	2002/03/31	878,599.00	-402,548.96	476,050.04	ZAR
70020	D	00007000	Ex Samada Conveyor C3 900mm	2002/03/31	160,506.50	-16,050.60	144,455.90	ZAR
70027	D	00007000	Ex Samada Conveyor C8 600mm	2002/03/31	512,831.90	-55,283.10	[illegible]	ZAR
25307	D	00002120	TOYOTA HILUX 2.0 DLX LWB - CYB110H	2001/10/31	83,202.00	-83,202.00	0.00	ZAR

Asset	SNo.	Class	Asset description	Cap.date	Acquis.val.	Accum.dep.	Book val.	Curr.
14279	0	00001010	Hostel Drain @ Reserwith Mine	2003/08/31	84,816.00	-11,083.60	65,732.40	ZAR
14282	0	00001037	PS-031 :Control Room Renovations	2003/10/31	23,550.08	-5,497.55	18,062.53	ZAR
14284	0	00001037	PS-035 : Surveillance Mon.Line Installations	2003/10/31	58,757.09	-15,243.32	43,513.77	ZAR
14285	0	00001037	PS-035 : Control Room Installations	2003/10/31	54,535.42	-12,724.45	41,801.04	ZAR
14287	0	00001037	Bldg of Concrete Slabs & Washing Bay	2004/03/31	107,110.00	-17,851.67	89,258.33	ZAR
24385	0	00002120	ISUZU KB200 BWB CY114273	2001/07/31	63,054.24	-63,054.24	0.00	ZAR
26242	0	00002120	SAXENDRIFT DMS - ISUZU CY119128	2001/09/28	82,280.67	-82,280.67	0.00	ZAR
25886	0	00002240	CRN10 : All Terrain 30 ton mobile crane	2003/10/31	1,192,700.00	-246,100.31	946,599.69	ZAR
26924	0	00002310	H/Kitchen : 225 Sets (knive/fork/spoon/plate/bowl)	2003/11/30	7,649.26	-3,019.70	4,629.56	ZAR
26925	0	00002310	H/ Kitchen 250 Sets (knive/fork/spoon/plate/bowl)	2003/11/30	683.98	-273.48	410.50	ZAR
26926	0	00002310	Hostel Kitchen : Dishwasher c/w table & plate rack	2003/11/30	18,439.53	-7,374.62	11,064.91	ZAR
26927	0	00002310	H/Kitchen: 15 x Tables (with 4 Chairs per table)	2003/11/30	23,064.45	-9,233.78	13,830.67	ZAR
26928	0	00002310	H/ Kitchen : 3 x Tables (with 4 Chairs per table)	2003/11/30	4,619.10	-1,847.59	2,771.51	ZAR
26929	0	00002310	H/Kitchen : 2 x Tables (with 4 Chairs per table)	2003/11/30	3,079.47	-1,231.78	1,847.69	ZAR
27725	0	00002310	1 x Whirlpool Washing Machine 3LSR5233EQ	2004/07/31	3,199.00	-906.39	2,292.61	ZAR
27741	0	00002310	1 x LG Washing Machine WF1300 DS sn 402TW00299	2004/08/31	2,149.00	-573.07	1,575.93	ZAR
27173	0	00002320	1 x AFP 1555M 370/40 Submersible Pump	2004/03/31	92,024.10	-33,742.18	58,281.92	ZAR
27174	0	00002320	1 x AFP 1655M 370/40 Submersible Pump	2004/03/31	92,024.10	-33,742.18	58,281.92	ZAR
27175	0	00002320	1 x Indoor Pedestal Mount	2004/03/31	34,121.78	-12,511.33	21,610.45	ZAR
27703	0	00002320	1 X Digital Strobe Tachmotor	2004/08/30	7,146.78	-2,025.77	5,121.01	ZAR
27704	0	00002320	1 X Infrared Temperature Gun	2004/08/30	6,980.22	-2,094.06	4,886.16	ZAR
26241	0	00002420	SAXENDRIFT DMS - WATER SUPPLY	2001/08/20	331,881.21	-265,773.12	66,108.09	ZAR
25891	0	00002420	PS02:READSDRIFT PLANT-WATER SUPPLY 2 X SUBMERCABLE	2002/07/31	74,717.68	-4,634.35	70,183.33	ZAR
25895	0	00002420	PS-021 READS DRIFT PLANT-2 X VIBRATORY MOTOR 380V	2002/07/31	193,504.60	-11,742.34	181,762.16	ZAR
25896	0	00002420	PS-021 READS DRIFT PLANT-VIBRATORY MOTOR 380V MVSI	2002/07/31	18,660.82	-1,132.39	17,528.43	ZAR
25897	0	00002420	PS-021READS DRIFT PLANT - VIBR MOTOR 380V TF-60-25	2002/07/31	43,754.40	-2,655.13	41,099.27	ZAR
25898	0	00002420	PS-021READS DRIFT PLANT - VIBR MOTOR 380V PF-10-44	2002/07/31	38,886.36	-2,359.72	36,526.64	ZAR
25899	0	00002420	PS-021 READS DRIFT PLANT-VIBR MOTOR 380V TF-33-15	2002/07/31	30,541.15	-1,853.31	28,687.84	ZAR
25902	0	00002420	PS-021 : READS DRIFT PLANT-RIVER INSTALL END ELECT	2002/07/31	24,340.20	-1,477.02	22,863.18	ZAR
25903	0	00002420	PS-021 READS DRIFT PLANT -100KVA 22/.4KV SKID-BOX	2002/07/31	25,721.06	-1,561.43	24,159.63	ZAR
25908	0	00002420	PS-021 READS DRIFT PLANT - 16XWEIGH IDLERS - 750MM	2002/07/31	12,575.77	-8,443.40	4,132.37	ZAR
25911	0	00002420	PS-021 READS DRIFT PL-SURVEY OF 0.5/6KM POWERLINE	2002/07/31	5,505.41	-334.08	5,171.33	ZAR
25912	0	00002420	PS021READS DRIFT PL-DTV PUMP WITH COMPLETE DRIVES	2002/07/31	14,580.84	-884.80	13,696.04	ZAR
25913	0	00002420	PS-021READS DRIFT PL-DTV PUMP WITH COMPLETE DRIVES	2002/07/31	14,580.84	-884.80	13,696.04	ZAR
27718	0	00002450	VOL120C/4 : Volvo L120E FEL (PS037)	2004/06/30	1,334,692.15	-424,571.45	910,120.70	ZAR
25253	0	00002600	CAT824G ; CAT 824G NO 6 WHEEL DOZER	2001/09/30	2,938,199.47	-2,520,982.86	395,217.61	ZAR
25252	0	00002580	CAT14H/1 ; CATERPILLAR 14H NO 1 GRADER	2001/08/30	2,045,320.00	-556,785.50	1,488,534.50	ZAR
26346	0	00002580	CAT14H/1 : Airconditioner CAT14H/1	2003/08/30	23,071.00	-11,920.47	11,151.90	ZAR
25238	0	00002598	SAX DMS :SAXENDRIFT DMS - CIVIL WORKS	2001/09/28	646,742.00	-478,871.48	167,870.54	ZAR
25239	0	00002686	SAX DMS : SAXENDRIFT DMS - SUMEB DAM	2001/09/28	750,914.30	-556,086.15	194,828.15	ZAR
25240	0	00002656	SAX DMS ; - ELECTRICAL EQUIPT & INSTALLMENT	2001/09/28	435,415.43	-322,444.90	112,970.53	ZAR
25243	0	00002596	SAX DMS ; SAXENDRIFT DMS - MECHANICAL EQUIPMENT	2001/09/28	4,803,242.32	-3,608,910.06	1,194,332.26	ZAR
25244	0	00002598	SAX DMS : SAXENDRIFT DMS - ERECTION OF PLANT	2001/09/28	3,143,655.04	-2,328,167.49	815,487.55	ZAR
25245	0	00002598	SAX DMS : SAXENDRIFT DMS - 2KM CONVEYOR SYSTEM	2001/09/28	568,213.71	-420,788.07	147,425.64	ZAR
25246	0	00002566	SAX DMS :SAXENDRIFT DMS - ROOFING & SHEETING	2001/09/28	442,821.20	-327,636.95	114,702.25	ZAR
25872	0	00002695	PS-021 ; READS DRIFT PLANT - LOADING BIN 300	2002/07/31	100,440.16	-32,042.01	68,398.15	ZAR
25873	0	00002596	PS-021 ; READS DRIFT PLANT - FEED BELT 1200MM	2002/07/31	20,888.06	-6,307.97	14,580.09	ZAR
25874	0	00002598	PS021 ; READS DRIFT PLANT - STATIC GRIZZLY	2002/07/31	14,392.94	-4,591.97	9,800.97	ZAR
25875	0	00002598	PS021 : READS DRIFT PLANT - JAW CRUSHER	2002/07/31	85,435.38	-27,255.24	58,180.14	ZAR
25876	0	00002598	PS-021 : READS DRIFT PLANT - CRUSHER STEEL & BASE	2002/07/31	49,607.64	-15,825.62	33,782.02	ZAR
25877	0	00002086	PS-021 : READS DRIFT PLANT - FEED BELT 800X900MM	2002/07/31	100,139.94	-31,944.30	68,195.64	ZAR
25878	0	00002596	PS-021 ; READS DRIFT PLANT - STORAGE BIN	2002/07/31	127,187.62	-40,633.64	86,748.88	ZAR
25879	0	00002505	PS-021 : READS DRIFT PLANT - FEED BELT 900MM	2002/07/31	108,401.68	-34,581.56	73,819.92	ZAR
25880	0	00002598	PS-021 : READS DRIFT PLANT-SIZING SCR. S/D & CHUTE	2002/07/31	117,302.38	-41,309.95	75,992.43	ZAR
25881	0	00002598	PS-021 : READS DRIFT PLANT - 35 BELT (750)	2002/07/31	91,253.56	-29,111.35	62,142.21	ZAR
25882	0	00002595	PS-021 ;READS DRIFT PLANT - STORAGE BIN - 32 (750)	2002/07/31	152,497.56	-48,649.15	103,848.41	ZAR
25883	0	00002695	PS-021READS DRIFT PLANT- RECRUSH CIRCUIT CONVEYORS	2002/07/31	267,942.50	-85,477.91	182,464.59	ZAR
25884	0	00002556	PS-021 : READS DRIFT PLANT - GRANULATOR	2002/07/31	242,220.02	-14,698.52	227,521.50	ZAR
25885	0	00002598	PS-021 :READS DRIFT PLANT - 2 X PAN FEED CONVEYORS	2002/07/31	105,339.68	-33,605.04	71,734.64	ZAR
25886	0	00002580	PS-021 READS DRIFT PLANT - 2X 14 FEET ROTARY PANS	2002/07/31	643,674.44	-205,342.34	438,332.10	ZAR
25888	0	00002665	PS-021 ; READS DRIFT PLANT-LIPAN-12 TAILINGS CONV.	2002/07/31	55,732.04	-17,779.39	37,952.65	ZAR
25889	0	00002565	PS-021 READS DRIFT PS-12 STOCKPILE CONVEYORS 600MM	2002/07/31	43,789.45	-2,657.28	41,132.21	ZAR
25890	0	00002556	PS-021 READS DRIFT PLANT-SUMPS PUMP 2 WITH PIPING	2002/07/31	41,239.70	-2,508.50	38,831.40	ZAR
25891	0	00002598	PS 021READS DRIFT PLANT - MCC WITH ALL ELECTRICALS	2002/07/31	126,162.84	-7,655.87	118,506.77	ZAR
25915	0	00002598	PS-021 READS DRIFT PL - PF1004 PANFEEDER COMPLETE	2002/07/31	64,324.85	-20,456.80	43,867.26	ZAR
25917	0	00002586	PS-021READS DRIFT PLANT 450MM CONVEYOR THE MAGNET	2002/07/31	48,359.52	-2,857.01	45,462.51	ZAR
25918	0	00002595	PS-021 READS DRIFT PLANT-RELINING OF SCRUBBER DRUM	2002/07/31	170,315.00	-10,335.20	159,980.80	ZAR
25919	0	00002556	PS-021READSDRIFTPLANT-5TCX-RAYDIAMOND RECOVERY MAC	2002/07/31	592,202.58	-35,936.35	556,266.23	ZAR
25920	0	00002590	PS-021 : READS DRIFT PLANT - GLOVEBOX COMPLETE	2002/07/31	84,514.37	-5,128.55	79,385.82	ZAR
25921	0	00002596	PS-021 : READS DRIFT PLANT - MODIFIED DROP BASE	2002/07/31	1,444.69	-87.67	1,357.02	ZAR
25922	0	00002695	PS-021 :READS DRIFT PLANT - IR FREEZER DRIER SYSTEM	2002/07/31	73,679.20	-4,471.04	69,208.16	ZAR
25924	0	00002536	PS-021READSDRIFTPLANT-BASIC LIE ELECTRONIC BALANCE	2002/07/31	4,935.04	-1,574.05	3,361.31	ZAR
25927	0	00002518	PS 021 : READS DRIFT PLANT - S/S HEAD DRIVE PULLEY	2002/07/31	4,334.08	-1,382.64	2,951.44	ZAR
25931	0	00002598	PS-021READS DRIFT PLANT - 4 X 450MM SC16 SCRAPERS	2002/07/31	14,523.06	-4,633.07	9,889.97	ZAR
25933	0	00002595	PS-021 : 4 X 750MM SC16 SCRAPERS	2002/07/31	25,855.50	-8,248.34	17,607.26	ZAR
25936	0	00002596	PS-021 :READS DRIFT PLANT 4 X MARDY SCALE BREAKERS	2002/07/31	663.62	-211.69	451.93	ZAR
25937	0	00002596	PS-021 : READSDRIFTPLANT-2 X PULP DENSITY SCALE	2002/07/31	5,921.52	-1,889.04	4,032.48	ZAR
25764	0	00002599	PS-021 : READSDRIFT PLANT RELOCATION	2003/03/31	180,000.00	-46,500.00	133,500.00	ZAR
26850	0	00002599	TA : PS-036 : Magnetic Field Separator	2003/10/02	159,254.07	-98,853.17	60,400.90	ZAR
26851	0	00002599	TA ; PS-035 : Magnetic Field Separator	2003/10/02	159,254.08	-98,853.18	60,400.90	ZAR
26862	0	00002599	TA : PS-036 : Stainless Steel Head Pulley	2003/10/02	13,841.40	-8,592.07	5,249.33	ZAR
26863	0	00002599	TA : PS-036 : Stainless Steel Head Pulley	2003/10/02	13,841.43	-8,592.07	5,249.36	ZAR
26864	0	00002599	TA : PS-036 ; Mods to Coes Feeder Conveyor	2003/10/02	172,449.91	-107,048.34	65,401.65	ZAR
26865	0	00002599	SFT : Tailings - Dump Conveyor Ext - Bakfontein	2003/09/10	658,280.00	-377,706.43	280,573.57	ZAR
26930	0	00002599	TR ; PS-400 : Ore Final Rec : Electr. & Instr.	2003/12/31	3,381,431.31	-577,661.10	2,803,770.21	ZAR

26931	0	00002599	FR : PS-400:Sax Final Rec. : Wolf X-Ray Machines	2003/12/31	1,105,395.05	-188,011.56	917,383.49	ZAR
26932	0	00002599	FR : PS-400 : Sax Final Rec. :Particle Analyser	2003/12/31	220,068.67	-37,560.80	182,463.77	ZAR
26933	0	00002599	FR : PS-400 ; Sax Final Rec. : Infra Red Dyer	2003/12/31	251,982.39	-43,047.74	208,934.65	ZAR
26934	0	00002599	FR : PS-400 : Sax Final Recovery :Chute Drop Belts	2003/12/31	10,797.31	-1,844.72	8,953.09	ZAR
26935	0	00002599	FR :PS 400:Sax Final Rec. :Diamond Sorting Equipm.	2003/12/31	227,377.50	-38,843.02	188,534.48	ZAR
26936	0	00002599	FR : PS-400 : Sax Final Recovery : Vacuum System	2003/12/31	285,137.00	-48,710.90	236,426.10	ZAR
26937	0	00002599	FR : PS-400 : Sax Final Recovery : Drum Magnet	2003/12/31	61,308.08	-10,466.85	50,841.43	ZAR
26938	0	00002599	FR : PS-400 :Sax Final Rec :Chute c/v Alternatives	2003/12/31	14,834.38	-2,532.78	12,301.60	ZAR
26939	0	00002599	FR PS-400;SaxFinal Rec:Piping & Water Reticulation	2003/12/31	237,216.05	-40,625.78	196,590.27	ZAR
26940	0	00002599	FR PS-400;SaxFinalRecovery ;CR16-00 motor & pump	2003/12/31	12,921.00	-2,208.26	10,712.74	ZAR
26957	0	00002599	FR : PS - 400 : Sax Final Recovery Bldgs	2004/01/20	6,129,112.05	-1,047,055.33	5,082,056.72	ZAR
26958	0	00002599	FR :PS-400 : SaxFinalRec Bldgs:SecDoors & Access	2004/01/20	159,812.50	-20,467.87	139,344.63	ZAR
26982	0	00002599	TB :Belt Scales on Feed Belt - Terrace B pan Plant	2004/02/29	48,083.70	-801.56	47,282.14	ZAR
26983	0	00002599	BFT Belt Scales on Feed Belt-Brakfontein Pan Plant	2004/02/29	141,716.00	-79,077.64	62,638.36	ZAR
27022	0	00002599	Earth Leakage for Baxendrift	2004/03/31	108,762.00	-29,610.79	79,151.21	ZAR
27030	0	00002599	Sax Slimes _HD80H Pump Ref KU1254102/2002	2004/03/31	19,471.42	-4,887.85	14,583.57	ZAR
27031	0	00002599	Sax Slimes : 200KVA Minisubs	2004/03/31	14,918.12	-3,729.77	11,189.35	ZAR
27032	0	00002599	Sax Slimes :install overhead power line to Central	2004/03/31	62,428.56	-15,607.15	46,821.41	ZAR
27033	0	00002599	Sax Slimes ; Central slurry tank and pumpstation	2004/03/31	112,440.02	-28,110.00	84,330.02	ZAR
27034	0	00002599	Sax Slimes : 1/2 -AH-MET pumps	2004/03/31	34,852.08	-8,863.02	25,989.06	ZAR
27035	0	00002599	Sax Slimes :37 Kw 380V 4 B3 CI motor	2004/03/31	31,698.58	-7,917.16	23,781.40	ZAR
27036	0	00002599	Sax Slimes : 125mm OD HDPE type 4 class 10 pipe	2004/03/31	320,765.79	-80,196.46	240,569.33	ZAR
27037	0	00002599	Sax Slimes : 125mm Shut-of valves	2004/03/31	64,085.49	-16,021.37	48,064.09	ZAR
27038	0	00002599	Sax Slimes ; 100mm Non-Return valves	2004/03/31	4,998.48	-1,248.17	3,749.51	ZAR
27039	0	00002599	Sax Slimes ; Terrace tank & pumpstation complete	2004/03/31	79,378.15	-19,844.55	59,533.60	ZAR
27040	0	00002599	Sax Slimes ; Schenk model XLF 0942	2004/03/31	69,434.52	-17,355.87	52,078.65	ZAR
27041	0	00002599	Sax Slimes : 3/2 - AH-MET pumps	2004/03/31	23,134.87	-5,778.88	17,355.99	ZAR
27042	0	00002599	Sax Slimes: 22 Kw 380V 4 B3 CI motor	2004/03/31	6,436.39	-1,609.10	4,827.29	ZAR
27043	0	00002599	Sax Slimes : 18.5 Kw 380V 4 B3 CI motor	2004/03/31	5,322.89	-1,330.72	3,992.17	ZAR
27044	0	00002599	Sax Slimes ; Slurry Line	2004/03/31	79,916.31	-19,979.07	59,937.24	ZAR
27045	0	00002599	Sax Slimes : Dewatering Screen HS-24-D6	2004/03/31	54,981.70	-13,746.43	41,235.27	ZAR
27046	0	00002599	Sax Slimes : LC 300E Linactuator	2004/03/31	12,570.95	-3,142.72	9,428.18	ZAR
27047	0	00002599	Sax Slimes :install slimes line ov man & elec valv	2004/03/31	8,473.68	-2,118.43	6,355.25	ZAR
27048	0	00002599	Sax Slimes :Elec valves & panels	2004/03/31	3,025.32	-756.57	2,268.75	ZAR
27049	0	00002599	Sax Slimes ; Pipes & Structure	2004/03/31	41,064.77	-10,266.20	30,798.57	ZAR
27050	0	00002599	Sax Slimes :3/2 -AH-MET pumps	2004/03/31	11,548.56	-2,886.65	8,659.91	ZAR
27051	0	00002599	Sax Slimes : 18.5 Kw 380V 4 B3 CI motor	2004/03/31	5,307.69	-1,326.93	3,980.76	ZAR
27052	0	00002599	Sax Slimes : 63mm OD HDPE type4 class 10 pipe @ 9m	2004/03/31	7,076.92	-1,769.23	5,307.69	ZAR
27053	0	00002599	Sax Slimes : -3/2 -AH-MET pumps	2004/03/31	11,546.56	-2,886.65	8,659.91	ZAR
27054	0	00002599	Sax Slimes :7.5 Kw 380V 4 B3 CI motor	2004/03/31	2,188.25	-547.07	1,641.18	ZAR
27055	0	00002599	Sax Slimes : 100mm Shut-of valves	2004/03/31	2,607.29	-651.82	1,955.47	ZAR
27056	0	00002599	Sax Slimes : 3/2 -AH-MET pumps	2004/03/31	11,516.59	-2,888.85	8,659.91	ZAR
27057	0	00002599	Sax Slimes : 15 Kw 380V 4 B3 CI motor	2004/03/31	4,469.64	-1,117.40	3,352.24	ZAR
27058	0	00002599	Sax Slimes :125mm OD HDPE type4 class 10 pipe @ 9m	2004/03/31	39,018.05	-9,817.00	29,201.05	ZAR
27059	0	00002599	Sax Slimes : 3/2 -AH-MET pumps	2004/03/31	11,546.56	-2,886.65	8,659.91	ZAR
27060	0	00002599	Sax Slimes : 30 Kw 380V 4 B3 CI motor	2004/03/31	7,682.19	-1,920.55	5,761.64	ZAR
27061	0	00002599	Sax Slimes : 125mm OD HDPEtype4 class 10 pipe @ 5m	2004/03/31	169,054.64	-42,263.65	126,790.99	ZAR
27062	0	00002599	Sax Slimes: Concrete slab at slimes returnwater	2004/03/31	4,050.01	-1,012.96	3,037.05	ZAR
27063	0	00002599	Sax Slimes : 16mm 380V knife gate valve	2004/03/31	16,155.87	-4,038.98	12,116.89	ZAR
27064	0	00002599	Sax Slimes ; 3/2 -AH-MET pumps	2004/03/31	11,546.56	-2,886.65	8,659.91	ZAR
27065	0	00002599	Sax Slimes: 7.5 Kw 380V 4 B3 CI motor	2004/03/31	2,188.25	-547.07	1,641.18	ZAR
27066	0	00002599	Sax Slimes : 50mm Shut-of valves	2004/03/31	1,489.88	-372.47	1,117.41	ZAR
27067	0	00002599	Sax Slimes : 63mm HDPE 90deg bends	2004/03/31	18,740.89	-4,635.22	14,105.67	ZAR
27068	0	00002599	Sax Slimes : Elec valves on Slimes	2004/03/31	1,722.67	-430.67	1,292.00	ZAR
27069	0	00002599	Sax Slimes ; Roadcrossing sleeve piping	2004/03/31	26,288.79	-6,531.70	19,756.09	ZAR
27070	0	00002599	Sax Slimes : Vee drives for pumps	2004/03/31	17,878.55	-4,469.65	13,408.90	ZAR
27071	0	00002599	Sax Slimes :Repair & fit new valve toAuma actuator	2004/03/31	11,772.52	-2,943.14	8,829.38	ZAR
27072	0	00002599	Sax Slimes : PLC Controller	2004/03/31	509,490.02	-127,372.51	382,117.51	ZAR
27123	0	00002599	PS-038 : Replce 14" pans with 18" : 5 x 18" inverts	2004/03/31	1,861,022.67	-1,104,361.87	756,660.80	ZAR
27124	0	00002599	PS-038 ; Replce 14" pans with 18" : Z108 Gearbox	2004/03/31	13,499.63	-8,010.65	5,488.98	ZAR
27125	0	00002599	PS-038 : Replce 14" pans with 18":2 x Z88 Gearbox	2004/03/31	22,001.63	-13,056.14	8,945.49	ZAR
27126	0	00002599	PS-038 :Replce14"pans with18" pump80 2.2kw g/box	2004/03/31	9,497.26	-5,635.83	3,861.43	ZAR
27127	0	00002599	PS-038 : Replce 14" pans with 18" 24b1 Sprocket	2004/03/31	1,801.04	-1,068.75	732.28	ZAR
27128	0	00002599	PS-038 : Replce 14" pans with 18" : Tipping Bins	2004/03/31	290,460.94	-172,348.01	118,112.93	ZAR
27129	0	00002599	PS-038 ; Replce 14" pans with 18" : Z108 Gearbox	2004/03/31	40,503.57	-24,035.49	16,468.08	ZAR
27130	0	00002599	PS-038 : Replce 14" pans with 18" : Retaining Wall	2004/03/31	114,792.39	-68,119.72	46,672.67	ZAR
27171	0	00002599	Retaining Wall;Terrace&Brakfontein Oversize Screen	2004/03/31	182,018.90	-109,256.84	72,762.06	ZAR
27172	0	00002599	TA : Terrace A Tailings : Dump Conveyor Extension	2004/03/31	212,304.10	-127,435.54	84,868.56	ZAR
27705	0	00002599	DMS Tailings Bin	2004/06/30	413,909.88	-311,713.78	102,196.52	ZAR
27706	0	00002599	PS041 : Flow Sort Management	2004/06/30	34,418.00	-6,162.85	28,255.15	ZAR
27711	0	00002599	PS037 : DMS Pan Integration : 2 x 14" pans	2004/06/30	2,211,588.78	-1,856,102.68	355,486.10	ZAR
27712	0	00002599	PS037 : DMS Pan Integration : MCC Upgrade	2004/06/30	430,878.64	-351,619.81	86,266.83	ZAR
27713	0	00002599	PS037 : DMS Pan Integration : Weightometer	2004/06/30	20,743.99	-17,409.17	3,334.58	ZAR
27714	0	00002599	PS037 : DMS Pan Integration : 110mm HDPE pipes	2004/06/30	148,634.80	-124,810.11	23,824.69	ZAR
27715	0	00002599	PS037 : DMS Pan Int. : Sizing Screen 3600 X 1520	2004/06/30	154,027.39	-129,259.84	24,767.55	ZAR
27716	0	00002599	PS037 : DMS Pan Integration : HT Powerline	2004/06/30	80,092.33	-60,433.40	19,658.93	ZAR
28007	0	00002599	Security : Surveillance System	2005/01/31	6,651,294.00	-1,474,864.22	4,476,429.78	ZAR
46007	0	00004020	TOOLBETS	2002/12/31	0.00	0.00	0.00	ZAR
46708	0	00004030	Lubr. System Automatic -NJK Jaw Crusher	2003/11/30	0.00	0.00	0.00	ZAR
43902	0	00004030	Jones and Wagner	2003/08/31	0.00	0.00	0.00	ZAR

Asset	SNo.	Class	Asset description	Cap.date	Acquis.val.	Accum.dep.	Book val.	Curr.
14250	0	00001030	FS-110 : STEEL STRUCTURE (FOR LABORATORY)	2003/02/28	56,218.68	-22,940.17	33,278.51	ZAR
14389	0	00001037	Vlaglaagte Pty Surface Rights - 244 Hectares	2006/07/28	1,000,000.00	0.00	1,000,000.00	ZAR
24800	0	00012200	TRAC/3 :FIAT 640 STD TRACTOR TRAC/3-5(24446)	2000/01/31	17,880.00	-17,880.00	0.00	ZAR
20850	0	00012220	BELLB25/4 :BELL 6 X 4 WATERTANK	1995/08/05	520,625.00	-520,625.00	0.00	ZAR
26984	0	00002320	14 Piece Toolset as per P/O 458 000 1472 to 1475	2004/02/29	40,776.00	-14,271.60	26,504.40	ZAR
26985	0	00002320	Auto LubricationSystem - for JawCrusher(NJK Plant	2004/02/29	18,889.25	-7,870.53	11,018.72	ZAR
26986	0	00002320	Torque Amplifier HT6/25 25:1 with 1/2 Drive Wrenc	2004/02/29	23,945.00	-9,578.00	14,367.00	ZAR
27162	0	00002320	14 Piece Toolset as per P/O 458 000 1472 -1475	2004/03/31	42,623.00	-14,832.05	27,790.95	ZAR
27168	0	00002320	NJK DMS : Portable Molecolla P040	2004/03/29	3,083.09	-1,901.25	1,181.84	ZAR
25028	0	00002400	ACCESS ROADS TO PLANT, SLIMES DAM & PIT #1	2002/03/31	951,526.10	-490,790.40	460,735.70	ZAR
26834	0	00002480	VOL120E/3 : Volvo L120E FEL	2003/09/30	1,334,650.00	-494,734.13	839,915.87	ZAR
27809	0	00002480	VOL150E/1 : Volvo Front End Loader	2004/10/27	1,500,000.00	-363,740.00	1,136,260.00	ZAR
25073	0	00002480	BELLB30/1 : BELL B30B 6X6 DUMP TRUCK NO1 (24512)	2000/03/31	851,420.00	-700,464.93	150,955.07	ZAR
25074	0	00002480	BELLB30/2 : BELL B30B 6X6 DUMP TRUCK NO2 (24513)	2000/03/31	851,420.00	-706,141.58	145,278.42	ZAR
25080	0	00002480	BELLB30/4 : BELL B30C DUMP TRUCK NO4 (24519)	2000/03/31	1,214,274.00	-922,662.45	291,611.55	ZAR
25081	0	00002480	BELLB30/5 : BELL B30C DUMP TRUCK NO5 (24520)	2000/03/31	1,214,274.00	-779,321.63	434,952.37	ZAR
27870	0	00002480	VOLA30D/1 : Volvo ADT A30D Truck	2004/10/27	1,600,028.08	-401,175.65	1,198,852.43	ZAR
25085	0	00002520	KATO1880/1 : 43 TON BELL HD 1880 EXCAVATOR(24523)	2000/03/31	1,000,000.00	-900,000.00	100,000.00	ZAR
25086	0	00002520	LIEB954/2 : R954 Liebher excavator no2 (24845)	2000/03/31	1,013,810.75	-905,429.75	108,381.00	ZAR
26716	0	00002520	LIEB954/2 : AMS 200 MONITOR SYSTEM FOR LIEB954/2	2003/03/31	9,240.70	-4,928.37	4,312.33	ZAR
26842	0	00002520	LIEB954/2 : Airconditioner Lieb954/2	2003/09/30	25,877.32	-13,369.94	12,507.38	ZAR
26845	0	00002520	KATO1880/1 : Airconditioner Kato1880/1	2003/09/30	9,513.27	-4,966.86	4,546.41	ZAR
26880	0	00002520	LIEB954/2 : Self Greasing System Lieb954/2	2003/10/31	31,502.33	-14,176.05	17,326.28	ZAR
26881	0	00002520	KATO1880/1 : Self Greasing System	2003/10/31	28,771.64	-12,947.24	15,824.40	ZAR
26987	0	00002599	Finlay 883Infield Screening Plant SN FRT 530153	2004/02/29	1,393,000.00	-485,801.62	907,198.38	ZAR
26992	0	00002599	NJK DMS :Escom power supply and plant electrical	2004/03/31	1,082,715.07	-479,505.15	603,209.92	ZAR
26993	0	00002599	NJK DMS :Power supply to river pump	2004/03/31	138,556.78	-60,806.72	77,750.06	ZAR
26994	0	00002599	NJK DMS :Motor control Centre and 12m container	2004/03/31	331,255.63	-146,704.14	184,551.49	ZAR
26995	0	00002599	NJK DMS :PLC and Data logging system	2004/03/31	56,742.07	-25,129.99	31,612.08	ZAR
26996	0	00002599	NJK DMS :MVA transformer 22000/380V	2004/03/31	95,082.63	-42,108.51	52,973.12	ZAR
26997	0	00002599	NJK DMS :New 22Kv power line	2004/03/31	213,168.12	-94,405.82	118,762.30	ZAR
26998	0	00002599	NJK DMS :Tailings dump conveyor 330FCV70	2004/03/31	1,573,484.13	-696,644.60	876,839.53	ZAR
26999	0	00002599	NJK DMS :320PCE10 Eagon spillage pump	2004/03/31	41,406.94	-18,338.00	23,068.94	ZAR
27000	0	00002599	NJK DMS :CM tank agitator	2004/03/31	38,338.81	-16,978.66	21,360.15	ZAR
27001	0	00002599	NJK DMS :CI Champion dominator air compressor	2004/03/31	53,675.69	-23,771.51	29,904.18	ZAR
27002	0	00002599	NJK DMS :Retaining wall at primary crusher	2004/03/31	233,105.78	-103,236.24	129,869.54	ZAR
27003	0	00002599	NJK DMS :Tipping Grizzly	2004/03/31	300,583.78	-133,120.41	167,463.37	ZAR
27004	0	00002599	NJK DMS :Scrubber 1.8 x 4.8m	2004/03/31	2,499,752.65	-1,107,072.50	1,392,680.15	ZAR
27005	0	00002599	NJK DMS :Degrit circuit	2004/03/31	380,328.52	-168,436.07	211,892.45	ZAR
27006	0	00002599	NJK DMS :DMS roof and crawlbeams	2004/03/31	116,652.91	-51,718.12	64,934.79	ZAR
27007	0	00002599	NJK DMS :Turnkey contract costs	2004/03/31	3,251,212.39	-1,439,873.81	1,811,338.58	ZAR
27008	0	00002599	NJK DMS :Tailings Dam Construction	2004/03/31	1,872,197.73	-833,432.90	1,038,764.83	ZAR
27009	0	00002599	NJK DMS :Platework and lining	2004/03/31	943,158.34	-417,698.26	525,460.08	ZAR
27010	0	00002599	NJK DMS :Structural steel for DMS Plant	2004/03/31	1,274,411.93	-564,401.37	710,010.56	ZAR
27011	0	00002599	NJK DMS :Access roads and plant foundations	2004/03/31	810,264.04	-358,843.96	451,420.08	ZAR
27012	0	00002599	NJK DMS :510mm High chrome cast iron cyclone	2004/03/31	31,395.90	-13,905.73	17,490.17	ZAR
27013	0	00002599	NJK DMS :Bowl liner HP100	2004/03/31	11,277.65	-4,994.57	6,283.08	ZAR
27014	0	00002599	NJK DMS :Ceramic orifice plate 320FCB28	2004/03/31	2,920.92	-1,293.65	1,627.27	ZAR
27015	0	00002599	NJK DMS :Feed cone	2004/03/31	1,054.74	-467.11	587.63	ZAR
27016	0	00002599	NJK DMS :Filter cartridge 40 microns	2004/03/31	1,764.05	-718.76	1,045.29	ZAR
27017	0	00002599	NJK DMS :Hydraulic jack	2004/03/31	11,764.44	-5,210.15	6,554.29	ZAR
27018	0	00002599	NJK DMS :Idler shaft assembly - Saia Scrubber	2004/03/31	79,835.95	-35,357.18	44,478.77	ZAR
27019	0	00002599	NJK DMS :In-line magsep model AIL 60/600	2004/03/31	146,284.76	-64,785.56	81,499.20	ZAR
27020	0	00002599	NJK DMS :Main mantle liner	2004/03/31	16,551.35	-7,330.15	9,221.20	ZAR
27021	0	00002599	NJK DMS :Mantle HP100 SX	2004/03/31	9,654.97	-4,275.94	5,379.03	ZAR
27023	0	00002599	NJK DMS :Pumps complete with switch gear valves and	2004/03/31	205,512.66	-91,015.99	114,496.67	ZAR
27024	0	00002599	NJK DMS :4700m 200 galv flanged pipes complete wit	2004/03/31	519,681.59	-230,157.90	289,523.69	ZAR
27025	0	00002599	NJK DMS :Spare set of pumps	2004/03/31	132,014.10	-58,465.48	73,548.62	ZAR
27026	0	00002599	NJK DMS :Pipe crossing sleeves 4 x 18m	2004/03/31	11,865.57	-5,254.92	6,610.65	ZAR
27027	0	00002599	NJK DMS :[illegible]	2004/03/31	67,989.73	-30,110.81	37,878.92	ZAR
27028	0	00002599	NJK DMS :Magnetic belt	2004/03/31	75,631.31	-33,495.06	42,136.25	ZAR
27029	0	00002599	NJK DMS :Tailings Dam	2004/03/31	773,909.27	-342,740.78	431,168.49	ZAR
27845	0	00002599	NJK - Slimes Dam Extension	2004/10/27	1,001,432.00	-243,948.84	757,483.16	ZAR
27871	0	00002599	FS883/1 : Finlay 883 infield screening plant	2004/10/27	1,377,512.50	-650,622.11	726,890.39	ZAR
27872	0	00002599	NJK plant : Discharge Chute	2004/10/27	322,215.49	-75,454.21	246,761.28	ZAR
27873	0	00002599	NJK plant : 60 Ton tailings bin	2004/10/27	1,469,422.19	-344,008.07	1,125,414.12	ZAR
27874	0	00002599	NJK Plant	2004/10/27	2,691,118.40	-630,020.75	2,061,097.73	ZAR
70028	0	00007000	Ex Saaiplaas Conveyor C11 600mm	2002/03/31	549,804.00	-251,993.50	297,810.50	ZAR

SCHEDULE 2B

SCHEDULE OF MATERIAL ASSETS

DESCRIPTION OF ASSET	SAXENDRIFT	NIEWEJAARSKRAAL
Plants:	**13 330 000**	**9 000 000**
NJK		9 000 000
Terrace A	3 000 000	
Terrace B	2 000 000	
Brakfontein Pan Plant	500 000	
DMS	3 000 000	
Old Final Recovery	1 500 000	
New Final Recovery	3 330 000	
Roads , Power and Water Infrastructure:	**3 250 000**	**500 000**
Saxendrift power and water supplies	2 000 000	
Saxendrift roads	1 000 000	
NJK roads		500 000
Saxendrift and NJK fencing	250 000	
Earth Moving Equipment:	**6 700 000**	**8 700 000**
Liebherr L564/6 wheel loader		600 000
Volvo 120 Front end loader 120/1		900 000
Volvo 120 Front end loader 120/2		900 000
Volvo 120 Front end loader 120/3		900 000
Volvo 120 Front end loader 120/4	900 000	
Volvo 150 Front end loader 150/1	000 000	
Bell B30 dump truck B30/1		500 000
Bell B30 dump truck B30/2		500 000
Bell B30 dump truck B30/5		500 000
Bell B30 dump truck B30/4	500 000	
Bell B40 ADT B40/17		1 000 000
Bell B40 ADT B40/18	1 000 000	
Cat 769/11	400 000	
Volvo ADT 30 dump truck 300/1		100 000
Cat 14H grader		1 200 000
Cat 824G Wheel dozer	1 200 000	
Komatsu 375 Bull dozer	1 000 000	
Bell HD1880 43T excavator		750 000
Liebherr Excavator 954 No2		750 000
All terrain 35T Mobile Crane	800 000	
Bell B25/4 Water Tanker		100 000

mac [signature] gwb

DESCRIPTION OF ASSET	OTHER	NIEWEJAARSKRAAL
Intellectual Property – Mining Information	**3 000 000**	**2 500 000**
Saxendrift Mining Operations	1 000 000	
Niewejaarskraal Mining Operations		2 500 000
Kwartelspan Project	750 000	
Remhoogte-Holsloot Project	500 000	
Zwemkuil-Mooikraal Project	750 000	
Vehicles:	**1 820 000**	**200 000**
Isuzu Double Cab CY16191	30 000	
Isuzu LDV CY74177	30 000	
Isuzu LDV CY 114273		40 000
Isuzu LDV CY103381		40 000
Isuzu LDV CY73398	40 000	
Isuzu LDV CY115430		40 000
Toyota LDV CY134802	40 000	
Nissan LDV CY10368	40 000	
Mazda Double Cab CY25418	50 000	
Toyota LDV CY132244	40 000	
Toyota LDV CY132245		40 000
Isuzu LDV CY119131	40 000	
Isuzu LDV CY80247	60 000	
Toyota LDV CY129127		40 000
Toyota Ambulance CY141723	80 000	
Mamba Security vehicle CY848811	200 000	
Isuzu NPR300 Truck CY25230	60 000	
Isuzu NQR500 Truck CY26682	80 000	
M.Benz Atego Truck CY136293	250 000	
Samil Fuel Bowser CY42777	200,000	
Nissan 8t Truck and Crane CY 184372	200 000	
Toyota HiAce CY145793	50 000	
Isuzu Double Cab CY58336	50 000	
Mitsubishi 8 Seater CY 81753	40 000	
Toyota LDV CY 81104	40 000	
M.Benz 18 Seater Sprinter CY 83702	70 000	
Isuzu LDV CY11178	40 000	
Fiat Tractor No1	25 000	
Fiat Tractor No2	25 000	
4-Ton Diesel Forklift	40 000	
	R 28 100 000	20 900 000
Consumable Stores/Spares	1 000 000	
	29 100 000	20 900 000

MK [signature]

SCHEDULE 3

MATERIAL CONTRACTS

Part 1 – Income-producing Contracts

1. Memorandum of Agreement entered into between Trans Hex Operations (Pty) Ltd and Bamboo Rock 1032 CC ("Bamboo Rock") dated 23 March 2006 on behalf of Trans Hex and 4 April 2006 on behalf of Bamboo Rock for the completion and treatment of recovery tailings ("bantams") at Saxendrift Mine.

2. Memorandum of Agreement entered into between Trans Hex Operations (Pty) Ltd and Bamboo Rock dated 23 March 2006 on behalf of Trans Hex and 4 April 2006 on behalf of Bamboo Rock for the treatment of identified gravels plus oversize (+32mm-40mm).

3. Lease Agreement entered into between Trans Hex Operations Pty) Ltd ("the Lessor") and Bamboo Rock ("the Lessee") dated 23 March 2006 on behalf of Trans Hex and 4 April 2006 on behalf of Bamboo Rock for the lease and hire of 3 x 14 foot pan plants at Brakfontein.

4. Memorandum of Agreement entered into between Trans Hex Operations (Pty) Ltd and Bamboo Rock dated 31 May 2004 on behalf of Trans Hex and 31 May 2004 on behalf of Bamboo Rock for the treatment of middling gravels and old 'GEM' tailings plus oversize (+32-40mm) at Saxendrift Mine.

Part 2 – Other Contracts

1. Transport Agreement between Tran Hex Operations (Pty) Limited and Sentlé Passenger Services dated 30 May 2003.

2. Extension of Contract between Trans Hex Operations (Pty) Limited and Sentlé Passenger Services dated 6 December 2005.

3. Contract of Service between Protea Security Services (Pty) Limited and Trans Hex Operations (Pty) Limited dated 19 September 2005.

4. Addendum to Contract of Service between Protea Security Services (Pty) Limited and Trans Hex Operations (Pty) Limited (date not established but agreement is current);

5. Contract between M L Asset Management CC and Trans Hex Operations (Pty) Limited dated 13 December 2002.

6. Addendum to Contract between M L Asset Management CC and Trans Hex Operations (Pty) Limited dated 14 June 2005.

7. Second Addendum to Contract between M L Asset Management CC and Trans Hex Operations (Pty) Limited plus proposed amendments dated 12 September 2006 (date not established but agreement is current);

8. Agreement for the Supply and Management of Fuels & Lubricants between TOTAL South Africa (Pty) Limited and Trans Hex Operations (Pty) Limited dated 22

October 2002, as amended on 27 October 2007 (Service Level Agreement only pertaining to Middle Orange Operations under Trans Hex Group contract).

9. Master Rental Agreement between Trans Hex Operations (Pty) Limited and Technofin (Pty) Limited for a Nashua digital copier dated 20 February 2006.

10. Contracts with Royal Food Services (Pty) Ltd

11. Letter of Extension between Royal Foods (now Royal Sechaba) and Trans Hex Operations (Pty) Limited.

12. <u>Surface Rights Agreements</u>:

12.1 Portion of Remainder farm Zwemkuil No. 37: Memorandum of Agreement dated 14 September 2004 between Mvela Exploration and Dirk Ernst Loots;

12.2 Portion of Remainder farm Mooldraai No 36 – Prospecting and Option Agreement dated 12 January 2004 between Trans Hex Operations and Hendrik Andreas van Niekerk;

12.3 Portion 1, Kransfontein No 19 and R/E Kwartelspan 25 – Prospecting and Option Agreement dated 28 February 2005 between Trans Hex Operations and Catharina Elizabeth Jacoba van Niekerk;

12.4 Remainder of Portion 3 (Rooisloot) of Farm Holsloot 47 – Prospecting and Option Agreement dated 31 October 1998 (renewed at 18 month intervals, most recently on 10 February 2006 for further 18 month period) between Martha Viljoen and Pioneer;

12.5 Portion of portion 1 and portion of Remainder of farm Remhoogte 152 – rights arising under historic Prospecting and Option Agreement dated 18 December 1998 (renewed annually at 12 month intervals, most recently on 6 August 2001 for further 12 month period) and currently in process of being finalised with landowner; and

12.6 Portion 6 of farm Niewejaarskraal No 40 (owner Mrs C Louw) –See Note 1; and

12.7 Portions 2 and 4 of the farm Niewejaarskraal No. 40 (owner Mr R Louw) – See Note 1.

NB:

1. Confirmation that consultations with these landowners were held, and their permission for prospecting operations to be conducted on their properties, was submitted to the DME on 7 June 2005. **[THO to confirm whether formal surface usage agreements have been/are intended to be concluded with these landowners. Specifically, THO to advise also what surface rights usage agreements are in place between THO and the owners of any mining areas on Niewejaarskraal – the contracts listed in 12.6 and 12.7 appear to relate only to prospecting activities, and not mining, on Niewejaarskraal 40 (Ptns 2, 4 and 6)].**

MBL DWB

SCHEDULE 4

GUARANTEES

Guarantee No.	In favour of	Amount (Rands)	Prospecting/Mining Area/Property		
ABSA					
81040049486	Eskom	35,000	Terrace B, Saxendrif	MOR	
81040207636	Eskom	215,000	Saxendrift	MOR	
81040214643	DME	50,000	Restant Viegelandsput 39	MOR	
81040214645	DME	50,000	Restant Gedeelte 1 Remhoogte 152	MOR	
84970101997	DME	10,000	RE of Portion 3 (Rooisloot) of Holsloot PP16/98	Prieska	Pioneer
84970101993	DME	50,000	Remainder Portion 1 Remhoogte 152 Prospecting Permit 29/98	Prieska	Pioneer
84970101998	DME	10,000	Remainder of portion 3 of Viegelandsput 39 Prospecting Permit PP28/98	Prieska	Pioneer
FNB					
G672/0243764/GLO	DME	4,335,000	Portion 2,4,6 NJK : Remainder Vegelandsput 39		
G672/0243765/GLO	DME	240,000	Remainder of Portion 1 of Zwemkuil 37		

SCHEDULE 5

TRANSFERRING EMPLOYEES

Retrenchment date 31 March 2007

Personnel Number	Surname	Initials	Entry Date	Leaving Da	Position	Perso	an Balance	Medical Loan Balance	Package after ded of Loans
216	Ligotho	N J	28.02.1994	31.03.2007	Foreman	NJ Mir	2,136.60	0.00	94,977.35
224	July	N J	05.04.1994	31.03.2007	Senior F	NJ Mir	3,860.70	0.00	136,681.84
258	Modseny	D I	16.05.1995	31.03.2007	Earth Mo	NJ Mir	0.00	0.00	48,346.55
259	Maene	M A	03.01.1995	31.03.2007	Earth Mo	NJ Mir	0.00	0.00	48,878.85
270	Vos	M G	03.01.1996	31.03.2007	Earth Mo	NJ Mir	71.50	0.00	48,485.75
288	Mantsho	K J	08.04.1995	31.03.2007	Earth Mo	NJ Mir	0.00	0.00	42,113.18
291	Louw	S	07.06.1996	31.03.2007	Foreman	NJ Me	0.00	0.00	109,290.48
314	Sebeko	D D	01.03.1997	31.03.2007	DMS Op	SA Me	0.00	0.00	52,413.28
301	Cloete	B A	11.02.1995	31.03.2007	Senior F	NJ Me	0.00	0.00	114,541.67
400	Kolisi	P L	14.09.1998	31.03.2007	DMS Op	NJ Me	0.00	0.00	38,162.25
404	Matsho	O W	30.08.1998	31.03.2007	DMS Op	NJ Me	0.00	0.00	41,218.52
413	Tonyane	M P	12.10.1998	31.03.2007	Operator	NJ Mir	0.00	0.00	48,421.86
423	Makodi	M M	18.11.1998	31.03.2007	Earth Mo	NJ Mir	0.00	0.00	34,728.98
424	Motlhengi	T A	16.11.1998	31.03.2007	Road Tr	NJ Mir	616.60	0.00	42,504.56
438	Malome	M B	01.03.1999	31.03.2007	Foreman	NJ Mir	0.00	0.00	77,569.27
442	Mufupi	T P	15.03.1999	31.03.2007	Road Tr	SA Me	0.00	0.00	45,028.62
490	Benson	W Y	07.02.2000	31.03.2007	Earth Mo	SA Me	0.00	0.00	50,021.16
614	Mazalet	T P	10.10.1994	31.03.2007	Screenin	NJ Mir	0.00	0.00	47,534.47
615	Andrews	B J G	11.01.1985	31.03.2007	Chief Se	SA Adi	0.00	14,801.27	147,723.05
640	Mosotse	M L	01.02.1999	31.03.2007	Screenin	NJ Mir	0.00	0.00	47,343.04
701	Longane	O O	03.09.1997	31.03.2007	DMS Op	NJ Me	0.00	0.00	45,035.84
707	Setolao	L S	05.01.1990	31.03.2007	Handy M	SA Me	0.00	0.00	49,085.63
737	Moss	G	06.10.1996	31.03.2007	DMS Op	SA Me	0.00	0.00	41,179.97
738	Masaba	P P	09.10.1996	31.03.2007	Foreman	SA Me	0.00	0.00	90809.83
739	Lefue	B A	12.10.1986	31.03.2007	Earth Mo	SA Mir	645.60	0.00	38,865.33
741	Louw	E P	12.10.1986	31.03.2007	DMS Op	SA Me	0.00	0.00	47 225.62
744	Molabogi	G G	05.11.1989	31.03.2007	Earth Mo	NJ Mir	0.00	0.00	35,336.61
752	Makoke	F T	08.02.1999	31.03.2007	DMS Op	SA Me	0.00	0.00	38,605.61
805	Jafta	B	01.04.2000	31.03.2007	Assistan	NJ Me	0.00	0.00	35,819.35
940	Roberts	J	05.10.1996	31.03.2007	DMS Op	NJ Me	0.00	0.00	43,139.47
978	Chele	W H	10.07.2000	31.03.2007	Superint	NJ Me	0.00	0.00	119,880.75
1043	Ntupe	K J	02.10.2000	31.03.2007	Earth Mo	NJ Min	0.00	0.00	29,648.76
1048	Kleinbooi	D P	02.10.2000	31.03.2007	DMS Op	NJ Me	0.00	0.00	32,847.45
1050	Willemse	P M	02.10.2000	31.03.2007	DMS Op	NJ Me	0.00	0.00	35,277.04
1071	Sobe	M D	13.11.2000	31.03.2007	Earth Mo	NJ Mir	1,042.50	0.00	30,936.70
1137	Lebona	G E	16.11.2000	31.03.2007	Earth Mo	NJ Min	0.00	0.00	29,777.83
1140	Brown	T R	16.11.2000	31.03.2007	Earth Mo	NJ Min	0.00	0.00	30,030.06
1227	Meepe	R S	22.01.2001	31.03.2007	DMS Op	NJ Me	0.00	0.00	31,188.33
1265	Menkiel	M G	22.01.2001	31.03.2007	Earth Mo	NJ Min	0.00	0.00	30,531.48
1346	Hugo	D D	01.03.2001	31.03.2007	DMS Op	NJ Me	0.00	0.00	38,358.76
1347	Plaatjie	J K	01.03.2001	31.03.2007	DMS Op	SA Me	0.00	0.00	36,976.72
1486	O'Rayn	A E	01.05.2001	31.03.2007	Plant Op	NJ Me	0.00	0.00	32,000.39
1530	Brown	D	21.05.2001	31.03.2007	Earth Mo	NJ Min	0.00	0.00	37,356.81
1534	Marwane	J	21.05.2001	31.03.2007	Earth Mo	NJ Min	0.00	0.00	32,128.17
1539	Mooemi	E T	11.06.2001	31.03.2007	DMS Op	SA Me	0.00	0.00	33,078.33
1543	Kobi	S J	11.06.2001	31.03.2007	Plant Op	NJ Min	0.00	0.00	26,781.81
1639	Orthupen	M I	25.06.2001	31.03.2007	Earth Mo	NJ Min	0.00	0.00	25,167.53
1649	Boeman	M D	28.06.2001	31.03.2007	Sorter	SA Me	0.00	0.00	27,891.67
1668	Knox	N P J	02.07.2001	31.03.2007	Superint	SA Me	0.00	0.00	120,501.60
1826	Links	H	03.04.2002	31.03.2007	DMS Op	NJ Me	1,387.40	0.00	31,400.30
1831	Ntsaku	M J	03.04.2002	31.03.2007	DMS Op	NJ Me	774.80	0.00	27,626.96
1891	De Waal	C	06.06.2002	31.03.2007	Earth Mo	NJ Min	0.00	0.00	28,694.98
2108	Grobler	J P	27.01.2003	31.03.2007	Electrici	NJ Me	0.00	0.00	60,228.66
2853	Nkokolo	T G	30.01.1990	31.03.2007	Earth Mo	NJ Min	937.00	0.00	44,076.99
									2,762,262.37

Retrenchments 28.2.2007

Personnel Num	Surname	Initials	Entry Date	Leaving Da	Position	ptics pa	P/Loan Balance	Medical L	Package after ded of Loans
218	Lipotho	M J	28.02.1994	28.02.2007	Foreman Grade 1 (Mining	2,863.30	2,136.50	0.00	92,726.80
224	July	M J	05.04.1994	28.02.2007	Senior Foreman (Mining)	7,458.32	3,669.70	0.00	133,597.62
258	Modisenyane	D I	15.05.1995	28.02.2007	Earth Moving Operator Gr	5,234.60	0.00	0.00	45,234.60
269	Moeno	M A	03.01.1996	28.02.2007	Earth Moving Operator Gr	7,542.68	0.00	0.00	47,542.68
270	Vos	M G	03.01.1996	28.02.2007	Earth Moving Operator Gr	5,396.79	71.60	0.00	45,325.29
285	Manisho	K J	09.04.1996	28.02.2007	Earth Moving Operator Gr	1,021.93	0.00	0.00	41,021.93
281	Louw	S	07.05.1996	28.02.2007	Foreman Grade 1 (Metallu	9,956.78	0.00	0.00	100,956.78
314	Sebeko	D D	01.03.1997	28.02.2007	DMS Operator	1,125.22	0.00	0.00	51,125.22
369	Clucle	B A	11.02.1998	28.02.2007	Senior Foreman Grade 1	1,466.32	0.00	0.00	111,466.32
400	Kolesi	P L	14.09.1998	28.02.2007	DMS Operator	5,927.67	0.00	0.00	36,927.67
404	Malebo	G W	30.09.1998	28.02.2007	DMS Operator	9,976.30	0.00	0.00	39,976.30
413	Tonyane	M P	12.10.1998	28.02.2007	Operator	5,140.52	0.00	0.00	45,140.52
423	Makolol	M M	18.11.1998	28.02.2007	Earth Moving Operator Gr	3,647.48	0.00	0.00	33,647.48
424	Mokilengo	T A	18.11.1998	28.02.2007	Road Transport Operator	2,151.10	816.00	0.00	41,335.59
438	Malume	M B	01.03.1999	28.02.2007	Foreman Grade 1 (Mining	5,334.77	0.00	0.00	75,334.77
442	Mudzol	T P	15.03.1999	28.02.2007	Road Transport Operator	3,718.24	0.00	0.00	43,718.24
498	Basson	W T	07.02.2000	28.02.2007	Earth Moving Operator Gr	5,776.56	0.00	0.00	36,776.56
614	Mazalel	T P	10.10.1994	28.02.2007	Screening Plant Operator	5,479.08	0.00	0.00	46,479.88
615	Andrews	BJG	11.01.1985	28.02.2007	Chief Safety Officer	3,612.24	0.00	14,601.27	144,010.97
640	Moreolsen	M L	01.02.1996	28.02.2007	Screening Plant Operator	5,167.89	0.00	0.00	46,167.89
701	Longane	DD	08.08.1997	28.02.2007	DMS Operator	3,777.08	0.00	0.00	43,777.08
707	Seboleo	L S	05.01.1998	28.02.2007	Handy Man Grade 3	7,739.27	0.00	0.00	47,739.27
737	Moss	G	06.10.1998	28.02.2007	DMS Operator	9,948.23	0.00	0.00	39,948.23
738	Maqabe	P P	09.10.1998	28.02.2007	Foreman Grade 1 (Metallu	3,251.68	0.00	0.00	86,251.68
739	Lelea	B A	12.10.1998	28.02.2007	Earth Moving Operator Gr	3,550.73	815.60	0.00	37,735.13
741	Louw	I P	12.10.1998	28.02.2007	DMS Operator	5,911.09	0.00	0.00	45,911.09
744	Motabogi	G G	05.11.1998	28.02.2007	Earth Moving Operator Gr	4,257.09	0.00	0.00	34,257.09
752	Mafeke	FT	08.02.1999	28.02.2007	DMS Operator	7,385.05	0.00	0.00	37,385.05
805	Jeffre	B	01.04.2000	28.02.2007	Assistant Electrician	4,508.77	0.00	0.00	34,508.77
840	Roberts	J	05.10.1998	28.02.2007	DMS Operator	1,906.73	0.00	0.00	41,906.73
976	Clucle	W H	10.07.2000	28.02.2007	Superintendent (Metallurg	5,800.05	0.00	0.00	115,800.05
1043	Nkupe	K J	02.10.2000	28.02.2007	Earth Moving Operator Gr	8,551.69	0.00	0.00	28,551.69
1048	Kleinbooi	D P	02.10.2000	28.02.2007	DMS Operator	1,711.23	0.00	0.00	31,711.23
1050	Willemse	P M	02.10.2000	28.02.2007	DMS Operator	4,044.30	0.00	0.00	34,044.30
1071	Sebe	M D	13.11.2000	28.02.2007	Earth Moving Operator Gr	0,249.54	1,042.90	0.00	29,206.64
1137	Letsona	G E	16.11.2000	28.02.2007	Earth Moving Operator Gr	8,889.68	0.00	0.00	28,889.68
1140	Brown	T R	16.11.2000	28.02.2007	Earth Moving Operator Gr	8,908.79	0.00	0.00	28,908.79
1227	Maepe	T S	22.01.2001	28.02.2007	DMS Operator	9,934.73	0.00	0.00	29,934.73
1255	Mankisi	M G	22.01.2001	28.02.2007	Earth Moving Operator Gr	9,411.45	0.00	0.00	29,411.45
1346	Hugo	D D	01.03.2001	28.02.2007	DMS Operator	7,063.07	0.00	0.00	37,063.07
1347	Pheatjie	J K	01.03.2001	28.02.2007	DMS Operator	7,879.35	0.00	0.00	37,879.35
1498	O'Rayn	A E	01.05.2001	28.02.2007	Plant Operator	0,899.86	0.00	0.00	30,899.86
1535	Brown	D	21.05.2001	28.02.2007	Earth Moving Operator Gr	6,064.87	0.00	0.00	36,064.87
1538	Marwane	J	21.05.2001	28.02.2007	Earth Moving Operator Gr	0,860.76	0.00	0.00	30,860.76
1539	Moremi	E T	11.06.2001	28.02.2007	DMS Operator	1,833.41	0.00	0.00	31,833.41
1543	Kobo	S J	11.06.2001	28.02.2007	Plant Operator	7,748.50	0.00	0.00	27,748.50
1639	Dshupeng	M I	25.06.2001	28.02.2007	Earth Moving Operator Gr	4,092.10	0.00	0.00	24,092.10
1640	Bosman	M D	26.06.2001	28.02.2007	Sorter	6,564.83	0.00	0.00	36,564.83
1662	Knox	N P J	02.07.2001	28.02.2007	Superintendent (Security)	5,432.64	0.00	0.00	115,432.64
1829	Links	H	03.04.2002	28.02.2007	DMS Operator	1,515.62	1,387.40	0.00	30,128.22
1831	Ntsako	M J	03.04.2002	28.02.2007	DMS Operator	7,160.61	774.00	0.00	26,385.81
1881	De Waal	C	06.06.2002	28.02.2007	Earth Moving Operator Gr	5,601.09	0.00	0.00	25,601.09
2100	Grobler	J P	27.01.2003	28.02.2007	Electrician	8,938.12	0.00	0.00	98,938.12
2853	Nkokolo	T G	30.09.1998	28.02.2007	Earth Moving Operator Gr	3,884.81	937.00	0.00	42,947.61

SCHEDULE 6A

MVELA RIGHTS

MINE/PROJECT	FARM NAME	PORTION	SIZE (Ha)	APPLICANT/ HOLDER	DME REF	DOCUMENT	EXPIRY DATE
KWARTELSPAN PROJECT	Kransfontein 19	Ptn 1	903.8500	Mvela Exploration	5/2/2/610 PR	210/2006 (PR)	11/4/2008
	Kwartelspan 25	Remainder					
SAXENDRIFT	Saxendrift 20	Ptn of Rem	359.0000	Mvela Exploration	30/5/1/1/2/463 PR (Conv)	757/2006PR	29/11/2008
NIEWEJAARSKRAAL	Viegulands Put 39	Ptn of Rem	324.1050	Mvela Exploration	30/5/1/1/2/465 PR (Conv)	100/2007PR	29/11/2008
	Niewejaarskraal 40	Ptn of Ptn 6	995.2000	Mvela Exploration	30/5/1/1/2/209 PR	Granted and executed but awaiting registration	Awaiting registration in MPTRO
ZWEMKUIL/ MOOIDRAAI PROJECT	Zwemkuil 37	Ptn of Rem	2488.1240	Mvela Exploration	30/5/1/1/2/466 PR	Conversion application granted	Awaiting execution and registration
	Mooidraai 36	Ptn of Rem	2901.0000		30/5/1/1/2/464 PR	Conversion application granted	Awaiting execution and registration

TABACKS

SCHEDULE 6B

PIONEER RIGHTS

PROJECT	FARM NAME	PORTION	SIZE (Ha)	HOLDER	DME REF	DOCUMENT	EXPIRY DATE
REMHHOGTE/ HOLSLOOT PROJECT	Remhoogte 152	Ptn of Ptn 1	2798.5110	Pioneer Minerals	5/2/2/6 PR	64/2005 (PR)	2/11/2006*[1]
		Ptn of Rem					
	Holsloot 47	Ptn of Ptn 3	1049.5900	Pioneer Minerals*[2]	30/5/1/1/2/180 PR	Granted: Ref 735/2006PR.	29/11/2007

Note 1: Application for renewal was lodged on 29/09/2006 and is pending.
Note 2: The applicant for conversion of the "old order" prospecting right was Pioneer Minerals; however, in terms of the rationalisation of the Trans Hex Operations' in the Northern Cape discussed and agreed with the DME upon the MPRDA becoming effective, upon conversion the new order prospecting right has been issued in the name of Trans Hex Operations under Ref 735/2006PR. For all purposes of this Agreement it will be regarded as one of the Pioneer Rights (as defined)..

TABACKS

SCHEDULE 6C

TRANS HEX RIGHTS

MINE/PROJECT	FARM NAME	PORTION	SIZE (Ha)	APPLICANT/ LICENCE HOLDER	DME REF	DOCUMENT	EXPIRY DATE
SAXENDRIFT*[1]	Saxendrift 20	Ptn of Rem	1368.2940	Trans Hex Operations	5/3/2/753 MR	"Old Order" ML 06/2001	O9/O5/2014
	Saxendrift 21	Remainder					
	Saxendrift 21	Ptn of Ptn 1					
NIEWEJAARSKRAAL	Niewejaarskraal 40	Ptn of Ptn 6	1766.3900	Trans Hex Operations	30/5/1/2/2/14 MR	22/2006 (MR)	11/4/2016
	Niewejaarskraal 40	Ptn of Ptn 4					
	Niewejaarskraal 40	Ptn of Ptn 2					
	Viegulands Put 39	Ptn of Rem					

Note 1: The Saxendrift Mining Licence ML06/2001 encompasses the portion known as Brakfontein East 22 (Miner's Hope), a small annex to the south-west of the fenced-off mining area. As this portion was not specifically dealt with in the Venmyn CPR and no value is attached thereto in terms of this Agreement, it has not been provided for in the Agreement. To the extent that it forms part of the areas for which conversion of the Saxendrift Mining Licence to a new order mining right will now be applied for by Trans Hex Operations (and is so granted), it will form part of the Trans Hex Rights ceded and transferred to Saxendrift Mine (Pty) Limited.

TABACKS

SCHEDULE 7

THE NECESSARY RIGHTS

The Necessary Rights constitute those Minerals Rights, in any one of the combinations set out below, in respect to which, if converted (to the extent still required) to "new order" rights in terms of the MPRDA and Ministerial Consent in terms of Section 11(1) of the MPRDA to their transfer to the Purchaser is granted, will *ipso facto* result in the suspensive conditions set out in clause 4.1.3.1 and 4.1.3.2 of the Agreement being fulfilled.

1. **Combination 1 of Mineral Rights:**

   All of the Mineral Rights collectively comprising the Trans Hex Rights, the Mvela Rights and the Pioneer Rights.

2. **Combination 2 of Mineral Rights:**

   (a) the Trans Hex Rights pertaining to the Saxendrift Mining Operations (5/3/2/753MR); plus

   (b) the Trans Hex Rights pertaining to the Niewejaarskraal Mining Operations (30/5/1/2/2/1MR and 22/2006MR); plus

   (c) the Mvela Rights (i.e. prospecting rights) in respect of Saxendrift 20 (Ptn of Remainder) (30/5/1/2/463PR and 757/2006PR); plus

   (d) The Mvela Rights (i.e. prospecting rights) in respect of Niewejaarskraal 40 (30/5/1/1/2/465PR and/or 100/2007PR) and Viegulands Put 39 (Ptn of Remainder) (30/5/1/1/2/209PR); plus

   (e) The Pioneer Rights (i.e. in respect of the Remhoogte-Holsloot Project) (Remhoogte: 5/2/2/7PR and 64/2005PR, and Holsloot: 30/5/1/2/1/180PR and 735/2006PR) .

3. **Combination 3 of Mineral Rights:**

   (a) The Trans Hex Rights pertaining to the Niewejaarskraal Mining Operations (30/5/1/2/2/1MR and 22/2006MR); plus

   (b) the Mvela Rights (i.e. prospecting rights) in respect of Niewejaarskraal 40 (30/5/1/1/2/465PR and/or 100/2007PR) and Viegulands Put 39 (Ptn of Remainder) (30/5/1/1/2/209PR); plus

   (c) The Mvela Rights pertaining to the Zwemkuil-Mooldraai Project (Zwemkuil: 30/5/1/1/2/466PR, and Mooldraai: 30/5/1/1/2/464PR; plus

   (d) The Pioneer Rights (i.e. in respect of the Remhoogte-Holsloot Project) (Remhoogte: 5/2/2/7PR and 64/2005PR, and Holsloot: 30/5/1/2/1180PR and 735/2006PR)

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mm Jwb

SCHEDULE 8A

EXCLUDED ASSETS AND EXCLUDED CONTRACTS

Part 1: Excluded Assets

1. All of the personal computers, printers and related computer equipment listed under Category 7 in the Fixed Asset Register (Schedule 2A) as at the Signature Date; and

2. The main-frame computer, main-frame computer software and personal computer software listed under Category 9 of the Fixed Asset Register (Schedule 2A) as a the Signature Date

3. All and any security infrastructure and related installations (hardware, software, other related equipment and spares/components) at Middle Orange Operations.

Part 2: Excluded Contracts

All benefits and/or liabilities as at the Effective Date arising under or in terms of the following Contracts constitute "Excluded Liabilities" (amongst others) in terms of the Agreement:

1. The notarial Association Agreement between Higgs Hope (Pty) Limited, Minnaar Higgs Trust, Michael Minnaar Higgs, Trans Hex Operations (Pty) Limited and Trans Hex Group Limited dated 15 April 2002 relating to the conduct of exploration and/or mining operations in respect of the Brakfontein Property.

2. The joint venture agreement entered into between Trans Hex Operations, Mvela Resources and Trans Hex dated 22 September 2003, together with any amendment thereto.

3. Lease Agreement between Vodacom (Pty) Limited and G J V Van Zyl Trust dated 24 December 2000.

5. Amendment / Renewal / Extension / Cession of Lease Agreement between Vodacom (Pty) Limited and Trans Hex Operations (Pty) Limited dated 30 May 2005.

6. Lease Agreement in respect of grazing lands on Saxendrift 20, 21 and Annex with the Trustees of the Brakfontein Trust signed on behalf of Trans Hex Bedrywe (Edms) Bpk on 13 July 2004 and by Minnaar Higgs in his capacity as Trustee on 25 June 2004;

7. Supply Contract between Trentyre (Pty) Limited and Trans Hex Operations (Pty) Limited dated 28 October 2003.

8. Addendum to Supply Contract between Trentyre (Pty) Limited and Trans Hex Operations (Pty) Limited dated 26 August 2004.

9. Second Addendum to Supply Contract between Trentyre (Pty) Limited and Trans Hex Operations (Pty) Limited dated 20 May 2005.

mm JWB

10. Addendum to Agreement for the Supply and Management of Fuels & Lubricants between TOTAL South Africa (Pty) Limited and Trans Hex Operations (Pty) Limited plus proposed amendments dated 27 October 2005.

11. Notice of termination to Intervid Limited dated 22 March 2006.

12. Deed of Sale between Trans Hex Bedrywe (Edms) Bpk and Redivivus Louw signed on behalf of Trans Hex on 13 December 2006 and by Louw on 14 December 2004.

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MC JWB

SCHEDULE 8B

IMMOVABLE PROPERTIES

PART 1: IMMOVABLE PROPERTIES

DELIBERATELY LEFT BLANK

PART 2: EXCLUDED PROPERTIES

1. Portion 4 of the farm Viegulands Put No. 39 in the Siyathemba Municipality, situate in the Division of Prieska, Northern Cape Province, in extent: 244,7542 hectares, registered in the name of Trans Hex Operations held under Title Deed No T51279/2006;

2. Remainder of the farm Saxendrift No. 20, situate in the Division of Hopetown, Northern Cape Province, in Extent 1826,0470 hectares. Registered in the name of Trans Hex Operations held under Title Deed No: T53723/2001;

3. Remainder of the farm Annex Saxes Drift No. 21, situate in the Division of Hopetown, Northern Cape Province, in extent 814,9787 hectares. Registered in the name of Trans Hex Operations held under Title Deed No:T53723/2001; and

4. Portion 1 (Paarde Pan) of the farm Annex SaxenDrift No. 21, situate in the Division of Hopetown, Northern Cape Province, in extent 710,7888 hectares. Registered in the name of Trans Hex Operations held under Title Deed No:T53723/2001.

Note:

The surface rights to the properties owned by Trans Hex Operations listed under 2, 3 and 4 above are let to the Brakfontein Trust (IT No 24/2000) for grazing purposes in terms of a written lease agreement dated 25 June 2004, until 28 February 2009, with a right to renew the lease for a further period of 4 years and 11 months thereafter. In terms of such lease the Brakfontein Trust has a right of first refusal to purchase the properties in the event that Trans Hex Operations decides to sell them (Clause 11 of the lease agreement).

-o0o-

SCHEDULE 9A

INDEPENDENT VALUES ATTRIBUTABLE TO SPECIFIED ASSETS

Description of Asset	Independent Value (Market Value per CPR after Rehabilitation Obligations) (millions)	Attributable % of total purchase consideration	Agreed Value of Specified Assets (millions)	Ratio between Market Value per CPR to Agreed Value
Trans Hex Operations				
Saxendrift – Mineral Rights	R7.02	5.83%	R5.85	1.2:1
Saxendrift – Material Assets comprising mostly Mining Plant & Equipment	R65.26	36.81%	R36.96	1.77:1
Niewejaarskraal – Mineral Rights	R21.87	16.45%	R16.52	1.32:1
Niewejaarskraal– Material Assets comprising mostly Mining Plant & Equipment	R21.83	12.45%	R12.5	1.75:1
Brakfontein Pan Plant	R0.94	0.54%	R0.54	1.74:1
Total	**116.92**	**72.07%**	**R72.37**	**1.61:1**
Mvela Exploration – Mvela Rights				
Niewejaarskraal – Ptn or Rem of Vleguilands Put 39 and - Ptn of Ptn 6 of Niewejaarskraal 40	R21.87	0%	R0	
Kwartelspan – Ptn 1 of Kransfontein 19 and Rem of Kwartelspan 25	R5.59	4.20%	R4.22	1.32:1
Zwemkuil-Mooidraai – Ptn of Rem of Zwemkuil 37and Ptn Rem of Mooidraai 36	R4.11	3.08%	R3.10	1.33:1
Total	**R31.57**	**7.28%**	**R7.32**	**4.31:1**
Pioneer - Pioneer Rights				
Ptn of Ptn 1 and Ptn of Rem of Remhoogte 152 and Ptn of Ptn 3 of Holsloot 47	R27.43	20.64%	R20.72	1.32:1
Total	**R27,43**	**20,64%**	**R20,72**	**1.32: 1**

MC [signature] IWB

SCHEDULE 5B

PRO FORMA ALLOCATION OF PURCHASE PRICE BETWEEN SELLERS

Based on assumed Purchase Price of R100 million in aggregate in terms of Share Sale Transaction

Seller	Description of Asset	% split of the Purchase Consideration for the Middle Orange Operations	Effective % of Purchase Consideration	Rand Value
Trans Hex Operations	Fixed Assets and Consumable Stores [1]	49.80%	49.80%	R50.00m
Trans Hex Operations/ Pioneer/ Mvela Exploration	Mineral Rights	50.20%	50.20%	R50.41m
		100%		R100m

[1] Please refer to SCHEDULE 2B for a breakdown of the material assets and their agreed transfer values.

Seller	Description of Asset	% share of the total value attributable to the Mineral Rights for the Middle Orange Operations	Effective % of Purchase Consideration	Rand Value (million)
Trans Hex Operations	Mineral Rights	44,38%	22.28%	R22.37
Pioneer	Mineral Rights	41.10%	20.64%	R20.72
Mvela Exploration	Mineral Rights	14.52%	7.28%	R7.32
		100%	50.20%	R50.41

MX WB

SCHEDULE 10

ESTIMATED REHABILITATION OBLIGATIONS AND ENVIRONMENTAL STATUS

Middle Orange River Prospecting and Mining Projects – Environmental Status and Liabilities

Area	Farms and portions, extent	Prospecting /mining right held by	Environmental Management Report Approved by DME	Financial provision	Environmental liability	Water Use Permit	Social and Labour Plan submitted to DME
Kwartelspan	Kransfontein 19, portion of portion 1 and Kwartelspan 25, portion of remainder	Mvelaphanda Exploration (Pty) Ltd NC 5/2/2/610	Yes	R50 000 by way of THG Trust Fund	In THO estimation, none – all prospecting rehabilitation done	No	Not required
Saxendrift mining area	Saxendrift 20, portion of remainder and Annex Saxendrift 21, portion of remainder, and Annex Saxendrift 21, portion of ptn 1	Trans Hex Operations (Pty) Ltd NC 5/3/2/753	Yes	THO Rehab Trust Fund R2,638m	R4.365 – THO calculation (excl low-grade stockpiles)	Yes Also waste disposal site permit (15/10/2001)	Yes
Saxendrift prospecting area	Saxendrift 20, portion of remainder	Mvelaphanda Exploration (Pty) Ltd NC 5/2/2/1656	Submitted	R10 000	None – no bulk sampling done yet	No	Not required

TABACKS

Niewejaarskraal mining area	Niewejaarskraal 40, portions of portions 6,4 and 2, and Viegulands Put 39, portion of remainder	Trans Hex Operations (Pty) Ltd NC 30/5/2/2/014 MR	Yes	Bank guarantee R4,335m	R1.164 million – THO calculation (excl low-grade stockpiles)	Yes	Yes
Niewejaarskraal prospecting area	Niewejaarskraal 40, portion of portion 6	Mvelaphanda Exploration (Pty) Ltd NC 5/2/2/616	Submitted, combined with portions 4 and 2	THO Rehab Trust Fund. R60 000 (combined with portion 4)	In THO estimation – none. No bulk sampling yet	No	Not required
Viegulandsput prospecting area	Viegulandsput 39, portion of remainder	Mvelaphanda Exploration (Pty) Ltd NC 5/2/2/1528	Yes	R10 000 by way of Trans Hex Rehab Trust Fund	None – no prospecting done yet	No	Not required
Zwemkuil	Zwemkuil 37, Remainder of Portion 1	Mvelaphanda Exploration (Pty) Ltd NC 5/2/2/1555	Yes 30/04/2004	Bank guarantee R240 000	In THO estimation – none.	No	Not required
Mooidraai	Mooidraai 36, portion of remainder	Mvelaphanda Exploration (Pty) Ltd NC 5/2/2/668	Yes	THO Rehabilitation Trust Fund - R100 000	In THO estimation – none. No bulk sampling yet	No	Not required

TABACKS

Remhoogte	Remhoogte 152, portion of portion 1 and portion of remainder	Pioneer Minerals (Pty) Ltd NC 30/5/1/1/2/126 PR	Yes	Bank guarantees (R2xR50,000)	Estimated R50 000	No	Not required
Holsloot	Holsloot 47, portion of portion 3 (Rooisloot)	Pioneer Minerals (Pty) Ltd NC 30/5/1/1/2/180 PR	Yes	Bank guarantee R10 000	In THO estimation – none – no bulk sampling	No	Not required

SCHEDULE 11

LEGAL STATUS/LAND USAGE RIGHTS AGREEMENTS

Middle Orange River – legal status of all prospecting and mining rights

Area	Farms and portions, extent	Mineral Right Ownership	Prospecting /mining right held by	Old Order Right	New Order Right	Land use agreement with land owner	Monthly land use rental
Kwartelspan	Kransfontein 19 (portion of portion 1) and Kwartelspan 25 (portion of remainder). In extent 903,650 ha	State	Mvelapharda Exploration (Pty) Ltd	NC 5/2/2/610 PP 103/2004 Expires 11/4/2008	Yes. Conversion application granted, Ref 210/2006PR	Yes - Expires 29 February 2008	R3000/m
Saxendrift mining area	Saxendrift 20 (portion of remainder) and Annex Saxendrift 21 (portion of remainder) and Annex Saxendrift 21 (portion of ptn 1). In extent 1368,2939 ha	State	Trans Hex Operations (Pty) Ltd	NC 5/3/2/753 Mining License ML 06/2001 Expires 30 April 2009	No	THO is land owner	
Saxendrift prospecting area	Saxendrift 20 (portion of remainder). In extent 359,00 ha	State	Mvelaphanda Exploration (Pty) Ltd	NC5/2/2/1656 PP 79/2004 Expires 29/11/2008	Yes. Conversion application granted, Ref 757/2006PR	THO is land owner	

TABACKS

9.

Area	Farms and portions, extent	Mineral Right Ownership	Prospecting /mining right held by	Old Order Right	New Order Right	Land use agreement with land owner	Monthly land use rental
Niewejaarskraal mining area	Niewejaarskraal 40 (portions of portions 6,4 and 2) and Viegulands Put 39 (portion of remainder). In extent 1766,390 ha	State	Mining right held by THO Prospecting rights held by Mvelaphanda and Pioneer Minerals	NC 5/2/2/1528 NC 5/2/2/697	Yes. Mining Right Ref 22/2006MR, Expires 11/4/2016 DME Ref no.: NC 30/5/1/2/2/014MR	Ptn 6 – Yes, Indefinite	Ptn 6 – 5% Royalty on gross revenue
						Ptn 4 – Yes, Indefinite	Ptn 4 – R2000.00p/m with 5% annual escalation during drilling phase R4000.00p/m with 5% annual escalation during sampling phase 2 ½% Royalty on gross revenue on diamonds recovered during sampling phase
						Ptn 2 – Yes. Indefinite	Ptn 2 – As per Ptn 4 above
						Viegulandsput – Yes, Purchase Agreement signed with land owner	R6250.00p/m. Offer to purchase signed with land owner

Area	Farms and portions, extent	Mineral Right Ownership	Prospecting /mining right held by	Old Order Right	New Order Right	Land use agreement with land owner	Monthly land use rental
Niewejaarskraal prospecting area	Niewejaarskraal 40 (portion of portion 6). In extent 995,200 ha	State	Mvelaphanda (Pty) Ltd	NC 5/2/2/616 PP 14/2001	Yes, conversion granted but awaiting execution and registration DME Ref NC30/5/1/1/2/209PR	Yes, indefinite	5% Royalty on gross revenue
Viegulandsput prospecting area	Viegulandsput 39 (portion of remainder). In extent 324,1045 ha	State	Mvelaphanda (Pty) Ltd	NC5/2/2/1528 PP82/2004	Yes, conversion granted, Ref 100/2007, Expires 29/11/2008	THO has acquired surface rights	R2500.00 per month
Zwemkuil	Zwemkuil 37 (portion of remainder). In extent 2488,1241 ha	State	Mvelaphanda (Pty) Ltd	NC5/2/2/1555 PP102/2004	Yes, conversion granted but awaiting execution and registration	Yes, indefinite	R4500.00 p/m
Mooidraai	Mooidraai 36 (portion of remainder). In extent 2901,00 ha	State	Mvelaphanda (Pty) Ltd	NC5/2/2/668 PP106/2004	Yes, conversion granted but awaiting execution and registration	Yes, expires 12/01/2007	R3000.00 p/m

Area	Farms and portions, extent	Mineral Right Ownership	Prospecting /mining right held by	Old Order Right	New Order Right	Land use agreement with land owner	Monthly land use rental
Remhoogte	Remhoogte 152 (portion of portion 1 and portion of remainder). In extent 2 798,5106 ha	State	Pioneer Minerals (Pty) Ltd	Lapsed/Renewal application submitted 26/09/2006 and accepted 10/11/2006	64/2005PR Granted: 10/11/2005 Expires 2/11/2006 NC30/5/1/1/2/126PR	Not finalized yet	R4000.00 p/m
Holsloot	Holsloot 47 (portion of portion 3) (Rooisloot). In extent 1 049,59 ha	State	Trans Hex Operations (see note to Schedule 6C)	NC5/2/2/713 PP50/2002	Yes, conversion granted, Ref: 735/2006PR, expiring 29/11/2007 NC30/5/1/1/2/180PR	Yes, expires 01/08/2007	R2000.00 p/m

SCHEDULE 12

TERMS AND CONDITIONS APPLICABLE TO LEASE OF EXCLUDED PROPERTIES

Owner/Lessor:	Trans Hex Operations (Pty) Limited
Lessee:	The Purchaser
Properties:	The Excluded Properties listed in Part 2 of Schedule 8B
Leased Areas:	Those portions of the Properties marked in **Blue** on the map annexed to this Schedule 12
Lease Period:	10 (ten) years initial period
Commencement Date:	1 April 2007, subject to the Sale of Business Agreement becoming unconditional in accordance with its terms
Rental Amount:	R10,000 per annum plus the aggregate amount of all property rates, taxes and service charges payable by the Lessor in respect of the Properties, payable annually in advance by no later than 7th day after the Commencement Date, and each anniversary of the Commencement Date thereafter, against presentation of the Lessor's invoice, plus value-added tax (if applicable)
Terms of Renewal:	Renewable by the Purchaser for further period of 10 (ten) years on written notice to Trans Hex Operations delivered not less than 2 months prior to expiry of initial rental period
Rights to /Restrictions on Leased Areas:	Lessor will provide Lessee with exclusive and undisturbed possession of the surface areas of the Leased Areas and all buildings, structures, improvements (temporary or otherwise) situated thereon for any lawful purposes which are consistent with the diamond-mining and recovery operations being conducted by it in respect of the Saxendrift and Niewejaarskraal Mines, it being an express term of the lease of the Leased Areas that the Lessee may not use (other than for reasonable access purposes) those areas marked in **Red** ("excluded areas") on the map annexed hereto which are leased to the Brakfontein Trust (IT No 24/2000) for grazing purposes in terms of a written lease agreement dated 25 June 2004 ("the Brakfontein Lease") until 28 February 2009 (with the right to renew such lease for a further period of 4 years and 11 months); and further that the Lessee, its officers, employees, servants and agents may not wrongfully or unlawfully interfere with, restrict, disturb or otherwise impede the enjoyment by Brakfontein Trust of its grazing rights in respect of the excluded areas under the terms of the Brakfontein Lease. Upon termination for any reason of the Brakfontein Lease, the excluded areas will automatically be deemed to form part of the Leased Areas (without additional rental being required to be paid therefor)

Services/Utilities: Lessee shall be solely responsible at its own cost for the maintenance in working order of any services and/or utilities (including all piping, cabling and the like) situated on the Properties, and the installation and maintenance of any additional services or utilities required by it to be brought onto the Properties

Erection of Structures: Lessee may at its own cost and risk erect and/or construct such temporary or permanent improvements to the Leased Areas as it may reasonably require; and for the removal of same from the relevant Property on termination of the lease of the Leased Area concerned, unless otherwise agreed by the Lessor. Lessor will not be obliged to compensate the Lessee for any improvements effected to the Properties by the Lessee under any circumstances

Limitation of Liability: Lessor shall not under any circumstances be liable to any person whomsoever for any claim, liability, cost, expense or penalty of whatever nature and however arising from and/or in connection with the use of the Properties by the Lessee and/or anything done or omitted to be done by the Lessee on, in or under any of the Properties, including (but not limited to):

(i) any environmental damage or degradation, pollution or similar where, in respect of such environmental damage or degradation, the cause of action arises on or after the date on which the Lessee is granted beneficial possession of the Properties (or any of them, as the case may be); and/or

(ii) any physical or material structure, condition, pitfall, hazardous matter or the like situated on the Properties as at the Commencement Date

Indemnity by Lessee: Lessee unconditionally indemnifies the Lessor, its officers, employees, servants and agents against all and any claims made against or liability incurred by the Lessor, from whatever cause and whenever arising, the cause of action in respect of which arises from any thing done or omitted to be done by the Lessee during any period whilst the Lessee was in legal or beneficial occupation and/or possession of the Properties (or any of them), including (but not limited to) any loss, harm, damage, cost or expense which the Lessor may suffer or incur as a result of any breach by the Lessee of its obligations not unlawfully to interfere with, restrict or otherwise impede the exercise by Brakfontein Trust of its grazing rights in terms of the lease referred to above.

Termination: The Lessee shall be entitled to terminate the lease in respect of any Leased Area on not less than 6 (six) months prior written notice to the Lessor, provided that no such notice of termination may be given by the Lessee so as to result in the lease concerned expiring prior to the 2nd anniversary of the Commencement Date; and further provided that the Lessee shall only be discharged from its obligations under such

MC [initials]

	lease upon satisfactory proof to the Lessor, acting reasonably, that all necessary and/or appropriate steps in terms of applicable laws have been taken by the Lessee to restore the Properties to the condition in which they were as at the Commencement Date and that no environmental, rehabilitation or similar obligations pertaining to the Lessee's use of the Leased Areas remain outstanding or unfulfilled
Breach/Dispute Resolution	Save as otherwise agreed in writing between the Lessor and Lessee, the provisions of clauses 2, 25 and 27 to 35 (both inclusive) shall be applicable *mutatis mutandis* to the lease of the Leased Areas by the Lessor to the Lessee
Registration	The Lessee shall be entitled at its own cost to register the lease in respect of the Leased Areas against the title deed(s) of the Properties and the Lessor shall do all such things and sign all such documents as may reasonably be required by the Lessee to obtain such registration
Option to Purchase	Subject to any rights of first refusal in respect of the Properties granted as at the Signature Date of the Sale of Business Agreement to any other person having lawfully expired or been terminated without being exercised by the grantee, the Lessor hereby grants the Lessee the exclusive option to purchase some or all of the Properties at an amount equal to 1 (one) year's annual rental, escalated annually on each anniversary of the Commencement Date by 2% per annum, which option may be exercised by the Lessee at any time from the Closing Date until the expiry by effluxion of time or lawful termination of the Lease, whichever is the earlier
[Other terms?]	**Discuss**

* Annex map showing fenced off "mining" areas on Saxendrift properties, and the grazing areas used by Higgs/Brakfontein.

MK DvB

SCHEDULE 13

CESSION AGREEMENT

SCHEDULE 13

DRAFT
FOR DISCUSSION
PURPOSES
02.03.07

CESSION AGREEMENT

between

TRANS HEX OPERATIONS (PROPRIETARY) LIMITED

MVELAPHANDA EXPLORATION (PROPRIETARY) LIMITED

PIONEER MINERALS (PROPRIETARY) LIMITED

and

TRANS HEX DIAMANTE BEPERK

MN DWB

1. **PARTIES**

1.1 **TRANS HEX OPERATIONS (PROPRIETARY) LIMITED**

1.2 **MVELAPHANDA EXPLORATION (PROPRIETARY) LIMITED**

1.3 **PIONEER MINERALS (PROPRIETARY) LIMITED**

1.4 **TRANS HEX DIAMANTE BEPERK**

2. **INTERPRETATION**

2.1 The headnotes to the clauses of this Agreement are inserted for reference purposes only and shall in no way govern or affect the interpretation hereof.

2.2 Any capitalised terms used in this Agreement which are not otherwise defined in this clause 2.2 shall bear the same meaning as ascribed to such terms in clause 2 of the Sale of Business Agreement; and unless inconsistent with the context, the expressions set forth below shall bear the following meanings:

"Adjustments"	any increase or reduction of the purchase consideration payable to each of Mvela Exploration, Trans Hex Operations and/or Pioneer, as the case may be, arising from and/or in connection with the provisions of the Sale of Business Agreement
"the/this Agreement"	the cession agreement recorded herein
"Cedents"	collectively, Trans Hex Operations, Mvelaphanda Exploration and Pioneer, and "Cedent" shall mean each or any of them as the context requires
"Cessionary"	Trans Hex Diamante

MC WB

"Effective Date"	the "Effective Date" as defined in the Sale of Business Agreement
"Loan Claims"	collectively: (i) the Mvela Loan Claim; (ii) the Pioneer Loan Claim; and (iii) the THO Loan Claim
"Mvela Exploration"	Mvelaphanda Exploration (Proprietary) Limited, registration number 1971/008673/07, a private company duly incorporated in accordance with the laws of the Republic, the issued share capital of which is beneficially held as to 50% each by Trans Hex Operations and Mvela Resources
"Mvela Resources"	Mvelaphanda Resources Limited, registration number 1980/001395/06 a public company duly incorporated in accordance with the laws of the Republic
"Mvela Loan Claim"	the claim by Mvela Exploration against Saxendrift referred to in clause 3.1.2.1
"Parties"	Trans Hex Operations, Mvela Exploration, Pioneer and Trans Hex Diamante
"Pioneer"	Pioneer Minerals (Proprietary) Limited, registration number 1991/006123/07, a private company duly incorporated in accordance with the laws of the Republic and a member of the Trans Hex Group of companies

Deleted: 3.1.2.2

"*Pioneer Loan Claim*"	the claim by Pioneer against Saxendrift referred to in clause 3.1.2.2
"*Purchaser*"	Rockwell Resources RSA (Proprietary) Limited, registration number 2005/023297/07, a private limited liability company incorporated in accordance with the company laws of the Republic and a subsidiary of Rockwell Ventures Inc
"*Republic*"	the Republic of South Africa
"*Sale of Business Agreement*"	the sale of business agreement dated ______________ entered into between Trans Hex Group Limited, Trans Hex Diamante, Trans Hex Operations, Mvela Exploration, Pioneer and Saxendrift, in terms of which Saxendrift will acquire from each of Trans Hex Operations, Mvela Exploration and Pioneer, respectively, the Trans Hex Business, the Mvela Rights and the Pioneer Rights
"*Sale of Shares Agreement*"	the sale of shares agreement dated ______________ entered into, amongst others, Trans Hex Operations, Trans Hex Diamante and the Purchaser, in terms of which the Purchaser will acquire from Trans Hex Diamante the entire issued share capital of Saxendrift and the loan claims which are the subject matter of this Cession Agreement
"*Saxendrift*"	Saxendrift Mine (Proprietary) Limited, registration number 2006/005971/07
"*Signature Date*"	the date of signature of this Agreement by the Party last in time signing same

Deleted: 3.1.2.3

"Trans Hex Diamante"	Trans Hex Diamante Beperk, registration number 1969/002820/06, a public company duly incorporated in accordance with the laws of the Republic
"THO Loan Claim"	the claim by Trans Hex Operations against Saxendrift referred to in clause 3.1.2
"Trans Hex Operations"	Trans Hex Operations (Proprietary) Limited, registration number 1968/012100/07, a private company duly incorporated in accordance with the laws of the Republic
"VAT"	value added tax as defined in the Value Added Tax Act 89 of 1991

Deleted: 3.1.2.1

2.3 Where any term is defined within the context of any particular clause in this Agreement, the term so defined, unless it is clear from the clause in question that the term so defined has limited application to the relevant clause, shall bear the meaning ascribed to it for all purposes in terms of this Agreement, notwithstanding that that term has not been defined in this interpretation clause.

2.4 Unless inconsistent with the context or save where the contrary is expressly indicated:

2.4.1 any gender includes the other genders; a natural person includes an artificial person and vice versa; and the singular includes the plural and vice versa;

2.4.2 if any provision in a definition is a substantive provision conferring rights or imposing obligations on any Party, notwithstanding that it appears only in this interpretation clause, effect shall be given to it as if it were a substantive provision of this Agreement;

2.4.3 reference to "days" shall be construed as calendar days unless qualified by the word "business", in which instance a "business day" shall be any day other than a Saturday, Sunday or official South African public holiday. Any reference to "business hours" shall be construed as being the hours between 08h30 (eight hours and thirty minutes) and 17h00 (seventeen hours) on any business day. Any reference to time shall be based upon South African Standard Time;

2.4.4 when any number of days is prescribed in this Agreement, same shall be reckoned exclusively of the first and inclusively of the last day unless the last day falls on a day which is not a business day, in which case the last day shall be the next succeeding business day;

2.4.5 in the event that the day for payment of any amount due in terms of this Agreement should fall on a day which is not a business day, the relevant day for payment shall be the subsequent business day;

2.4.6 in the event that the day for performance of any obligation to be performed in terms of this Agreement should fall on a day which is not a business day, the relevant day for performance shall be the subsequent business day;

2.4.7 any reference in this Agreement to an enactment is to that enactment as at the Signature Date and as amended or re-enacted from time to time;

2.4.8 any reference in this Agreement to this agreement or any other agreement or document shall be construed as a reference to this Agreement or, as the case may be, such other agreement or document, as the same may have been, or may from time to time be, amended, varied, novated or supplemented;

2.4.9 the use of the word "including" followed by a specific example shall not be construed as limiting the meaning of the general wording preceding it and the *eiusdem generis* rule shall not be applied in the interpretation of such general wording or such specific example;

2.4.10 the expiration or termination of this Agreement shall not affect such of the provisions of this Agreement as expressly provide that they will operate after any such expiration or termination or which of necessity must continue to have effect after such expiration or termination, notwithstanding that the clauses themselves do not expressly provide for this;

2.4.11 unless otherwise expressly so stated herein, no provision of this Agreement constitutes a stipulation for the benefit of any person who is not a Party to this Agreement; and

2.4.12 a reference to a Party includes that Party's successors-in-title and permitted assigns.

2.5 The rule of construction that the contract shall be interpreted against the Party responsible for the drafting or preparation of this Agreement, shall not apply.

3. <u>RECORDAL</u>

3.1 In terms of the Sale of Business Agreement (subject to such agreement becoming unconditional in accordance with its terms):

3.1.1 Saxendrift will acquire (in whole or in part) the Trans Hex Business, the Mvela Rights and the Pioneer Rights (collectively, the "**Business Assets**") from, respectively, Trans Hex Operations, Mvela Exploration and Pioneer;

3.1.2 the purchase consideration payable by Saxendrift to each of Trans Hex Operations, Mvela Exploration and Pioneer in respect of the Business Assets of which it is the seller will be discharged by Saxendrift:

3.1.2.1 as to the Trans Hex Business, partly by way of the allotment and issue by Saxendrift to Trans Hex Diamante, as the cessionary of Trans Hex Operations, of 100 (one hundred) ordinary shares ("**Consideration Shares**") in its issued share capital of Saxendrift, and partly by way of the balance of the purchase consideration

being owed by it to Trans Hex Diamante (as the cessionary of Trans Hex Operations in terms of this Agreement) on loan account (the "**THD Loan Claim**");

3.1.2.2 as to the Mvela Rights, by way of being owed by it to Trans Hex Diamante (as the cessionary of Mvela Exploration in terms of this Agreement) on loan account (the "**Mvela Loan Claim**"); and

3.1.2.3 as to the Pioneer Rights, by way of being owed by it to Trans Hex Diamante (as the cessionary of Pioneer in terms of this Agreement) on loan account (the "**Pioneer Loan Claim**").

3.2 The Consideration Shares and the Loan Claims (amongst other things) will thereupon be sold and transferred by Trans Hex Diamante to the Purchaser in terms of the Sale of Shares Agreement.

3.3 In order to give effect to the provisions of the Sale of Shares Agreement, each of Trans Hex Operations, Mvela Exploration and Pioneer wishes to cede to Trans Hex Diamante, who wishes to acquire, its Loan Claim, on the terms and conditions set out in this Agreement.

3.4 The Parties wish in writing to record their agreement in respect of the cession by each of the Cedents of their respective Loan Claims to Trans Hex Diamante.

4. **CESSION**

4.1 Subject to each of the Sale of Business Agreement and Sale of Shares Agreement becoming unconditional and being completed in accordance with its terms, with effect from the Effective Date:

4.1.1 each of Mvela Exploration and Pioneer hereby cedes, assigns, transfers and makes over as an out-and-out cession to Trans Hex Diamante, who hereby accepts such cession, all of its right, title and interest in and to, respectively, the Mvela Loan Claim and the Pioneer Loan Claim; and

4.1.2 Trans Hex Operations hereby cedes, assigns, transfers and makes over as an out-and-out cession to Trans Hex Diamante, who hereby accepts such cession, all of its right, title and interest in and to all and any amounts (including but not limited to the THO Loan Claim) that may be or become payable to it by Saxendrift arising from and/or in connection with the Sale of Business Agreement.

4.2 It is specifically recorded that, subject to clause 4.1, the only claim of each Cedent to receive payment in respect of the Business Assets of which it is the seller in terms of the Sale of Business Agreement shall be such claim or claims as it may have against Trans Hex Diamante arising from and/or in connection with the cession of its Loan Claim to Trans Hex Diamante in terms of this Agreement. Each Cedent hereby irrevocably agrees that, after the Closing Date of the Sale of Business Agreement, it shall not have or assert, or attempt to assert, any claim directly or indirectly against Saxendrift and/or the Purchaser in respect of the purchase consideration payable by Saxendrift for the Business Assets of which it is the seller under the Sale of Business Agreement, save in the event and to the extent that Saxendrift shall fail to recognise in full in its books and records the THO Loan Claim, the Mvela Claim and/or the Pioneer Claim, as the case may be.

5. **CONSIDERATION**

5.1 In consideration for the cessions to it of the respective Loan Claims of Mvela Exploration and Pioneer, Trans Hex Diamante shall, by no later than 60 (sixty) days ("**the Payment Date**") after the Closing Date of the Sale of Shares Agreement:

5.1.1 pay to Pioneer the face value (excluding VAT) of the Pioneer Loan Claim, less Adjustments, if any; and

5.1.2 pay to Mvela Exploration the face value (excluding VAT) of the Mvela Loan Claim, less Adjustments, if any,

it being specifically recorded that Trans Hex Diamante shall only be obliged to pay such consideration to Mvela Exploration and Pioneer, respectively, in the

MR DWB

event that the full purchase consideration payable to it in terms of the Sale of Shares Agreement shall have been received from the Purchaser.

5.2 In consideration for the cession to it of all of Trans Hex Operations' right, title and interest in and to the purchase consideration payable in respect of the Business Assets of which it, Trans Hex Operations, is the seller in terms of the Sale of Business Agreement, Trans Hex Diamante shall credit the face value (excluding VAT) of the THO Loan Claim (as adjusted by the net amount of any Adjustments) to a loan account in its books and records in the name of Trans Hex Operations, which loan claim by Trans Hex Operations shall be repaid by Trans Hex Diamante on such terms and conditions as may be agreed between them.

6. VALUE-ADDED TAX

It is specifically recorded that in the event and to the extent that any VAT may be or become payable by Trans Hex Diamante in respect of or in connection with any of the Loan Claims and/or the Business Assets of any seller, whether pursuant to this Agreement and/or the provisions of the Sale of Business Agreement, such VAT shall be payable by the Cedent liable therefor (or the seller of the Business Assets concerned, as the case may be) to Trans Hex Diamante on demand, against presentation of an appropriate tax invoice by Trans Hex Diamante.

7. INDEMNITY BY THE CEDENTS

Without derogating from the generality of any other provision of this Agreement and/or the Sale of Business Agreement, each of Mvela Exploration, Pioneer and Trans Hex Operations hereby unconditionally indemnifies and undertakes to hold harmless Trans Hex Diamante on demand against any loss, harm, damage, liability, penalty, cost or expense ("**Liability**") which Trans Hex Diamante may suffer or incur on or after the Signature Date arising from, in respect of and/or in connection with any warranty and/or indemnity given by Trans Hex Diamante to the Purchaser in connection with Saxendrift, its business, properties and/or affairs in terms of the Sale of Shares Agreement, the cause of action in respect of which relates directly or indirectly to any of the Business Assets of and/or a breach of warranty by,

respectively, Mvela Exploration, Pioneer or Trans Hex Operations in terms of the Sale of Business Agreement.

8. **BREACH**

Should any Party ("the Defaulting Party") commit a breach of any of the provisions hereof, then any of the other Parties ("the Aggrieved Party") shall, if it wishes to enforce its rights hereunder, be obliged to give the Defaulting Party 14 days' written notice to remedy the breach. If the Defaulting Party fails to comply with such notice, the sole remedy of the Aggrieved Party shall be to claim immediate payment and/or performance by the Defaulting Party of all of the Defaulting Party's obligations whether or not the due date for payment and/or performance shall have arrived, in either event without prejudice to the Aggrieved Party's rights to claim damages, it being expressly agreed that the Aggrieved Party shall not be entitled after cancel this Agreement on or after the Signature Date. The foregoing is without prejudice to such other rights as the Aggrieved Party may have at law.

9. **DOMICILIUM**

9.1 The Parties hereto choose *domicilia citandi et executandi* for all purposes of and in connection with this Agreement as follows:

Name	**Address**	**Fax No**
Trans Hex, Pioneer and Trans Hex Diamante	405 Voortrekker Road Parow Cape Town 7500	+27(0)21-937-2100/ 939-0740

Marked for the attention of: The Company Secretary

Name	**Address**	**Fax No**
Mvela Exploration	405 Voortrekker Road Parow Cape Town 7500	+27(0)21-937-2100/ 939-0740

Marked for the attention of: The Company Secretary

9.2 Any Party hereto shall be entitled to change its domicilium from time to time, provided that any new domicilium selected by it shall be an address other than a box number in the Republic, and any such change shall only be effective on the 3rd (third) business day immediately following upon receipt of notice in writing by the other Parties of such change.

9.3 All notices, demands, communications or payments intended for a Party shall be made or given at such Party's domicilium for the time being.

9.4 A notice sent by any Party to the other Party or Parties shall be deemed to be received:

9.4.1 on the same day, if delivered by hand;

9.4.2 if transmitted by telefax on any business day during normal working hours with receipt received confirming completion of transmission, on the first business day immediately after the date of transmission;

9.4.3 on the 10th day after posting, if sent by prepaid registered mail.

9.5 Notwithstanding anything to the contrary herein contained a written notice or communication (save and except an electronic mail transmission) actually received by a Party shall be an adequate written notice or communication to it notwithstanding that it was not sent to or delivered at its chosen domicilium citandi et executandi.

10. SEVERABILITY

If any clause or term of this Agreement should be invalid, unenforceable or illegal, then the remaining terms and provisions of this Agreement shall be deemed to be severable therefrom and shall continue in full force and effect unless such invalidity, unenforceability or illegality goes to the root of this Agreement.

11. APPLICABLE LAW AND JURISDICTION

This Agreement shall be governed in all respects by and shall be interpreted in accordance with the laws of South Africa and the Parties hereby irrevocably consent and submit to the non-exclusive jurisdiction of the Cape of Good Hope Provincial Division of the High Court of South Africa.

12. COSTS

The Parties shall bear their own costs of and incidental to the negotiation, preparation and execution of this agreement.

13. GENERAL

13.1 No Party shall be bound by any express or implied term, representation, warranty, promise or the like, not recorded herein.

13.2 No addition to, variation or consensual cancellation of this agreement shall be of any force or effect unless in writing and signed by or on behalf of all the Parties.

13.3 No indulgence which any of the Parties ("the grantor") may grant to any other or others of them ("the grantee(s)") shall constitute a waiver of any of the rights of the grantor, who shall not thereby be precluded from exercising any rights against the grantee(s) which might have arisen in the past or which might arise in the future.

13.4 The Parties undertake at all times to do all such things, to perform all such acts and to take all such steps and to procure the doing of all such things, the performance of all such actions and the taking of all such steps as may be open to them and necessary for or incidental to the putting into effect or maintenance of the terms, conditions and import of this agreement.

13.5 No Party shall be entitled to cede, assign or otherwise transfer all or any of its rights, interest or obligations under and in terms of this agreement except with the prior written consent of the other Parties.

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THUS DONE and SIGNED at ______________________ on this the ____________ day of ____________________ 2007.

For and on behalf of
TRANS HEX DIAMANTE BEPERK
By

____
who warrants his authority hereto

THUS DONE and SIGNED at ______________________ on this the ____________ day of ____________________ 2007.

For and on behalf of
TRANS HEX OPERATIONS (PROPRIETARY) LIMITED
By

____
who warrants his authority hereto

THUS DONE and SIGNED at ______________________ on this the ____________ day of ____________________ 2007.

For and on behalf of
PIONEER MINERALS (PROPRIETARY) LIMITED
By

____
who warrants his authority hereto

THUS DONE and SIGNED at ______________________ on this the ____________ day of ______________________ 2007.

For and on behalf of
MVELAPHANDA EXPLORATION
PROPRIETARY) LIMITED
by

____
who warrants his authority hereto

- - - -

mc [initials]

SCHEDULE 3

MINERAL RIGHTS

PART 1 – SAXENDRIFT MINING OPERATIONS							
	FARM NAME	PORTION	SIZE (Ha)	HOLDER AT SIGNATURE DATE	DME REF	DOCUMENT	DOCUMENT
TRANS HEX RIGHTS	Saxendrift 20	Ptn of Rem	1366.2940	Trans Hex Operations	5/3/2/753 MR	ML 06/2001	9/5/2014 (Note 1)
	Saxendrift 21	Remainder					
	Saxendrift 21	Ptn of Ptn 1					
MVELA RIGHTS	Saxendrift 20	Ptn of Rem	359.0000	Mvela Exploration	30/5/1/1/2/463 PR (Conv)	757/2006PR	29/11/2008

PART 2 – NIEWEJAARSKRAAL MINING OPERATIONS							
	FARM NAME	PORTION	SIZE (Ha)	HOLDER AT SIGNATURE DATE	DME REF	DOCUMENT	EXPIRY DATE
TRANS HEX RIGHTS	Niewejaarskraal 40	Ptn of Ptn 6	1766.3900	Trans Hex Operations	30/5/1/2/2/14MR	22/2006 (MR)	11/4/2016
	Niewejaarskraal 40	Ptn of Ptn 4					
	Niewejaarskraal 40	Ptn of Ptn 2					
	Viegulands Put 39	Ptn of Rem					
MVELA RIGHTS	Viegulands Put 39	Ptn of Rem	324.1050	Mvela Exploration	30/5/1/1/2/465PR (Conv)	100/2007	29/11/2008
	Niewejaarskraal 40	Ptn of Ptn 6	995.2000	Mvela Exploration	30/5/1/1/2/209PR	Conversion granted, execution and registration awaited	N/A

TABACKS

PART 3 PROSPECTING PROJECTS	FARM NAME	PORTION	SIZE (Ha)	HOLDER AT SIGNATURE DATE	DME REF	DOCUMENT	EXPIRY DATE
KWARTELSPAN PROJECT	Kransfontein 19	Ptn 1	903.6500	Mvela Exploration	5/2/2/610 PR	210/2006 (PR)	11/4/2008
	Kwartelspan 25	Remainder					
REMHOOGTE-HOLSLOOT PROJECT	Remhoogte 152	Ptn of Ptn 1	2798.5110	Pioneer Minerals	5/2/2/6 PR	64/2005 (PR)	2/11/2006
		Ptn of Rem					
	Holsloot 47	Ptn of Ptn 3	1049.5900	Trans Hex Operations (Note 2)	30/5/1/1/2/180 PR	735/2006PR	29/11/2006
ZWEMKUIL-MOOIDRAAI PROJECT	Zwemkuil 37	Ptn of Rem	2488.1240	Mvela Exploration	30/5/1/1/2/466 PR	Conversion granted, execution and registration awaited	N/A
	Mooidraai 36	Ptn of Rem	2901.0000		30/5/1/1/2/464 PR	Conversion granted, execution and registration awaited	

Note 1: only valid until 30 April 2009, unless converted prior thereto.

Note 2: See notes to Schedules 6A, B and C of Business Sale Agreement. Prospecting rights formerly held in name of Pioneer Minerals, on conversion issued in name of Trans Hex Operations.

SCHEDULE 4

WARRANTIES

The following Warranties are hereby given by the Seller on the basis set forth in clause 17 of the Sale of Shares and Claims Agreement ("the Agreement") to which this Schedule is attached as Schedule 4.

These Warranties shall apply in all respects unless qualified or otherwise amended by disclosure by the Seller to the Purchaser as set out in clauses 15 and/or 17 of the Agreement.

The Warranties shall be read in the appropriate tense where they refer to past or future events, or past or future financial statements or other documents.

Where any Warranty is qualified by the expression "the Seller is not aware", "to the best of the Seller's knowledge and belief" or any similar expression, that expression shall be deemed to include an additional statement that it has been made after due enquiry. In addition, the Seller's awareness, knowledge and belief will be tested on the date at which the relevant Warranty is given, i.e. the Signature Date, the Effective Date and the Closing Date, and the fact that the Seller may only become aware of a matter which may give rise to a breach of a Warranty after the Signature Date or the Effective Date, but before the Closing Date, will not detract from the Purchaser's ability to claim from the Seller based on a breach of the relevant warranty, save as otherwise expressly contemplated in respect of any disclosure made in terms of the First Disclosure Letter and/or the Interim Events Disclosure Letter.

1. **On the Signature Date, the Effective Date and the Closing Date:-**

1.1 the Company will be a duly incorporated private company with limited liability according to the laws of the Republic of South Africa;

1.2 no steps will have been taken and the Seller is not aware of any steps pending or threatened against the Company for its deregistration in terms of Section 73 of the Companies Act, No. 61 of 1973 (**"the Companies Act"**);

1.3 save as contemplated in and/or arising from the implementation of the Business Sale Agreement in accordance with the terms thereof, since its incorporation the Company will not have conducted any trading activities and/or acquired any assets or incurred any liabilities.

1.4 the information supplied by or on behalf the Seller and/or the Trans Hex Group pursuant to the due diligence conducted by the Purchaser (and its representatives) referred to in clause 3.3.1 (**"the due diligence"**) was and is, to the best of the Seller's knowledge and belief, true, correct and complete in all material respects at the time the information was supplied;

1.5 where photocopies of documents were made available to the Purchaser (and its representatives) pursuant to the due diligence, such photocopies were true and accurate copies of the documents they purport to be in the Seller's and/or the Trans Hex Group's possession at the time of furnishing same and, where originals thereof were or are in the Seller's and/or the Trans Hex Group' possession, were true and accurate copies of such original documents;

1.6 where signed documents or agreements (or copies thereof) were made available to the Purchaser (and its representatives) pursuant to the due diligence, to the best of its knowledge and belief the signatories to such documents or agreements were duly authorised to sign same and/or had the requisite legal capacity to do so;

1.7 where contracts were made available to the Purchaser (and/or its representatives) pursuant to the due diligence, to the best of the Seller's knowledge and belief such contracts were complete and accurate as at the date made available to the Purchaser (and/or its representatives) and save as specifically provided for in terms of the Agreement and/or the Business Sale Agreement and/or disclosed in writing to the Purchaser, have not been subsequently altered, varied or terminated.

2. **On the Effective Date and the Closing Date**:

2.1 the authorised share capital of the Company will be R1 000,00, divided into 1,000 ordinary shares of R1,00 (one rand) each; and

2.2 save as otherwise expressly provided in the Business Sale Agreement, the issued share capital of the Company will be R200,00, divided into 200 ordinary shares of R1,00 (one rand) each, fully paid-up, all of which shall be issued to and beneficially owned by the Seller.

2.3 in relation to Niewejaarskraal, its authorised share capital will be R1 000,00, divided into 1,000 ordinary shares of R1,00 each, of which 120 ordinary shares have been issued to, and are registered in the name of, the Seller;

2.4 in relation to Remzwem, its authorised share capital will be R1,000,00, divided into 1,000 ordinary shares of R1,00 each, of which 100 ordinary shares will have been issued to, and registered in the name of, the Seller.

3. On the Closing Date, the Seller will be able, entitled and authorised, as may be necessary, with effect from the Effective Date, validly and effectively to deliver and transfer the Sale Assets purchased under the Agreement to the Purchaser or its nominee, and such will be acquired by the Purchaser or its nominee free and clear of any prior right, lien, charge or encumbrance.

4. **Between the Signature Date and the Effective Date (insofar as applicable to the Company) and as at the Effective Date:**

Save as contemplated in terms of the Restructure and as otherwise expressly provided for in the Business Sale Agreement and/or the Agreement:

4.1 the Company is not and will not be under any obligation (whether contingently upon the exercise of any right or otherwise), and no resolution shall have been passed, requiring the Company to increase or to reduce its authorised or issued share capital, or to vary any of the rights attaching to any of its shares, or to buyback any of its shares, or to make any payment(s) to its shareholders;

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4.2 no person has or will have any present or future right (including any option or right of first refusal or right of pre-emption) to acquire any of the issued or unissued share capital of the Company;

4.3 the Company is not and will not be obliged, and neither has any resolution been passed, to alter its memorandum or articles of association, or to create or issue any debentures;

4.4 no person has, or will have acquired, any right to obtain an order for the rectification of the register of members of the Company, which register is and will be true and correct in all respects;

4.5 all the books and records of the Company relating to the Middle Orange Operations will at all times have been properly maintained according to law, and are and will be true and correct, and, if not up to date, will be capable of being written up to date within a reasonable time so as to record all the transactions of the Company;

4.6 the minute books of the Company will contain the originals, or copies duly and properly certified as true and correct, of all resolutions passed by its directors and shareholders since the date of the Company's incorporation;

4.7 the Company has and will have all such material licences, consents, permits, approvals, permissions and all other authorities prescribed by law for the lawful conduct of the Middle Orange Operations in the manner in which it is conducted at those dates, save where the conversion of old order rights to new order rights in terms of the MPRDA is required;

4.8 no person has or will have any right (including any option or right of first refusal or right of pre-emption) to purchase any of the assets of the Seller and/or the Company used in connection with the Middle Orange Operations, other than in the ordinary course of the business of the Seller and/or the Company;

4.9 the Company is not and will not become liable, whether actually, contingently or otherwise and whether as surety, co-principal debtor, guarantor, delegatee or indemnitor, for the liabilities of any third party;

4.10 the Company is not and will not be party to any agreement:

4.10.1 for the subscription or purchase of shares, debentures or any other instruments in any other company;

4.10.2 for the purchase of any material assets in relation to or in connection with the Middle Orange Operations, which was entered into other than in the ordinary, normal and regular course of the conduct of the Middle Orange Operations and specifically disclosed in the First Disclosure Letter and/or the Interim Events Disclosure Letter.

4.11 the Company has not and will not have any material liabilities in relation to the Middle Orange Operations, whether actual or contingent, other than those disclosed in the Effective Date Balance Sheet for the period ending on the Effective Date but excluding any liabilities in respect of any Environmental Matters or Rehabilitation Obligations, each in relation to the Middle Orange

Operations, in respect of which the Seller makes no representation and gives no warranty of any nature whatsoever;

4.12 the Company shall at all times in relation to the Middle Orange Operations have complied in all material respects with the provisions of the Tax Act and, except as disclosed, all proper tax returns (including without limitation PAYE and SITE returns) required to be returned shall have been properly and adequately made by it in respect of all periods from the date of its incorporation to the Effective Date, and all provisional and other taxes shall have been paid as at the due date thereof in compliance with the provisions of the Tax Act. The Company will not be liable in relation to the Middle Orange Operations for any taxation, interest on tax or penalties in respect of any assessment including any estimated, revised or additional assessment arising from any transaction (including, for the avoidance of doubt, any agreement or arrangement with the Seller or any member of its group or any entity over which it has control), matter, thing, act or omission which took place at any time or times prior to the Effective Date and for which proper and adequate provision is not made in the Effective Date Balance Sheet for the period ending on the Effective Date;

4.13 subject to any provisions raised in the Effective Date Balance Sheet for the period ending on the Effective Date, all assessments for taxation (which shall include, without limitation, Income Tax, value-added tax, regional services council levies, stamp duties, customs and excise duties, capital gains tax, secondary tax on companies, unemployment insurance contributions, skills development levies, any taxation arising from new assessments for taxation and/or the re-opening of Income Tax assessments and any penalty or interest on any of the foregoing) raised in respect of the Company in relation to the Middle Orange Operations, shall have been paid in full or adequate provision therefor shall have been made for the period ending on the Effective Date;

4.14 the Company shall at all times have complied in all material respects with the provisions of the Value Added Tax Act, No 89 of 1991 (**"the VAT Act"**), the Regional Services Councils Act, No. 109 of 1985 (**"the Regional Services Act"**), the Unemployment Insurance Contributions Act, No. 4 of 2002 (**"the UIF Act"**), and the Skills Development Levies Act, No. 9 of 1999 (**"the SDL Act"**) and the Exchange Control Regulations, 1961 as amended, promulgated in terms of Section 9 of the Currency and Exchanges Act, No. 9 of 1933 and all returns and declarations required to be furnished shall have been properly and adequately completed and furnished by the Company in respect of all periods from the respective dates of commencement of the VAT Act, the Regional Services Act, the UIF Act and the SDL Act to the Effective Date, and all estimates and assessments of tax and levies and interest on tax and penalties thereunder shall have been paid on the due date thereof in compliance with the provisions of the VAT Act, the Regional Services Act, the UIF Act and the SDL Act, or full and adequate provision shall have been made in the Effective Date Balance Sheet for the period ending on the Effective Date in respect of such estimates and/or assessments;

4.15 other than as disclosed, to the best of the knowledge and belief of the Seller, there are no notices, suits or proceedings pending against the Company by any tax authority relating to any claim for any additional tax or assessment, or any matters under discussion with any tax authority relating to any claim for any tax or assessment, nor is there any pending tax objection or appeal;

4.16 except as otherwise disclosed to the Purchaser on the basis contemplated in the Agreement, all the relevant material assets in connection with the Middle Orange Operations, whether movable, immovable, fixed or of whatever nature or description will be owned by the Company in full, free and unencumbered ownership, and none of them will be subject to -

4.16.1 any credit agreement, credit transaction, instalment sale transaction or leasing transaction as contemplated in the Credit Agreement Act No. 75 of 1980 and /or the Usury Act No. 73 of 1968;

4.16.2 any other credit agreement, instalment sale agreement, hire-purchase or suspensive sale agreement, lease or any like agreement whatever its form;

4.16.3 any pledge, mortgage bond, lien or notarial bond;

4.16.4 any other right in favour of any third person; or

4.16.5 any arrangement for the payment of a premium or like consideration to or by the Company for the use of the asset concerned;

4.17 the wear and tear, depreciation or capital allowances applied in the past to the Company's fixed or other assets in respect of the Middle Orange Operations for tax purposes shall conform in all respects to, and shall not exceed, those authorised and permitted in terms of the Tax Act and IFRS;

4.18 the Company shall not at any time or times have been party to any 'company formation transaction', 'share-for-share transaction', 'amalgamation transaction', 'intra-group transaction'; 'unbundling transaction' or 'liquidation, winding-up or deregistration transaction' all as contemplated in Part III of the Tax Act, or any other transaction which might be so classified, except as disclosed or arising out of the Restructure;

4.19 no amounts will previously have been transferred from reserves or undistributed profits to the share capital or the share premium account of the Company that have not thereafter been distributed as capitalisation shares or as dividends; and

4.20 all financial statements of the Company (whether prepared before or after the Effective Date) will have been prepared in accordance with IFRS and fairly represent the state of affairs and business of the Company for the relevant period (on the basis contemplated by the definition of such terms in the Agreement) and, insofar as the financial statements are concerned, will fairly represent the profit and loss of the Company in relation to the Middle Orange Operations for the relevant period.

5. **On the Closing Date, and subject to the terms of the Restructure:**

5.1 the Warranties recorded in clauses 4.1, 4.2, 4.3, 4.6, 4.8, 4.10.1, 4.16, 4.17, 4.18 and 4.19 shall be *mutatis mutandis* applicable;

5.2 no person will have acquired any right to obtain an order for the rectification of the register of the members of the Company insofar as the register relates to

the ordinary share capital of the Company, which register will be true and correct in all respects in relation to the ordinary share capital of the Company;

5.3 all of the books and records of the Company will at all times have been properly maintained according to law, and are and will be true and correct, and, if not up to date, will be capable of being written up to date within a reasonable time so as to record all of the transactions of the Company;

5.4 all financial statements of the Company (whether prepared before or after the Effective Date) will have been prepared in accordance with IFRS and will fairly represent the state of affairs of the business of the Company for the relevant period;

5.5 the Company will have no material liabilities, whether actual or contingent, not fully provided for or recorded in the Closing Date Accounts;

5.6 the Company shall at all times have complied in all material respects with the provisions of the Tax Act and, except as disclosed, all proper tax returns (including without limitation PAYE and SITE returns) required to be returned shall have been properly and adequately made by it in respect of all periods from the date of its incorporation to the Effective Date, and all provisional and other taxes shall have been paid as at the due date thereof in compliance with the provisions of the Income Tax Act. The Company will not be liable in relation to the Excluded Assets (as defined in the Business Sale Agreement), or any of them, for any taxation, interest on tax or penalties in respect of any assessment including any estimated, revised or additional assessment arising from any transaction (including, for the avoidance of doubt, any agreement or arrangement with the Seller or any member of its group or any entity over which it has control), matter, thing, act or omission which took place at any time or times prior to the Closing Date; and

5.7 other than as may be disclosed to the Purchaser in writing in the Interim Events Disclosure Letter, to the best of the knowledge and belief of the Seller, there will be no notices, suits or proceedings pending against the Company by any tax authority relating to any claim for any additional tax or assessment, or any matters under discussion with any tax authority relating to any claim for any tax or assessment, nor is there any pending tax objection or appeal.

6. To the best of the knowledge and belief of the Seller, or except as otherwise specifically disclosed in the First Disclosure Letter and/or the Interim Events Disclosure Letter, on the Signature Date, the Effective Date and the Closing Date neither the Seller, Trans Hex Operations nor the Company is or will be in breach of any material obligations in respect of the Middle Orange Operations undertaken by it under any of the contracts to which it is a party, and save as provided for in the Business Sale Agreement, with effect from the Restructure Date the Company is and will be entitled to all benefits and rights under and in terms of such contracts, and neither the Seller nor Trans Hex Operations is, to the best of its knowledge and belief, aware of any fact, circumstance or reason which might preclude the Company from exercising any rights or fulfilling any obligations still to be exercised or fulfilled by the Company in terms of such contracts.

7. As at the Signature Date, in accordance with the standard practice of the Seller and/or the Trans Hex Group, no insurances are maintained in respect of the Mining Assets in relation to the Middle Orange Operations and, as at the Effective Date and

the Closing Date, save as otherwise directed in writing by the Purchaser (and procured at its own cost) no such insurances will be in place.

8. **The Effective Date Balance Sheet and Closing Date Accounts**

8.1 will be prepared in accordance with IFRS and substantially in accordance with the same accounting policies as those applied in respect of the audited financial statements of the Seller for the financial period ended 31 March 2006 (other than in respect of changes required as a result of subsequent changes to IFRS);

8.2 will be prepared as if the Restructure shall already have been implemented and completed as at the Signature Date and the Effective Date (and subject to the provisions of the Business Sale Agreement, as at the Closing Date) and will fairly present the notional state of affairs and business of the Company in relation to the Middle Orange Operations and the notional profit and loss of the Company in respect of the Middle Orange Operations for that period;

8.3 insofar as same shall be audited, will contain no material qualification;

8.4 will value all fixed assets on the basis of past practice by the Seller;

8.5 will depreciate all fixed assets on the same basis as in the past;

8.6 will disclose the base cost (or the means and the basis for the calculation of same) of all the Company's assets which on disposal thereof would attract any capital gains tax in terms of the Tax Act.

9. On the Signature Date and the Effective Date to the best of the knowledge and belief of the Seller, there are in respect of the Middle Orange Operations, no notices, suits, proceedings, investigations or inspections pending against the Seller, Trans Hex Operations and/or the Company by any tax authority relating to any claim for any additional tax, interest on tax or penalties or assessment, or any matters under discussion with any tax authority relating to any claim for any tax or assessment, nor is there any pending tax objection or appeal.

10. On the Signature and the Effective Dates to the best of the knowledge and belief of the Seller, there are no litigation, arbitration, criminal, land claims or expropriation proceedings (other than as a result of the effect of the transitional provisions of the MPRDA) pending or threatened against the Seller, Trans Hex Operations and/or the Company in respect of the Middle Orange Operations or its assets or business, or to which it or they might become subject, nor does the Seller and/or Trans Hex Operations know or have any reasonable grounds to know of any basis for any such proceedings.

11. On the Effective Date, to the best of the knowledge and belief of the Seller, there is no application pending or threatened for the provisional or final winding-up or judicial management of the Company.

12. Between the Signature Date and the Closing Date –

12.1 Trans Hex Operations and/or the Company will have maintained a register of its assets in respect of its relevant portion of the Middle Orange Operations in accordance with IFRS;

12.2 the plant, machinery, vehicles and other equipment necessary for the conduct by the Seller and/or the Company of the Middle Orange Operations have been maintained in accordance with the practice of Trans Hex Operations immediately prior to the Signature Date.

13. To the best of the knowledge and belief of the Seller, the Seller has disclosed to the Purchaser all Environmental Matters and Rehabilitation Obligations in respect of the Middle Orange Operations known to the Seller as at the Signature Date. No warranty or representation is given by the Seller as to the adequacy of any provision or reserve made by the Company in respect of such liabilities in relation to the Middle Orange Operations as at the Effective Date or the Closing Date and, save only as otherwise provided in clause 23, the Purchaser is relying on its own assessment in regard thereto.

14. On the Signature, Effective and Closing Dates the Company does not and will not have any contract with any director or employee, or former director or employee of the Company:

14.1 which requires more than three calendar months' notice of termination by either party;

14.2 in terms of which any director or employee is entitled to participate in, or to a commission based on, the Company's profits or dividends;

14.3 for the payment of any pensions or annuities save through the pension or provident funds of which employees of the Company are members; or

14.4 in terms of which it is obliged to pay such person any amount as compensation for loss of employment or office or as a consideration for any restraint of trade or any other cause.

15. The Company has not agreed to recognise a trade union other than any trade union the recognition of which has been disclosed to the Purchaser in the First Disclosure Letter or to do anything which might be construed as recognition.

16. On the Signature Date neither the Company nor any of its employees, is involved in an industrial dispute.

17. On the Signature, Effective and Closing Dates, save as otherwise expressly provided for in the Business Sale Agreement, the Company is not and will not be under any obligation to pay any director, officer or employee, whether past or present, any amounts as compensation for loss of office, or any pension, bonus, gratuity or annuity.

18. As at the Signature Date, the Effective Date and the Closing Date there are no Collective Agreements or arrangements between the Trans Hex Group and/or the Company and any trade union or other body representing employees in relation to or in connection with the Middle Orange Operations other than those disclosed to the Purchaser in the First Disclosure Letter and the New Collective Agreement

contemplated in terms of clause 21.8 of the Business Sale Agreement. (For the purpose of this warranty, a "Collective Agreement" means a written agreement concerning terms and conditions of employment or any other matter of mutual interest concluded by one or more registered trade unions, on the one hand and, on the other hand, (i) one or more employees, (ii) one or more registered employer's organisations, or (iii) one or more employers and one or more registered employers' organisations).

19. As at the Signature Date, the Effective Date and the Closing Date, no arbitration awards or judgments of any competent court that binds the Company in respect of any employee or group of employees in relation to or in connection with the Middle Orange Operations have been or will be made in terms of the Labour Relations Act other than as disclosed to the Purchaser.

20. On both the Effective Date and the Closing Date, the Company is and will continue to be the beneficial owner or duly registered user or licensee of all the trademarks, designs, names, devices, logos, patents, domain names or the like (together the "intellectual property") used in the course of its business; and:

20.1 subject to the Restructure and the agreements entered into between members of the Trans Hex Group in order to give effect thereto (collectively, the "Restructuring Agreements"), no other person whatsoever has any right to use or right to acquire any of such intellectual property in the area for which such is valid, whether as registered user, licensee or otherwise howsoever;

20.2 to the best of the knowledge and belief of the Seller, there has been no infringement of any of such intellectual property by any third party; and

20.3 such intellectual property is the only intellectual property which is used by the Company in the course of its business.

21. On the Effective Date, save as otherwise disclosed, there is not and will not be any unfunded deficit in respect of any current or future liability of any pension or provident fund of which any of the Company's employees in relation to the Middle Orange Operations will be members; provided that if there is any such deficit in respect of the services of any such employees for any period or periods up to the Effective Date, as may be certified by any actuary for the time being of that pension fund, then whether the Company ultimately has any liability in respect thereof or not, the Purchaser will be entitled to claim payment from the Seller of an amount equal to the net present value amount of such unfunded deficit.

22. All material factual information supplied by the Seller or any of its authorised agents, advisors or employees, to the Purchaser or to any advisors of the Purchaser, in contemplation or for the purposes of this Agreement, is true and accurate in all material respects save for any financial forecasts or projections given to the Purchaser.

23. As at the Effective Date, save as disclosed, no powers of attorney or authorities, expressly or implied, by which a person may enter into a contract or incur an obligation on behalf of the Company are or will be subsisting.

-o0o-

SCHEDULE 5

COMPETENT PERSONS REPORT

(CD-Rom Diskette, also furnished to Purchaser at Data Room session)

9

TABACKS

MXC WB

SCHEDULE 6

FIRST DISCLOSURE LETTER

TABACKS

9

TRANS HEX DIAMANTE BEPERK

REG NO. 1963/002024/06

HEAD OFFICE: 405 VOORTREKKER ROAD, P O BOX 723, PAROW 7499, CAPE TOWN
REPUBLIC OF SOUTH AFRICA
TEL +27 21 937 2000, FAX +27 21 937 2100 · www.transhex.co.za

TRANS HEX

02 March 2007

The Directors
Rockwell Resources RSA (Proprietary) Limited
and
Rockwell Ventures Inc
Level 0, Wilds View
Isle of Houghton
Cnr Carse O'Gowrie and Boundary Roads
Houghton Estate
Johannesburg 2198

Dear Sirs

Saxendrift Mine (Proprietary) Limited ("the Company")
and The Middle Orange Operations
First Disclosure Letter

This letter is the First Disclosure Letter referred to in clause 17 of the Sale of Shares and Claims Agreement to be entered into today between Trans Hex Diamante Beperk ("the Seller"), Trans Hex Operations (Proprietary) Limited, Rockwell Resources RSA (Proprietary) Limited ("the Purchaser") and Rockwell Ventures Inc., relating to the purchase of the entire issued share capital of the Company by the Purchaser (the 'Agreement").

The purpose of this Disclosure Letter is to disclose certain matters which:

(a) for the purposes of clauses 15, 17, 18 and 19 of the Agreement, will operate as exceptions to and qualifications of the indemnities and undertakings therein given by the Seller; and

(b) for the purposes of clause 17 of the Agreement, will operate as exceptions to, and will qualify, the Warranties (as defined in clause 2.2 of the Agreement) (the "Warranties") to the extent that such disclosures comply with the provisions of clause 17 and the preamble to Schedule 4 of the Agreement.

MDK MK JWB

Unless the context otherwise requires, all words and expressions defined in the Agreement have the same meaning in this letter and the provisions of clause 1 of the Agreement apply to this Disclosure Letter. For purposes of this letter, a reference to the Company shall be deemed to include a reference to each subsidiary of the Company as the context requires.

Any information contained or referred to in this Disclosure Letter is to be treated as a disclosure (to the extent such disclosure complies with the provisions of clause 17 and the preamble to Schedule 4 of the Agreement) in respect of each and every Warranty and not solely in respect of any particular Warranty and specific disclosures in relation to any Warranty do not in any way limit the general disclosures.

The disclosure of any matter or document does not imply any representation, warranty or undertaking not expressly given in the Agreement, nor may any such disclosure be taken as extending the scope of any of the Warranties save to the extent provided otherwise in the Agreement.

General disclosures

1. By way of general disclosure, the following matters are disclosed or deemed disclosed to the Seller to the extent such disclosures comply with the provisions of clause 17 and Schedule 4 of the Agreement:

   the contents of the Agreement and all documents referred to in the Agreement, within the meaning of clause 2 of the Agreement;

   any matters which would be disclosed as a result of a search, whether or not made, of the records maintained by the South African Companies and Intellectual Property Registration Office ("CIPRO") in relation to the Company, and any similar or equivalent public register of statutory and/or corporate information relating to any subsidiary of the Company maintained in any jurisdiction in which such subsidiary is incorporated, registered and/or conducts business, or any equivalent national or regional record office in such country that may be inspected by the public;

   the memorandum and articles of association of the Company;

   any matter which would be revealed as a result of any search, whether made or not, of any register of intellectual property rights (including but not limited to patents, trademarks or copyright) which may be inspected or made by members of the public in South Africa;

   any matter provided for in the Effective Date Balance Sheet or Management Accounts, as such terms are defined in the Agreement;

all matters and information contained in any correspondence between the Purchaser or its advisers (of the one part) and the Seller and its respective advisers (of the other part) with effect from 1 April 2006, together with all enclosures attached to such correspondence;

any information published as at the Signature Date by the holding company of the Seller on the SENS bulletin of the JSE Limited in relation to and/or in connection with the Middle Orange Operations conducted by the Trans Hex group of companies;

the documents or copies of documents disclosed to the Purchaser in the Data Room and as further referred to in clause 17.9 of the Agreement

the documents or copies of documents annexed to this letter and referred to in the Specific Disclosures set out below; and

the contents of the documents in Appendix 1 to this letter, copies of which have been initialled on behalf of the Seller for the purposes of identification.

Specific disclosures

2. The following specific disclosures are made in respect of the Warranties set out in Schedule 4 of the Agreement:

Warranty No	Disclosure
1.1	-
1.2	-
1.3	-
2.1	-
2.2	-
3	-
4.1	-
4.2	-

MOC [handwritten initials] MOC

Warranty No	Disclosure
4.3	-
4.4	-
4.5	-
4.6	-
4.7	-
4.8	See Schedule 8, read with Schedule 3 of the Business Sale Agreement
4.9	-
4.10	Save in respect of the rights and obligations ceded and delegated to the Company in terms of the contracts listed in Schedule 3 of the Business Sale Agreement (subject always to the final terms and conditions of the Business Sale Agreement)
4.10.1	-
4.10.2	-
4.11	-
4.12	-
4.13	-
4.14	-
4.15	-
4.16	See as disclosed in Schedule 8, read with Schedule 3, of the Business Sale Agreement
4.16.1	-
4.16.2	-
4.16.3	-

MK 2vB MDC

Warranty No	Disclosure
4.16.4	See as disclosed in Schedule 8, read with Schedule 3, of the Business Sale Agreement
4.16.5	-
4.17	-
4.18	-
4.19	-
4.21	The Pro Forma Balance Sheet is not prepared on the basis of IFRS but in accordance with the Seller's best estimate of the probable balance sheet of the Company as at the Effective Date pursuant to and in terms of the Business Sale Agreement, and on the assumption as at the Signature Date that all of the Business Assets respectively sold by each seller in terms thereof will be acquired by the Company with effect from the Effective Date
5.1	-
5.2	-
5.3	-
5.4	-
5.5	-
5.6	-
5.7	-
6	-

MX MX JWB

Warranty No	Disclosure
7	Potential claims may arise in connection with the following incidents: 1. Fatal accident sustained by a contractor, who died on 10/02/2004 from injuries sustained when jump-starting a vehicle on Saxendrift mine. The incident has been investigated by DME and the DME's final report is still awaited. The State Prosecutor is also considering whether the matter gives rise to any criminal charges against any person; and 2. Motor vehicle collision on a mine road in which a contractor was killed. The incident has been investigated by the DME and the DME's final report is still awaited.
8.1	-
8.2	-
8.3	-
8.4	-
8.5	-
8.6	-
9	-
10	-
11	-
12.1	-
12.2	-
13	-
14	-
14.1	-

MK JWB MK

Warranty No	Disclosure
14.2	-
14.3	-
14.4	-
15	The Trans Hex Group has entered into formal recognition and related agreements with the National Union of Mineworkers ("NUM") in respect of various aspects of its union members' employment-related terms and conditions, which agreements are listed in Appendix 1 to this Disclosure Letter, and the terms of which agreements are and will remain binding on the Company with effect from the Effective Date insofar as applicable to the Active Employees.
16	The Trans Hex Group is currently engaged in discussions and negotiations with NUM with regard to the implementation of a proposed alcohol and drug-testing policy to be introduced by the Trans Hex Group at all of its mines, which negotiations are ongoing and which, if not resolved on a basis acceptable to all parties, may result in industrial action.
17	The Trans Hex Group intends, on the basis provided for in clause 21.6 of the Sale of Business Agreement and in consultation with the Purchaser, to enter into negotiations with NUM with a view to reaching agreement on the voluntary retrenchment prior to the Closing Date of some or all of the active employees engaged in relation to the Middle Orange Operations, and save for the potential severance/retrenchment costs associated therewith, as contemplated in the Sale of Business Agreement, no other amounts as contemplated by this Warranty are or will be payable to any director, officer or employee of the Company.
18	See item 17 above and Appendix 1 attached to this Disclosure Letter, setting out the agreements entered into between the Trans Hex Group and NUM insofar as same relate to the employees of the Trans Hex Group engaged in relation to the Middle Orange Operations
19	-
20	-
20.1	-

mx Jwb MX

Warranty No	Disclosure
20.2	-
20.3	-
21	-
22	Subject to the express provisions of clause 5.3.2 of the Business Sale Agreement and the contents of the schedules thereto
23	-

Please acknowledge receipt of this Disclosure Letter by signing, dating and returning the enclosed copy of this letter.

Yours faithfully

TRANS HEX DIAMANTE BEPERK

Director

Receipt acknowledged:

For and on behalf of

ROCKWELL RESOURCES RSA (PROPRIETARY) LIMITED

(Signature) *Dated*

(Name and capacity)

who warrants his authority hereto

(Signature) *Dated*

(Name and capacity)

who warrants his authority hereto

APPENDIX 1

LIST OF UNION AGREEMENTS APPLICABLE TO SAXENDRIFT EMPLOYEES

1. RECOGNITION AND PROCEDURAL AGREEMENT
2. SUBSTANTIVE AGREEMENT BETWEEN THG AND NUM FOR 2006/2007
3. FULLTIME SHOP STEWARD AGREEMENT
4. SOCIAL PLAN AGREEMENT
5. RETRENCHMENT AGREEMENT
6. HIV/AIDS AGREEMENT (agreed to but still to be signed off)
7. AGENCY SHOP AGREEMENT (agreed to but still need to be signed off)
8. ADDENDUM TO RECOGNITION AND PROCEDURAL AGREEMENT -JOINT BODIES
9. ADDENDUM TO RECOGNITION AND PROCEDURAL AGREEMENT - EXTENSION OF THE BARGAINING UNIT (agreed to but still need to be signed off)
10. OOREENKOMS AANGAANDE DIE RANGORDE EN GRADERINGS VAN OPERATEURS EN DRYWER POSISIES
11. AGREEMENT ON CONTRACTORS, SUB CONTRACTORS AND TEMPORARY EMPLOYEES
12. MEDICAL INCAPACITY AGREEMENT
13. COLLECTIVE AGREEMENT CONCLUDED IN OR DURING OCTOBER/NOVEMBER 2006 IN RESPECT OF VOLUNTARY RETRENCHMENT PROGRAMME

SCHEDULE 7

THE PRO FORMA BALANCE SHEET

Pro Forma Balance Sheet as at Signature Date

		Rand
Ordinary share capital		200
Share premium		
Non distributable reserves		
Distributable reserves		
Net asset value		
Long term liabilities		
-external		
-total amount		
-short term portion reflected in current liabilities		
-shareholders	Note 2	100 410 000
-non-trading		
-trading		
Deferred taxation		
		100 410 200
Fixed assets – non mineral rights	Note 1	49 000 200
Fixed assets – mineral rights		54 660 000
Investments		
Current assets		
-inventories		1 000 000
-accounts receivable		
-bank and cash		
Current liabilities*	Notes 3 & 4	
-accounts payable		
-bank overdraft		
-taxation		
-current portion of long term liabilities		
Operating provisions (Rehabilitation)		4 250 000
		100 410 200

Notes::

1. Includes Mining Information (as defined in the Business Sale Agreement).
2. Subject to adjustment depending on final purchase price in terms of clauses 10 and 11 of the Share Sale Agreement.

Contingent Liabilities

2. Should any employees move into Saxendrift without taking voluntary retrenchment, the voluntary retrenchment liabilities would move across with such employees, the estimated amount rolled-forward to the period ending (and as at) 31 March 2007 being R2 762 283,37 (the R5m retrenchment payment will either be reduced in this regard or the liabilities will be moved across by Trans Hex Operations and funded by the cash which is paid by Rockwell of ±R3,5m of the R5m).
4. A general provision is not included for audit fees to be incurred by the Company in respect of the Audited Accounts and incidental expenses relating to the implementation of the Restructure, but are not expected to be material..

-o0o-

TABACKS

SCHEDULE 8

CIBC LETTER OF CREDIT

TABACKS

MM JWB

1/3

COPY

MT700: Issue of a Documentary Credit

To Institution SBZAZAJJXXX
Standard Bank of South Africa Ltd.
85 Simmonds Street,
PO Box 7725, Johannesburg
GTG, South Africa 2000
Priority N

27:Count
1/1
40A:Form of Documentary Credit
REVOCABLE STANDBY
20:Documentary Credit Number
SBGV739518
31C:Date of Issue
070126
40E:Applicable Rules
UCP LATEST VERSION
31D:Date and Place of Expiry
070731 Vancouver
50:Applicant
Rockwell Ventures Inc.
800 West Pender St. Ste. 1020
Vancouver, B.C. V6C 2V6
Canada
59:Beneficiary
Trans Hex Operations (Propriety)
Limited, 405 Voortrekker Road
Parow, Cape Town 7500
South Africa
32B:Currency Code, Amount
CAD15390000,00
39A:Percentage
00/00
41A:Available With ... By ...
CIBCCATTXXX
Canadian Imperial Bank of Commerce
The Atrium-on-Bay
595 Bay Street, 7th Floor
Toronto, Ontario
BY PAYMENT
46A:Documents Required
Attn. Ken Forbes (Tel 011 378 7666)
Kindly advise the beneficiary the following standby letter of
credit on our behalf:
Quote
We, Canadian Imperial Bank of Commerce, Trade Finance Centre, 400
Burrard Street, 6th Floor, Vancouver, B.C. V6C 3A6, Canada

MK

COPY

("CIBC"), at the request of the above-mentioned Applicant, hereby issue in favour of Trans Hex Operations (Propriety) Limited (the 'Beneficiary') this revocable standby letter of credit No. SBGV739518 for the amount of CAD15,390,000.00 (Fifteen Million Three Hundred Ninety Thousand Canadian dollars) (being the Canadian dollar equivalent of 95 million South African Rand based on Canadian Imperial Bank of Commerce rate of exchange for the Rand as at 9:00 a.m. on January 26, 2007).

This revocable standby letter of credit is being issued by CIBC at the request of the Applicant in relation to the proposed transaction ('Transaction') between the Applicant and the Beneficiary concerning certain diamond mining assets located in the Northern Cape province of South Africa.

This standby letter of credit is available for payment upon receipt by CIBC at its above noted address of the following documents: (Beneficiary may present documents to the Advising bank for further relay to CIBC)

1. Beneficiary's dated and signed written demand (bearing 2 signatures) , addressed to CIBC and completed as follows: 'We, the undersigned Trans Hex Operations (Proprietary) Limited , hereby demand payment of the sum of (insert amount (numerically and in words)) under CIBC Standby Letter of Credit No. SBGV739518'

2. A dated and signed letter by Andre Visser (or his designate) on the letterhead of Deneys Reitz Inc. addressed to CIBC and completed as follows: 'We, the undersigned hereby certify that the Transaction has become unconditional in accordance with its terms. We hereby request CIBC to pay the Beneficiary the amount specified in their demand dated ....under CIBC Standby Letter of Credit No. SBGV739518. We hereby further certify that written notice of intended delivery of this letter has been provided to the Applicant, that at least five (5) Business Days have elapsed since the delivery of such notice and there is no interdict, injunction or other court order of which we are aware which prohibits us from delivering this letter to you'.

Partial drawings are permitted.

This standby letter of credit shall be reduced automatically, by the amount of each drawing paid hereunder and/or by amendment, by the amount of reduction that may be authorized by the Beneficiary from time to time by their signed written request addressed to CIBC and delivered to the Advising Bank who in turn will relay the authorization for reduction to CIBC by authenticated SWIFT.

CIBC hereby agrees that it will honour the Beneficiary's demand for payment, presented in compliance with the terms of this standby letter of credit, without enquiring whether the Beneficiary has a right as between itself and the Applicant to make such demand, and without recognizing any claim of the said Applicant.

This Revocable Letter of Credit is neither transferable nor

MX JWB

3/3

COPY

assignable and shall expire at our counters upon the earlier of:
a) July 31, 2007 OR
b) upon receipt by CIBC at its above noted address of an original written statement from the Applicant (bearing signatures), referring to CIBC Revocable Standby Letter of Credit No. SBGV739518 and stating to the effect that the negotiations, or any agreements, between the Applicant and the Beneficiary in relation to the Transaction have terminated without having resulted in the Transaction being completed between them and further stating that a copy of such written statement has been delivered to the Beneficiary no later than the Expiry Date. Upon CIBC's receipt of this statement, this letter of credit shall be cancelled and a notice of cancellation will be sent to the Advising Bank for relay to the Beneficiary to the attention of The Company Secretary, 405 Voortrekker Road, Parow, 7500, Cape Town, South Africa.

Notwithstanding the expiration date, this standby letter of credit shall be cancelled effective the date of receipt by the Advising Bank of the original standby letter of credit instrument and a dated letter signed by the Beneficiary, referencing this standby letter of credit number and requesting the cancellation of same. The Advising Bank will advise CIBC of such cancellation by authenticated SWIFT.

This standby letter of credit is subject to the Uniform Customs and Practice for Documentary Credits (1993 Revision) International Chamber of Commerce, Publication No. 500 and engages us in accordance with the terms thereof.

Unquote

71B:Charges
ALL FOREIGN BANK CHARGES ARE FOR
THE ACCOUNT OF THE BENEFICIARY

49:Confirmation Instructions
WITHOUT

72:Sender to Receiver Information
This Standby is payable On Demand

MN DWB

Catharine Keene

From:	Rosemary Salm [RosemaryS@hdgold.com]
Sent:	27 January 2007 02:40 AM
To:	justin.pitt@questco.co.za; Catharine Keene
Cc:	RW - John W. Bristow; Joel Kesler; James Allan; Bruce Falcon
Subject:	RE: Rockwell Ventures Inc - statement of the CIBC acccount showing

LOC RVI Trans Hex.pdf (708 KB)...

Dear Justin and Catherine,

Attached is the letter of credit from CIBC to Standard Bank of South Africa Limited.

Regards,

Dave

-----Original Message-----
From: Dave Copeland
cnt: Friday, January 26, 2007 4:10 PM
To: justin.pitt@questco.co.za; ck@tabacks.com
Cc: RW - John W. Bristow; Joel Kesler; 'James Allan'; Bruce Falcon
Subject: Rockwell Ventures Inc - statement of the CIBC acccount showing

Dear Justin and Catherine,

Attached is the statement of the CIBC account showing the guarantee for the LC showing the deposits made today totaling CAD$17,091,000

The letter of credit will follow shortly.

Best regards,

David J. Copeland, P.Eng., Project Development Director Hunter Dickinson Inc.,Vancouver, Canada
tel: +1 604 684 6365
mobile: +1 778 389 4944

MK JWB

SCHEDULE 9

COMPLETION SCHEDULE

Clause No.	Description	Document Required	Responsible Party
Sale of Shares and Claims Agreement			
4.1.1.1	Payment of the Deposit of R10 million into the trust bank account of Mervyn Taback Inc	Deposit slip and/or confirmation of receipt issued by Seller's Attorneys	Purchaser / Seller
4.1.1.2	Proof of execution by all parties of Sale of Business Agreement	Signature pages of Sale of Business Agreement	Seller
4.1.2	Proof of issue of CIBC Letter of Credit in favour of Seller	Copy of formal confirmatory advice from Standard Bank of SA Limited addressed to Trans Hex Diamante Beperk, certified as a true copy by the Purchaser	Purchaser
4.1.3.1	Delivery of Venmyn Report to RVI	Proof of delivery of Venmyn Report to/ receipt by Seller	Purchaser / Seller
4.1.3.2	Approval of TSXV to transaction	TSXV written approval, accompanied by proof of delivery to/receipt by Seller thereof	Purchaser / Seller
4.1.4	Satisfactory completion by RVI of mineral title due diligence	Written confirmation by Purchaser/RVI of satisfactory completion of its mineral title due diligence, accompanied by proof of delivery to/receipt by Seller thereof	Purchaser / Seller
4.1.5	Delivery by Seller to Purchaser of Effective Date Balance Sheet and Interim Events Disclosure Letter	Written acknowledgement of receipt by Purchaser; alternatively proof of delivery thereof by Seller to Purchaser	Seller
4.1.7.1	Approval of Competition Authorities to transaction	Competition Approval notice issued by Competition Commission	Tabacks/EvB
4.1.7.1	If Competition Approval is conditional in any way:	Written confirmation by each of Seller and Purchaser that the conditions specified are acceptable to them	Purchaser and Seller
4.1.7.3	Ministerial Consent to the transfer of the Sale Shares to the Purchaser	Signed and dated confirmation of consent to the transfer by the Minister of Minerals and Energy (or her delegate in terms of section 103 of the MPRDA)	Seller / Purchaser
12.1.3	Material Assets Schedule	Material Assets Schedule, signed by both Purchaser and Seller	Purchaser

TABACKS

14.3.1.4	Share certificates in respect of Saxendrift Mine (Pty) Limited, Niewejaarskraal Mine (Pty) Limited and Remzwem (Pty) Limited	(i) Saxendrift - share certificates for 200 ordinary shares of R1,00 each issued to Trans Hex Diamante Limited; (ii) Niewejaarskraal - share certificates for 120 ordinary shares of R1,00 issued to Trans Hex Diamante Limited; (iii) Remzwen – share certificates for 100 ordinary shares of R1,00 each issued to Trans Hex Diamante Limited	Seller
14.3.1.4	Share transfer forms (CM42) per 14.3.1.3 above	Signed and undated CM42 share transfer forms in respect of above share certificates	Seller
14.3.1.5	Cession of Claims (as defined) in favour of the Purchaser	Signed and dated cession by Seller in favour of Purchaser in respect of the THO Claim, the Mvela Claim and the Pioneer Claim, expressed as conditionally effective on the Closing Date	Seller
14..3.1.6	Resignations of Directors of Saxendrift Mine, Niewejaarskraal and Remzwem	Signed and dated draft resignations by each director, or if signed and dated, expressed as conditionally effective on the Closing Date	Seller
14.3.1.7	Written undertaking by auditors of Saxendrift, Niewejaarskraal and Remzwem to resign as auditors if so requested by Purchaser	Written undertaking by Pricewaterhouse Coopers Inc, Stellenbosch to that effect	Seller
14.3.1.8	Resolutions by each of the boards of directors of Saxendrift, Niewejaarskraal and Remzwem	Draft resolutions in specified terms of clause 14.3.1.8	Seller
14.3.2	Delivery of Closing Date Accounts by Seller to Purchaser	Proof of delivery to/receipt by Purchaser of Closing Date Accounts	Seller / Purchaser
14.3.3	Confirmation by Seller that Books are in Company's possession or under its control	Draft form of confirmation by Seller	Seller

Sale of Business Agreement

4.1.1	Share Sale transaction entered into between parties thereto	Signature pages of Sale of Shares and Claims Agreement	Seller
4.1.2	Cessions of claims by sellers in favour of Trans Hex Diamante Limited	Signed and dated Cession Agreement executed by Pioneer Minerals and Mvela Exploration in favour of Trans Hex Diamante Limited	Seller
4.1.4.1	Conversion of Necessary Rights (to be listed)	In respect of each Necessary Right: (i) copy of "new order" prospecting and/or mining right issued by the DME; and if registered in the MPTRO, as so registered; or (ii) signed and dated confirmation from the Minister (or her delegate in terms of section 103 of the MPRDA) of the grant of conversion in terms of Schedule II of the MPRDA	Seller
4.1.4.2	Ministerial Consents to transfer of Necessary Rights from each seller to Saxendrift Mine (Pty) Limited	Signed and dated written confirmation of consent to the cession and transfer from Trans Hex Operations, Pioneer Minerals and Mvela Exploration, to Saxendrift Mine (Pty) Limited, of each Necessary Right by the Minister (or her delegate in terms of section 103 of the MPRDA), together with (if applicable) the underlying application for consent	Seller